Annual Report

MARCH 31, 2007

Ivy Balanced Fund

Ivy Bond Fund

Ivy Cundill Global Value Fund

Ivy Dividend Income Fund

Ivy European Opportunities Fund

Ivy Global Natural Resources Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Mortgage Securities Fund

Ivy Pacific Opportunities Fund

Ivy Real Estate Securities Fund

Ivy Small Cap Value Fund

Ivy Value Fund

 IVY FUNDS®

CONTENTS

President's Letter

March 31, 2007



DEAR SHAREHOLDER:

Stock markets around the globe generally provided attractive returns over the past 12 months, even as week to week it seemed the degree of price fluctuation accelerated. Most bond markets, meanwhile, were relatively flat. Concerns regarding monthly inflation reports, energy prices, Federal Reserve policy and increased defaults on housing debt were among the short-term factors that seemed to worry some investors.

Enclosed is our report on Ivy Funds' operations for the 12 months ended March 31, 2007. This past fiscal year the S&P 500 Index advanced 11.83 percent, led by utility and telecommunications stocks. Energy stocks were volatile as the price of oil gyrated. Health care and information technology were generally the weakest stock sectors during the fiscal year.

Seasons change, growth continues

As we enter spring, gasoline prices have risen again to above $2.50 a gallon in many locations. However, the latest round of volatility at the pump pales in comparison to the situation a year ago, when more than $3 a gallon was briefly the norm, and the U.S. seemed threatened with significantly higher inflation. Overall, the economic news of the past year has been good, including:

- Moderate oil prices
- Corporate profits remained solid, rising around 10 percent
- Relatively stable inflation and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. As you can see, there's much to be thankful for, as well as a case for optimism about the future. Compared to a year earlier, a slightly smaller percentage of people in the U.S. are unemployed. Inflation is lower. The cost of financing a home is lower. Overall economic growth is slower, however, while oil prices are down slightly.

Economic Snapshot		
	3-31-2007	3-31-2006
U.S. unemployment rate	4.40%	4.70%
Inflation (U.S. Consumer Price Index)	2.80%	3.40%
U.S. GDP	1.30%	3.70%
30-year fixed mortgage rate	6.13%	6.37%
Oil price per barrel	$65.87	$66.63

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations generally appear reasonable, especially given profit levels and still low U.S. interest rates. We see an attractive path ahead for diversified investors in 2007, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Our expertise

In 2007, an affiliate of the Ivy Funds' distributor marks its 70th anniversary. At the Ivy Funds, we have deep resources focused on helping you achieve your long-term financial goals. We are committed to offering you an investment philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk. To help accomplish this, we have a research culture focused on fundamental excellence.

Thank you for your continued confidence in us.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2007.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Balanced Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,040.90	1.38%	$ 7.04
Class B.	1,000	1,036.00	2.36	12.01
Class C	1,000	1,037.20	2.14	10.90
Class Y.	1,000	1,041.60	1.25	6.43
Based on 5% Return[2]				
Class A.	$1,000	$1,018.07	1.38%	$ 6.96
Class B.	1,000	1,013.14	2.36	11.88
Class C	1,000	1,014.25	2.14	10.78
Class Y.	1,000	1,018.68	1.25	6.36

Ivy Bond Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,026.40	1.18%	$ 5.98
Class B.	1,000	1,020.80	2.28	11.52
Class C	1,000	1,022.00	2.04	10.31
Class Y.	1,000	1,027.00	0.93	4.76
Based on 5% Return[2]				
Class A.	$1,000	$1,019.04	1.18%	$ 5.96
Class B.	1,000	1,013.54	2.28	11.48
Class C	1,000	1,014.76	2.04	10.28
Class Y.	1,000	1,020.28	0.93	4.75

See footnotes on page 12.

Ivy Cundill Global Value Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,109.30	1.54%	$ 8.12
Class B.	1,000	1,104.70	2.42	12.73
Class C	1,000	1,105.40	2.19	11.47
Class Y.	1,000	1,111.40	1.20	6.33
Class II.	1,000	1,111.70	1.01	5.38
Advisor Class.	1,000	1,111.90	1.05	5.49
Based on 5% Return[2]				
Class A.	$1,000	$1,017.25	1.54%	$ 7.77
Class B.	1,000	1,012.88	2.42	12.18
Class C	1,000	1,014.01	2.19	10.98
Class Y.	1,000	1,018.96	1.20	6.06
Class II.	1,000	1,019.88	1.01	5.15
Advisor Class.	1,000	1,019.71	1.05	5.25

Ivy Dividend Income Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,093.20	1.38%	$ 7.22
Class B.	1,000	1,088.10	2.31	12.01
Class C	1,000	1,089.30	2.16	11.28
Class Y.	1,000	1,093.40	1.28	6.70
Based on 5% Return[2]				
Class A.	$1,000	$1,018.06	1.38%	$ 6.96
Class B.	1,000	1,013.42	2.31	11.58
Class C	1,000	1,014.17	2.16	10.88
Class Y.	1,000	1,018.53	1.28	6.46

See footnotes on page 12.

Ivy European Opportunities Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,200.30	1.62%	$ 8.91
Class B.	1,000	1,195.80	2.35	12.85
Class C	1,000	1,196.00	2.28	12.52
Class Y.	1,000	1,201.20	1.41	7.70
Advisor Class.	1,000	1,203.10	1.15	6.28
Based on 5% Return[2]				
Class A.	$1,000	$1,016.85	1.62%	$ 8.17
Class B.	1,000	1,013.22	2.35	11.78
Class C	1,000	1,013.54	2.28	11.48
Class Y.	1,000	1,017.91	1.41	7.06
Advisor Class.	1,000	1,019.19	1.15	5.75

Ivy Global Natural Resources Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,165.80	1.29%	$ 6.93
Class B.	1,000	1,161.40	2.10	11.35
Class C	1,000	1,162.30	2.01	10.81
Class Y.	1,000	1,166.70	1.20	6.50
Class R	1,000	1,164.80	1.57	8.44
Advisor Class.	1,000	1,168.40	0.87	4.66
Based on 5% Return[2]				
Class A.	$1,000	$1,018.51	1.29%	$ 6.46
Class B.	1,000	1,014.46	2.10	10.58
Class C	1,000	1,014.89	2.01	10.07
Class Y.	1,000	1,018.95	1.20	6.06
Class R	1,000	1,017.10	1.57	7.87
Advisor Class.	1,000	1,020.59	0.87	4.34

See footnotes on page 12.

Ivy International Balanced Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,110.40	1.34%	$ 7.07
Class B.	1,000	1,106.20	2.27	11.90
Class C	1,000	1,106.60	2.06	10.85
Class Y.	1,000	1,111.30	1.16	6.12
Based on 5% Return[2]				
Class A.	$1,000	$1,018.26	1.34%	$ 6.76
Class B.	1,000	1,013.62	2.27	11.38
Class C	1,000	1,014.67	2.06	10.38
Class Y.	1,000	1,019.13	1.16	5.86

Ivy International Core Equity Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,143.70	1.53%	$ 8.15
Class B.	1,000	1,139.00	2.33	12.41
Class C	1,000	1,139.90	2.23	11.88
Class Y.	1,000	1,145.00	1.33	7.19
Advisor Class.	1,000	1,144.10	1.41	7.61
Based on 5% Return[2]				
Class A.	$1,000	$1,017.31	1.53%	$ 7.67
Class B.	1,000	1,013.30	2.33	11.68
Class C	1,000	1,013.82	2.23	11.18
Class Y.	1,000	1,018.28	1.33	6.76
Advisor Class.	1,000	1,017.88	1.41	7.16

See footnotes on page 12.

Ivy International Growth Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,150.40	1.40%	$ 7.53
Class B........................	1,000	1,144.80	2.42	12.98
Class C	1,000	1,144.80	2.44	13.08
Class Y........................	1,000	1,150.70	1.40	7.53
Class II........................	1,000	1,151.80	1.19	6.35
Advisor Class....................	1,000	1,132.80	4.45	23.67
Based on 5% Return[2]				
Class A........................	$1,000	$1,017.96	1.40%	$ 7.06
Class B........................	1,000	1,012.88	2.42	12.18
Class C	1,000	1,012.76	2.44	12.28
Class Y........................	1,000	1,017.96	1.40	7.06
Class II........................	1,000	1,019.02	1.19	5.96
Advisor Class....................	1,000	1,002.74	4.45	22.23

Ivy Mortgage Securities Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$1,027.60	1.12%	$ 5.68
Class B........................	1,000	1,022.50	2.12	10.72
Class C	1,000	1,023.60	1.90	9.61
Class Y........................	1,000	1,028.30	0.98	4.97
Based on 5% Return[2]				
Class A........................	$1,000	$1,019.36	1.12%	$ 5.65
Class B........................	1,000	1,014.37	2.12	10.68
Class C	1,000	1,015.47	1.90	9.57
Class Y........................	1,000	1,020.03	0.98	4.95

See footnotes on page 12.

Ivy Pacific Opportunities Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,197.60	1.83%	$10.00
Class B.	1,000	1,191.80	2.87	15.67
Class C	1,000	1,193.70	2.59	14.15
Class Y.	1,000	1,199.50	1.56	8.58
Advisor Class.	1,000	1,201.60	1.29	7.05
Based on 5% Return[2]				
Class A.	$1,000	$1,015.80	1.83%	$ 9.17
Class B.	1,000	1,010.64	2.87	14.38
Class C	1,000	1,012.02	2.59	12.98
Class Y.	1,000	1,017.13	1.56	7.87
Advisor Class.	1,000	1,018.50	1.29	6.46

Ivy Real Estate Securities Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,109.60	1.54%	$ 8.12
Class B.	1,000	1,104.00	2.52	13.26
Class C	1,000	1,105.50	2.34	12.32
Class Y.	1,000	1,110.50	1.36	7.18
Class R	1,000	1,108.70	1.66	8.75
Based on 5% Return[2]				
Class A.	$1,000	$1,017.27	1.54%	$ 7.77
Class B.	1,000	1,012.38	2.52	12.68
Class C	1,000	1,013.26	2.34	11.78
Class Y.	1,000	1,018.16	1.36	6.86
Class R	1,000	1,016.64	1.66	8.37

See footnotes on page 12.

Ivy Small Cap Value Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,105.10	1.69%	$ 8.95
Class B.	1,000	1,099.10	2.76	14.48
Class C	1,000	1,100.60	2.48	13.02
Class Y.	1,000	1,106.60	1.37	7.27
Based on 5% Return[2]				
Class A.	$1,000	$1,016.48	1.69%	$ 8.57
Class B.	1,000	1,011.15	2.76	13.88
Class C	1,000	1,012.54	2.48	12.48
Class Y.	1,000	1,018.08	1.37	6.96

Ivy Value Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,095.50	1.48%	$ 7.75
Class B.	1,000	1,090.30	2.44	12.75
Class C	1,000	1,090.70	2.36	12.34
Class Y.	1,000	1,096.00	1.28	6.71
Based on 5% Return[2]				
Class A.	$1,000	$1,017.57	1.48%	$ 7.47
Class B.	1,000	1,012.74	2.44	12.28
Class C	1,000	1,013.16	2.36	11.88
Class Y.	1,000	1,018.55	1.28	6.46

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the tables), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2007, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Ivy Balanced Fund

March 31, 2007



Below, Cynthia P. Prince-Fox, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. She has managed the Fund for three years and has 24 years of industry experience.

The Fund increased 7.53 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007. This was less than the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 11.83 percent for the same period. The Fund outpaced the Citigroup Treasury/Government Sponsored/ Credit Index (generally reflecting the performance of funds in the bond market), which increased 6.39 percent for the period. Multiple indices are presented because the Fund invests in both stocks and bonds.

During the fiscal year, Lipper, Inc. recategorized the Fund into a new peer group – the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (reflecting the performance of funds with similar objectives). This group of funds rose 9.56 percent for the 12 months ended March 31, 2007. The Fund's old peer group – the Lipper Balanced Funds Universe Average – rose 9.04 percent for the fiscal year.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Financial, health care weakened results

We underperformed our peer groups and equity benchmark this past fiscal year primarily because of 1) adverse stock selection in financials, health care and industrials and 2) our positioning in high quality, relatively shorter duration bonds at a time when longer duration, lower quality bonds tended to outperform.

We stayed close to our maximum 75 percent weighting in equities for the majority of the 12 months ended March 31, 2007, and this generally had a positive impact on overall performance. However, the equity portion lagged the S&P 500 primarily as a result of adverse selection as well as an overweighting of the weaker-than-market industrial sector. Meanwhile, the fixed-income portion of the portfolio modestly underperformed its bond market benchmark.

For most of the last few years the Fund has been tilted toward more economically sensitive industries relative to the market. Starting in the first quarter of this last fiscal year we began to transition the portfolio away from these areas. We reasoned there was growing evidence that the economy was slowing and likely would impact stocks in our portfolio that have been some of our best performers over the past several years. At the end of the first fiscal quarter (March 2006), market psychology seemed to shift from a generally "half empty" mentality toward "half full" as investors reacted to a more favorable inflation picture and a drop in the price of oil. Shortly after the second fiscal quarter started, the war between Israel and Hezbollah began and escalated to a point that few had predicted. As the war raged on, the price of oil climbed to a point that threatened the global boom of the last few years. The war ended in conjunction with a rapid deterioration in the housing market, causing energy and other commodity prices to experience meaningful declines. The bond market took this as an "all clear" signal that inflation was dead and that the Federal Reserve could take a pause after a two-year tightening campaign.

The equity markets' response was decidedly positive, posting strong gains in the final quarter of the 2006 calendar year. In fact, every sector of the S&P 500 posted positive returns last year in contrast to the last couple of years when much of the gains were clustered in a handful of sectors, specifically energy. While energy finished the year as one of the leading performers, we believe the market will continue to broaden out to other sectors of the market.

We believe as the markets grow more comfortable with the idea that commodity prices likely are not going to spiral upwards to a point that inflation concerns reenter the picture, areas that have been impacted by rising commodity costs also may do better. We have added to our technology and retail holdings, as these stocks looked attractive based on a number of valuation metrics. While we believe the consumer likely will face challenges in the months ahead as housing languishes, we believe that other economic factors, such as relatively moderate energy prices and stable interest rates, should remove some of the pressure.

We also think there are some very exciting developments occurring in technology and telecommunications. Some of the trends that we are beginning to witness are a result of the digitization of content and new forms of content distribution. While these trends were a dream just a few years ago, they are real and happening today. We have exposure to these developments and look to increase those, given ongoing consumer technology adoptions.

Overall, we placed our greatest emphasis on energy, industrials and health care relative to the weightings found in the S&P 500. While the financial sector is the largest weighted sector in the Fund, we were underweight banks for most of the year. We have preferred to invest in financial stocks that we feel should benefit from increasing global wealth management and electronic trading.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006	
Company	Change in weighting
Exxon Mobil Corporation	Increased
General Dynamics Corporation	Increased
General Electric Company	Increased
Cisco Systems, Inc.	New to Top 10
Colgate-Palmolive Company	Increased
Schlumberger Limited	Decreased
Apple Inc.	New to Top 10
Johnson & Johnson	Increased
UBS Ag	New to Top 10
PepsiCo, Inc.	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most currently reported Top 10 Holdings.

Our outlook

Global liquidity has found its way into just about every asset class, with real estate, stocks, bonds and commodities all posting positive gains this year. An additional kicker has been private equity creating a bid under the market, particularly in value situations. As we enter the new fiscal year, our broad stance on the markets remains positive. Fiscal policy in many countries around the world has been aimed at containing inflation, and it appears, so far, that inflation has stayed under control. Global growth looks to be slowing, but not nearly to the degree as many had feared, given a slowing U.S. consumer. While we remain cautious as global economic growth matures, we feel that investors likely will put more emphasis on quality and pay greater attention to companies that can demonstrate sustainable earnings power. We continue to make adjustments to the portfolio to reflect our most current thinking on the economy and how we anticipate market reaction.

Bond Portfolio Characteristics	
As of 3-31-07	
Average maturity	4.53 years
Effective duration	3.29 years
Weighted average bond rating	AAA

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Balanced Fund, Class A Shares[1]	$14,513
— — —	S&P 500 Index	$17,427
– – –	Citigroup Treasury/Government Sponsored/Credit Index	$17,589
- - - - -	Lipper Mixed-Asset Target Allocation Growth Funds Universe Average	$17,163



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	1.35%	2.49%	6.67%	7.67%
5-year period ended 3-31-07	5.17%	–	–	–
10-year period ended 3-31-07	5.31%	–	–	–
Since inception of Class[3] through 3-31-07.....	–	6.20%	7.14%	8.22%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 12-8-03 for Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY BALANCED FUND

Portfolio Highlights

On March 31, 2007, Ivy Balanced Fund had net assets totaling $93,339,542 invested in a diversified portfolio of:

67.18%	Domestic Common Stocks
15.95%	United States Government and Government Agency Obligations
5.39%	Cash and Cash Equivalents
5.37%	Domestic Corporate Debt Securities
5.06%	Foreign Common Stocks
0.61%	Other Government Securities
0.44%	Foreign Corporate Debt Securities

Asset Allocation

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:



Stocks		**$72.24**
	Technology	$14.06
	Health Care	$11.66
	Financial Services	$10.75
	Energy	$ 6.76
	Consumer Nondurables	$ 6.35
	Miscellaneous	$ 6.14
	Consumer Services	$ 4.73
	Multi-Industry	$ 3.33
	Utilities	$ 3.06
	Retail	$ 2.82
	Capital Goods	$ 2.58
Bonds		**$22.37**
	United States Government and Government Agency Obligations. . . .	$15.95
	Corporate Debt Securities	$ 5.81
	Other Government Securities	$ 0.61
	Cash and Cash Equivalents	**$ 5.39**

The Investments of Ivy Balanced Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Air Transportation – 0.87%		
Southwest Airlines Co.	55,300	$ 812,910
Aircraft – 1.58%		
Boeing Company (The)	16,600	1,475,906
Banks – 3.44%		
Bank of America Corporation.	16,600	846,932
Northern Trust Corporation	22,600	1,358,373
Wells Fargo & Company	29,100	1,001,913
		3,207,218
Beverages – 3.32%		
Anheuser-Busch Companies, Inc.	15,000	756,900
Brown-Forman Corporation, Class B.	12,400	812,944
PepsiCo, Inc.	24,000	1,525,440
		3,095,284
Business Equipment and Services – 1.06%		
Pitney Bowes Inc.	21,800	989,502
Chemicals – Petroleum and Inorganic – 1.25%		
E.I. du Pont de Nemours and Company	23,600	1,166,548
Chemicals – Specialty – 1.18%		
Air Products and Chemicals, Inc.	14,900	1,100,961
Communications Equipment – 4.59%		
Cisco Systems, Inc.*	69,800	1,779,551
Nokia Corporation, Series A, ADR.	56,200	1,288,104
QUALCOMM Incorporated.	28,600	1,218,789
		4,286,444
Computers – Micro – 1.73%		
Apple Inc.*	17,400	1,616,547
Computers – Peripherals – 1.19%		
Microsoft Corporation.	39,758	1,107,857
Defense – 2.47%		
General Dynamics Corporation	30,200	2,307,280
Electrical Equipment – 1.03%		
Emerson Electric Co.	22,400	965,216

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 2.50%		
Microchip Technology Incorporated	34,700	$ 1,233,412
Texas Instruments Incorporated.	36,500	1,098,650
		2,332,062
Food and Related – 1.15%		
Wm. Wrigley Jr. Company	21,100	**1,074,623**
Health Care – Drugs – 5.41%		
Allergan, Inc.	11,100	1,230,102
Amgen Inc.*	13,500	754,042
Gilead Sciences, Inc.*	15,900	1,215,793
Novartis AG, ADR	12,000	655,560
Pfizer Inc.	47,200	1,192,272
		5,047,769
Health Care – General – 3.92%		
DENTSPLY International Inc.	35,000	1,146,075
Johnson & Johnson	26,200	1,578,812
Zimmer Holdings, Inc.*.	10,900	930,969
		3,655,856
Hospital Supply and Management – 2.33%		
Community Health Systems, Inc.*	31,300	1,103,325
Medtronic, Inc.	21,800	1,069,508
		2,172,833
Hotels and Gaming – 1.09%		
Las Vegas Sands, Inc.*	11,800	**1,021,998**
Household – General Products – 1.88%		
Colgate-Palmolive Company	26,300	**1,756,577**
Insurance – Life – 1.16%		
Aflac Incorporated	23,000	**1,082,380**
Insurance – Property and Casualty – 1.17%		
Berkshire Hathaway Inc., Class B*	300	**1,092,000**
Leisure Time Industry – 1.00%		
Time Warner Inc.	47,100	**928,812**
Motion Pictures – 1.57%		
News Corporation Limited, Class A.	63,400	**1,465,808**
Multiple Industry – 3.33%		
Altria Group, Inc.	9,800	860,538
General Electric Company	63,680	2,251,725
		3,112,263

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 1.55%		
Fluor Corporation	16,100	$ 1,444,492
Petroleum – International – 5.01%		
BP p.l.c., ADR	19,000	1,230,250
ChevronTexaco Corporation	13,500	998,460
Exxon Mobil Corporation	32,400	2,444,580
		4,673,290
Petroleum – Services – 1.75%		
Schlumberger Limited	23,700	1,637,670
Publishing – 1.07%		
Meredith Corporation	17,400	998,586
Retail – General Merchandise – 2.05%		
Target Corporation	15,000	888,900
Wal-Mart Stores, Inc.	21,900	1,028,205
		1,917,105
Retail – Specialty Stores – 0.77%		
Best Buy Co., Inc.	14,800	721,056
Security and Commodity Brokers – 4.98%		
American Express Company	17,800	1,003,920
Chicago Mercantile Exchange Holdings Inc.	1,500	798,690
J.P. Morgan Chase & Co.	26,800	1,296,584
UBS AG	26,000	1,545,180
		4,644,374
Timesharing and Software – 1.07%		
Paychex, Inc.	26,400	999,504
Trucking and Shipping – 0.71%		
Expeditors International of Washington, Inc.	16,100	665,010
Utilities – Electric – 1.45%		
Exelon Corporation	19,700	1,353,587
Utilities – Telephone – 1.61%		
AT&T Inc.	38,100	1,502,283
TOTAL COMMON STOCKS – 72.24%		$67,431,611
(Cost: $51,895,168)		

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 0.29%		
Wells Fargo Bank, N.A.,		
7.55%, 6–21–10	$250	$ 267,474
Beverages – 0.37%		
Diageo Capital plc,		
3.5%, 11–19–07	350	346,176
Finance Companies – 2.48%		
American International Group,		
3.85%, 11–26–07 (A)	500	495,188
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)	6	65
8.0%, 3–31–11 (A)	223	62,481
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust,		
6.56%, 11–18–35	360	362,616
General Motors Acceptance Corporation,		
6.125%, 8–28–07	300	299,822
Prudential Insurance Company of America,		
6.6%, 5–15–08 (A)	750	758,212
Unilever Capital Corporation,		
5.9%, 11–15–32	350	340,033
		2,318,417
Food and Related – 1.30%		
Archer-Daniels-Midland Company,		
7.0%, 2–1–31	700	789,021
Cargill, Inc.,		
6.375%, 6–1–12 (B)	400	420,439
		1,209,460
Insurance – Life – 0.51%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	450	476,982
Real Estate Investment Trust – 0.86%		
Vornado Realty L.P.,		
5.625%, 6–15–07	800	799,675
TOTAL CORPORATE DEBT SECURITIES – 5.81%		$ 5,418,184

(Cost: $5,367,927)

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

OTHER GOVERNMENT SECURITIES – 0.61%	Principal Amount in Thousands	Value
Canada		
Hydro-Quebec		
8.0%, 2–1–13	$500	$ 570,902
(Cost: $569,603)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Mortgage-Backed Obligations – 5.25%

Federal National Mortgage Association Fixed Rate
Pass-Through Certificates:

6.23%, 1–1–08	417	416,581
6.0%, 9–1–17	393	400,809
5.0%, 1–1–18	446	441,073
5.5%, 4–1–18	393	394,440
6.5%, 10–1–28	147	151,231
6.5%, 2–1–29	32	32,726
7.0%, 5–1–31	30	31,503
7.5%, 5–1–31	55	58,166
7.0%, 7–1–31	44	46,128
7.0%, 9–1–31	65	68,178
7.0%, 9–1–31	48	50,002
7.0%, 11–1–31	153	159,786
6.5%, 2–1–32	169	175,589
7.0%, 2–1–32	174	182,403
7.0%, 2–1–32	97	101,901
6.5%, 3–1–32	50	51,366
7.0%, 3–1–32	104	108,968
7.0%, 6–1–32	33	34,653
7.0%, 7–1–32	206	216,416
6.5%, 8–1–32	84	87,480
6.0%, 9–1–32	637	645,162
6.5%, 9–1–32	151	156,760
5.5%, 5–1–33	309	306,506
5.5%, 5–1–33	181	179,916
5.5%, 5–1–33	117	115,595
5.5%, 6–1–33	288	285,871
		4,899,209

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 10.70%		
United States Treasury Bond,		
7.5%, 11–15–16	$ 500	$ 607,637
United States Treasury Notes:		
3.0%, 2–15–08	900	885,129
4.0%, 3–15–10	800	788,282
4.25%, 10–15–10	2,000	1,982,266
3.875%, 2–15–13	1,250	1,207,372
3.625%, 5–15–13	750	713,379
4.25%, 8–15–13	900	884,637
4.25%, 8–15–15	3,000	2,919,726
		9,988,428
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 15.95%		**$14,887,637**
(Cost: $15,069,112)		
SHORT-TERM SECURITIES		
Aluminum – 1.45%		
Alcoa Incorporated,		
5.44%, 4–2–07	1,350	**1,349,796**
Utilities – Gas and Pipeline – 2.68%		
Michigan Consolidated Gas Co.,		
5.33%, 4–2–07	2,500	**2,499,630**
Utilities – Telephone – 1.28%		
Verizon Communications Inc.,		
5.35%, 4–4–07	1,200	**1,199,465**
TOTAL SHORT-TERM SECURITIES – 5.41%		**$ 5,048,891**
(Cost: $5,048,891)		
TOTAL INVESTMENT SECURITIES –100.02%		**$93,357,225**
(Cost: $77,950,701)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.02%)		**(17,683)**
NET ASSETS – 100.00%		**$93,339,542**

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Balanced Fund

March 31, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $1,315,946, or 1.41% of net assets.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of this security amounted to 0.45% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY BALANCED FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $77,951) (Notes 1 and 3)	$93,357
Receivables:	
Dividends and interest.	290
Fund shares sold.	35
Prepaid and other assets	38
Total assets	93,720

LIABILITIES

Payable to Fund shareholders	180
Due to custodian.	57
Accrued management fee (Note 2)	56
Accrued service fee (Note 2)	33
Accrued shareholder servicing (Note 2).	25
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	3
Other.	22
Total liabilities.	380
Total net assets.	$93,340

NET ASSETS

Capital paid in (shares authorized – unlimited)	$77,256
Accumulated undistributed income:	
Accumulated undistributed net investment income.	26
Accumulated undistributed net realized gain on	
investment transactions	651
Net unrealized appreciation in value of investments.	15,407
Net assets applicable to outstanding units of capital.	$93,340
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.18
Class B	$16.14
Class C	$16.15
Class Y	$16.18
Capital shares outstanding:	
Class A	3,670
Class B	155
Class C	187
Class Y	1,757

See Notes to Financial Statements.

Statement of Operations

IVY BALANCED FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,301
Dividends (net of foreign withholding taxes of $3)	1,015
Total income.	2,316
Expenses (Note 2):	
Investment management fee.	670
Service fee:	
Class A	139
Class B	5
Class C	6
Class Y	83
Shareholder servicing:	
Class A	158
Class B	11
Class C	7
Class Y	50
Accounting services fee	48
Distribution fee:	
Class A	6
Class B	16
Class C	18
Audit fees.	23
Custodian fees.	11
Legal fees	3
Other	75
Total expenses	1,329
Net investment income.	987

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	3,925
Unrealized appreciation in value of investments	
during the period	1,967
Net gain on investments	5,892
Net increase in net assets resulting from operations	$6,879

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY BALANCED FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 987	$ 1,020
Realized net gain on investments	3,925	3,508
Unrealized appreciation.	1,967	4,702
Net increase in net assets resulting from operations.	6,879	9,230
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(661)	(515)
Class B	(3)	(1)
Class C	(11)	(1)
Class Y	(411)	(423)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(1,086)	(940)
Capital share transactions (Note 5)	(11,344)	(9,813)
Total decrease	(5,551)	(1,523)
NET ASSETS		
Beginning of period.	98,891	100,414
End of period.	$93,340	$98,891
Undistributed net investment income	$ 26	$ 125

(1)See "Financial Highlights" on pages 28 - 31.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended September 30,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period..........	$15.22	$14.00	$13.35	$12.18	$10.54	$11.45
Income (loss) from investment operations:						
Net investment income.......	0.16	0.15	0.14	0.05	0.16	0.23
Net realized and unrealized gain (loss) on investments.....	0.98	1.21	0.65	1.16	1.64	(0.89)
Total from investment operations.................	1.14	1.36	0.79	1.21	1.80	(0.66)
Less distributions from:						
Net investment income.......	(0.18)	(0.14)	(0.14)	(0.04)	(0.16)	(0.25)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..............	(0.18)	(0.14)	(0.14)	(0.04)	(0.16)	(0.25)
Net asset value, end of period	$16.18	$15.22	$14.00	$13.35	$12.18	$10.54
Total return[1]	7.53%	9.71%	5.90%	10.06%	17.17%[2]	–5.91%
Net assets, end of period (in millions)...............	$59	$57	$54	$52	$38	$37
Ratio of expenses to average net assets including voluntary expense waiver	1.39%	1.42%	1.53%	1.52%[3][4]	1.29%	1.22%
Ratio of net investment income to average net assets including voluntary expense waiver	1.03%	1.00%	1.02%	0.86%[3][4]	1.41%	1.84%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.39%[5]	1.42%[5]	1.53%[5]	1.57%[3][4]	1.62%	1.52%
Ratio of net investment income to average net assets excluding voluntary expense waiver	1.03%[5]	1.00%[5]	1.02%[5]	0.81%[3][4]	1.08%	1.54%
Portfolio turnover rate	23%	49%	37%	29%	110%	129%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

(2) Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 17.26%.

(3) Annualized.

(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$15.18	$13.98	$13.33	$12.96
Income from investment operations:				
Net investment income	0.01	0.00	0.01	0.01
Net realized and unrealized gain on investments.	0.98	1.21	0.64	0.39
Total from investment operations	0.99	1.21	0.65	0.40
Less distributions from:				
Net investment income	(0.03)	(0.01)	(0.00)*	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.03)	(0.01)	(0.00)*	(0.03)
Net asset value, end of period	$16.14	$15.18	$13.98	$13.33
Total return	6.49%	8.62%	4.90%	3.05%
Net assets, end of period (in thousands)	$2,506	$1,995	$1,503	$338
Ratio of expenses to average net assets	2.39%	2.41%	2.52%	2.76%[2]
Ratio of net investment income (loss) to average net assets	0.03%	0.01%	0.06%	−0.42%[2]
Portfolio turnover rate	23%	49%	37%	29%[3]

*Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Annualized.
(3) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND

Class C Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31, 2007	2006	2005	For the period from 12-8-03(1) to 3-31-04
Net asset value, beginning of period	$15.20	$13.98	$13.34	$12.96
Income from investment operations:				
Net investment income	0.04	0.03	0.03	0.02
Net realized and unrealized gain on investments	0.97	1.20	0.63	0.39
Total from investment operations	1.01	1.23	0.66	0.41
Less distributions from:				
Net investment income	(0.06)	(0.01)	(0.02)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.06)	(0.01)	(0.02)	(0.03)
Net asset value, end of period	$16.15	$15.20	$13.98	$13.34
Total return	6.67%	8.80%	4.98%	3.13%
Net assets, end of period (in thousands)	$3,018	$1,996	$898	$301
Ratio of expenses to average net assets	2.16%	2.25%	2.38%	2.43%(2)
Ratio of net investment income (loss) to average net assets	0.27%	0.21%	0.19%	–0.12%(2)
Portfolio turnover rate	23%	49%	37%	29%(3)

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$15.22	$14.00	$13.35	$12.96
Income from investment operations:				
Net investment income	0.18	0.17	0.17	0.04
Net realized and unrealized gain on investments.	0.98	1.21	0.65	0.40
Total from investment operations	1.16	1.38	0.82	0.44
Less distributions from:				
Net investment income	(0.20)	(0.16)	(0.17)	(0.05)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.16)	(0.17)	(0.05)
Net asset value, end of period	$16.18	$15.22	$14.00	$13.35
Total return	7.67%	9.89%	6.16%	3.43%
Net assets, end of period (in millions)	$28	$38	$44	$53
Ratio of expenses to average net assets	1.26%	1.26%	1.30%	1.36%[2]
Ratio of net investment income to average net assets	1.16%	1.15%	1.25%	0.97%[2]
Portfolio turnover rate.	23%	49%	37%	29%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of Ivy Bond Fund

March 31, 2007







The Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA, David W. Land, CFA, and Christopher R. Sebald, CFA, portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Houghton has 14 years of industry experience. Mr. Land has 16 years of industry experience and Mr. Sebald has 18 years of industry experience.

The Fund rose 6.40 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007, less than its benchmark but slightly ahead of its peer group. The Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market) increased 6.60 percent, while the Lipper Corporate Debt Funds A-Rated Universe Average (reflecting the universe of funds with similar investment objectives) increased 6.10 percent for the same period.

CMBS helped results

Our underweighting in Treasuries and overweighting in collateralized mortgage obligations and commercial mortgage-backed securities (CMBS) benefited the Fund's overall performance. Fueling these results were two primary factors: all non-Treasury sectors outperformed Treasuries during the year (although less so during the most recent quarter), and our security selection within these sectors was very strong. However, our investment in Kinder Morgan bonds detracted from performance as a highly leveraged managed buyout seriously damaged credit quality. This is just one example of the type of activity that made us very cautious toward corporate bonds near the end of calendar year 2006.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

Interest rates increased a bit, but short-term rates rose more, inverting the yield curve. The somewhat minor changes gave us fewer opportunities to enhance performance through duration positioning. Notably, the housing market slowed substantially in 2006, causing many market participants to position themselves for an economic slowdown late in the year and into 2007. Concerns about the subprime lending market leaked into the CMBS and asset-backed securities (ABS) sectors in the last few weeks of the most recent quarter, widening spreads and increasing risk premiums.

Portfolio Characteristics	
As of 3–31–07	
Average maturity	7.72 years
Effective duration	4.37 years
Weighted average bond rating	AA

Avoiding subprime market worked well

The inversion of the yield curve was positive for the Fund because we were positioned for such an occurrence. Also, we took a more positive view on housing and the economy than others, and continued to invest in what we viewed as high-quality, mortgage-related securities that provided bargains. This overweight in ABS, CMBS and mortgage-backed securities (MBS) was of significant benefit to the Fund for the first three quarters of the period, though it did detract from performance slightly in the last quarter. Because we remained in the higher quality portion of these sectors, the concerns in the subprime market at the end of the period did not hurt the Fund as much as other investors. In the corporate sector, we began investing more in bonds that included change-of-control provisions in an effort to protect bond holders in the case of a leveraged buyout.

Our outlook

We expect the Federal Reserve to remain on hold for the next couple of meetings, even though the housing weakness continues to cause concern that it will significantly drag down the economy. We still do not see the subprime problems and potentially broader impact on housing values and consumer confidence as cause for a U.S. recession. We have a positive outlook on higher-rated ABS and CMBS, which we feel have plenty of protection in terms of excess collateral. However, we will be watching closely as this cycle plays out, as we believe it is already creating terrific bond investment values and will likely continue to do so in the future.

We think markets are likely to remain choppy over the next few quarters. In fact, the credit markets are starting to pull back. Whenever this happens, the weakest borrowers are typically the first to be uncovered and then caution enters back into the psychology of the markets. Lending caution will be a welcome return that we hope will lead to higher risk premiums for corporate bonds and structured finance securities. We believe we are well positioned for such an environment and are alert to the potential hazards that can develop along the way. As always, we continue our effort to add value to the Fund through relative value security selection, something that will not change in the future environment envisioned. However, as values change among securities and sectors, we will be sharp to reassess and re-price risk in the markets and take advantage of the potential opportunities that arise.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

—————— Ivy Bond Fund, Class A Shares[1]	$15,381
– – – – Citigroup Broad Investment Grade Index	$17,497
- - - - - Lipper Corporate Debt Funds A-Rated Universe Average	$16,376



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 3–31–07	0.28%	1.22%	5.48%	6.43%
5-year period ended 3–31–07	4.06%	–	–	–
10-year period ended 3–31–07	5.18%	–	–	–
Since inception of Class[3] through 3-31-07	–	1.64%	2.54%	3.55%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY BOND FUND

Portfolio Highlights

On March 31, 2007, Ivy Bond Fund had net assets totaling $70,174,918 invested in a diversified portfolio of:

96.55%	Bonds
2.71%	Cash and Cash Equivalents
0.74%	Preferred Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:



Corporate Bonds	$66.34
United States Government Agency Mortgage-Backed Obligations	$23.25
United States Government Treasury Obligations	$ 5.32
Cash and Cash Equivalents and Taxable Municipal Bond	$ 2.82
United States Government Agency Obligations	$ 1.53
Preferred Stocks	$ 0.74

On March 31, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	45.72%
AA	5.35%
A	9.35%
BBB	25.64%
BB	8.98%
Below B	0.68%
Non-rated	0.83%
Cash and Cash Equivalents and Equities.	3.45%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

The Investments of Ivy Bond Fund

March 31, 2007

PREFERRED STOCKS	Shares	Value
Real Estate Investment Trust		
PS Business Parks, Inc., 7.0% Cumulative	10,500	$ 264,180
Public Storage, Inc., 6.25% Cumulative	10,500	257,460
TOTAL PREFERRED STOCKS – 0.74%		**$ 521,640**
(Cost: $520,050)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aluminum – 0.27%		
Steelcase Inc.,		
6.5%, 8–15–11	$185	**189,985**
Asset-Backed Securities – 4.49%		
ABFS Mortgage Loan Trust 2002–4,		
7.423%, 12–15–33*	120	120,268
Associates Manufactured Housing Contract Pass-Through Certificates,		
7.725%, 6–15–28	156	157,761
C-Bass 2006-CB2 Trust,		
5.86%, 12–25–36	530	535,112
C-Bass 2006-MH1 Trust:		
6.24%, 10–25–36 (A)*	105	106,395
6.25%, 10–25–36 (A)*	170	171,298
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35*	370	359,174
Citibank Credit Card Issuance Trust, Class 2005-C1,		
5.5%, 3–24–17	200	198,988
CountryPlace Manufactured Housing Contract Trust 2005–1,		
5.2%, 12–15–35 (B)*	300	288,642
Green Tree Financial Corporation:		
6.4%, 10–15–18	75	76,251
7.35%, 5–15–27	41	42,221
Home Equity Loan Trust 2003-HS2,		
5.09%, 7–25–33*	50	49,007
National Collegiate Trust 1997-S2 (The),		
7.24%, 9–20–14	188	182,078

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Asset-Backed Securities (Continued)		
Origen Manufactured Housing Contract:		
Trust 2004-A,		
5.7%, 1–15–35	$100	$ 99,130
Trust 2004-B,		
5.73%, 11–15–35	50	48,812
Trust 2005-A:		
4.49%, 5–15–18	200	197,910
5.86%, 6–15–36*	120	116,938
Trust 2005-B,		
5.605%, 5–15–22	80	79,750
Vanderbilt Mortgage and Finance, Inc.:		
8.75%, 1–7–16	2	2,134
6.3691%, 3–7–28*	147	146,539
WFS Financial 2005–2 Owner Trust,		
4.39%, 11–19–12	175	173,602
		3,152,010
Banks – 0.36%		
Wells Fargo Mortgage Backed Securities		
2001–14 Trust,		
5.6%, 3–15–16	250	**251,739**
Beverages – 0.90%		
SABMiller plc,		
6.5%, 7–1–16 (A)	600	**634,048**
Broadcasting – 1.09%		
Cox Communications, Inc.,		
7.125%, 10–1–12	450	485,137
Viacom Inc.,		
6.875%, 4–30–36	275	277,196
		762,333
Business Equipment and Services – 0.94%		
HSBC Finance Corporation,		
5.7%, 6–1–11	400	406,100
International Lease Finance Corporation,		
5.625%, 9–20–13	250	254,820
		660,920

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Collateralized Mortgage Obligations – 7.33%		
Banc of America:		
Alternative Loan Trust 2005–10:		
5.66861%, 11–25–35*	$283	$ 278,494
5.66861%, 11–25–35*	137	132,125
Alternative Loan Trust 2005–12:		
5.80715%, 1–25–36*	303	297,835
5.80715%, 1–25–36*	220	201,020
Alternative Loan Trust 2006–4,		
6.22497%, 5–25–36*	326	324,491
Alternative Loan Trust 2006–8,		
6.25129%, 11–25–46*	145	134,168
Mortgage 2007–1 Trust,		
6.0%, 3–25–37	170	166,952
Mortgage Trust 2004–7,		
5.75%, 8–25–34	96	94,981
Banco Hipotecario Nacional,		
7.916%, 7–25–09 (B)	7	74
BlackRock Capital Finance,		
7.75%, 9–25–26 (A)	118	117,743
Chase Mortgage Finance Trust, Series 2003-S11,		
5.5%, 10–25–33	121	118,800
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	48	48,466
Global Mortgage Securitization 2005-A Ltd. and		
Global Mortgage Securitization 2005-A LLC:		
5.25%, 4–25–32	197	187,120
5.39725%, 4–25–32*	291	263,563
Global Mortgage Securitization Ltd. and Global		
Mortgage Securitization, LLC:		
5.25%, 11–25–32 (B)	304	294,982
5.25%, 11–25–32 (B)	260	254,212
J.P. Morgan Mortgage:		
Trust 2005-S2,		
5.66819%, 9–25–35*	514	506,365
Trust 2006-S3,		
6.5%, 8–25–36	395	402,140
Lehman XS Trust, Series 2005–8,		
5.69%, 12–25–35	585	585,930

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Collateralized Mortgage Obligations (Continued)		
MASTR Asset Securitization Trust 2003–10,		
5.5%, 11–25–33	$187	$ 183,243
Mellon Residential Funding,		
6.75%, 6–26–28	58	58,106
RALI Series 2003-QS10 Trust,		
5.75%, 5–25–33	245	242,306
Structured Asset Securities Corporation,		
5.63%, 5–25–34*	250	247,481
		5,140,597
Conduit – 14.45%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2002–2,		
6.2%, 7–11–43 (A)	275	283,538
Banc of America Commercial Mortgage Trust 2007–1,		
5.451%, 1–15–49	500	501,588
Bear Stearns Commercial Mortgage Securities Inc., Series 1999-WF2:		
6.0%, 7–15–31 (A)	500	513,346
6.0%, 7–15–31 (A)	100	103,331
Bear Stearns Commercial Mortgage Securities:		
Trust 2002-TOP6,		
6.0%, 10–15–36 (A)	320	318,291
Trust 2004-PWR4,		
5.468%, 6–11–41*	1,500	1,514,648
CD 2006-CD2 Mortgage Trust,		
5.6179%, 1–15–46 (A)*	710	711,048
CD 2007-CD4 Commercial Mortgage Trust,		
5.883%, 12–11–49 (A)*	480	476,400
CHL Mortgage Pass-Through Trust 2004-J4,		
5.25%, 5–25–34	694	642,242
COMM 2006-CNL2:		
5.75556%, 2–5–19 (A)*	225	221,363
5.75556%, 2–5–19 (A)*	95	94,253
Commercial Mortgage Asset Trust,		
6.0%, 11–17–32	225	230,655
DLJ Commercial Mortgage Corp. 1998-CG1,		
7.16768%, 6–10–31 (A)*	350	383,122
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.12334%, 10–25–33*	97	82,411

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Conduit (Continued)		
GE Capital Commercial Mortgage Corp. 2002–2,		
6.039%, 8–11–36 (A)	$ 565	$ 584,549
GS Mortgage Securities Corporation II, Commercial		
Mortgage Pass-Through Certificates,		
Series 2001-LI B,		
6.733%, 2–14–16 (A)	225	236,548
Hilton Hotel Pool Trust:		
5.82%, 10–3–15 (A)*	790	797,398
7.653%, 10–3–15 (A)	430	451,823
Hometown Commercial Capital, LLC Hometown		
Commercial Mortgage Pass-Through		
Notes 2006–1,		
5.506%, 11–11–38	528	530,262
Multi Security Asset Trust LP, Commercial Mortgage-		
Backed Securities Pass-Through Certificates,		
Series 2005-RR4:		
1.05881%, 11–28–35 (Interest Only) (B)*	6,450	152,205
5.88%, 11–28–35 (B)*	155	148,742
5.88%, 11–28–35 (B)*	105	102,723
Nomura Asset Securities Corporation, Commercial		
Mortgage Pass-Through Certificates,		
Series1998-D6,		
6.0%, 3–15–30 (A)	300	310,844
Wachovia Bank Commercial Mortgage Trust (The),		
4.942%, 11–15–34 (A)	285	276,167
Wachovia Bank Commercial Mortgage Trust		
Commercial Mortgage Pass-Through		
Certificates Series 2006-C26,		
6.011%, 6–15–45*	450	470,073
		10,137,570
Construction Materials – 1.63%		
Crane Co.,		
6.55%, 11–15–36	540	538,552
USG Corporation,		
6.3%, 11–15–16 (A)	600	604,247
		1,142,799
Finance Companies – 18.34%		
Allied Capital Corporation,		
6.625%, 7–15–11	585	595,600
Asset Securitization Corporation:		
1.41211%, 10–13–26 (Interest Only)(A)*	983	45,679
6.88605%, 2–14–43*	170	185,056

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
CSAB Mortgage-Backed Trust 2006–2,		
6.08%, 9–25–36*	$650	$ 653,977
CSFB Commercial Mortgage Trust 2003-C4,		
5.322%, 8–15–36 (A)*	500	487,860
CWHEQ Home Equity Loan Trust:		
Series 2006-S6,		
5.962%, 3–25–34	210	210,480
Series 2007-S2,		
5.934%, 5–25–37	580	579,971
Caithness Coso Funding Corp.,		
5.489%, 6–15–19 (B)	225	221,688
Capital Auto Receivables Asset Trust 2006–1,		
7.16%, 1–15–13 (A)	245	247,908
Cendant Mortgage Corporation and Bishop's Gate		
Residential Mortgage Trust,		
6.25%, 6–25–32	127	124,203
Colonial Bank, N.A.,		
6.375%, 12–1–15	500	519,052
ERAC USA Finance Company,		
5.9%, 11–15–15 (A)	520	530,508
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (B)*	415	415,241
Ford Credit Auto Owner Trust:		
2006-B,		
7.12%, 2–15–13 (A)	140	142,692
2006-C,		
6.89%, 5–15–13	200	201,456
Fund American Companies, Inc.,		
5.875%, 5–15–13	510	510,147
GMACM Home Equity Loan Trust:		
2006-HE3,		
6.088%, 10–25–36*	485	489,713
2007-HE1,		
5.952%, 8–25–37*	570	567,532
General Motors Acceptance Corporation,		
6.75%, 12–1–14	360	353,913
Goldman Sachs Capital I,		
6.345%, 2–15–34	610	602,581
J.P. Morgan Alternative Loan Trust 2006-A7,		
5.75%, 12–25–36*	645	640,723

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
J.P. Morgan Mortgage Acquisition Trust:		
2006-CW2,		
6.337%, 8–25–36*	$ 590	$ 599,147
2006-WF1,		
6.41%, 7–25–36*	1,095	1,120,660
JPMorgan Chase Capital XVIII,		
6.95%, 8–17–36	425	442,955
Morgan Stanley Capital I, Inc., Commercial		
Mortgage Pass-Through Certificates,		
Series 1998-XL2,		
6.65204%, 10–3–34*	500	505,115
PNC Funding Corp,		
5.625%, 2–1–17	370	372,655
RASC Series 2003-KS10 Trust,		
6.41%, 12–25–33	113	108,496
Selkirk Cogen Funding Corporation,		
8.65%, 12–26–07	86	86,712
St. George Funding Company LLC,		
8.485%, 12–29–49 (B)	200	209,227
Symetra Financial Corporation,		
6.125%, 4–1–16 (A)	400	405,373
TimberStar Trust I,		
6.2082%, 10–15–36 (A)	460	463,145
Wells Fargo Mortgage Backed Securities		
2003–9 Trust,		
5.25%, 8–25–33 (A)	274	232,418
		12,871,883
Health Care – General – 0.50%		
Hospira, Inc.,		
6.05%, 3–30–17	350	**349,725**
Hospital Supply and Management – 1.63%		
Coventry Health Care, Inc.,		
5.95%, 3–15–17	655	651,482
Laboratory Corporation of America Holdings:		
5.5%, 2–1–13	215	210,586
5.625%, 12–15–15	285	281,795
		1,143,863

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Insurance – Life – 0.68%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	$450	**$ 476,982**
Insurance – Property and Casualty – 1.37%		
Commerce Group, Inc. (The),		
5.95%, 12–9–13	305	307,948
Liberty Mutual Holding Company Inc.,		
7.8%, 3–15–37 (B)	360	350,989
Willis North America Inc.,		
6.2%, 3–28–17	305	305,670
		964,607
Multiple Industry – 1.50%		
CRH America, Inc.,		
6.0%, 9–30–16	370	375,069
Tyco International Group S.A.,		
7.0%, 6–15–28	235	279,103
Western Union Company (The),		
5.93%, 10–1–16	395	395,849
		1,050,021
Petroleum – Domestic – 0.63%		
Williams Partners L.P. and Williams Partners		
Finance Corporation,		
7.25%, 2–1–17 (A)	420	**444,150**
Petroleum – International – 1.32%		
Anadarko Petroleum Corporation,		
6.45%, 9–15–36	435	430,453
Pioneer Natural Resources Company,		
6.65%, 3–15–17	500	494,615
		925,068
Petroleum – Services – 0.29%		
Energy Transfer Partners, L.P.,		
6.625%, 10–15–36	200	**204,588**
Real Estate Investment Trust – 3.09%		
Equity One, Inc.,		
6.25%, 1–15–17	285	291,793
Healthcare Realty Trust Incorporated,		
5.125%, 4–1–14	450	432,722
Highwoods Realty Limited Partnership,		
5.85%, 3–15–17 (A)	405	402,047

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Real Estate Investment Trust (Continued)		
Nationwide Health Properties, Inc.:		
6.5%, 7–15–11	$175	$ 180,012
6.0%, 5–20–15	265	264,137
Vornado Realty L.P.,		
5.625%, 6–15–07	600	599,756
		2,170,467
Security and Commodity Brokers – 1.66%		
Janus Capital Group Inc.,		
5.875%, 9–15–11	320	323,979
Jefferies Group, Inc.,		
6.25%, 1–15–36	400	386,000
Nuveen Investments, Inc.,		
5.5%, 9–15–15	465	457,290
		1,167,269
Textile – 0.54%		
Mohawk Industries, Inc.,		
6.125%, 1–15–16	380	**381,364**
Utilities – Electric – 1.71%		
MidAmerican Energy Holdings Company,		
6.125%, 4–1–36	475	473,973
Oncor Electric Delivery Company,		
7.0%, 9–1–22	450	482,073
Pennsylvania Electric Company,		
5.125%, 4–1–14	250	243,206
		1,199,252
Utilities – Gas and Pipeline – 0.67%		
Northwest Pipeline Corporation,		
7.0%, 6–15–16	440	**471,350**
Utilities – Telephone – 0.95%		
Sprint Nextel Corporation,		
6.0%, 12–1–16	675	**664,272**
TOTAL CORPORATE DEBT SECURITIES – 66.34%		**$46,556,862**

(Cost: $46,550,852)

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

MUNICIPAL OBLIGATION – TAXABLE – 0.11%	Principal Amount in Thousands	Value
Minnesota		
City of Eden Prairie, Minnesota, Taxable Multifamily Housing Revenue Refunding Bonds (GNMA Collateralized Mortgage Loan – Parkway Apartments Project), Series 2000B,		
7.35%, 2–20–09	$ 75	$ 76,468
(Cost: $75,000)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 1.53%		
Federal National Mortgage Association:		
4.25%, 5–15–09	500	493,906
5.125%, 1–2–14	575	575,750
		1,069,656
Mortgage-Backed Obligations – 23.25%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
3.5%, 2–15–30	125	118,839
6.5%, 9–1–32	224	232,807
6.0%, 11–1–33	464	469,490
5.5%, 5–1–34	189	187,685
5.5%, 5–1–34	135	134,198
5.5%, 6–1–34	1,553	1,539,758
5.0%, 9–1–34	42	40,657
5.5%, 9–1–34	155	153,814
5.5%, 10–1–34	365	362,326
5.5%, 7–1–35	441	436,675
5.5%, 7–1–35	227	224,923
5.5%, 10–1–35	582	579,337
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.23%, 1–1–08	139	138,860
5.5%, 1–1–17	184	185,596
6.0%, 9–1–17	102	104,211
5.5%, 3–1–18	110	110,170
5.0%, 6–1–18	420	415,329
5.0%, 7–1–18	150	148,183
7.5%, 5–1–31	127	134,181

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
7.0%, 9–1–31	$ 44	$ 46,002
7.0%, 11–1–31	85	88,770
6.5%, 12–1–31	54	55,862
7.0%, 2–1–32	79	82,911
7.0%, 3–1–32	88	92,564
6.5%, 4–1–32	24	24,895
6.5%, 5–1–32	26	27,044
6.5%, 7–1–32	68	70,209
6.5%, 8–1–32	61	63,756
6.5%, 8–1–32	55	56,840
6.5%, 9–1–32	95	98,635
6.5%, 9–1–32	39	40,760
6.0%, 10–1–32	126	128,351
6.5%, 10–1–32	115	119,516
6.0%, 11–1–32	135	137,223
6.0%, 3–1–33	100	101,849
5.5%, 4–1–33	167	165,389
6.0%, 4–1–33	208	210,233
5.5%, 5–1–33	123	122,304
6.0%, 10–1–33	210	212,410
5.5%, 1–1–34	118	116,805
5.5%, 1–1–34	115	113,974
6.0%, 1–1–34	486	491,348
5.5%, 3–1–34	165	163,444
5.5%, 3–1–34	71	70,201
5.5%, 4–1–34	173	171,313
5.5%, 4–1–34	53	52,259
5.0%, 5–1–34	73	70,510
5.5%, 5–1–34	142	140,928
5.5%, 11–1–34	1,323	1,311,166
6.0%, 11–1–34	869	877,525
5.5%, 2–1–35	210	208,414
4.5%, 3–1–35	479	450,397
5.0%, 4–1–35	285	275,292
6.0%, 4–1–35	975	982,008
5.0%, 7–1–35	208	201,460
5.0%, 7–1–35	102	98,818
5.0%, 7–1–35	86	83,487
5.0%, 7–1–35	51	49,092
4.5%, 9–1–35	425	399,320
5.5%, 10–1–35	978	970,216

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
5.5%, 4–1–35	$1,090	$ 1,083,869
Government National Mortgage Association Agency REMIC/CMO (Interest Only),		
0.94562%, 6–17–45*	5,055	273,179
		16,317,587
Treasury Inflation Protected Obligation – 1.71%		
United States Treasury Note,		
1.875%, 7–15–13 (C)	1,100	1,196,493
Treasury Obligations – 3.61%		
United States Treasury Bond,		
5.375%, 2–15–31	15	15,991
United States Treasury Notes:		
2.75%, 8–15–07	800	793,187
3.375%, 10–15–09 (D)	1,400	1,360,516
4.625%, 2–29–12	365	366,355
		2,536,049
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 30.10%		$21,119,785
(Cost: $21,255,483)		
SHORT-TERM SECURITIES		
Aluminum – 2.35%		
Alcoa Incorporated,		
5.44%, 4–2–07	1,646	1,645,751
Utilities – Telephone – 2.99%		
Verizon Communications Inc.,		
5.35%, 4–4–07	2,100	2,099,064
TOTAL SHORT-TERM SECURITIES – 5.34%		$ 3,744,815
(Cost: $3,744,815)		
TOTAL INVESTMENT SECURITIES – 102.63%		$72,019,570
(Cost: $72,146,200)		
`		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.63%)		(1,844,652)
NET ASSETS – 100.00%		$70,174,918

See Notes to Schedule of Investments on page 49.

The Investments of Ivy Bond Fund

March 31, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of these securities amounted to $10,797,532, or 15.39% of net assets.

(B)Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $2,438,725, or 3.48% of net assets.

(C)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(D)Security serves as collateral for the following open futures contracts at March 31, 2007. (See Note 7 to financial statements):

Description	Type	Number of Contracts	Expiration Date	Market Value	Unrealized Appreciation
U.S. 2 Year Treasury Note	Long	19	6–29–07	$3,892,922	$11,780
U.S. 5 Year Treasury Note	Long	48	6–29–07	5,078,260	26,385
U.S. 10 Year Treasury Note	Short	(72)	6–20–07	(7,784,925)	10,460
U.S. 30 Year Treasury Bond	Short	(33)	6–20–07	(3,671,250)	33,882
				$(2,484,993)	$82,507

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY BOND FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $72,146) (Notes 1 and 3)	$72,020
Cash	389
Receivables:	
Investment securities sold	628
Dividends and interest	564
Fund shares sold	269
Variation margin	15
Prepaid and other assets	39
Total assets	73,924

LIABILITIES

Payable for investment securities purchased	3,453
Payable to Fund shareholders	174
Accrued management fee (Note 2)	31
Dividends payable	31
Accrued service fee (Note 2)	18
Accrued shareholder servicing (Note 2)	16
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	4
Other	18
Total liabilities	3,749
Total net assets	$70,175

NET ASSETS

Capital paid in (shares authorized – unlimited)	$70,806
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on	
investment transactions	(587)
Net unrealized depreciation in value of investments	(44)
Net assets applicable to outstanding units of capital	$70,175
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.46
Class B	$10.46
Class C	$10.46
Class Y	$10.46
Capital shares outstanding:	
Class A	6,137
Class B	175
Class C	391
Class Y	4

See Notes to Financial Statements.

Statement of Operations

IVY BOND FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$3,629
Dividends	34
Total income	3,663
Expenses (Note 2):	
Investment management fee	338
Service fee:	
Class A	135
Class B	4
Class C	7
Class Y	—*
Shareholder servicing:	
Class A	116
Class B	9
Class C	9
Class Y	—*
Registration fees	49
Distribution fee:	
Class A	15
Class B	12
Class C	21
Accounting services fee	45
Audit fees	21
Custodian fees	15
Legal fees	2
Other	19
Total expenses	817
Net investment income	2,846

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities	(82)
Realized net loss on futures	(104)
Realized net loss on investments	(186)
Unrealized appreciation in value of securities during the period	1,178
Unrealized appreciation in value of futures during the period	67
Unrealized appreciation in value of investments during the period	1,245
Net gain on investments	1,059
Net increase in net assets resulting from operations	$3,905

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY BOND FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,846	$ 2,230
Realized net loss on investments	(186)	(230)
Unrealized appreciation (depreciation)	1,245	(1,046)
Net increase in net assets resulting from operations.	3,905	954
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(2,687)	(2,164)
Class B	(55)	(33)
Class C	(102)	(33)
Class Y	(2)	(1)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(2,846)	(2,231)
Capital share transactions (Note 5)	10,386	9,284
Total increase	11,445	8,007
NET ASSETS		
Beginning of period.	58,730	50,723
End of period.	$70,175	$58,730
Undistributed net investment income (loss)	$ —	$ (—)*

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 53 - 56.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended September 30,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period..........	$10.28	$10.52	$10.83	$10.73	$10.57	$10.30
Income (loss) from investment operations:						
Net investment income.......	0.46	0.42	0.41	0.23	0.45	0.52
Net realized and unrealized gain (loss) on investments	0.18	(0.24)	(0.30)	0.09	0.15	0.27
Total from investment operations.................	0.64	0.18	0.11	0.32	0.60	0.79
Less distributions from:						
Net investment income.......	(0.46)	(0.42)	(0.42)	(0.22)	(0.44)	(0.52)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.42)	(0.42)	(0.22)	(0.44)	(0.52)
Net asset value, end of period	$10.46	$10.28	$10.52	$10.83	$10.73	$10.57
Total return[1]	6.40%	1.74%	1.04%	3.03%	5.84%	7.90%
Net assets, end of period (in millions)................	$64	$56	$49	$23	$18	$17
Ratio of expenses to average net assets including reimbursement	1.20%	1.23%	1.17%	1.46%[2][3]	1.15%	1.15%
Ratio of net investment income to average net assets including reimbursement	4.48%	4.03%	3.84%	4.53%[2][3]	4.25%	5.07%
Ratio of expenses to average net assets excluding reimbursement	1.20%[4]	1.23%[4]	1.43%	2.36%[2][3]	2.01%	1.92%
Ratio of net investment income to average net assets excluding reimbursement.....	4.48%[4]	4.03%[4]	3.58%	3.64%[2][3]	3.39%	4.30%
Portfolio turnover rate	91%	126%	200%	78%	119%	148%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

(2) Annualized.

(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 1.15% of average net assets.

(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:				
Net investment income	0.34	0.30	0.28	0.11
Net realized and unrealized gain (loss) on investments.	0.18	(0.24)	(0.31)	0.19
Total from investment operations	0.52	0.06	(0.03)	0.30
Less distributions from:				
Net investment income	(0.34)	(0.30)	(0.28)	(0.11)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.34)	(0.30)	(0.28)	(0.11)
Net asset value, end of period	$10.46	$10.28	$10.52	$10.83
Total return	5.22%	0.57%	−0.23%	2.77%
Net assets, end of period (in thousands)	$1,828	$1,451	$744	$287
Ratio of expenses to average net assets	2.32%	2.38%	2.45%	2.76%[2]
Ratio of net investment income to average net assets	3.37%	2.90%	2.63%	3.04%[2]
Portfolio turnover rate	91%	126%	200%	78%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:				
Net investment income	0.37	0.31	0.27	0.11
Net realized and unrealized gain (loss) on investments	0.18	(0.24)	(0.31)	0.19
Total from investment operations	0.55	0.07	(0.04)	0.30
Less distributions from:				
Net investment income	(0.37)	(0.31)	(0.27)	(0.11)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.37)	(0.31)	(0.27)	(0.11)
Net asset value, end of period	$10.46	$10.28	$10.52	$10.83
Total return	5.48%	0.66%	−0.40%	2.77%
Net assets, end of period (in thousands)	$4,096	$1,737	$547	$115
Ratio of expenses to average net assets	2.06%	2.28%	2.59%	2.61%[2]
Ratio of net investment income to average net assets	3.62%	3.01%	2.47%	3.09%[2]
Portfolio turnover rate	91%	126%	200%	78%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:				
Net investment income	0.46	0.41	0.39	0.13
Net realized and unrealized gain (loss) on investments.	0.18	(0.24)	(0.31)	0.19
Total from investment operations	0.64	0.17	0.08	0.32
Less distributions from:				
Net investment income	(0.46)	(0.41)	(0.39)	(0.13)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.41)	(0.39)	(0.13)
Net asset value, end of period	$10.46	$10.28	$10.52	$10.83
Total return	6.43%	1.62%	0.75%	3.03%
Net assets, end of period (in thousands)	$42	$20	$34	$25
Ratio of expenses to average net assets	1.09%	1.34%	1.46%	1.54%[2]
Ratio of net investment income to average net assets	4.60%	3.91%	3.65%	3.99%[2]
Portfolio turnover rate.	91%	126%	200%	78%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of
Ivy Cundill Global Value Fund

March 31, 2007




Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, F. Peter Cundill, CFA, and Hiok Hhu Ng, CFA, portfolio managers of the Ivy Cundill Global Value Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Cundill has 30 years of industry experience and has managed the

Fund since its inception. Mr. Ng has six years of industry experience and has managed the Fund for three years.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund returned 10.71 percent (Class A shares at net asset value) for the year ended March 31, 2007, underperforming its benchmark, the Morgan Stanley Capital International World Index (generally reflecting the performance of securities that represent the global stock market), which increased 15.45 percent for the same period.

The Fund slightly outperformed the 10.60 percent return of one peer group, the Lipper Global Small/Mid-Cap Value Funds Universe

Average (generally reflecting the performance of small-cap and mid-cap value funds with similar global investment objectives). However, the Fund underperformed a broader peer group, the Lipper Global Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 13.78 percent.

Financial sector setbacks

We were blindsided by political risk in the Japanese consumer finance sector this past fiscal year. This impaired our initial estimates of intrinsic values for several stocks and resulted in weak fiscal year results for the Fund. AIFUL Corporation, Takefuji Corporation and ACOM Co., LTD. – among our primary holdings in this sector – were among the three worst performers for the Fund for the 12 months ended March 31, 2007.

Legislation affecting the consumer finance sector is still pending in Japan's Diet (a Congress-like legislative body). However, we remain confident, based on our analysis, that our primary holdings in this sector offer attractive risk/reward profiles as value investments. In our view, AIFUL Corporation, Takefuji Corporation and ACOM CO., LTD. all trade at significant discounts to their adjusted book values and appear, in our eyes, to have a flexible business model capable of adjusting to the lower rates.

We think the two most important aspects of the pending legislation in Japan are 1) the fact that the industry will be given time to adjust to the lower interest rates (charged to consumers) before being implemented in three years and that 2) the ruling government reserves the right to amend them within two and a half years if the new rates end up being too onerous. Given this, we have continued to build our positions in the Japanese consumer finance sector.

Despite the challenges in Japan, we generated positive returns from our holdings in other countries. We continue to predominantly hedge our international currency exposure in order to solely focus our attention on picking stocks. Our currency hedges led to marginal positive impact on the Fund performance as the U.S. dollar continued to strengthen against major international currencies. Overall, we believe volatility has the potential to be a great friend of value investors. Such was the case for Nikko Cordial Corporation, a Japanese stock, as news of an accounting scandal broke out late last year. We took advantage of what we saw as an opportunity to purchase more shares at distressed prices.

During the year, we saw operating improvements at several companies that are among the larger holdings in the portfolio. For example, Munchener Ruckersicherungs-Gesellschaft Aktiengesellshaft continues to strengthen its underlying operations while maintaining underwriting discipline with the

mindset of returning excess capital to shareholders. KT&G (Korea Tobacco & Ginseng Corporation) announced their mid-term plan that includes a return of capital to shareholders via continued share buybacks and higher dividends. To us, it appears that First Pacific Company Limited's restructuring efforts of Indofood is finally being rewarded by investors. Finally, Kirin Brewery Company, Limited announced a comprehensive plan to be more efficient. They plan to divest non-core assets and return these proceeds to shareholders and seek to grow their core businesses organically and via merger-and-acquisition activity.

Our outlook

We are always being opportunistic, and our conviction level grows when the discount to what we see as intrinsic value grows. We are intrigued by Steel Partners' recent takeover offer for Sapporo Holdings, which has created speculation that some of the brewery companies in our portfolio might be interested in making a counteroffer as a white knight. While the outcome of the bidding has yet to be determined, we think consolidation in the domestic alcoholic beverage industry could lead to better profit margins in the long term. Finally, during the quarter we added to our position in a German reinsurance company whose price fell during the quarter after a negative analyst review. We felt the drop created an improved value opportunity.

Changes to Top 10 Equity Holdings
March 31, 2007 compared to March 31, 2006

Company	Country	Sector	Change in weighting
Nikko Cordial Corporation	Japan	Financial	Increased
AIFUL Corporation	Japan	Financial	New to Top 10
Takefuji Corporation	Japan	Financial	Increased
Korea Tobacco & Ginseng Corporation	South Korea	Tobacco	Increased
Munchener Ruckersicherungs-Gesellschaft Aktiengesellshaft	Germany	Financial	New to Top 10
Italmobiliare S.p.A.	Italy	Telecom	Increased
Singapore Press Holdings Limited	Singapore	Media	New to Top 10
Korea Electric Power Corporation	South Korea	Utility	New to Top 10
Mabuchi Motor Co., Ltd.	Japan	Autos	New to Top 10
Asatsu-DK Inc.	Japan	Business Equipment and Services	Increased

See your advisor or www.ivyfunds.com for more information on the Fund's most currently reported Top 10 Holdings.

As of March 31, 2007, the portfolio traded at 76 percent of what we believe is its intrinsic value compared to 79 percent on December 31, 2006. The increase in our perceived margin of safety was due to capital being allocated to existing and new securities. Uncovering value ideas remains challenging, but we feel the pipeline of potential ideas has been growing amid an increase in market volatility. As always, we continue to focus on global value investing through the purchase of holdings that we believe to be trading below their intrinsic value, a bottom-up strategy that focuses on selecting individual securities.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Cundill Global Value Fund, Class A Shares [1]	$17,480
— — —	Morgan Stanley Capital International World Index [2]	$17,900
– – – –	Lipper Global Funds Universe Average [2]	$18,542
- - - - -	Lipper Global Small/Mid-Cap Value Funds Universe Average [2] . . .	$19,621



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of September 30, 2001.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class Y	Advisor Class[4]	Class II[4]
1-year period ended 3-31-07	4.35%	5.82%	10.03%	11.14%	11.33%	11.24%
5-year period ended 3-31-07	10.94%	11.26%	11.49%	–	12.82%	–
10-year period ended 3-31-07	–	–	–	–	–	–
Since inception of Class[5] through 3-31-07	10.54%	12.71%	12.57%	18.43%	10.40%	18.19%

(3) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(4) Advisor Class shares and Class II shares are no longer available for investment.

(5) 9-4-01 for Class A shares, 9-26-01 for Class B shares, 10-19-01 for Class C shares, 7-24-03 for Class Y shares, 4-19-00 for Advisor Class shares and 11-5-02 for Class II shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CUNDILL GLOBAL VALUE FUND

Portfolio Highlights

On March 31, 2007, Ivy Cundill Global Value Fund had net assets totaling $997,956,963 invested in a diversified portfolio of:

81.12%	Foreign Common Stocks
12.46%	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts
6.42%	Domestic Common Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



Japan	$48.28
South Korea	$13.12
Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts. . . .	$12.46
United States	$ 6.42
Germany	$ 4.71
Italy	$ 4.60
Singapore	$ 4.57
Hong Kong.	$ 3.53
Canada	$ 2.31

Sector Weightings



Financial Services Stocks	$36.23
Consumer Services Stocks.	$15.96
Consumer Nondurables Stocks	$12.57
Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts.	$12.46
Capital Goods Stocks	$ 4.60
Utilities Stocks	$ 4.50
Technology Stocks	$ 4.40
Business Equipment and Services Stocks	$ 4.29
Multi-Industry Stocks.	$ 3.53
Shelter Stocks	$ 1.46

The Investments of Ivy Cundill Global Value Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Canada – 2.31%		
Fairfax Financial Holdings Limited (A)	102,100	$ 22,993,504
Germany – 4.71%		
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares (A).	278,707	47,004,046
Hong Kong – 3.53%		
First Pacific Company Limited (A)	57,628,000	35,254,603
Italy – 4.60%		
Italmobiliare S.p.A., Non-Convertible Savings Shares (A).	471,637	45,891,662
Japan – 48.28%		
ACOM CO., LTD. (A)	823,080	34,993,472
AIFUL Corporation (A)	1,823,050	56,467,519
Asatsu-DK Inc. (A)	1,354,800	42,768,635
Coca-Cola West Holdings Company, Limited (A)	1,879,200	40,744,705
Kirin Brewery Company, Limited (A)	2,582,000	37,292,634
Mabuchi Motor Co., Ltd. (A)	709,700	43,904,557
Millea Holdings, Inc. (A)	1,061,600	39,278,479
Nikko Cordial Corporation (A)	5,024,500	71,760,298
Nippon Television Network Corporation (A).	202,420	33,375,939
TV Asahi Corporation (A).	15,304	30,779,430
Takefuji Corporation (A)	1,257,480	50,474,206
		481,839,874
Singapore – 4.57%		
Singapore Press Holdings Limited (A).	15,738,000	45,642,949
South Korea – 13.12%		
Korea Electric Power Corporation (A)	1,124,104	44,866,183
Korea Investment Holdings Co., Ltd. (A)	734,000	38,619,260
Korea Tobacco & Ginseng Corporation (A)	725,400	47,419,324
		130,904,767
United States – 6.42%		
DIRECTV Group, Inc. (The)*	1,458,742	33,653,178
Liberty Media Corporation, Liberty Capital Series A* . .	143,500	15,868,230
Pfizer Inc.	575,000	14,524,500
		64,045,908
TOTAL COMMON STOCKS – 87.54%		$873,577,313

(Cost: $729,639,500)

See Notes to Schedule of Investments on page 64.

The Investments of Ivy Cundill Global Value Fund

March 31, 2007

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.36%)	Face Amount in Thousands	Value
Euro, 6–22–07 (B)	EUR33,353	$ (845,565)
Euro, 9–21–07 (B)	27,197	(245,659)
Japanese Yen, 6–22–07 (B)	JPY18,289,154	(2,462,419)
Japanese Yen, 9–21–07 (B)	29,935,225	73,975
Singapore Dollar, 6–22–07 (B)	SGD20,560	(156,759)
Singapore Dollar, 9–21–07 (B)	39,900	(167,761)
South Korean Won, 6–22–07 (B)	KRW44,226,207	267,677
South Korean Won, 9–21–07 (B)	62,269,785	(29,222)
		$ (3,565,733)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Repurchase Agreements		
J.P. Morgan Securities Inc., 5.05% Repurchase Agreement dated 3–30–07 to be repurchased at $43,051,110 on 4–2–07 (C)	$43,033	**43,033,000**
J.P. Morgan Securities Inc., 5.05% Repurchase Agreement dated 3–30–07 to be repurchased at $36,427,323 on 4–2–07 (D)	36,412	**36,412,000**
J.P. Morgan Securities Inc., 5.05% Repurchase Agreement dated 3–30–07 to be repurchased at $32,965,867 on 4–2–07 (E)	32,952	**32,952,000**
J.P. Morgan Securities Inc., 5.05% Repurchase Agreement dated 3–30–07 to be repurchased at $14,363,042 on 4–2–07 (F)	14,357	**14,357,000**
TOTAL SHORT-TERM SECURITIES – 12.70%		**$126,754,000**
(Cost: $126,754,000)		
TOTAL INVESTMENT SECURITIES – 99.88%		**$996,765,580**
(Cost: $856,393,500)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.12%		**1,191,383**
NET ASSETS – 100.00%		**$997,956,963**

See Notes to Schedule of Investments on page 64.

The Investments of Ivy Cundill Global Value Fund

March 31, 2007

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro, JPY – Japanese Yen, KRW – South Korean Won, SGD – Singapore Dollar).

(C)Collateralized by $38,000,000 United States Treasury Bond, 6.25% due 8–15–23; market value and accrued interest aggregate $43,985,662.

(D)Collateralized by $28,000,000 United States Treasury Bond, 7.625% due 2–15–25; market value and accrued interest aggregate $37,219,682.

(E)Collateralized by $24,755,000 United States Treasury Bond, 8.125% due 5–15–21; market value and accrued interest aggregate $33,675,827.

(F)Collateralized by $12,000,000 United States Treasury Bond, 6.625% due 2–15–27; market value and accrued interest aggregate $14,679,709.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CUNDILL GLOBAL VALUE FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):

Securities (cost – $729,640)	$ 870,012
Repurchase agreement (cost – $126,754)	126,754
	996,766

Receivables:

Dividends and interest	2,748
Investment securities sold	2,409
Fund shares sold	1,527
Prepaid and other assets	65
Total assets	1,003,515

LIABILITIES

Payable to Fund shareholders	2,840
Due to custodian	1,000
Accrued management fee (Note 2)	763
Accrued service fee (Note 2)	377
Accrued shareholder servicing (Note 2)	300
Accrued distribution fee (Note 2)	182
Accrued accounting services fee (Note 2)	11
Accrued administrative fee (Note 2)	8
Other	77
Total liabilities	5,558
Total net assets	$ 997,957

NET ASSETS

Capital paid in (shares authorized – unlimited)	$ 825,534

Accumulated undistributed income (loss):

Accumulated undistributed net investment loss	(1,593)
Accumulated undistributed net realized gain on investment transactions	33,627
Net unrealized appreciation in value of investments	140,389
Net assets applicable to outstanding units of capital	$ 997,957

Net asset value per share (net assets divided by shares outstanding):

Class A	$16.28
Class B	$15.93
Class C	$15.88
Class Y	$16.33
Advisor Class	$16.30
Class II	$16.16

Capital shares outstanding:

Class A	42,250
Class B	3,682
Class C	14,675
Class Y	931
Advisor Class	197
Class II	2

See Notes to Financial Statements.

Statement of Operations

IVY CUNDILL GLOBAL VALUE FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1,352)	$13,325
Interest and amortization.	9,031
Total income	22,356
Expenses (Note 2):	
Investment management fee.	8,796
Shareholder servicing:	
Class A.	1,784
Class B.	231
Class C.	423
Class Y	24
Advisor Class	1
Class II	—*
Service fee:	
Class A.	1,536
Class B.	141
Class C.	560
Class Y	36
Distribution fee:	
Class A.	84
Class B.	423
Class C.	1,679
Custodian fees.	257
Accounting services fee	137
Administrative fee	95
Legal fees	29
Audit fees.	18
Other	382
Total	16,636
Less expenses in excess of voluntary limit (Note 2)	(33)
Total expenses.	16,603
Net investment income	5,753

See Notes to Financial Statements.

Statement of Operations

IVY CUNDILL GLOBAL VALUE FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	66,470
Realized net gain on forward currency contracts	13,672
Realized net loss on foreign currency transactions	(750)
Realized net gain on investments	79,392
Unrealized appreciation in value of securities during the period	18,681
Unrealized depreciation in value of forward currency	
contracts during the period.	(8,004)
Unrealized appreciation in value of investments during the period	10,677
Net gain on investments.	90,069
Net increase in net assets resulting from operations	$95,822

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CUNDILL GLOBAL VALUE FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 5,753	$ 6,038
Realized net gain on investments	79,392	27,211
Unrealized appreciation.	10,677	80,530
Net increase in net assets resulting from operations.	95,822	113,779
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A.	(4,498)	(5,373)
Class B.	(—)	(65)
Class C.	(219)	(616)
Class Y	(146)	(252)
Advisor Class	(37)	(39)
Class II	(—)*	(—)*
Realized gains on investment transactions:		
Class A.	(30,521)	(16,729)
Class B.	(2,704)	(1,681)
Class C.	(10,901)	(5,678)
Class Y	(689)	(569)
Advisor Class	(142)	(99)
Class II	(1)	(1)
	(49,858)	(31,102)
Capital share transactions (Note 5)	38,788	363,040
Total increase	84,752	445,717
NET ASSETS		
Beginning of period.	913,205	467,488
End of period.	$997,957	$913,205
Undistributed net investment loss	$ (1,593)	$ (1,773)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 69 - 74.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period......	$15.52	$13.79	$12.57	$11.41	$ 8.39	$9.64
Income (loss) from investment operations:						
Net investment income (loss)	0.13	0.17	0.04	0.01	0.01	(0.00)[1]
Net realized and unrealized gain (loss) on investments	1.49	2.21	1.25	1.15	3.05	(1.17)[1]
Total from investment operations............	1.62	2.38	1.29	1.16	3.06	(1.17)
Less distributions from:						
Net investment income...	(0.11)	(0.16)	(0.07)	(0.00)	(0.04)	(0.00)
Capital gains	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions	(0.86)	(0.65)	(0.07)	(0.00)	(0.04)	(0.08)
Net asset value, end of period.	$16.28	$15.52	$13.79	$12.57	$11.41	$8.39
Total return[2]	10.71%	17.49%	10.29%	10.17%	36.43%	–12.17%
Net assets, end of period (in millions)	$688	$625	$321	$59	$30	$1
Ratio of expenses to average net assets including reimbursement	1.55%	1.62%	1.74%	1.70%[3]	2.05%	2.28%
Ratio of net investment income (loss) to average net assets including reimbursement	0.81%	1.09%	0.08%	–0.09%[3]	0.18%	0.02%
Ratio of expenses to average net assets excluding reimbursement	1.55%[4]	1.62%[4]	1.74%[4]	1.84%[3]	2.21%	4.97%
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.81%[4]	1.09%[4]	0.08%[4]	–0.23%[3]	0.02%	–2.67%
Portfolio turnover rate	42%	4%	5%	1%	24%	122%

(1)Based on average shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period......	$15.23	$13.54	$12.38	$11.26	$ 8.32	$9.61
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	0.06	(0.01)	(0.02)	(0.06)	(0.05)[1]
Net realized and unrealized gain (loss) on investments......	1.46	2.14	1.17	1.14	3.00	(1.16)[1]
Total from investment operations............	1.45	2.20	1.16	1.12	2.94	(1.21)
Less distributions from:						
Net investment income...	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains...........	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions.........	(0.75)	(0.51)	(0.00)	(0.00)	(0.00)	(0.08)
Net asset value, end of period..........	$15.93	$15.23	$13.54	$12.38	$11.26	$8.32
Total return	9.82%	16.43%	9.37%	9.95%	35.34%	–12.62%
Net assets, end of period (in millions)............	$59	$57	$37	$12	$7	$2
Ratio of expenses to average net assets including reimbursement.........	2.44%	2.51%	2.62%	2.52%[2]	3.20%	2.84%
Ratio of net investment income (loss) to average net assets including reimbursement.........	–0.07%	0.21%	–0.86%	–1.31%[2]	–1.13%	–0.54%
Ratio of expenses to average net assets excluding reimbursement.........	2.44%[3]	2.51%[3]	2.62 %[3]	2.67%[2]	3.36%	5.53%
Ratio of net investment income (loss) to average net assets excluding reimbursement.........	–0.07%[3]	0.21%[3]	–0.86 %[3]	–1.46%[2]	–1.29%	–3.23%
Portfolio turnover rate	42%	4%	5%	1%	24%	122%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period......	$15.16	$13.48	$12.30	$11.19	$ 8.26	$9.57
Income (loss) from investment operations:						
Net investment income (loss).......	0.03	0.08	(0.02)	(0.01)	(0.03)	(0.07)[1]
Net realized and unrealized gain (loss) on investments......	1.46	2.14	1.20	1.12	2.96	(1.16)[1]
Total from investment operations.............	1.49	2.22	1.18	1.11	2.93	(1.23)
Less distributions from:						
Net investment income...	(0.02)	(0.05)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains...........	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions..........	(0.77)	(0.54)	(0.00)	(0.00)	(0.00)	(0.08)
Net asset value, end of period..........	$15.88	$15.16	$13.48	$12.30	$11.19	$8.26
Total return...............	10.03%	16.70%	9.59%	9.92%	35.47%	–12.88%
Net assets, end of period (in thousands).........	$233,049	$211,242	$96,375	$23,840	$11,235	$446
Ratio of expenses to average net assets including reimbursement.........	2.21%	2.28%	2.42%	2.35%[2]	2.93%	3.10%
Ratio of net investment income (loss) to average net assets including reimbursement.........	0.15%	0.43%	–0.62%	–1.09%[2]	–0.83%	–0.80%
Ratio of expenses to average net assets excluding reimbursement.........	2.21%[3]	2.28%[3]	2.42%[3]	2.50%[2]	3.10%	5.79%
Ratio of net investment income (loss) to average net assets excluding reimbursement.........	0.15%[3]	0.43%[3]	–0.62%[3]	–1.23%[2]	–1.00%	–3.49%
Portfolio turnover rate......	42%	4%	5%	1%	24%	122%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 7-24-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period.......	$15.56	$13.82	$12.58	$11.40	$ 9.84
Income (loss) from investment operations:					
Net investment income (loss)	0.19	0.19	0.07	(0.01)	0.02
Net realized and unrealized gain on investments . . .	1.49	2.26	1.29	1.19	1.58
Total from investment operations..............	1.68	2.45	1.36	1.18	1.60
Less distributions from:					
Net investment income....	(0.16)	(0.22)	(0.12)	(0.00)	(0.04)
Capital gains	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions	(0.91)	(0.71)	(0.12)	(0.00)	(0.04)
Net asset value, end of period............	$16.33	$15.56	$13.82	$12.58	$11.40
Total return	11.14%	17.99%	10.90%	10.35%	16.28%
Net assets, end of period (in millions).............	$15	$17	$10	$2	$1
Ratio of expenses to average net assets including reimbursement	1.20%	1.19%	1.20%	1.20%[2]	1.76%[2]
Ratio of net investment income (loss) to average net assets including reimbursement	1.18%	1.46%	0.52%	−0.32%[2]	0.55%[2]
Ratio of expenses to average net assets excluding reimbursement	1.42%	1.46%	1.56%	1.80%[2]	2.09%[2]
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.96%	1.19%	0.16%	−0.92%[2]	0.22%[2]
Portfolio turnover rate	42%	4%	5%	1%	24%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended 3-31-04	For the fiscal year ended December 31,	
	2007	2006	2005		2003	2002
Net asset value, beginning of period......	$15.54	$13.77	$12.54	$11.37	$ 8.34	$9.55
Income (loss) from investment operations:						
Net investment income (loss)	0.21	0.22	0.04	(0.01)	(0.01)	0.04[2]
Net realized and unrealized gain (loss) on investments	1.49	2.23	1.32	1.18	3.10	(1.17)[2]
Total from investment operations............	1.70	2.45	1.36	1.17	3.09	(1.13)
Less distributions from:						
Net investment income...	(0.19)	(0.19)	(0.13)	(0.00)	(0.06)	(0.00)
Capital gains	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions	(0.94)	(0.68)	(0.13)	(0.00)	(0.06)	(0.08)
Net asset value, end of period..........	$16.30	$15.54	$13.77	$12.54	$11.37	$8.34
Total return	11.33%	18.09%	10.86%	10.29%	37.11%	−11.86%
Net assets, end of period (in millions)...........	$3	$3	$3	$3	$3	$2
Ratio of expenses to average net assets including reimbursement	1.05%	1.12%	1.23%	1.26%[3]	2.12%	1.83%
Ratio of net investment income (loss) to average net assets including reimbursement	1.31%	1.57%	0.41%	−0.17%[3]	−0.07%	0.47%
Ratio of expenses to average net assets excluding reimbursement	1.05%[4]	1.12%[4]	1.23%[4]	1.41%[3]	2.28%	4.52%
Ratio of net investment income (loss) to average net assets excluding reimbursement	1.31%[4]	1.57%[4]	0.41%[4]	−0.32%[3]	−0.23%	−2.22%
Portfolio turnover rate	42%	4%	5%	1%	24%	122%

(1) See Note 5 to financial statements.
(2) Based on average shares outstanding.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class II Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03	For the period from 11-5-02[2] to 12-31-02
	2007	2006	2005			
Net asset value, beginning of period.	$15.41	$13.70	$12.49	$11.33	$ 8.31	$8.85
Income (loss) from investment operations:						
Net investment income (loss)	0.24	0.25[3]	0.02	(0.01)	0.00	0.26
Net realized and unrealized gain (loss) on investments	1.44	2.16[3]	1.30	1.17	3.08	(0.72)
Total from investment operations.	1.68	2.41	1.32	1.16	3.08	(0.46)
Less distributions from:						
Net investment income.	(0.18)	(0.21)	(0.11)	(0.00)	(0.06)	(0.00)
Capital gains	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions	(0.93)	(0.70)	(0.11)	(0.00)	(0.06)	(0.08)
Net asset value, end of period.	$16.16	$15.41	$13.70	$12.49	$11.33	$8.31
Total return	11.24%	17.88%	10.62%	10.24%	37.12%	−5.23%
Net assets, end of period (in thousands)	$26	$24	$70	$63	$57	$42
Ratio of expenses to average net assets including reimbursement	1.08%	1.28%	1.49%	1.39%[4]	2.03%	11.51%[4]
Ratio of net investment income (loss) to average net assets including reimbursement . . .	1.28%	1.20%	0.16%	−0.29%[4]	0.03%	2.96%[4]
Ratio of expenses to average net assets excluding reimbursement	1.08%[5]	1.28%[5]	1.49%[5]	1.53%[4]	2.20%	28.44%[4]
Ratio of net investment income (loss) to average net assets excluding reimbursement . . .	1.28%[5]	1.20%[5]	0.16%[5]	−0.44%[4]	−0.13%	−13.97%[4]
Portfolio turnover rate	42%	4%	5%	1%	24%	122%[6]

(1) See Note 5 to financial statements.
(2) Commencement of operations of the class.
(3) Based on average weekly shares outstanding.
(4) Annualized.
(5) There was no waiver of expenses during the period.
(6) For the 12 months ended December 31, 2002.

See Notes to Financial Statements.

Manager's Discussion of Ivy Dividend Income Fund

March 31, 2007



Below, David P. Ginther, CPA, portfolio manager of the Ivy Dividend Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund since its inception and has 12 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 11.57 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007. By comparison, the Russell 1000 Index (reflecting the performance of stocks that generally represent the equity market) increased 11.86 percent, while the Lipper Equity Income Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 14.54 percent for the same period.

Energy positioning hurt results

We underperformed our benchmark and peer group primarily because of our positioning in the energy sector. We had close to a triple weighting in energy stocks relative to our benchmark this past fiscal year, but our returns in this area were less than half that of the benchmark for the period. Despite energy price volatility, we believe the sector's long-term growth prospect fundamentals remain positive due to growth in China and other Asian countries.

We believe the global infrastructure cycle is a long-term secular growth theme as emerging economies continue to demand more energy, materials and higher standards of living. Oil and natural gas prices, while volatile this past year, remained much higher than compared to just a few years ago. We focused on the oil service sector that typically benefits from higher capital spending by major oil companies as they try to increase supply capacity.

Staples helped

Our best success in the portfolio was in the consumer staples area, where we had both a substantially higher-than-benchmark weighting and a higher-than-benchmark return for the year. We benefited from this defensive position as we were concerned about slow economic growth and the deteriorating housing market. We remained cautious on the consumer, as we feel that higher energy costs and the slowdown in the housing market could potentially reduce discretionary spending. We remain substantially underweighted in the more cyclical consumer discretionary sector.

Consistent strategy

Our strategy continues to target total returns through dividend growth and capital gains. We focus on what we feel are large-capitalization, high-quality companies with established operating records that we believe can accelerate their dividend payout ratio in the future. We believe companies that can continue to grow earnings and increase cash flow likely will increase their dividend payout ratio. We also attempted to position the Fund to take advantage of attractive, long-term fundamentals associated with global economic growth, primarily in China.

Volatile market conditions

The equity markets over the last fiscal year were influenced by volatility in commodity prices and a perceived change in direction of interest rates due to slower economic growth. Crude oil prices experienced significant price volatility, rising substantially through July, only to retreat later in the third quarter of 2006. The markets began the fiscal year with concern that the deceleration in the housing market and higher interest rates, due to fear of higher inflation, would stop economic growth. Instead, the Federal Reserve moved to a neutral stance on interest rates in August, and has maintained that policy. The markets rallied in the second half of the year on the expectation that the next move in interest rates would be lower and that the problems in subprime mortgages have been contained to the housing markets and related areas.

Our outlook

We believe the economy will continue to grow in 2007, but at a lower stainable growth rate than in 2006. In this environment, we are concerned that profit margins have peaked and revenue growth is slowing as the economic cycle matures. We have become more conservative within the slowing economic growth environment and are focusing on what we feel are high-quality companies with stable growth, strong balance sheet and cash flow that we believe can return excess cash to shareholders by increasing dividends, share repurchases and reinvesting within the company. Also, we continue to be concerned that the meltdown in subprime mortgages could spread into other parts of the economy causing an economic slowdown. We believe the Federal Reserve is on hold for now as economic growth is decelerating and commodity prices moderate. Also, we believe that market valuations will continue to be supported by the high-price merger and acquisition environment in the equity markets. As always, we continue to focus on total returns through dividend growth and capital appreciation.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006	
Company	Change in weighting
AllianceBernstein Holding L.P.	New to Top 10
Deere & Company	New to Top 10
Schlumberger Limited	Decreased
Chicago Mercantile Exchange Holdings Inc.	New to Top 10
Exxon Mobil Corporation	Decreased
General Electric Company	Decreased
Altria Group, Inc.	Unchanged
Boeing Company (The)	New to Top 10
J.P. Morgan Chase & Co.	New to Top 10
Fluor Corporation	Decreased

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Ivy Dividend Income Fund:

————	Class A Shares[1][2]	$15,535
————	Class B Shares[2]	$15,968
– – –	Class C Shares[2]	$15,987
– – –	Class Y Shares[2]	$16,555
- - - - -	Russell 1000 Index	$16,001
— – — -	Lipper Equity Income Funds Universe Average	$16,524



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	5.15%	6.63%	10.74%	11.65%
5-year period ended 3-31-07	–	–	–	–
10-year period ended 3-31-07	–	–	–	–
Since inception of Class[4] through 3-31-07	12.45%	12.71%	13.32%	14.37%

(3) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(4) 6-30-03 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY DIVIDEND INCOME FUND

Portfolio Highlights

On March 31, 2007, Ivy Dividend Income Fund had net assets totaling $138,889,117 invested in a diversified portfolio of:

85.58%	Domestic Common Stocks
7.47%	Foreign Common Stocks
6.95%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:

Sector Weightings



	Financial Services Stocks.	$17.67
	Energy Stocks	$14.40
	Consumer Nondurables Stocks	$ 9.19
	Utilities Stocks	$ 8.51
	Capital Goods Stocks	$ 7.70
	Technology Stocks	$ 6.96
	Cash and Cash Equivalents	$ 6.95
	Raw Materials Stocks	$ 6.15
	Multi-Industry Stocks.	$ 6.08
	Shelter Stocks	$ 5.58
	Transportation Stocks	$ 3.64
	Health Care Stocks	$ 3.39
	Consumer Services Stocks.	$ 2.84
	Retail Stocks	$ 0.94

The Investments of Ivy Dividend Income Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Aircraft – 4.88%		
Boeing Company (The)	37,500	$ 3,334,125
Goodrich Corporation.	29,450	1,516,086
Raytheon Company	36,850	1,933,151
		6,783,362
Banks – 2.48%		
Bank of America Corporation.	54,350	2,772,937
Mellon Financial Corporation	15,400	664,356
		3,437,293
Beverages – 3.55%		
Coca-Cola Company (The)	28,350	1,360,800
Diageo plc, ADR.	27,700	2,242,315
PepsiCo, Inc.	20,900	1,328,404
		4,931,519
Capital Equipment – 3.95%		
Caterpillar Inc.	18,150	1,216,594
Deere & Company	39,250	4,264,120
		5,480,714
Chemicals – Petroleum and Inorganic – 3.90%		
E.I. du Pont de Nemours and Company	44,300	2,189,749
Monsanto Company.	31,850	1,750,476
UAP Holding Corp.	57,100	1,475,750
		5,415,975
Chemicals – Specialty – 1.56%		
Air Products and Chemicals, Inc.	29,350	**2,168,671**
Computers – Peripherals – 1.26%		
Microsoft Corporation.	63,000	**1,755,495**
Electrical Equipment – 0.41%		
Emerson Electric Co.	13,350	**575,251**
Electronic Components – 0.82%		
Microchip Technology Incorporated	31,850	**1,132,108**
Health Care – Drugs – 2.40%		
Abbott Laboratories	24,850	1,386,630
Novartis AG, ADR	9,700	529,911
Pfizer Inc.	56,250	1,420,875
		3,337,416
Hospital Supply and Management – 0.99%		
Medtronic, Inc.	28,050	**1,376,133**

See Notes to Schedule of Investments on page 83.

The Investments of Ivy Dividend Income Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Hotels and Gaming – 2.84%		
Harrah's Entertainment, Inc.	17,900	$ 1,511,655
Starwood Hotels & Resorts Worldwide, Inc.	37,600	2,438,360
		3,950,015
Household – General Products – 4.53%		
Colgate-Palmolive Company	39,000	2,604,810
Fortune Brands, Inc.	15,250	1,202,005
Procter & Gamble Company (The)	39,450	2,491,662
		6,298,477
Insurance – Life – 0.94%		
Aflac Incorporated	27,600	**1,298,856**
Insurance – Property and Casualty – 2.83%		
ACE Limited	20,350	1,161,171
Everest Re Group, Ltd.	13,950	1,341,572
Travelers Companies, Inc. (The)	27,550	1,426,264
		3,929,007
Metal Fabrication – 1.28%		
Loews Corporation, Carolina Group	23,500	**1,776,835**
Mining – 0.69%		
Freeport-McMoRan Copper & Gold Inc., Class B	4,355	288,257
Rio Tinto plc, ADR	2,950	672,040
		960,297
Multiple Industry – 6.08%		
Altria Group, Inc.	39,500	3,468,495
General Electric Company	99,900	3,532,464
Valero GP Holdings, LLC	51,900	1,440,225
		8,441,184
Non-Residential Construction – 2.06%		
Fluor Corporation	31,900	**2,862,068**
Petroleum – International – 5.40%		
Anadarko Petroleum Corporation	40,750	1,751,435
Apache Corporation	18,800	1,329,160
Exxon Mobil Corporation	49,500	3,734,775
Marathon Oil Corporation.	6,950	686,868
		7,502,238
Petroleum – Services – 9.00%		
Baker Hughes Incorporated	37,950	2,509,633
Grant Prideco, Inc.	30,200	1,505,168
National Oilwell Varco, Inc.	20,700	1,610,253
Schlumberger Limited	58,800	4,063,080
Transocean Inc.*.	16,100	1,315,370
Weatherford International Ltd.*	33,100	1,492,810
		12,496,314

See Notes to Schedule of Investments on page 83.

The Investments of Ivy Dividend Income Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Railroad – 2.35%		
Burlington Northern Santa Fe Corporation	16,150	$ 1,298,944
Union Pacific Corporation	19,400	1,970,070
		3,269,014
Real Estate Investment Trust – 5.58%		
Douglas Emmett, Inc.	71,900	1,835,607
Host Hotels & Resorts, Inc.	40,171	1,056,899
ProLogis	20,750	1,347,298
Simon Property Group, Inc.	20,050	2,230,563
Vornado Realty Trust	10,700	1,276,938
		7,747,305
Restaurants – 0.94%		
McDonald's Corporation.	28,850	1,299,692
Security and Commodity Brokers – 11.42%		
AllianceBernstein Holding L.P.	48,250	4,270,125
Chicago Mercantile Exchange Holdings Inc.	7,250	3,860,335
J.P. Morgan Chase & Co.	64,802	3,135,121
NYMEX Holdings, Inc.*	20,200	2,742,352
UBS AG	31,100	1,848,273
		15,856,206
Tobacco – 1.11%		
Reynolds American Inc.	24,700	1,541,527
Trucking and Shipping – 1.29%		
United Parcel Service, Inc., Class B	25,600	1,794,560
Utilities – Electric – 2.80%		
Dominion Resources, Inc.	20,200	1,793,154
NRG Energy, Inc.*	29,050	2,092,762
		3,885,916
Utilities – Gas and Pipeline – 2.03%		
Enbridge Inc.	33,250	1,085,613
Kinder Morgan, Inc.	16,300	1,735,135
		2,820,748
Utilities – Telephone – 3.68%		
AT&T Inc.	49,573	1,954,663
Iowa Telecommunications Services, Inc.	76,950	1,539,000
Windstream Corporation	110,550	1,623,980
		5,117,643
TOTAL COMMON STOCKS – 93.05%		**$129,241,839**
(Cost: $104,684,410)		

See Notes to Schedule of Investments on page 83.

The Investments of Ivy Dividend Income Fund

March 31, 2007

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Aluminum – 2.00%		
Alcoa Incorporated,		
5.44%, 4–2–07	$2,771	**2,770,581**
Utilities – Gas and Pipeline – 2.16%		
Michigan Consolidated Gas Co.,		
5.33%, 4–2–07	3,000	**2,999,556**
Utilities – Telephone – 1.87%		
Verizon Communications Inc.,		
5.35%, 4–4–07	2,600	**2,598,841**
Total Commercial Paper – 6.03%		**8,368,978**
Municipal Obligation – Taxable – 0.72%		
California		
County of Sacramento, Taxable Pension Funding		
Bonds, Series 1995B (Bayerische Landesbank		
Girozentrale, New York Branch),		
5.35%, 4–4–07**	1,000	**1,000,000**
TOTAL SHORT-TERM SECURITIES – 6.75%		**$ 9,368,978**
(Cost: $9,368,978)		
TOTAL INVESTMENT SECURITIES – 99.80%		**$138,610,817**
(Cost: $114,053,388)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.20%		**278,300**
NET ASSETS – 100.00%		**$138,889,117**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

**Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY DIVIDEND INCOME FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $114,053) (Notes 1 and 3)	$138,611
Receivables:	
Fund shares sold	514
Dividends and interest	292
Prepaid and other assets	36
Total assets	139,453

LIABILITIES

Payable to Fund shareholders	321
Accrued management fee (Note 2)	80
Due to custodian	43
Accrued shareholder servicing (Note 2)	41
Accrued service fee (Note 2)	38
Accrued distribution fee (Note 2)	18
Accrued accounting services fee (Note 2)	6
Other	17
Total liabilities	564
Total net assets	$138,889

NET ASSETS

Capital paid in (shares authorized – unlimited)	$112,904
Accumulated undistributed income:	
Accumulated undistributed net investment income	23
Accumulated undistributed net realized gain on	
investment transactions	1,405
Net unrealized appreciation in value of investments	24,557
Net assets applicable to outstanding units of capital	$138,889
Net asset value per share (net assets divided by shares outstanding):	
Class A	$15.70
Class B	$15.63
Class C	$15.63
Class Y	$15.70
Capital shares outstanding:	
Class A	6,809
Class B	639
Class C	1,239
Class Y	167

See Notes to Financial Statements.

Statement of Operations

IVY DIVIDEND INCOME FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $8)	$ 2,139
Interest and amortization	578
Total income	2,717
Expenses (Note 2):	
Investment management fee	748
Shareholder servicing:	
Class A	216
Class B	36
Class C	50
Class Y	2
Service fee:	
Class A	195
Class B	21
Class C	41
Class Y	3
Distribution fee:	
Class A	8
Class B	63
Class C	121
Accounting services fee	56
Audit fees	16
Custodian fees	8
Legal fees	2
Other	91
Total expenses	1,677
Net investment income	1,040

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	2,663
Realized net gain on swaps	326
Realized net gain on investments	2,989
Unrealized appreciation in value of investments	
during the period	7,777
Net gain on investments	10,766
Net increase in net assets resulting from operations	$11,806

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY DIVIDEND INCOME FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,040	$ 440
Realized net gain (loss) on investments	2,989	(174)
Unrealized appreciation.	7,777	11,630
Net increase in net assets resulting from operations.	11,806	11,896
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(963)	(397)
Class B	(24)	(6)
Class C	(61)	(13)
Class Y	(17)	(10)
Realized gains on investment transactions:		
Class A	(1,058)	(98)
Class B	(106)	(14)
Class C	(209)	(25)
Class Y	(16)	(2)
	(2,454)	(565)
Capital share transactions (Note 5)	46,283	22,983
Total increase	55,635	34,314
NET ASSETS		
Beginning of period.	83,254	48,940
End of period.	$138,889	$83,254
Undistributed net investment income	$ 23	$ 37

[1]See "Financial Highlights" on pages 87 - 90.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 6-30-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$14.41	$12.13	$11.07	$11.03	$10.00
Income from investment operations:					
Net investment income	0.17[2]	0.12[2]	0.09	0.01	0.04
Net realized and unrealized gain on investments.	1.49[2]	2.30[2]	1.10	0.04	1.03
Total from investment operations	1.66	2.42	1.19	0.05	1.07
Less distributions from:					
Net investment income	(0.18)	(0.11)	(0.09)	(0.01)	(0.04)
Capital gains	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions	(0.37)	(0.14)	(0.13)	(0.01)	(0.04)
Net asset value, end of period	$15.70	$14.41	$12.13	$11.07	$11.03
Total return[3]	11.57%	19.99%	10.78%	0.41%	10.70%
Net assets, end of period (in millions)	$107	$61	$32	$17	$16
Ratio of expenses to average net assets including voluntary expense waiver	1.38%	1.45%	1.59%	2.00%[4]	1.11%[4]
Ratio of net investment income to average net assets including voluntary expense waiver	1.16%	0.92%	0.94%	0.20%[4]	1.34%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.38%[5]	1.45%[5]	1.59%[5]	2.40%[4]	1.81%[4]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	1.16%[5]	0.92%[5]	0.94%[5]	−0.20%[4]	0.64%[4]
Portfolio turnover rate	24%	15%	32%	12%	16%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 6-30-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$14.34	$12.09	$11.05	$11.03	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.05	0.01	0.02	(0.02)	0.01
Net realized and unrealized gain on investments.	1.47	2.28	1.06	0.04	1.03
Total from investment operations . .	1.52	2.29	1.08	0.02	1.04
Less distributions from:					
Net investment income	(0.04)	(0.01)	(0.00)	(0.00)	(0.01)
Capital gains	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions	(0.23)	(0.04)	(0.04)	(0.00)	(0.01)
Net asset value, end of period	$15.63	$14.34	$12.09	$11.05	$11.03
Total return	10.63%	18.94%	9.76%	0.18%	10.36%
Net assets, end of period (in millions)	$10	$7	$6	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver	2.30%	2.32%	2.44%	2.99%[2]	2.03%[2]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.29%	0.03%	0.11%	−0.81%[2]	0.36%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	2.30%[3]	2.32%[3]	2.44%[3]	3.39%[2]	2.73%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.29%[3]	0.03%[3]	0.11%[3]	−1.21%[2]	−0.34%[2]
Portfolio turnover rate.	24%	15%	32%	12%	16%

(1) Commencement of operations of the class.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 6-30-03[1] to
	2007	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period	$14.34	$12.09	$11.05	$11.03	$10.00
Income (loss) from investment operations:					
Net investment income (loss)	0.07	0.01	0.01	(0.02)	0.01
Net realized and unrealized gain on investments.	1.47	2.28	1.07	0.04	1.03
Total from investment operations	1.54	2.29	1.08	0.02	1.04
Less distributions from:					
Net investment income	(0.06)	(0.01)	(0.00)	(0.00)	(0.01)
Capital gains	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions	(0.25)	(0.04)	(0.04)	(0.00)	(0.01)
Net asset value, end of period	$15.63	$14.34	$12.09	$11.05	$11.03
Total return	10.74%	18.95%	9.76%	0.18%	10.38%
Net assets, end of period (in millions)	$19	$14	$10	$6	$5
Ratio of expenses to average net assets including voluntary expense waiver	2.17%	2.27%	2.42%	2.88%[2]	1.98%[2]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.42%	0.08%	0.10%	−0.68%[2]	0.45%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	2.17%[3]	2.27%[3]	2.42%[3]	3.28%[2]	2.68%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.42%[3]	0.08%[3]	0.10%[3]	−1.08%[2]	−0.25%[2]
Portfolio turnover rate	24%	15%	32%	12%	16%

(1) Commencement of operations of the class.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended 3-31-04	For the period from 6-30-03[1] to 12-31-03
	2007	**2006**	**2005**		
Net asset value, beginning of period	$14.41	$12.13	$11.07	$11.03	$10.00
Income from investment operations:					
Net investment income	0.12[2]	0.15[2]	0.11	0.01	0.05
Net realized and unrealized gain on investments.	1.55[2]	2.29[2]	1.10	0.04	1.03
Total from investment operations	1.67	2.44	1.21	0.05	1.08
Less distributions from:					
Net investment income	(0.19)	(0.13)	(0.11)	(0.01)	(0.05)
Capital gains	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions	(0.38)	(0.16)	(0.15)	(0.01)	(0.05)
Net asset value, end of period	$15.70	$14.41	$12.13	$11.07	$11.03
Total return	11.65%	20.14%	10.94%	0.42%	10.78%
Net assets, end of period (in millions)	$3	$1	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.29%	1.34%	1.44%	1.91%[3]	1.25%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	0.92%	1.03%	1.09%	0.28%[3]	1.08%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.29%[4]	1.34%[4]	1.44%[4]	2.31%[3]	1.95%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.92%[4]	1.03%[4]	1.09%[4]	−0.12%[3]	0.38%[3]
Portfolio turnover rate	24%	15%	32%	12%	16%

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy European Opportunities Fund

March 31, 2007



Ivy European Opportunities Fund is subadvised by Henderson Investment Management Ltd.

Below, Paul Casson, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Casson has managed the Fund for one year and has nine years of industry experience. He is part of the Pan-European Equities team at Henderson, headed by Stephen Peak, who served as portfolio manager of the Fund for seven years until April 2006. Mr. Peak has 29 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 22.17 percent (Class A shares at net asset value) for the fiscal year. This was less than the 25.38 percent increase in the Morgan Stanley Capital International Europe Index, which reflects the performance of securities that generally represent the European stock market. The Lipper European Region Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 23.83 percent for the same period.

We faced a turbulent year. Having touched a five-year high in early May 2006, European equity markets became extremely nervous. Concerns included the U.S. dollar, growth rates, interest rate rises and inflation, all of which converged to spark a big sell off. European equity markets recovered strongly during the final quarter of the fiscal year – buoyed by a re-acceleration of global merger and acquistion volumes as well as strong consumer confidence and business sentiment survey results.

The main story of the fourth calendar quarter of 2006 was U.S. dollar weakness, which saw the Euro exchange rate move from US$1.25 to US$1.32 in less than a week. Factors that led to this weakness included an increase in the European Commission's forecast for economic growth, and a divergence in Fed and European Central Bank policy.

Volatility increased

European equity markets have had a volatile first quarter of 2007. After a positive start to the year, with sentiment underpinned by ongoing merger and acquisition activity, February was also shaping up to be another good month for European equities until a sharp sell-off in markets over the last two trading days of the month erased gains as volatility spiked sharply higher. The correction was triggered by a dramatic one-day fall in the Chinese market and growing concerns over the prospects for the U.S. economy. During March, European equities recovered from the sell-off, regaining momentum on the back of continuing M&A

activity. Notably, European markets comfortably outperformed the UK, U.S. and Japan over the month.

Energy underperformed

It has been a rocky ride for our energy stocks, where we maintained an overweight position. Our holdings suffered from the weakness in oil and gas prices and a large unwinding of speculative positions. Statoil ASA fell in line with other integrated oil companies despite significant new discoveries and now trades at what we feel is a compelling valuation. SeaDrill Limited continued to execute its business plan and has made positive gains since we began purchasing it, albeit in a volatile manner. OMV Aktiengesellschaft was a big laggard earlier in the year following an ill advised attempted merger with Verbund, which was subsequently abandoned. Performance has since improved.

We took the market nervousness and sell off during the second half of 2006 as a buying opportunity for a number of stocks we had been tracking but where valuations were previously unattractive. Key among these was National Bank of Greece S.A.

Health care, real estate woes

Health care was a sector where we had zero exposure for most of 2006. For a while this looked like a mistake but overall the sector underperformed over the year and our stance proved correct in the end. However, our biggest disappointment was Sanofi-Aventis, a health care stock that we thought was cheap, and just got cheaper. We have pragmatically cut the position due to growing uncertainty on key drugs but haven't completely given up. Some stocks in other sectors fell slightly and in a relentlessly rising market this has a marked impact. Hypo Real Estate Holdings AG fell into this camp but we see a lot of value here and we intend to continue to hold the position for the time being.

Our outlook

We anticipate that the forthcoming corporate earnings reporting season has the potential to pave the way for regional capital appreciation, although in the near term it would not be surprising to see a period of consolidation in European equity markets given this past quarter's volatility. During the final quarter of the fiscal year, our exposure to the information technology sector was the biggest drag on performance for the period, affected by SAP Aktiengesellschaft, a German applications software company. For now, we are maintaining our position because we believe the company has a very strong product line-up and a market-leading position in its core markets. The company had released results in January that disappointed investors by forecasting slower revenue growth and a decline in margins.

Changes to Top 10 Equity Holdings
March 31, 2007 compared to March 31, 2006

Company	Country	Sector	Change in weighting
Commerzbank Aktiengesellschaft	Germany	Financial	Increased
National Bank of Greece S.A.	Greece	Financial	New to Top 10
Statoil ASA	Norway	Energy	Decreased
Hypo Real Estate Holding AG	Germany	Financial	New to Top 10
Akzo Nobel N.V.	Netherlands	Chemicals	New to Top 10
Alpha Bank	Greece	Financial	New to Top 10
Peugeot S.A.	France	Autos	New to Top 10
CRH public limited company	Ireland	Building Materials	New to Top 10
Royal Bank of Scotland Group plc (The)	United Kingdom	Financial	New to Top 10
Pfleiderer AG	Germany	Building Materials	Decreased

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

—————— Ivy European Opportunities Fund, Class A Shares[1]	$74,830
— — — — Morgan Stanley Capital International Europe Index[2]	$18,409
- - - - - - Lipper European Region Funds Universe Average[2]	$24,024



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 1999.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class Y	Advisor Class[4]
1-year period ended 3-31-07	15.15%	17.24%	21.33%	22.38%	22.76%
5-year period ended 3-31-07	21.51%	21.83%	21.95%	–	23.35%
10-year period ended 3-31-07	–	–	–	–	–
Since inception of Class[5] through 3-31-07	28.96%	28.87%	18.82%	32.24%	30.39%

(3) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(4) Advisor Class shares are no longer available for investment.

(5) 5-4-99 for Class A shares, 5-24-99 for Class B shares, 10-24-99 for Class C shares, 7-24-03 for Class Y shares and 5-3-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

A large portion of the Fund's since inception return is attributable to investments in initial public offerings without which the Fund's return would have been lower.

SHAREHOLDER SUMMARY OF IVY EUROPEAN OPPORTUNITIES FUND

Portfolio Highlights

On March 31, 2007, Ivy European Opportunities Fund had net assets totaling $514,729,057 invested in a diversified portfolio of:

99.05%	Foreign Common Stocks
0.95%	Cash and Cash Equivalents

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:



United Kingdom	$23.98
Germany	$18.70
France	$ 9.80
Greece	$ 8.76
Other Europe[1]	$ 7.53
Spain	$ 6.82
Norway	$ 6.48
Netherlands	$ 5.39
Italy	$ 4.97
Austria	$ 3.79
Other[2]	$ 2.83
Cash and Cash Equivalents	$ 0.95

(1)Includes $3.14 Ireland, $1.70 Luxembourg, $1.37 Sweden and $1.32 Switzerland.

(2)Includes $0.97 Argentina and $1.86 Bermuda.

Sector Weightings



	Financial Services Stocks	$29.82
	Utilities Stocks	$11.95
	Capital Goods Stocks	$10.66
	Energy Stocks	$ 9.98
	Consumer Nondurables Stocks	$ 9.86
	Consumer Durables Stocks	$ 5.71
	Miscellaneous Stocks	$ 3.55
	Transportation Stocks	$ 3.46
	Consumer Services Stocks.	$ 3.28
	Multi-Industry Stocks.	$ 2.79
	Health Care Stocks	$ 2.72
	Retail Stocks	$ 2.67
	Raw Materials Stocks	$ 2.60
	Cash and Cash Equivalents	$ 0.95

The Investments of Ivy European Opportunities Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Argentina – 0.97%		
NDS Group plc, ADR*	100,000	$ 4,989,000
Austria – 3.79%		
AGRANA Beteiligungs-AG (A)	47,000	4,711,364
OMV Aktiengesellschaft (A)	180,000	11,337,314
Telekom Austria Aktiengesellschaft (A)	138,000	3,449,124
		19,497,802
Bermuda – 1.86%		
SeaDrill Limited (A)*	582,000	9,575,046
France – 9.80%		
Amboise Investissement (A)*	180,747	3,090,559
France Telecom (A)	401,768	10,610,552
Gaz de France (A)	242,649	11,260,672
Peugeot S.A. (A)	184,239	12,985,011
Sanofi-Aventis (A)	52,534	4,568,540
TOTAL S.A. (A)	113,376	7,943,696
		50,459,030
Germany – 18.70%		
Commerzbank Aktiengesellschaft (A)	410,946	18,198,026
Continental Aktiengesellschaft (A)	82,519	10,663,899
DaimlerChrysler AG, Registered Shares (A)	69,487	5,730,016
Deutsche Post AG (A)	322,362	9,749,363
E.ON AG (A)	87,078	11,774,182
Hypo Real Estate Holding AG (A)	211,260	13,484,020
Pfleiderer Ag, Registered Shares (A)	425,982	12,490,555
SAP Aktiengesellschaft (A)	144,707	6,458,356
Siemens AG (A)	72,000	7,695,427
		96,243,844
Greece – 8.76%		
Alpha Bank (A)	422,386	13,372,538
Coca-Cola Hellenic Bottling Company S.A. (A)	223,867	9,420,124
National Bank of Greece S.A. (A)	291,177	15,442,000
Titan Cement Company S.A. (A)	126,954	6,851,470
		45,086,132
Ireland – 3.14%		
CRH public limited company (A)	298,738	12,762,181
IAWS Group, plc (A)	146,371	3,406,114
		16,168,295
Italy – 4.97%		
AZIMUT HOLDING S.P.A. (A)	567,000	8,369,535
Eni S.p.A. (A)	196,215	6,385,067
Geox S.p.A. (A)(B)	200,000	3,486,555
UniCredito Italiano S.p.A. (A)	769,096	7,320,174
		25,561,331

See Notes to Schedule of Investments on page 99.

The Investments of Ivy European Opportunities Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Luxembourg – 1.70%		
SES GLOBAL S.A., Fiduciary Deposit Receipts (A) ..	458,062	$ 8,744,047
Netherlands – 5.39%		
Aalberts Industries N.V. (A)	74,000	7,309,155
Akzo Nobel N.V. (A)	176,166	13,378,534
Trader Media East Limited, GDR*	301,000	3,025,050
Univar N.V. (A)	72,894	4,043,986
		27,756,725
Norway – 6.48%		
BW Offshore Limited (A)*	1,049,878	4,404,503
Eitzen Chemical ASA (A)(B)*	847,312	3,652,267
Prosafe ASA (A)	296,065	4,529,892
Statoil ASA (A)	558,894	15,217,570
Subsea 7 Inc. (A)*	291,174	5,532,895
		33,337,127
Spain – 6.82%		
Altadis, S.A. (A)	193,581	12,430,621
Banco Bilbao Vizcaya Argentaria, S.A. (A)	323,800	7,950,205
Banco Santander Central Hispano, S.A. (A)	395,731	7,062,566
Enagas, S.A. (A)	297,235	7,679,137
		35,122,529
Sweden – 1.37%		
Investor AB, B Shares (A)*	296,404	7,046,323
Switzerland – 1.32%		
UBS AG (A)	114,776	6,819,592
United Kingdom – 23.98%		
Admiral Group Plc (A)	228,049	5,156,312
Aurora Russia Limited (A)*	1,110,000	1,976,799
British Sky Broadcasting Group plc (A)	461,552	5,122,603
Enterprise Inns plc (A)	320,000	4,209,615
Evolution Group Plc (The) (A)	2,592,416	7,499,167
GlaxoSmithKline plc (A)	342,337	9,411,118
IP Group plc (A)*	1,619,705	4,310,863
Imperial Tobacco Group PLC (A)	230,000	10,296,751
Inmarsat plc (A)	823,761	6,224,772
Investec plc (A)	356,195	4,612,163
Man Group plc (A)	932,526	10,184,622
Old Mutual plc (A)	1,850,000	5,974,084
Omega International Group PLC (A)	270,000	1,696,234
Persimmon plc (A)	100,000	2,766,791
Premier Brands Foods plc (A)	918,000	5,288,476
Punch Taverns plc (A)	194,924	4,783,246

See Notes to Schedule of Investments on page 99.

The Investments of Ivy European Opportunities Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Regal Petroleum plc (A)*	667,000	$ 2,323,219
Regal Petroleum plc (A)(B)*	1,050,000	3,657,241
Royal Bank of Scotland Group plc (The) (A)	325,500	12,708,188
Travis Perkins plc (A)	119,997	4,751,047
Vodafone Group Plc (A)	3,936,885	10,497,430
		123,450,741
TOTAL COMMON STOCKS – 99.05%		**$509,857,564**
(Cost: $391,030,944)		

SHORT-TERM SECURITIES – 1.88%	Principal Amount in Thousands	
Security and Commodity Brokers		
Greenwich Capital Holdings Inc.		
(Royal Bank of Scotland PLC (The)),		
5.39%, 4–2–07	$9,676	$ 9,674,551
(Cost: $9,674,551)		
TOTAL INVESTMENT SECURITIES – 100.93%		**$519,532,115**
(Cost: $400,705,495)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.93%)		**(4,803,058)**
NET ASSETS – 100.00%		**$514,729,057**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $10,796,063 or 2.10% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY EUROPEAN OPPORTUNITIES FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $400,705) (Notes 1 and 3)	$519,532
Receivables:	
Dividends and interest.	1,054
Fund shares sold.	1,036
Prepaid and other assets	46
Total assets	521,668

LIABILITIES

Payable for investment securities purchased	5,413
Payable to Fund shareholders	467
Accrued management fee (Note 2)	388
Due to custodian.	188
Accrued shareholder servicing (Note 2).	157
Accrued service fee (Note 2)	153
Accrued distribution fee (Note 2)	72
Accrued accounting services fee (Note 2)	8
Accrued administrative fee (Note 2)	4
Other.	89
Total liabilities	6,939
Total net assets.	$514,729

NET ASSETS

Capital paid in (shares authorized – unlimited)	$386,417
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(881)
Accumulated undistributed net realized gain	
on investment transactions	10,346
Net unrealized appreciation in value of investments.	118,847
Net assets applicable to outstanding units of capital.	$514,729
Net asset value per share (net assets divided by shares outstanding):	
Class A	$40.58
Class B	$39.14
Class C	$39.28
Class Y	$40.61
Advisor Class	$40.96
Capital shares outstanding:	
Class A	9,584
Class B	1,318
Class C	1,647
Class Y	179
Advisor Class	56

See Notes to Financial Statements.

Statement of Operations

IVY EUROPEAN OPPORTUNITIES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $985)	$ 9,523
Interest and amortization	766
Total income	10,289
Expenses (Note 2):	
Investment management fee	3,768
Shareholder servicing:	
Class A	913
Class B	143
Class C	137
Class Y	8
Advisor Class	3
Service fee:	
Class A	702
Class B	113
Class C	136
Class Y	11
Distribution fee:	
Class A	28
Class B	338
Class C	410
Custodian fees	155
Accounting services fee	85
Administrative fee	40
Audit fees	37
Legal fees	9
Other	215
Total expenses	7,251
Net investment income	3,038

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	41,929
Realized net gain on foreign currency transactions	225
Realized net gain on investments	42,154
Unrealized appreciation in value of investments during the period	38,366
Net gain on investments	80,520
Net increase in net assets resulting from operations	$83,558

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY EUROPEAN OPPORTUNITIES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,038	$ 503
Realized net gain on investments	42,154	28,234
Unrealized appreciation.	38,366	24,816
Net increase in net assets resulting from operations.	83,558	53,553
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(3,582)	(1,364)
Class B	(171)	(—)
Class C	(263)	(—)
Class Y	(69)	(28)
Advisor Class	(33)	(36)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Advisor Class	(—)	(—)
	(4,118)	(1,428)
Capital share transactions (Note 5)	99,354	20,922
Total increase	178,794	73,047
NET ASSETS		
Beginning of period.	335,935	262,888
End of period.	$514,729	$335,935
Undistributed net investment loss	$ (881)	$ (26)

(1)See "Financial Highlights" on pages 103 - 107.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	**2006**	**2005**	**3-31-04**	**2003**	**2002**
Net asset value, beginning of period.........	$33.58	$28.31	$22.30	$19.89	$13.20	$13.65
Income (loss) from investment operations:						
Net investment income (loss)	0.31	0.10	(0.03)	(0.03)	0.02	0.01[1]
Net realized and unrealized gain (loss) on investments	7.11	5.37	6.05	2.44	6.71	(0.46)[2]
Total from investment operations................	7.42	5.47	6.02	2.41	6.73	(0.45)
Less distributions from:						
Net investment income......	(0.42)	(0.20)	(0.01)	(0.00)	(0.04)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.42)	(0.20)	(0.01)	(0.00)	(0.04)	(0.00)
Net asset value, end of period..............	$40.58	$33.58	$28.31	$22.30	$19.89	$13.20
Total return[3]	22.17%	19.41%	27.02%	12.12%	51.02%	–3.30%[2]
Net assets, end of period (in millions)...............	$389	$235	$170	$79	$38	$20
Ratio of expenses to average net assets	1.64%	1.72%	1.79%	1.72%[4]	2.26%	2.15%
Ratio of net investment income (loss) to average net assets	0.91%	0.35%	–0.07%	–0.61%[4]	0.18%	0.06%
Portfolio turnover rate	42%	62%	63%	31%	123%	69%

(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	**2006**	**2005**	**3-31-04**	**2003**	**2002**
Net asset value, beginning of period........	$32.40	$27.32	$21.66	$19.36	$12.93	$13.54
Income (loss) from investment operations:						
Net investment income (loss)	0.09	(0.11)	(0.17)	(0.09)	(0.07)	(0.10)[1]
Net realized and unrealized gain (loss) on investments........	6.78	5.19	5.83	2.39	6.50	(0.51)[1]
Total from investment operations...............	6.87	5.08	5.66	2.30	6.43	(0.61)
Less distributions from:						
Net investment income.....	(0.13)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.13)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period ..	$39.14	$32.40	$27.32	$21.66	$19.36	$12.93
Total return	21.24%	18.59%	26.13%	11.88%	49.73%	−4.51%
Net assets, end of period (in millions).............	$52	$44	$40	$32	$29	$25
Ratio of expenses to average net assets	2.40%	2.45%	2.53%	2.58%[2]	3.00%	2.92%
Ratio of net investment income (loss) to average net assets	0.27%	−0.30%	−0.73%	−1.57%[2]	−0.47%	−0.70%
Portfolio turnover rate	42%	62%	63%	31%	123%	69%

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period........	$32.52	$27.42	$21.74	$19.43	$12.98	$13.59
Income (loss) from investment operations:						
Net investment income (loss)	0.12	(0.09)	(0.14)	(0.08)	(0.07)	(0.10)[1]
Net realized and unrealized gain (loss) on investments........	6.81	5.19	5.82	2.39	6.52	(0.51)[1]
Total from investment operations...............	6.93	5.10	5.68	2.31	6.45	(0.61)
Less distributions from:						
Net investment income.....	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period ..	$39.28	$32.52	$27.42	$21.74	$19.43	$12.98
Total return	21.33%	18.60%	26.13%	11.89%	49.69%	−4.49%
Net assets, end of period (in millions)..............	$65	$51	$45	$27	$23	$19
Ratio of expenses to average net assets	2.32%	2.42%	2.51%	2.56%[2]	2.98%	2.92%
Ratio of net investment income (loss) to average net assets	0.32%	−0.29%	−0.79%	−1.54%[2]	−0.43%	−0.70%
Portfolio turnover rate	42%	62%	63%	31%	123%	69%

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 7-24-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$33.60	$28.33	$22.30	$19.89	$14.88
Income (loss) from investment operations:					
Net investment income (loss)	0.44	0.18	0.09	(0.02)	(0.04)
Net realized and unrealized gain on investments. .	7.05	5.34	6.00	2.43	5.12
Total from investment operations	7.49	5.52	6.09	2.41	5.08
Less distributions from:					
Net investment income . .	(0.48)	(0.25)	(0.06)	(0.00)	(0.07)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.48)	(0.25)	(0.06)	(0.00)	(0.07)
Net asset value, end of period	$40.61	$33.60	$28.33	$22.30	$19.89
Total return	22.38%	19.60%	27.32%	12.12%	34.14%
Net assets, end of period (in millions)	$7	$4	$4	$4	$3
Ratio of expenses to average net assets	1.44%	1.55%	1.61%	1.75%[2]	1.51%[2]
Ratio of net investment income (loss) to average net assets	1.14%	0.60%	0.53%	−0.71%[2]	−0.58%[2]
Portfolio turnover rate	42%	62%	63%	31%	123%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND

Advisor Class Shares[1]
For a Share of Capital Stock Oustanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period	$33.88	$28.55	$22.48	$20.03	$13.34	$13.80
Income (loss) from investment operations:						
Net investment income (loss)	0.94	0.35[2]	0.21	(0.01)	0.24	0.06[2]
Net realized and unrealized gain (loss) on investments	6.73	5.32[2]	5.99	2.46	6.58	(0.52)
Total from investment operations	7.67	5.67	6.20	2.45	6.82	(0.46)
Less distributions from:						
Net investment income	(0.59)	(0.34)	(0.13)	(0.00)	(0.13)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.59)	(0.34)	(0.13)	(0.00)	(0.13)	(0.00)
Net asset value, end of period . .	$40.96	$33.88	$28.55	$22.48	$20.03	$13.34
Total return	22.76%	20.00%	27.64%	12.23%	51.12%	−3.33%
Net assets, end of period (in millions)	$2	$2	$4	$4	$4	$6
Ratio of expenses to average net assets	1.19%	1.25%	1.36%	1.41%[3]	1.96%	1.81%
Ratio of net investment income (loss) to average net assets	1.60%	1.13%	0.51%	−0.41%[3]	1.02%	0.40%
Portfolio turnover rate	42%	62%	63%	31%	123%	69%

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Manager's Discussion of
Ivy Global Natural Resources Fund

March 31, 2007



Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corporation.

Below, Frederick Sturm, CFA, portfolio manager of the Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund since its inception 10 years ago. He has 25 years of industry experience.



This diagram shows the Fund's equity investment style and the size of the companies in the Fund, as measured by market capitalization. Shaded areas show quarterly data for the past three years. Source: Morningstar

The Fund climbed 15.47 (Class A shares at net asset value) percent for the 12 months ended March 31, 2007. This was less than the Morgan Stanley Capital International Commodity-Related Index (reflecting the performance of the global natural resource markets), which increased 17.08 percent for the same period. The Lipper Natural Resources Funds Universe Average (reflecting the Fund's peer group of funds with similar investment objectives) advanced 9.34 percent.

A multi-sector approach worked as volatility rose

Natural resources equities confounded skeptics this past fiscal year. Most regional markets except Japan posted solid returns. We are pleased to have provided attractive results relative to our peers that we attribute to our adroit multi-sector positioning across a broad range of natural resources equities. Our results were less than our benchmark this past year because the index benefited to a greater degree than the Fund's portfolio from the strong performance of some commodities this past year.

Our diversification, as well as substantial new commitments from investors, helped us both preserve capital as energy markets weakened in late summer and provided us with additional tactical resources to capitalize on long-term opportunities. We also reached two milestones for our more than quarter-million shareholder accounts this past fiscal year: the Fund grew to more than $5 billion in net assets as the period drew to a close and we marked the Fund's 10-year anniversary of operations.

Overall, this past fiscal year was a volatile, but profitable time. We saw oil reach a record high of more than $75 a barrel in 2006, only to fall back by more than $20 by autumn and close the year at $66 a barrel, about where it began. Gasoline climbed to more than $3 a gallon in many areas, only to drop sharply amid bloated inventories, then rise again in the spring of 2007. Also, the forces of nature in the Gulf of Mexico were calmer than hurricane forecasters expected. Gold prices reached their highest level since the early 1980s, and then retreated amid concerns about global economic growth.

Compared with a year ago, our Top 10 Holdings as of March 31, 2007 show (see table to the right) slightly more representation by U.S.-based energy companies, particularly coal mining firms, and less representation by overseas-based precious metals mining firms. This reflected a repositioning in an effort to take advantage of what we saw as temporary energy and natural resource stock weakness at various points in the fiscal year, and a reduced weighting in gold within the Fund.

Natural resources earnings remained solid

Since global equity markets bottomed in 2002–2003, world stock markets have more than doubled, and in some cases exceed their prior 2000 peak. Since that low, world earnings have advanced at an even larger pace and stand well above their previous peak. The message we see is that equity markets have benefited from a broad improvement in global economic activity.

Resource sectors stand out as an example where earnings have risen faster than share prices. Current P/E (price-to-earnings ratio, or stock price divided by earnings per share) for some of the Fund's largest holdings is much lower than the overall market. We have focused on such low P/E companies, as we believe they have continued attractive growth potential.

M&A helped to lead the way

In 2006, we also saw some leading companies in energy being taken over. The Fund's results benefited from several of these deals. In 2007, we expect more merger and acquisition activity in global energy services, and have invested in several firms (such as Diamond

Offshore Drilling, Inc.) partially for this reason.

In the mining sector, we are sticking with our view that gold prices may trade within a wide range of $550-$750 an ounce in coming months. We expect to maintain a neutral weighting. Base metal prices have been of some concern to us, and we have almost no exposure to copper and aluminum. However, we continue to be attracted to iron, an industry where a major firm has already contracted a 9.5 percent production increase for 2007. In other areas, we continue to focus on more specialized companies with volume growth participation rather than commodity price leverage. This remains true of chemicals, with our focus on industrial gases and water companies.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006		
Company	Country	Change in weighting
Companhia Vale do Rio Doce	Brazil	Increased
Diamond Offshore Drilling, Inc.	United States	Decreased
Noble Corporation	Cayman Islands	Increased
Arch Coal, Inc.	United States	Increased
Valero Energy Corporation	United States	Decreased
Gold Fields Limited	South Africa	Decreased
Vallourec	France	New to Top 10
GlobalSantaFe Corporation	United States	New to Top 10
Peabody Energy Corporation	United States	New to Top 10
Smith International, Inc.	United States	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Emerging markets lead global growth

The global outlook appears encouraging, in our opinion: inflation risk remains subdued and we think may subside further with easing commodity prices. Global monetary conditions are still supportive with tame interest rate levels and ample money liquidity, and world trade continues to grow. It appears for the first time ever, emerging market economies were responsible for half of the world's total growth last year. We remain steadfast believers in the long-term demand for more resources as consumers in emerging markets seek a more luxurious lifestyle. We believe that new car sales in China, for instance, will likely post their third consecutive year of more than 20 percent annual growth. In short, we think the demand growth story for resources remains intact and may accelerate as commodity prices ease.

In part because of this trend, we expect natural gas prices to be higher a year from now, even with the December 2006 warm weather surprise in many areas of the U.S. We generally expect to add natural gas firms to the Fund after having underweighted this sector for the past two years. Coal companies, a close proxy for natural gas, are likely also to respond to moderating prices by pushing out some of their expansion plans, in our view.

Alternative energy: here comes the sun

Another area of increasing interest for us is alternative energy. We have been steadily increasing exposure to bio-fuels and solar panels, domestically and abroad. In rough numbers, the annual U.S. consumption of gasoline through the middle of the next decade should be 150 billion gallons per year. We think there may be increased political dialogue this year on renewable fuels such as ethanol, partially tied to concerns of global warming. We are also investing in firms involved in solar panels, both through providers of technological improvements and in makers of inputs used in making panels.

Our outlook

Looking out over the next 24 months, we see a broad range of opportunities unfolding. For long-term investors, a generally favorable global economic backdrop suggests more worthwhile gains may be attainable. In our view, resource markets have the potential to post returns in excess of fixed-income alternatives over the balance of the decade. For investors looking to deploy additional assets or rebalance a portfolio, we think potential equity market volatility in 2007 may create an attractive buying opportunity.

The pulse of resource equity markets is slowing – we think the bull needs a little time to recover from its most recent charge. In an idealized cycle based on past history, markets last year should have moderated into early summer (they did), rallied to late summer (they did), and then moderated a second time into late year (this they did only partially).

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Global Natural Resources Fund, Class A Shares[1]	$40,012
— — — —	Morgan Stanley Capital International Commodity-Related Index . .	$30,851
- - - - - -	Lipper Natural Resources Funds Universe Average	$31,197



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y	Class R	Advisor Class[3]
1-year period ended 3-31-07	8.82%	10.55%	14.65%	15.63%	15.20 %	15.86%
5-year period ended 3-31-07	20.82%	21.11%	21.27%	—	—	22.35%
10-year period ended 3-31-07	14.67 %	14.47 %	14.30%	—	—	—
Since inception of Class[4] through 3-31-07	—	—	—	34.21%	25.43 %	23.73%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.**

(3) Advisor Class shares are no longer available for investment.

(4) 7-24-03 for Class Y shares, 12-29-05 for Class R shares and 4-8-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY GLOBAL NATURAL RESOURCES FUND

Portfolio Highlights

On March 31, 2007, Ivy Global Natural Resources Fund had net assets totaling $5,085,053,009 invested in a diversified portfolio of:

52.47%	Foreign Common Stocks
46.23%	Domestic Common Stocks
1.30%	Cash and Cash Equivalents, Corporate Debt Securities and Unrealized Loss on Open Forward Currency Contracts

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:



	North America	$56.68
	United States	$46.23
	Canada	$ 8.68
	Mexico	$ 1.77
	Brazil	$12.71
	Pacific Basin	$ 9.62
	Thailand	$ 2.48
	China	$ 2.13
	Hong Kong	$ 1.92
	Australia	$ 1.24
	South Korea	$ 1.17
	Other Pacific Basin[1]	$ 0.68
	Europe	$ 8.80
	France	$ 3.60
	Other Europe[2]	$ 2.87
	Germany	$ 2.33
	South Africa	$ 5.91
	Bahamas/Caribbean	$ 5.09
	Cayman Islands	$ 3.09
	Bermuda	$ 2.00
	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts	$ 1.19

(1)Includes $0.08 Japan, $0.02 Philippines and $0.58 Taiwan.
(2)Includes $0.27 Luxembourg, $0.27 Norway, $ 0.67 Russia and $1.66 United Kingdom.

Sector Weightings



■	Energy Stocks	$40.25
■	Raw Materials Stocks	$31.81
■	Capital Goods Stocks	$ 8.51
■	Miscellaneous Stocks	$ 5.15
■	Technology Stocks	$ 4.08
□	Shelter Stocks	$ 3.63
■	Utilities Stocks	$ 2.88
■	Multi-Industry Stocks	$ 2.39
□	Cash and Cash Equivalents, Corporate Debt Securities and Unrealized Loss on Open Forward Currency Contracts	$ 1.30

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Australia – 1.24%		
Lihir Gold Limited (A)*	24,000,000	$ 63,304,044
Bermuda – 2.00%		
Weatherford International Ltd.*	2,250,000	101,475,000
Brazil – 12.60%		
Aracruz Celulose S.A., ADR	750,000	39,352,500
Bradespar S.A. (A)	1,700,000	50,497,500
Brasil Ecodiesel Industria e Comercio de		
Biocombustiveis e Oleos Vegetais S.A. (A)*	600,000	2,664,660
CPFL Energia S.A. (A)	850,000	11,984,905
CPFL Energia S.A., ADR	275,000	11,632,500
Companhia de Saneamento Basico do Estado		
de Sao Paulo – SABESP, ADR.	850,000	28,721,500
Companhia Energetica de Minas Gerais –		
CEMIG, ADR	820,600	39,922,190
Companhia Siderurgica Nacional (A)	1,414,800	61,012,950
Companhia Siderurgica Nacional, ADR	1,000,000	42,840,000
Companhia Vale do Rio Doce, ADR	4,500,000	166,455,000
Cosan S.A. Industria e Comercio (A)*	1,000,000	18,104,160
Petroleo Brasileiro S.A. – Petrobras, ADR	225,000	22,389,750
Suzano Bahia Sul Papel E Celulose S.A. (A)	10,525,000	99,615,347
Votorantim Celulose e Papel S.A. (A)	750,000	13,752,852
Votorantim Celulose e Papel S.A., ADR*	1,750,000	32,025,000
		640,970,814
Canada – 8.68%		
Barrick Gold Corporation (A)	2,270,000	64,767,259
Bonavista Energy Trust (A).	500,000	13,360,762
Ferus Gas Industries Trust (A)(B)(C)*	615,000	1,864,443
Goldcorp Inc. (A)	1,500,000	36,002,599
IAMGOLD Corporation (A).	10,000,000	77,176,267
Kinross Gold Corporation (A)*	5,200,000	71,795,582
Mullen Group Income Fund (A)	650,000	10,275,011
OPTI Canada Inc. (A)*	1,300,000	22,385,448
Pason Systems Inc. (A)	2,000,000	24,807,276
Progress Energy Trust (A)	1,409,000	15,951,174
Progress Energy Trust (A)(B).	826,900	9,411,404
Pure Energy Services Ltd. (A)*	481,500	4,337,462
Savanna Energy Services Corp. (A)*	800,000	13,380,684

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Canada (Continued)		
Talisman Energy Inc. (A)	2,250,000	$ 39,484,625
Trican Well Service Ltd. (A)	1,434,700	28,395,751
Xtreme Coil Drilling Corp. (A)(D)*	650,000	5,737,116
zed.i solutions inc. (A)*	2,319,300	1,948,654
zed.i solutions inc. (A)(B)*	500,000	420,095
		441,501,612
Cayman Islands – 3.09%		
Noble Corporation	2,000,000	**157,360,000**
China – 2.13%		
China Shenhua Energy Company Limited,		
H Shares (A)	7,500,000	18,141,678
Solarfun Power Holdings Co., Ltd., ADR*	300,000	3,766,500
Suntech Power Holdings Co., Ltd., ADR*	2,500,000	86,525,000
		108,433,178
France – 3.60%		
L'Air Liquide S.A. (A)*	200,000	48,758,332
Vallourec (A)	525,000	134,358,594
		183,116,926
Germany – 2.33%		
Q-Cells AG (A)*	400,000	25,648,219
SGL Carbon AG (A)*	500,000	16,364,098
Siemens AG (A)	175,000	18,704,164
SolarWorld AG (A)	125,000	9,676,525
Wacker Chemie AG (A)*	275,000	47,811,552
		118,204,558
Hong Kong – 1.92%		
CNOOC Limited (A)	40,000,000	35,067,511
China Coal Energy Company Limited (A)*	15,000,000	16,029,948
China Gas Holdings Limited (A).	145,001,000	32,476,067
Guangdong Investment Limited (A)	26,000,000	13,875,984
		97,449,510
Japan – 0.08%		
Sumitomo Titanium Corporation (A)	36,000	**3,998,982**
Luxembourg – 0.27%		
Tenaris S.A., ADR	300,000	**13,770,000**
Mexico – 1.77%		
Cemex, S.A. de C.V., ADR*	2,750,000	**90,062,500**

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Norway – 0.27%		
Statoil ASA (A)	500,000	$ 13,614,004
Phillipines – 0.02%		
PNOC Energy Development Corporation (A)*.	9,436,300	1,192,983
Russia – 0.67%		
OAO LUKOIL, ADR	150,000	12,975,000
OJSC Rosneft Oil Company, GDR*.	2,500,000	20,875,000
		33,850,000
South Africa – 5.91%		
Gold Fields Limited (A).	5,000,000	92,701,082
Gold Fields Limited, ADR.	7,500,000	138,600,000
Impala Platinum Holdings Limited (A)	1,750,000	55,002,757
Mvelaphanda Resources Limited (A)*	2,000,000	14,391,068
		300,694,907
South Korea – 1.17%		
GS Holdings Corp. (A)	1,215,940	47,691,524
Korea Electric Power Corporation (A)	300,000	11,973,852
		59,665,376
Taiwan – 0.58%		
Everlight Electronics Co., Ltd. (A)	7,500,000	29,236,674
Thailand – 2.48%		
Banpu Public Company Limited, Registered		
Shares (A).	3,292,800	18,998,732
PTT Public Company Limited (A).	10,000,000	59,411,597
Rayong Refinery Public Company Limited (A)*.	15,000,000	7,583,548
Thai Oil Public Company Limited (A).	24,000,000	40,102,828
		126,096,705
United Kingdom – 1.66%		
BG Group plc (A)	2,511,700	36,229,531
Randgold Resources Limited, ADR.	1,500,000	35,880,000
Titanium Resources Group Ltd. (A)*	10,000,000	12,200,641
		84,310,172
United States – 46.23%		
Air Products and Chemicals, Inc.	1,250,000	92,362,500
Allegheny Technologies Incorporated	250,000	26,672,500
Alpha Natural Resources, Inc.*	1,000,000	15,630,000
Andersons, Inc. (The).	328,000	14,553,360
Arch Coal, Inc.	5,000,000	153,450,000
Atwood Oceanics, Inc.*	900,000	52,821,000

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Aventine Renewable Energy Holdings, Inc. (D)*	1,760,231	$ 32,071,409
Avery Dennison Corporation	93,800	6,027,588
Baker Hughes Incorporated.	500,000	33,065,000
Bunge Limited	700,000	57,554,000
Burlington Northern Santa Fe Corporation	450,000	36,193,500
CONSOL Energy Inc.	2,740,800	107,247,504
Cameron International Corporation*	750,000	47,092,500
Celanese Corporation, Series A	1,500,000	46,260,000
ChevronTexaco Corporation	200,000	14,792,000
ConocoPhillips	1,500,000	102,525,000
Cytec Industries Inc.	1,000,000	56,240,000
Diamond Offshore Drilling, Inc.	2,000,000	161,900,000
Energy Conversion Devices, Inc.*	1,250,000	43,612,500
Exxon Mobil Corporation	325,000	24,521,250
First Solar, Inc.*	90,300	4,692,891
General Electric Company	2,750,000	97,240,000
GlobalSanteFe Corporation	2,000,000	123,360,000
Grant Prideco, Inc.*	1,400,000	69,776,000
Hexcel Corporation*	2,000,000	39,700,000
iShares Silver Trust*	150,000	20,025,000
MEMC Electronic Materials, Inc.*	1,100,000	66,638,000
McDermott International, Inc.*	1,500,000	73,470,000
Nalco Holdings LLC*	750,000	17,925,000
Oceaneering International, Inc.*	1,500,000	63,180,000
Peabody Energy Corporation.	3,000,000	120,720,000
Praxair, Inc.	1,600,000	100,736,000
Range Resources Corporation	500,000	16,700,000
Schlumberger Limited	741,000	51,203,100
Smith International, Inc.	2,500,000	120,125,000
Ultra Petroleum Corp.*	1,000,000	53,130,000
Valero Energy Corporation.	2,250,000	145,102,500
VeraSun Energy Corporation*	1,700,000	33,779,000
Zoltek Companies, Inc.*	248,500	8,672,650
		2,350,766,752
TOTAL COMMON STOCKS – 98.70%		**$5,019,074,697**

(Cost: $4,071,526,055)

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

CORPORATE DEBT SECURITIES – 0.11%	Principal Amount in Thousands	Value
Brazil		
Bahia Sul Celulose S.A.		
0.00%, 12–1–12 (B)(E)	BRL10,692	$ 5,646,054
(Cost: $5,279,754)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.07%)	Face Amount in Thousands	
Canadian Dollar, 4–11–07 (E)	CAD99,800	(825,080)
Canadian Dollar, 5–9–07 (E)	142,000	(2,837,631)
South African Rand, 4–18–07 (E)	ZAR311,000	(231,165)
South African Rand, 5–16–07 (E)	329,300	678,597
South African Rand, 5–30–07 (E)	186,000	(81,718)
South African Rand, 6–6–07 (E)	129,000	(247,340)
South African Rand, 6–13–07 (E)	129,000	(244,986)
		$ (3,789,323)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aircraft – 0.04%		
United Technologies Corporation,		
5.25%, 4–4–07	$ 2,000	1,999,125
Beverages – 0.43%		
Concentrate Manufacturing Company of Ireland (The) (PepsiCo, Inc.):		
5.25%, 4–5–07	8,000	7,995,333
5.25%, 4–10–07	14,000	13,981,625
		21,976,958
Health Care – Drugs – 0.19%		
GlaxoSmithKline Finance plc,		
5.32%, 4–10–07	10,000	9,986,700
Security and Commodity Brokers – 0.38%		
Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)),		
5.39%, 4–2–07	9,170	9,168,627
UBS Finance Delaware LLC (UBS AG),		
5.3%, 4–2–07	10,000	9,998,528
		19,167,155

See Notes to Schedule of Investments on page 119.

The Investments of Ivy Global Natural Resources Fund

March 31, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone – 0.25%		
AT&T Inc.,		
5.44%, 4–2–07	$12,533	$ 12,531,106
TOTAL SHORT-TERM SECURITIES – 1.29%		$ 65,661,044
(Cost: $65,661,044)		
TOTAL INVESTMENT SECURITIES – 100.03%		$5,086,592,472
(Cost: $4,142,466,853)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.03%)		(1,539,463)
NET ASSETS – 100.00%		$5,085,053,009

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $17,341,996 or 0.34% of net assets.

(C)Security valued in good faith by the Valuation Committee appointed by the Board of Trustees.

(D)Restricted security. At March 31, 2007, the following restricted securities were owned:

Securtiy	Acquisition Date	Shares	Cost	Market Value
Aventine Renewable Energy Holdings, Inc.	Various	1,760,231	$30,903,678	$32,071,409
Xtreme Coil Drilling Corp.	Various	650,000	5,868,696	5,737,116
Total		2,410,231	$36,772,374	$37,808,525

The total market value of restricted securities represents approximately $37,808,524 or 0.75% of net assets at March 31, 2007.

(E)Principal amounts are denominated in the indicated foreign currency, were applicable (BRL – Brazilian Real, CAD – Canadian Dollar, ZAR – South African Rand).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY GLOBAL NATURAL RESOURCES FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $4,142,467) (Notes 1 and 3)....	$5,086,592
Cash	5,461
Cash denominated in foreign currencies (cost – $405)	403
Receivables:	
Fund shares sold.......................................	29,233
Investment securities sold................................	17,309
Dividends and interest....................................	7,175
Prepaid and other assets	195
Total assets	5,146,368

LIABILITIES

Payable for investment securities purchased	50,615
Accrued management fee (Note 2)	3,372
Payable to Fund shareholders	3,042
Accrued service fee (Note 2)	2,121
Accrued shareholder servicing (Note 2).........................	1,036
Accrued distribution fee (Note 2)	864
Accrued accounting services fee (Note 2)	14
Accrued administrative fee (Note 2)	8
Other..	243
Total liabilities.......................................	61,315
Total net assets....................................	$5,085,053

NET ASSETS

Capital paid in (shares authorized – unlimited)	$4,025,102
Accumulated undistributed income:	
Accumulated undistributed net investment income................	4,963
Accumulated undistributed net realized gain	
on investment transactions	110,904
Net unrealized appreciation in value of investments..............	944,084
Net assets applicable to outstanding units of capital............	$5,085,053
Net asset value per share (net assets divided by shares outstanding):	
Class A	$31.67
Class B	$29.78
Class C	$29.19
Class Y	$31.84
Class R	$31.62
Advisor Class	$31.48
Capital shares outstanding:	
Class A	106,085
Class B	9,124
Class C	38,998
Class Y	9,763
Class R	123
Advisor Class	10

See Notes to Financial Statements.

Statement of Operations

IVY GLOBAL NATURAL RESOURCES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $3,721)	$ 62,563
Interest and amortization	16,079
Total income	78,642
Expenses (Note 2):	
Investment management fee	34,559
Service fee:	
Class A	6,740
Class B	616
Class C	2,394
Class Y	467
Class R	2
Distribution fee:	
Class A	240
Class B	1,847
Class C	7,181
Class R	2
Shareholder servicing:	
Class A	5,041
Class B	604
Class C	1,570
Class Y	289
Class R	2
Advisor Class	—*
Custodian fees	754
Accounting services fee	167
Administrative fee	100
Audit fees	41
Other	1,170
Total	63,786
Less expenses in excess of voluntary limit (Note 2)	(136)
Total expenses	63,650
Net investment income	14,992

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY GLOBAL NATURAL RESOURCES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)   *(Continued)*

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	$367,295
Realized net gain on forward currency contracts	3,558
Realized net loss on foreign currency transactions	(1,455)
Realized net gain on investments	369,398
Unrealized appreciation in value of securities during the period	232,860
Unrealized depreciation in value of forward currency contracts during the period	(6,941)
Unrealized depreciation in value of foreign currency exchange during the period	(148)
Unrealized appreciation in value of investments during the period	225,771
Net gain on investments.	595,169
Net increase in net assets resulting from operations	$610,161

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY GLOBAL NATURAL RESOURCES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 14,992	$ 12,286
Realized net gain on investments	369,398	193,237
Unrealized appreciation.	225,771	598,047
Net increase in net assets resulting from operations.	610,161	803,570
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(14,592)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(1,219)	(—)
Class R	(4)	(—)
Advisor Class	(2)	(—)
Realized gains on investment transactions:		
Class A	(261,685)	(88,621)
Class B	(23,885)	(10,090)
Class C	(96,422)	(33,629)
Class Y	(17,486)	(3,474)
Class R	(115)	(—)
Advisor Class	(28)	(18)
	(415,438)	(135,832)
Capital share transactions (Note 5)	1,406,805	1,476,705
Total increase	1,601,528	2,144,443
NET ASSETS		
Beginning of period.	3,483,525	1,339,082
End of period.	$5,085,053	$3,483,525
Undistributed net investment income	$ 4,963	$ 10,404

(1)See "Financial Highlights" on pages 124 - 129.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$30.13	$22.65	$17.63	$16.69	$11.50	$11.05
Income (loss) from investment operations:						
Net investment income (loss)	0.17[1]	0.12	(0.04)	0.03	0.10	(0.11)[1]
Net realized and unrealized gain on investments	4.40[1]	8.88	5.06	0.91	5.14	0.63[1][2]
Total from investment operations.	4.57	9.00	5.02	0.94	5.24	0.52
Less distributions from:						
Net investment income. . .	(0.16)	(0.00)	(0.00)*	(0.00)	(0.05)	(0.00)
Capital gains.	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.07)
Total distributions	(3.03)	(1.52)	(0.00)*	(0.00)	(0.05)	(0.07)
Net asset value, end of period	$31.67	$30.13	$22.65	$17.63	$16.69	$11.50
Total return[3]	15.47%	40.76%	28.50%	5.63%	45.61%	4.66%[2]
Net assets, end of period (in millions)	$3,360	$2,343	$895	$192	$95	$17
Ratio of expenses to average net assets including reimbursement .	1.31%	1.40%	1.55%	1.65%[4]	1.89%	2.22%
Ratio of net investment income (loss) to average net assets including reimbursement	0.57%	0.73%	–0.52%	–0.80%[4]	–0.66%	–0.91%
Ratio of expenses to average net assets excluding reimbursement	1.31%[5]	1.40%[5]	1.55%[5]	1.65%[4][5]	1.89%[5]	2.38%
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.57%[5]	0.73%[5]	–0.52%[5]	–0.80%[4][5]	–0.66%[5]	–1.07%
Portfolio turnover rate	106%	104%	110%	29%	58%	67%

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period	$28.57	$21.72	$17.04	$16.16	$11.19	$10.81
Income (loss) from investment operations:						
Net investment income (loss)	(0.05)	0.03	(0.04)	(0.01)	(0.06)	(0.19)[1]
Net realized and unrealized gain on investments	4.13	8.34	4.72	0.89	5.03	0.57[1]
Total from investment operations	4.08	8.37	4.68	0.88	4.97	0.38
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$29.78	$28.57	$21.72	$17.04	$16.16	$11.19
Total return	14.55%	39.59%	27.46%	5.45%	44.42%	3.52%
Net assets, end of period (in millions)	$272	$223	$110	$30	$21	$9
Ratio of expenses to average net assets including reimbursement	2.12%	2.23%	2.39%	2.42%[2]	2.90%	2.93%
Ratio of net investment loss to average net assets including reimbursement	–0.24%	–0.10%	–1.35%	–1.59%[2]	–1.54%	–1.62%
Ratio of expenses to average net assets excluding reimbursement	2.12%[3]	2.23%[3]	2.39%[3]	2.42%[2][3]	2.90%[3]	3.09%
Ratio of net investment loss to average net assets excluding reimbursement	–0.24%[3]	–0.10%[3]	–1.35%[3]	–1.59%[2][3]	–1.54%[3]	–1.78%
Portfolio turnover rate	106%	104%	110%	29%	58%	67%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period	$28.04	$21.32	$16.72	$15.86	$10.97	$10.61
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)	0.02	(0.09)	0.00	0.04	(0.18)[1]
Net realized and unrealized gain on investments	4.05	8.22	4.69	0.86	4.85	0.55[1]
Total from investment operations	4.02	8.24	4.60	0.86	4.89	0.37
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.01)
Total distributions	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.01)
Net asset value, end of period	$29.19	$28.04	$21.32	$16.72	$15.86	$10.97
Total return	14.65%	39.72%	27.51%	5.42%	44.58%	3.46%
Net assets, end of period (in millions)	$1,138	$801	$312	$64	$34	$5
Ratio of expenses to average net assets including reimbursement	2.04%	2.15%	2.31%	2.38%[2]	2.65%	2.94%
Ratio of net investment loss to average net assets including reimbursement	–0.16%	–0.02%	–1.28%	–1.54%[2]	–1.48%	–1.64%
Ratio of expenses to average net assets excluding reimbursement	2.04%[3]	2.15%[3]	2.31%[3]	2.38%[2][3]	2.65%[3]	3.10%
Ratio of net investment loss to average net assets excluding reimbursement	–0.16%[3]	–0.02%[3]	–1.28%[3]	–1.54%[2][3]	–1.48%[3]	–1.80%
Portfolio turnover rate	106%	104%	110%	29%	58%	67%

(1) Based on average shares outstanding.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended 3-31-04	For the period from 7-24-03[1] to 12-31-03
	2007	2006	2005		
Net asset value, beginning of period	$30.27	$22.70	$17.66	$16.70	$12.60
Income (loss) from investment operations:					
Net investment income (loss)	0.21[2]	0.24[2]	(0.02)	0.01	0.00
Net realized and unrealized gain on investments.	4.43[2]	8.85[2]	5.13	0.95	4.16
Total from investment operations	4.64	9.09	5.11	0.96	4.16
Less distributions from:					
Net investment income	(0.20)	(0.00)	(0.07)	(0.00)	(0.06)
Capital gains	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions	(3.07)	(1.52)	(0.07)	(0.00)	(0.06)
Net asset value, end of period . . .	$31.84	$30.27	$22.70	$17.66	$16.70
Total return	15.63%	41.07%	28.98%	5.75%	33.03%
Net assets, end of period (in millions)	$311	$116	$21	$4	$1
Ratio of expenses to average net assets including reimbursement.	1.20%[4]	1.20%[4]	1.20%[4]	1.20%[3][4]	1.39%[3]
Ratio of net investment income (loss) to average net assets including reimbursement.	0.66%[4]	0.91%[4]	–0.19%[4]	–0.35%[3][4]	–0.54%[3]
Ratio of expenses to average net assets excluding reimbursement	1.27%[4]	1.35%[4]	1.48%[4]	1.63%[3][4]	1.39%[3][5]
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.59%[4]	0.76%[4]	–0.47%[4]	–0.79%[3][4]	–0.54%[3][5]
Portfolio turnover rate	106%	104%	110%	29%	58%[6]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) See Note 2.
(5) There was no waiver of expenses during the period.
(6) For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$30.10	$26.11
Income from investment operations:		
Net investment income	0.05[2]	0.06
Net realized and unrealized gain on investments.	4.44[2]	3.93
Total from investment operations	4.49	3.99
Less distributions from:		
Net investment income	(0.10)	(0.00)
Capital gains	(2.87)	(0.00)
Total distributions	(2.97)	(0.00)
Net asset value, end of period	$31.62	$30.10
Total return	15.20%	15.28%
Net assets, end of period (in thousands)	$3,893	$115
Ratio of expenses to average net assets	1.58%	1.69%[3]
Ratio of net investment income to average net assets	0.23%	0.82%[3]
Portfolio turnover rate	106%	104%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period	$29.92	$22.45	$17.47	$16.54	$11.43	$11.02
Income (loss) from investment operations:						
Net investment income (loss)	0.31	0.13	(0.14)	(0.03)	(0.58)	(0.07)
Net realized and unrealized gain on investments.	4.34	8.86	5.14	0.96	5.78	0.56
Total from investment operations	4.65	8.99	5.00	0.93	5.20	0.49
Less distributions from:						
Net investment income . .	(0.22)	(0.00)	(0.02)	(0.00)	(0.09)	(0.00)
Capital gains	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)	(0.08)
Total distributions	(3.09)	(1.52)	(0.02)	(0.00)	(0.09)	(0.08)
Net asset value, end of period.	$31.48	$29.92	$22.45	$17.47	$16.54	$11.43
Total return	15.86%	41.09%	28.63%	5.62%	45.55%	4.46%
Net assets, end of period (in thousands)	$322	$368	$476	$512	$484	$570
Ratio of expenses to average net assets including reimbursement	0.95%	1.25%	1.47%	1.57%[2]	2.19%	1.82%
Ratio of net investment income (loss) to average net assets including reimbursement	0.94%	0.97%	–0.36%	–0.74%[2]	–0.41%	–0.51%
Ratio of expenses to average net assets excluding reimbursement	0.95%[3]	1.25%[3]	1.47%[3]	1.57%[2][3]	2.19%[3]	1.98%
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.94%[3]	0.97%[3]	–0.36%[3]	–0.74%[2][3]	–0.41%[3]	–0.67%
Portfolio turnover rate.	106%	104%	110%	29%	58%	67%

(1)See Note 5 to financial statements.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Managers' Discussion of Ivy International Balanced Fund

March 31, 2007




Ivy International Balanced Fund is subadvised by Templeton Investment Counsel, LLC.

Below, Michael Hasenstab and E. Tucker Scott, CFA, portfolio managers of the Ivy International Balanced Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2007. Dr. Hasenstab has managed the Fund for one year and has 11 years of industry experience. Mr. Scott has managed the Fund since its inception and has 12 years of industry experience.

The Fund rose 17.48 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007. The Fund's equity benchmark, the Morgan Stanley Capital International All Country World (Excluding USA) Index (an index that generally reflects the performance of international stock markets) increased 20.29 percent for the period. The Fund's international fixed-income benchmark, the J.P. Morgan Non-U.S. Government Bond Index (generally reflecting the performance of international government bonds) rose 8.14 percent. Multiple indexes are presented because the Fund invests in stocks, bonds and other instruments.

During the fiscal year, Lipper, Inc. recategorized the Fund into a new peer group – the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (reflecting the performance of funds with similar objectives). This group of funds rose 9.56 percent for the 12 months ended March 31, 2007. The Fund's old peer group – the Lipper Global Flexible Portfolio Funds Universe Average – rose 10.49 percent for the fiscal year.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

Global themes influenced returns in the period. Global growth remained strong with increasing evidence of some decoupling of growth in Asia and Europe from moderating growth in the U.S. The International Monetary Fund's (IMF) most recent World Economic Outlook projects global growth at 4.9 percent in 2007, which is down from 5.4 percent in 2006, but the same pace as in 2005. Most notably within that projection, the IMF downgraded its growth forecast for the U.S. while increasing the forecast for Asia and Europe.

Strength across equity sectors

This past year the equity portion of the portfolio benefited from the strong liquidity in global capital markets and profuse merger and acquisition activity. The effect in the portfolio was broad-based, across countries and sectors. Over the 12-month period ended March 31, 2007, all ten major sectors delivered positive total returns, eight of them in the double-digits (the exceptions were health care and information technology). In aggregate, the Fund's equity portion performance exceeded that of the benchmark index, the Morgan Stanley Capital International (MSCI) All Country World (Excluding USA) Index (the index), with stronger returns in six of the ten major sectors. Relative to the index, the Fund's performance was strongest in industrials,

consumer discretionary and telecommunications services.

Polish bonds helped fixed-income results

The Fund's fixed income portfolio benefited from an overweight exposure to Poland, which generated a 16.89 percent U.S. dollar return (as measured by the JP Morgan GBI Broad) outperforming the Euroland bonds, which returned 11.95 percent (JP Morgan EMU Index), primarily on Euro strength against the U.S. dollar. Over the past 12 months, European treasury yields rose by more than any other region. Short duration positioning in Europe (outside of Poland) benefited relative performance. Additionally, the Fund benefited from an underweight exposure to Japanese government bonds, which underperformed.

The fixed income portfolio also broadly benefited from currency positioning in Thailand, Australia, Singapore and South Korea. Also, as the Japanese Yen weakened 0.70% against the U.S. dollar, we added to our Yen currency positions. In Europe, exposure to the Swedish Krona benefited relative performance. The Norwegian Krone underperformed the Euro but generated a positive return against the U.S. dollar. Finally, the Canadian dollar lagged other major currencies.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006			
Company	Country	Sector	Change in Weighting
Sanofi-Aventis	France	Health Care	New to Top 10
BP p.l.c.	United Kingdom	Energy	New to Top 10
Royal Bank of Scotland Group plc (The)	United Kingdom	Financial	Increased
France Telecom	France	Telecom	Increased
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financial	Increased
GlaxoSmithKline plc	United Kingdom	Health care	New to Top 10
Compass Group PLC	United Kingdom	Consumer Discretionary	Decreased
Group 4 Securicor plc	United Kingdom	Financial	New to Top 10
Mega Financial Holding Company	Taiwan	Financial	New to Top 10
Vestas Wind Systems A/S	Denmark	Energy	Decreased

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Portfolio Characteristics	
As of 3-31-07	
Average maturity	2.21 years
Effective duration	1.36 years
Weighted average bond rating	AA

Liquidity supported bond markets

Overall, the mood in the global bond market was predominantly positive, but was interrupted twice, first in late spring 2006 and again during the first quarter of 2007. Although last year's concern centered on inflation, the main concerns this year were slower growth and declining asset quality. Investors worldwide pondered the possibility that troubles in the U.S. subprime mortgage market could spread into the broader bond market and potentially undermine the pace of global economic and corporate profit growth.

Despite these challenges, global liquidity – petrodollars, corporate cash, private equity, household savings and central banks' reserves – was abundant and continued to look for an investment home. Largely as a result, bond yield spreads over U.S. Treasuries narrowed, and equity and commodity markets rose. Narrower corporate credit spreads (the difference in interest rates between high and low quality) globally reflected greater risk tolerance, while abundant cash supplies in the capital markets contributed to record global merger and acquisition activity.

European stocks led performance

Within equity sectors, holdings that delivered strong returns included Compass Group PLC (food services, U.K.), Vestas Wind Systems A/S (wind turbines, Denmark), and telecom services companies such as Telenor ASA (Norway), Vodafone Group Plc (U.K.) and France Telecom. However, the Fund's performance by sector lagged the benchmark in financials, materials and utilities. This was in part a result of the Fund having relative underweight positions in financials, utilities and materials, which performed strongly in the portfolio and the broader market over the reported period.

While this was detrimental to relative returns over the near term, our primary focus has always been on performance over the longer term. Our value-focused, bottom-up process always drives our stock selection and implicitly the Fund's absolute and relative weights, by sector, country or industry.

Valuations tested

Over the past several quarters, we deemed that valuations in certain of our materials-related holdings exceeded what we could justify based on underlying company and industry fundamentals. Despite this, the demand for industrial commodities – and related equities – has remained heightened. Valuations have been stretched further due in part to the abundant liquidity in the capital markets and continued interests from financial players, such as hedge funds, in contrast to actual end-users of the underlying commodity. In the utility sector, our European holdings have performed quite strongly on both absolute and relative terms.

In an environment of protracted global economic growth, there is always the risk that a rising stock market can obscure deteriorating fundamentals for an industry, or company. As stock pickers, we are leery of companies that have watched their stock prices appreciate to new highs, but for which the stock market continues to exude much confidence, despite many of these companies being near or beyond historical peaks of profitability. We have moved to relative underweights in these sectors, as we have trimmed or liquidated positions.

Telecom signaled value

Our analyses of stocks that we felt could offer the biggest potential to unlock value over the longer term led us to increase exposure to global telecommunications companies, including the ones we mentioned above. We did this, despite their apparent unattractiveness in the broader market, which prevailed until a few months ago. As of fiscal year end, the Fund's largest overweight position was in the telecom services industry.

The Fund benefited from having this strong presence in telecom stocks, which resulted from analyzing and determining the undervaluation of these stocks, one company at a time. The strong performance in absolute and relative terms over the reported period is a satisfying validation of our analyses, and although the telecom sector retraced part of earlier gains during the first quarter of calendar year 2007, we remained comfortable as our broad assumptions for the sector and our holdings have remained fairly intact.

Our outlook

The global economy seemed resilient in the face of elevated energy prices, higher global interest rates, a weaker U.S. housing market and restrained U.S. economic growth, and continued to expand over the 12-month reporting period. The economic drivers have remained consistent since the recovery began in 2002: strong consumer and corporate demand, reasonably low inflation, tight or improving labor markets, and a moderate, though higher, global interest rate environment.

We continue to favor exposure to global bond markets in an effort to take advantage of U.S. dollar weakness. We view the structural decline in the U.S. dollar as part of a multi-year cycle. Global imbalances persist, most apparent in the imbalance in U.S. goods and capital flows with Asia. Most striking among the G–7 currencies is the relative value of the Japanese yen. The yen has lagged other major currencies in this year's leg of U.S. dollar weakening, bringing the Japanese currency to the weakest level against the euro since the euro's introduction.

Going forward within the equity markets, we believe that the economic backdrop remains sound, a little uncertain in the U.S. but robust elsewhere, with leading indicators suggesting that activity could potentially pick up in the second half of this year. There are signs that businesses have begun to overcome the caution that has kept capital investment muted. Furthermore, there still appears to be a mismatch between the value placed on businesses by investors and that placed on them by buyout funds that can arbitrage for profit. However, sufficient warning signs do exist to justify a healthy caution, in our view. In particular we are continuously convinced of the importance of investing in businesses that possess clear fundamental strengths and which are attractively valued on their own terms rather than speculating on what they might be worth to a buy-out fund. Subcontracting investment analysis and stock selection to banks and financiers has not often been a winning strategy in the past.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy International Balanced Fund, Class A Shares [1]	$ 19,587
— — —	Morgan Stanley Capital International All Country World (excluding U.S.A) Index	$ 21,195
– – – –	J.P. Morgan Non-U.S. Government Bond Index	$ 16,442
- - - - -	Lipper Mixed-Asset Target Allocation Growth Funds Universe Average .	$ 17,163



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	10.72%	12.38%	16.64%	17.61%
5-year period ended 3-31-07	13.75%	—	—	—
10-year period ended 3-31-07	8.14%	—	—	—
Since inception of Class[3] through 3-31-07	—	13.26%	14.16%	15.23%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C, and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL BALANCED FUND

Portfolio Highlights

On March 31, 2007, Ivy International Balanced Fund had net assets totaling $278,943,997 invested in a diversified portfolio of:

62.68%	Foreign Common Stocks
25.11%	Other Government Securities
8.65%	Cash and Cash Equivalents
2.89%	Corporate Debt Securities
0.67%	Domestic Common Stocks

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:



	Europe	**$65.01**
	United Kingdom	$18.40
	Other Europe[1]	$14.85
	Sweden	$ 8.82
	France	$ 6.93
	Germany	$ 6.78
	Norway	$ 4.68
	Netherlands	$ 4.55
	Pacific Basin	**$19.15**
	Other Pacific Basin[2]	$ 7.21
	South Korea	$ 4.56
	Singapore	$ 3.94
	Taiwan	$ 3.44
	Cash and Cash Equivalents	**$ 8.65**
	Other[3]	**$ 7.19**

(1)Includes $0.21 Austria, $0.93 Belgium, $1.26 Denmark, $1.92 Finland, $0.27 Ireland, $2.17 Italy, $0.10 New Zealand, $3.28 Poland, $2.53 Spain and $2.18 Switzerland.

(2)Includes $1.86 Australia, $0.73 China, $0.82 Hong Kong, $2.51 Japan and $1.29 Thailand.

(3)Includes $1.22 Bermuda, $0.84 Israel, $2.82 North America and $2.31 Supranational.

Sector Weightings



	Other Government Securities	$25.11
	Financial Services Stocks	$14.78
	Utilities Stocks	$ 8.70
	Cash and Cash Equivalents	$ 8.65
	Technology Stocks	$ 5.58
	Energy Stocks	$ 5.38
	Miscellaneous Stocks	$ 4.85
	Health Care Stocks	$ 3.82
	Consumer Services Stocks	$ 3.81
	Consumer Durables Stocks	$ 3.66
	Retail Stocks	$ 3.49
	Business Equipment and Services Stocks	$ 3.37
	Shelter Stocks	$ 2.99
	Capital Goods Stocks	$ 2.92
	Corporate Debt Securities	$ 2.89

The Investments of Ivy International Balanced Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Australia – 0.64%		
National Australia Bank Limited (A)	54,242	$ **1,773,045**
Belgium – 0.68%		
Belgacom SA (A)	42,790	**1,900,596**
Bermuda – 1.22%		
ACE Limited	46,490	2,652,719
XL Capital Ltd, Class A	10,870	760,465
		3,413,184
Canada – 0.18%		
Barrick Gold Corporation (A)	17,500	**499,307**
China – 0.73%		
China Telecom Corporation Limited (A).	3,774,000	1,854,759
China Telecom Corporation Limited (A)(B)	360,000	176,925
		2,031,684
Denmark – 1.26%		
Vestas Wind Systems A/S (A)*	62,780	**3,517,342**
Finland – 1.56%		
Stora Enso Oyj, Class R (A)	104,960	1,822,733
UPM-Kymmene Corporation (A)	98,830	2,517,651
		4,340,384
France – 6.93%		
AXA S.A. (A).	74,920	3,176,586
France Telecom (A)	159,854	4,221,688
Sanofi-Aventis (A)	63,998	5,565,490
THOMSON (A).	179,190	3,449,322
TOTAL S.A. (A).	41,440	2,903,496
		19,316,582
Germany – 3.81%		
Bayerische Motoren Werke Aktiengesellschaft (A)	35,590	2,102,814
Deutsche Post AG (A)	70,260	2,124,910
E.ON AG (A).	5,810	785,595
Munchener Ruckversicherungs-Gesellschaft		
Aktiengesellschaft, Registered Shares (A).	17,210	2,902,473
Siemens AG (A)	25,310	2,705,156
		10,620,948
Hong Kong – 0.82%		
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	239,000	**2,298,695**
Israel – 0.84%		
Check Point Software Technologies Ltd.*	105,440	**2,347,094**

See Notes to Schedule of Investments on page 143.

The Investments of Ivy International Balanced Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Italy – 2.17%		
Eni S.p.A. (A)	83,858	$ 2,728,838
Mediaset S.p.A. (A)	306,131	3,330,845
		6,059,683
Japan – 2.51%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	155	1,749,406
Konica Minolta Holdings, Inc. (A)*	76,500	1,004,939
Sony Corporation (A)	61,500	3,126,146
Takeda Pharmaceutical Company Limited (A)	16,900	1,108,596
		6,989,087
Netherlands – 4.55%		
Akzo Nobel N.V. (A)	16,030	1,217,363
ING Groep N.V., Certicaaten Van Aandelen (A)	98,950	4,183,555
Koninklijke Philips Electronics N.V., Ordinary		
Shares (A)	40,460	1,545,240
Reed Elsevier NV (A)	183,940	3,253,270
Vedior N.V. (A)	111,960	2,485,707
		12,685,135
Norway – 1.80%		
Norske Skogindustrier ASA (A)	124,071	2,122,867
Telenor ASA (A)	163,300	2,901,535
		5,024,402
Singapore – 2.42%		
DBS Group Holdings Ltd (A)	33,000	465,478
Flextronics International Ltd.*.	192,270	2,102,472
Singapore Telecommunications Limited (A)	931,000	2,012,774
Venture Corporation Limited (A)	226,000	2,174,867
		6,755,591
South Korea – 2.89%		
KT Corporation, ADR	48,730	1,091,065
Kookmin Bank, ADR	16,440	1,482,066
SK Telecom Co., Ltd., ADR	41,000	960,220
Samsung Electronics Co., Ltd. (A)	5,514	3,299,726
Samsung Electronics Co., Ltd., GDR (B).	4,010	1,220,042
		8,053,119
Spain – 2.36%		
Gamesa Corporacion Tecnologica, S.A. (A)	53,110	1,922,656
Repsol YPF, S.A. (A).	70,566	2,379,254
Telefonica, S.A., ADR	34,285	2,276,524
Telefonica, S.A., Brazilian Depositary Receipts (A). . . .	569	12,428
		6,590,862
Sweden – 1.29%		
Nordea Bank AB, Finnish Depositary Receipts (A)	89,560	1,429,677
Securitas AB, Class B (A)	105,270	1,605,553
Securitas Systems AB, Class B (A)*	158,750	552,447
		3,587,677

See Notes to Schedule of Investments on page 143.

The Investments of Ivy International Balanced Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Switzerland – 2.18%		
Lonza Group Ltd, Registered Shares (A)	5,800	$ 557,495
Nestle S.A., Registered Shares (A)	7,930	3,088,403
Swiss Reinsurance Company, Registered Shares (A) .	26,800	2,448,093
		6,093,991
Taiwan – 3.44%		
Chunghwa Telecom Co., Ltd., ADR	124,989	2,489,773
Compal Electronics Inc., GDR	54,799	231,833
Compal Electronics Inc., GDR (B)	133,829	566,177
Lite-On Technology Corporation, GDR	214,624	2,772,619
Mega Financial Holding Company (A)	5,436,000	3,548,217
		9,608,619
Thailand – 0.00%		
Advanced Info Service Public Company Limited (A) . . .	3,000	**5,741**
United Kingdom – 18.40%		
AMVESCAP PLC (A)	26,400	290,926
Alliance Boots plc (A)	155,379	3,138,652
Aviva plc (A)	222,190	3,272,708
BAE SYSTEMS plc (A)	93,350	845,013
BP p.l.c. (A)	424,390	4,609,939
British Sky Broadcasting Group plc (A)	230,870	2,562,345
Cadbury Schweppes plc (A)	72,900	935,333
Compass Group PLC (A)	560,920	3,752,933
Fiberweb plc (A)*	51,523	215,197
GlaxoSmithKline plc (A)	145,100	3,988,915
Group 4 Securicor plc (A)	897,590	3,550,300
HSBC Holdings plc (A)	190,630	3,336,785
Kingfisher plc (A)	264,210	1,446,690
Old Mutual plc (A)	1,010,310	3,262,528
Pearson plc (A)	86,110	1,477,614
Rentokil Initial plc (A)	376,520	1,207,721
Royal Bank of Scotland Group plc (The) (A)	115,790	4,520,679
Royal Dutch Shell plc, Class B (A)	71,241	2,370,634
tesco plc (A)	157,950	1,380,823
Unilever PLC (A)	52,092	1,569,413
Vodafone Group Plc (A)	1,279,188	3,410,865
Vodafone Group Plc, ADR	6,590	177,007
		51,323,020
United States – 0.67%		
Domtar Inc. (A)*	206,410	**1,879,055**
TOTAL COMMON STOCKS – 63.35%		**$176,714,843**
(Cost: $141,891,137)		

See Notes to Schedule of Investments on page 143.

The Investments of Ivy International Balanced Fund

March 31, 2007

CORPORATE DEBT SECURITIES – 2.89%	Principal Amount in Thousands	Value
Banks		
KfW, Frankfurt am Main,		
0.325%, 8–08–11 (C)**.......................	JPY950,000	$ 8,062,335
(Cost: $8,289,642)		
OTHER GOVERNMENT SECURITIES		
Australia – 1.22%		
New South Wales Treasury Corporation,		
8.0%, 3–1–08 (C)	AUD2,950	2,418,368
Queensland Treasury Corporation,		
8.0%, 9–14–07 (C)	1,200	977,477
		3,395,845
Austria – 0.21%		
Republic of Austria:		
5.5%, 10–20–07 (C)	EUR360	484,395
4.0%, 7–15–09 (C)	70	93,454
		577,849
Belgium – 0.25%		
Belgium Government Bond:		
7.5%, 7–29–08 (C)	405	564,334
5.0%, 9–28–12 (C)	100	139,677
		704,011
Canada – 1.97%		
Canadian Government Bond:		
4.5%, 9–1–07 (C)	CAD5,540	4,802,357
6.0%, 6–1–11 (C)	748	696,939
		5,499,296
Finland – 0.36%		
Finland Government Bond:		
3.0%, 7–4–08 (C)	EUR400	527,579
5.0%, 4–25–09 (C)	60	81,670
5.75%, 2–23–11 (C)	280	396,740
		1,005,989
Germany – 0.08%		
Deutsche Bundesrepublik,		
5.0%, 7–4–11 (C)	170	**235,516**
Ireland – 0.27%		
Ireland Government Bond,		
5.0%, 4–18–13 (C)	540	**757,496**

See Notes to Schedule of Investments on page 143.

The Investments of Ivy International Balanced Fund

March 31, 2007

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
New Zealand – 0.10%		
New Zealand Government Bond,		
6.0%, 11–15–11 (C)	NZD410	$ 285,777
Norway – 2.88%		
Norway Treasury Bills:		
0.0%, 6–20–07 (C)	NOK7,800	1,273,883
0.0%, 9–19–07 (C)	18,200	2,942,907
0.0%, 12–19–07 (C)	23,805	3,804,451
		8,021,241
Poland – 3.28 %		
Poland Government Bond:		
8.5%, 5–12–07 (C)	PLN5,300	1,838,549
5.75%, 6–24–08 (C)	1,200	420,044
6.0%, 5–24–09 (C)	4,275	1,516,937
6.25%, 10–24–15 (C)	3,250	1,203,587
5.75%, 9–23–22 (C)	11,570	4,158,957
		9,138,074
Singapore – 1.52 %		
Singapore Government Bond,		
2.625%, 10–1–07 (C)	SGD6,450	4,254,521
South Korea – 1.67 %		
South Korea Treasury Bond:		
3.75%, 9–10–07 (C)	KRW1,100,000	1,163,614
4.5%, 9–9–08 (C)	1,000,000	1,057,735
4.25%, 9–10–08 (C)	2,300,000	2,424,757
		4,646,106
Spain – 0.17 %		
Spain Government Bond,		
6.0%, 1–31–08 (C)	EUR350	474,685
Supranational – 2.31%		
European Investment Bank:		
2.125%, 9–20–07 (C)	JPY645,000	5,511,105
0.50813%, 9–21–11 (C)**.	110,000	933,263
		6,444,368
Sweden – 7.53%		
Sweden Government Bond:		
8.0%, 8–15–07 (C)	SEK24,480	3,560,798
6.5%, 5–5–08 (C)	102,600	15,135,513
Sweden Treasury Bills:		
0.0%, 6–20–07 (C)	2,500	355,876
0.0%, 9–19–07 (C)	13,800	1,947,722
		20,999,909

See Notes to Schedule of Investments on page 143.

The Investments of Ivy International Balanced Fund

March 31, 2007

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Thailand – 1.29%		
Thailand Government Bond:		
0.0%, 1–10–08 (C)	THB4,250	$ 117,316
5.5%, 8–10–08 (C)	8,770	255,704
Thailand Treasury Bills:		
0.0%, 5–3–07 (C)	27,000	767,936
0.0%, 9–6–07 (C)	70,900	1,983,583
0.0%, 10–4–07 (C)	17,100	476,574
		3,601,113
TOTAL OTHER GOVERNMENT SECURITIES – 25.11%		$ 70,041,796
(Cost: $66,684,794)		
SHORT-TERM SECURITIES		
Commercial Paper		
Beverages – 1.43%		
Concentrate Manufacturing Company of Ireland (The) (PepsiCo, Inc.),		
5.25%, 4–5–07	$4,000	3,997,667
Finance Companies – 2.39%		
BP Capital Markets p.l.c.,		
5.42%, 4–2–07	6,665	6,663,996
Health Care – Drugs – 1.79%		
GlaxoSmithKline Finance plc,		
5.32%, 4–10–07	5,000	4,993,350
Mining – 1.79%		
BHP Billiton Finance USA, Inc.,		
5.3%, 4–5–07	5,000	4,997,056
TOTAL SHORT-TERM SECURITIES – 7.40%		$ 20,652,069
(Cost: $20,652,069)		
TOTAL INVESTMENT SECURITIES – 98.75%		$275,471,043
(Cost: $237,517,642)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.25%		3,472,954
NET ASSETS – 100.00%		$278,943,997

See Notes to Schedule of Investments on page 143.

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

**Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

(A) Listed on an exchange outside the United States.

(B) Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $1,963,144, or 0.70% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, CAD – Canadian Dollar, EUR – Euro, JPY – Japanese Yen, KRW – South Korean Won, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona, SGD – Singapore Dollar, THB – Thailand Baht).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL BALANCED FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $237,518) (Notes 1 and 3)	$275,471
Cash denominated in foreign currencies (cost – $23)	23
Receivables:	
Dividends and interest.	2,385
Fund shares sold.	1,929
Prepaid and other assets	47
Total assets	279,855

LIABILITIES

Due to custodian.	341
Payable to Fund shareholders	180
Accrued management fee (Note 2)	160
Accrued service fee (Note 2)	76
Accrued shareholder servicing (Note 2).	68
Accrued distribution fee (Note 2)	25
Accrued accounting services fee (Note 2)	8
Other.	53
Total liabilities.	911
Total net assets.	$278,944

NET ASSETS

Capital paid in (shares authorized – unlimited)	$237,158
Accumulated undistributed income:	
Accumulated undistributed net investment income.	980
Accumulated undistributed net realized gain	
on investment transactions	2,815
Net unrealized appreciation in value of investments.	37,991
Net assets applicable to outstanding units of capital.	$278,944
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.81
Class B	$16.77
Class C	$16.78
Class Y.	$16.82
Capital shares outstanding:	
Class A	13,996
Class B	719
Class C	1,784
Class Y.	99

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL BALANCED FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $327)	$ 3,159
Interest and amortization	2,273
Total income	5,432

Expenses (Note 2):

Investment management fee	1,316
Shareholder servicing:	
Class A	420
Class B	43
Class C	43
Class Y	2
Service fee:	
Class A	385
Class B	23
Class C	43
Class Y	2
Distribution fee:	
Class A	17
Class B	69
Class C	129
Custodian fees	81
Accounting services fee	77
Audit fees	26
Legal fees	5
Other	129
Total expenses	2,810
Net investment income	2,622

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	6,006
Realized net gain on foreign currency transactions	2,501
Realized net gain on investments	8,507
Unrealized appreciation in value of investments during the period	19,022
Net gain on investments	27,529
Net increase in net assets resulting from operations	$30,151

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL BALANCED FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,622	$ 2,184
Realized net gain on investments	8,507	7,222
Unrealized appreciation.	19,022	2,100
Net increase in net assets resulting from operations.	30,151	11,506
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(4,320)	(2,545)
Class B	(158)	(62)
Class C	(332)	(125)
Class Y	(28)	(14)
Realized gains on investment transactions:		
Class A	(5,577)	(3,892)
Class B	(387)	(186)
Class C	(669)	(309)
Class Y	(38)	(19)
	(11,509)	(7,152)
Capital share transactions (Note 5)	132,436	18,804
Total increase	151,078	23,158
NET ASSETS		
Beginning of period.	127,866	104,708
End of period.	$278,944	$127,866
Undistributed net investment income	$ 980	$ 695

(1)See "Financial Highlights" on pages 147 - 150.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended September 30,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period..........	$15.15	$14.63	$13.07	$11.33	$ 8.72	$9.28
Income (loss) from investment operations:						
Net investment income.......	0.24[1]	0.29	0.22	0.09	0.21	0.18
Net realized and unrealized gain (loss) on investments.....	2.36[1]	1.14	1.69	1.83	2.40	(0.59)
Total from investment operations.................	2.60	1.43	1.91	1.92	2.61	(0.41)
Less distributions from:						
Net investment income.......	(0.43)	(0.36)	(0.28)	(0.18)	(0.00)	(0.00)
Capital gains	(0.51)	(0.55)	(0.07)	(0.00)	(0.00)	(0.13)
Tax return of capital	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions..............	(0.94)	(0.91)	(0.35)	(0.18)	(0.00)	(0.15)
Net asset value, end of period	$16.81	$15.15	$14.63	$13.07	$11.33	$8.72
Total return[2]	17.48%	10.14%	14.81%	17.05%	29.93%	−4.62%
Net assets, end of period (in millions)................	$235	$112	$97	$60	$46	$36
Ratio of expenses to average net assets including reimbursement	1.38%	1.45%	1.42%	1.54%[3][4]	1.67%	1.62%
Ratio of net investment income to average net assets including reimbursement	1.52%	1.94%	1.71%	1.43%[3][4]	2.06%	1.84%
Ratio of expenses to average net assets excluding reimbursement	1.38%[5]	1.45%[5]	1.42%[5]	1.60%[3][4]	1.71%	1.72%
Ratio of net investment income to average net assets excluding reimbursement.....	1.52%[5]	1.94%[5]	1.71%[5]	1.37%[3][4]	2.02%	1.74%
Portfolio turnover rate	22%	27%	16%	15%	39%	48%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$15.11	$14.59	$13.04	$12.34
Income from investment operations:				
Net investment income	0.07[2]	0.08	0.03[2]	0.19
Net realized and unrealized gain on investments.	2.37[2]	1.18	1.70[2]	0.69
Total from investment operations	2.44	1.26	1.73	0.88
Less distributions from:				
Net investment income	(0.27)	(0.19)	(0.11)	(0.18)
Capital gains	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.78)	(0.74)	(0.18)	(0.18)
Net asset value, end of period	$16.77	$15.11	$14.59	$13.04
Total return	16.38%	8.93%	13.37%	7.18%
Net assets, end of period (in thousands)	$12,056	$5,548	$3,049	$225
Ratio of expenses to average net assets	2.35%	2.59%	2.64%	3.01%[3]
Ratio of net investment income to average net assets	0.46%	0.73%	0.20%	1.09%[3]
Portfolio turnover rate	22%	27%	16%	15%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$15.12	$14.60	$13.04	$12.34
Income from investment operations:				
Net investment income	0.11[2]	0.11	0.07[2]	0.19
Net realized and unrealized gain on investments.	2.37[2]	1.19	1.69[2]	0.69
Total from investment operations	2.48	1.30	1.76	0.88
Less distributions from:				
Net investment income	(0.31)	(0.23)	(0.13)	(0.18)
Capital gains	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.82)	(0.78)	(0.20)	(0.18)
Net asset value, end of period	$16.78	$15.12	$14.60	$13.04
Total return	16.64%	9.21%	13.58%	7.18%
Net assets, end of period (in thousands)	$29,921	$9,422	$3,968	$307
Ratio of expenses to average net assets	2.12%	2.29%	2.44%	2.86%[3]
Ratio of net investment income to average net assets	0.70%	0.98%	0.44%	1.13%[3]
Portfolio turnover rate	22%	27%	16%	15%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$15.15	$14.63	$13.07	$12.34
Income from investment operations:				
Net investment income	0.25[2]	0.29[2]	0.24[2]	0.21
Net realized and unrealized gain on investments.	2.37[2]	1.14[2]	1.67[2]	0.70
Total from investment operations	2.62	1.43	1.91	0.91
Less distributions from:				
Net investment income	(0.44)	(0.36)	(0.28)	(0.18)
Capital gains	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.95)	(0.91)	(0.35)	(0.18)
Net asset value, end of period	$16.82	$15.15	$14.63	$13.07
Total return	17.61%	10.18%	14.84%	7.47%
Net assets, end of period (in thousands)	$1,665	$662	$397	$185
Ratio of expenses to average net assets	1.24%	1.41%	1.40%	1.79%[3]
Ratio of net investment income to average net assets	1.64%	1.99%	1.72%	2.00%[3]
Portfolio turnover rate	22%	27%	16%	15%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of
Ivy International Core Equity Fund

March 31, 2007

 

Below, John C. Maxwell, CFA, and Thomas A. Mengel, portfolio managers of the Ivy International Core Equity Fund*, discuss positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Maxwell has managed the Fund for one year and has 14 years of industry experience. Mr. Mengel has managed the Fund for four years and has 20 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 17.35 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007, underperforming its benchmark. The Morgan Stanley Capital International EAFE Index (Europe, Australia, Far East – an index that generally reflects the performance of the international securities markets) increased 20.20 percent for the period. The Lipper International Large-Cap Core Funds Universe Average (reflecting the performance of funds with similar objectives) climbed 17.26 percent for the fiscal year.

Parts of Europe worked, Japan did not

The drivers that caused us to lag the index this past year were country selection and adverse foreign exchange rates versus the index. Countries that worked for us this past year were France and Norway, where we were overweight in markets that outperformed and we had strong stock selection. Underperformance was driven by Germany, where we were overweight and had poor stock selection. In Japan we over stayed our welcome. It was a significant driver of the previous year's strong performance but Japan significantly underperformed the benchmark and we remained market weight. Japan's underperformance was driven by a slowing economy and limited participation in the global mergers and acquisitions (M&A) boom.

From a sector standpoint our best performance was derived from industrials, where we were overweight and had positive stock selection in a sector that outperformed. On the downside consumer discretionary stood out, where we were slightly overweight a sector that performed in line with the benchmark and our stock selection was below average.

Slowdown fears affected results

From a calendar standpoint we were too aggressive in the first fiscal quarter (March-June 2006). During this quarter we experienced the bulk of our underperformance for the year. This was when oil prices spiked to $78/barrel and concerns over the global economy surfaced. The fear at the time was that the oil price spike would either lead to inflation or slow the global economy. At the time we were significantly overweight early business cycle stocks that were disproportionately benefiting from the strong global economy and low interest rates. This strategy worked great in the previous couple of years; where our performance nicely outpaced the index, but stalled in the first quarter. In retrospect, we should have changed our focus to more stable growth and late cycle companies a few months earlier.

After four great years of global expansion and strong stock markets, we feel we are in the second half of a global economic cycle. The oil and commodity spikes in the first half of 2006 were the first scare and the credit tightening in the U.S. housing market in March 2007 was the second scare. We continue to believe that the global economic expansion is intact and that a downturn is more than a year out, but we are watching this closely.

Focus on cash flow strength

Through the year we geared down the beta of the fund and increased our emphasis on companies with above average cash generation. From a top down standpoint we reduced our weighting in infrastructure and asset appreciation plays. At the same time we increased exposure to: 1) companies benefiting from the strengthening emerging market's consumer and 2) companies that we feel are likely to benefit from the M&A environment.

Over the course of the year our largest sector overweights were in financials and industrials while our largest underweights were in health care and telecom services. From an industry standpoint, the financial sector overweight was driven by financials leveraged to the M&A boom – either investment banks or likely company targets. Within the industrials sector we were heavily weighted in aerospace and defense, and construction and engineering. Our underweights in health care and telecom services reflected only modest exposure to large cap pharmaceuticals and large integrated telecom stocks.

Changes to Top 10 Equity Holdings
March 31, 2007 compared to March 31, 2006

Company	Country	Sector	Change in weighting
BAE SYSTEMS plc	United Kingdom	Aerospace	New to Top 10
TOTAL S.A.	France	Energy	New to Top 10
Siemens AG	Germany	Industrial	New to Top 10
Nestle S.A.	Switzerland	Food	New to Top 10
Toyota Motor Corporation	Japan	Autos	Increased
Vivendi Universal	France	Media	New to Top 10
Heineken N.V.	Netherlands	Beverages	New to Top 10
Petroleo Brasileiro S.A. – Petrobras, ADR	Brazil	Energy	New to Top 10
Prudential plc	United Kingdom	Financial	New to Top 10
L'oreal	France	Consumer Discretionary	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Our outlook

Overall, we are moving to companies that we believe possess more stable earnings growth, and attempting to gain exposure to the following themes:

- the growing disposable income of the emerging markets consumer,
- the continued strength of the M&A boom,
- strong growth in infrastructure spending globally (this would have been at the top of the list last year),
- the increasing discretionary income of high-end consumers, globally.

Given the above themes, we are increasing our emphasis on consumer staples, luxury goods, financials (benefiting from mergers and acquisitions) and aerospace/defense. While still a solid overweight, we are likely to put less emphasis on construction & engineering. Pharmaceuticals have a greater weighting than last year but remain materially underweight. Large integrated telecom services stocks remain underweight. Finally, we took Japanese banks from over to underweight.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

*Please note that effective Dec. 6, 2006, the Fund's name changed from Ivy International Value Fund to Ivy International Core Equity Fund.

Comparison of Change in Value of $10,000 Investment

——————	Ivy International Core Equity Fund, Class A Shares[1]	$20,013
– – – – –	Morgan Stanley Capital International EAFE Index (with net dividends)	$21,485
- - - - - -	Lipper International Large-Cap Core Funds Universe Average	$19,142



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y	Advisor Class[3]
1-year period ended 3-31-07	10.60%	12.39%	16.48%	17.47%	17.48%
5-year period ended 3-31-07	13.81%	13.67%	13.78%	–	14.98%
10-year period ended 3-31-07	–	–	–	–	–
Since inception of Class[4] through 3-31-07	6.10%	5.67%	5.66%	24.94%	7.86%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Advisor Class shares are no longer available for investment.

(4) 5-13-97 for Class A, Class B and Class C shares, 7-24-03 for Class Y shares and 2-23-98 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL CORE EQUITY FUND

Portfolio Highlights

On March 31, 2007, Ivy International Core Equity Fund had net assets totaling $215,434,627 invested in a diversified portfolio of:

94.65%	Foreign Common Stocks
5.35%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



Japan	$17.45
United Kingdom	$13.28
France	$12.48
Switzerland	$11.02
Germany	$10.88
Other Europe[1]	$ 9.37
Other Pacific Basin[2]	$ 7.94
Cash and Cash Equivalents	$ 5.35
Other[3]	$ 4.86
Netherlands	$ 3.86
Australia	$ 3.51

(1)Includes $1.13 Greece, $1.93 Ireland, $2.02 Italy, $2.31 Norway, $1.05 Spain and $0.93 Sweden.

(2)Includes $2.62 China, $2.93 Hong Kong, $1.30 Singapore and $1.09 South Korea.

(3)Includes $1.56 Brazil, $2.30 Canada and $1.00 Israel.

Sector Weightings



■	Financial Services Stocks	$26.51
■	Consumer Nondurables Stocks	$13.72
■	Capital Goods Stocks	$13.49
■	Utilities Stocks	$ 5.58
■	Technology Stocks	$ 5.53
□	Cash and Cash Equivalents	$ 5.35
■	Miscellaneous Stocks	$ 5.02
■	Business Equipment and Services Stocks	$ 4.72
■	Consumer Durables Stocks	$ 4.01
■	Energy Stocks	$ 3.84
■	Health Care Stocks	$ 3.79
■	Transportation Stocks	$ 3.10
■	Consumer Services Stocks.	$ 2.84
□	Retail Stocks	$ 2.50

The Investments of Ivy International Core Equity Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Australia – 3.51%		
Metcash Limited (A)	680,050	$ 2,712,629
National Australia Bank Limited (A)	73,730	2,410,062
Rio Tinto Limited (A).	38,370	2,446,672
		7,569,363
Brazil – 1.56%		
Petroleo Brasileiro S.A. – Petrobras, ADR	33,760	**3,359,458**
Canada – 2.30%		
Agrium Inc. (A)	56,440	2,168,137
Goldcorp Inc. (A)	115,930	2,782,521
		4,950,658
China – 2.62%		
China Oilfield Services Limited (A)	1,610,000	1,294,017
Industrial and Commercial Bank of China Limited,		
H Shares (A)(B)*	2,700,000	1,513,534
SINA Corporation*	84,750	2,845,057
		5,652,608
France – 12.48%		
ALSTOM (A)*	16,380	2,125,752
BNP Paribas (A)	27,260	2,847,299
L'Oreal (A)	29,520	3,222,952
LVMH Moet Hennessy – Louis Vuitton (A).	19,890	2,206,634
SUEZ (A)	44,060	2,323,687
Technip-Coflexip (A)	31,220	2,290,442
TOTAL S.A. (A)	70,020	4,905,955
VINCI (A)	18,450	2,859,468
Vivendi Universal (A)	101,140	4,109,965
		26,892,154
Germany – 10.88%		
Beiersdorf Aktiengesellschaft (A).	41,840	2,859,422
Commerzbank Aktiengesellschaft (A)	66,490	2,944,393
Deutsche Bank AG (A)	21,480	2,891,202
Deutsche Borse AG (A)	12,200	2,802,485
Deutsche Post AG (A)	79,910	2,416,760
Fresenius AG (A)	38,830	3,086,316
SAP Aktiengesellschaft (A)	43,690	1,949,910
Siemens AG (A)	42,060	4,495,412
		23,445,900
Greece – 1.13%		
Alpha Bank (A)	76,910	**2,434,934**

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Core Equity Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 2.93%		
Agile Property Holdings Limited (A).................	1,458,000	$ 1,436,821
Cheung Kong (Holdings) Limited (A).................	188,000	2,379,625
Esprit Holdings Limited (A)	212,500	2,492,561
		6,309,007
Ireland – 1.93%		
Allied Irish Banks, p.l.c. (A).........................	74,120	2,193,134
Irish Life & Permanent plc (A)	72,120	1,970,176
		4,163,310
Israel – 1.00%		
Cellcom Israel Ltd.*	118,280	2,157,427
Italy – 2.02%		
Banca Intesa S.p.A. (A)	279,310	2,121,158
UniCredito Italiano S.p.A. (A).......................	232,910	2,216,813
		4,337,971
Japan – 17.45%		
Bridgestone Corporation (A)	115,600	2,310,234
Chubu Electric Power Company, Incorporated (A)	64,600	2,220,214
Daiwa Securities Group Inc. (A).....................	252,000	3,043,075
East Japan Railway Company (A)	300	2,337,067
Hoya Corporation (A).............................	69,700	2,312,687
Konica Minolta Holdings, Inc. (A)*	148,500	1,950,764
Kurita Water Industries Ltd. (A)	86,800	2,099,287
Nissin Kogyo Co., Ltd. (A)	99,200	2,432,858
ORIX Corporation (A).............................	8,700	2,266,548
SUMCO Corporation (A)	61,200	2,544,806
Shimachu Co., Ltd. (A)............................	97,500	2,887,602
Suzuki Motor Corporation (A)	78,600	2,041,039
Toda Corporation (A)	587,000	2,809,470
Toyota Motor Corporation (A).......................	67,100	4,299,092
Ushio Inc. (A)	105,200	2,030,974
		37,585,717
Netherlands – 3.86%		
Heineken N.V. (A)................................	78,290	4,095,481
Royal Numico N.V. (A)	44,200	2,279,702
TNT N.V. (A)	42,210	1,935,732
		8,310,915
Norway – 2.31%		
Aker Kvaerner ASA (A)*...........................	97,250	2,191,937
Orkla ASA (A)....................................	39,450	2,781,094
		4,973,031
Singapore – 1.30%		
Singapore Telecommunications Limited (A)	1,298,000	2,806,209

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Core Equity Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
South Korea – 1.09%		
Kookmin Bank (A)	26,250	$ 2,354,911
Spain – 1.05%		
Tecnicas Reunidas, S.A. (A)(C)	45,530	2,265,583
Sweden – 0.93%		
Rezidor Hotel Group AB (A)*	119,600	959,157
Rezidor Hotel Group AB (A)(B)*	130,000	1,042,562
		2,001,719
Switzerland – 11.02%		
Credit Suisse Group, Registered Shares (A).	39,240	2,815,889
Holcim Ltd, Registered Shares (A)	21,770	2,180,314
Nestle S.A., Registered Shares (A)	11,450	4,459,295
Novartis AG, ADR	44,690	2,441,415
Roche Holdings AG, Genussschein (A).	14,990	2,652,224
Swatch Group Ltd (The), Bearer Shares (A)	9,420	2,490,372
Swiss Reinsurance Company, Registered Shares (A) . . .	26,040	2,378,669
UBS AG (A)	37,110	2,204,947
Zurich Financial Services, Registered Shares (A).	7,340	2,118,673
		23,741,798
United Kingdom – 13.28%		
BAE SYSTEMS plc (A)	564,540	5,110,266
Barclays PLC (A)	200,250	2,841,180
British American Tobacco p.l.c. (A)	86,180	2,694,768
Intertek Group plc (A).	144,980	2,586,228
Prudential plc (A)	229,370	3,238,542
Royal Bank of Scotland Group plc (The) (A)	66,840	2,609,571
Smiths Group plc (A)	101,190	2,047,018
Standard Chartered PLC (A)	84,410	2,431,789
Vodafone Group Plc (A)	938,179	2,501,588
WPP Group plc (A).	167,640	2,540,150
		28,601,100
TOTAL COMMON STOCKS – 94.65%		**$203,913,773**
(Cost: $182,202,743)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Aircraft – 0.46%		
United Technologies Corporation,		
5.25%, 4–4–07	$1,000	999,562

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Core Equity Fund

March 31, 2007

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 3.84%		
Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)),		
5.39%, 4–2–07	$8,263	$ 8,261,763
TOTAL SHORT-TERM SECURITIES – 4.30%		$ 9,261,325
(Cost: $9,261,325)		
TOTAL INVESTMENT SECURITIES – 98.95%		$213,175,098
(Cost: $191,464,068)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.05%		2,259,529
NET ASSETS – 100.00%		$215,434,627

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of these securities amounted to $2,556,096 or 1.19% of net assets.

(C)Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to 1.05% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL CORE EQUITY FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $191,464) (Notes 1 and 3)	$213,175
Receivables:	
Investment securities sold	8,110
Fund shares sold	907
Dividends and interest	753
Prepaid and other assets	40
Total assets	222,985

LIABILITIES

Payable for investment securities purchased	6,885
Payable to Fund shareholders	224
Accrued management fee (Note 2)	149
Due to custodian	97
Accrued shareholder servicing (Note 2)	63
Accrued service fee (Note 2)	57
Accrued distribution fee (Note 2)	31
Accrued accounting services fee (Note 2)	6
Accrued administrative fee (Note 2)	2
Other	36
Total liabilities	7,550
Total net assets	$215,435

NET ASSETS

Capital paid in (shares authorized – unlimited)	$182,297
Accumulated undistributed income:	
Accumulated undistributed net investment income	60
Accumulated undistributed net realized gain on investment transactions	11,364
Net unrealized appreciation in value of investments	21,714
Net assets applicable to outstanding units of capital	$215,435

Net asset value per share (net assets divided by shares outstanding):

Class A	$17.63
Class B	$16.31
Class C	$16.30
Class Y	$17.70
Advisor Class	$17.54

Capital shares outstanding:

Class A	9,115
Class B	1,045
Class C	2,079
Class Y	217
Advisor Class	—*

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL CORE EQUITY FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $311)	$ 2,957
Interest and amortization	296
Total income	3,253
Expenses (Note 2):	
Investment management fee	1,255
Shareholder servicing:	
Class A	290
Class B	44
Class C	56
Class Y	3
Advisor Class	—*
Service fee:	
Class A	254
Class B	36
Class C	58
Class Y	4
Distribution fee:	
Class A	17
Class B	108
Class C	173
Accounting services fee	56
Custodian fees	51
Audit fees	35
Administrative fee	15
Legal fees	2
Other	124
Total	2,581
Less expenses in excess of voluntary limit (Note 2)	(—)*
Total expenses	2,581
Net investment income	672

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	21,913
Realized net loss on foreign currency transactions	(41)
Realized net gain on investments	21,872
Unrealized appreciation in value of investments during the period	3,107
Net gain on investments	24,979
Net increase in net assets resulting from operations	$25,651

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL CORE EQUITY FUND

(In Thousands)

	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 672	$ (57)
Realized net gain on investments	21,872	8,135
Unrealized appreciation	3,107	11,320
Net increase in net assets resulting from operations	25,651	19,398
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(435)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(7)	(—)
Advisor Class	(—)*	(—)
Realized gains on investment transactions:		
Class A	(5,291)	(—)
Class B	(666)	(—)
Class C	(1,213)	(—)
Class Y	(77)	(—)
Advisor Class	(—)*	(—)
	(7,689)	(—)
Capital share transactions (Note 5)	99,073	34,858
Total increase	117,035	54,256
NET ASSETS		
Beginning of period	98,400	44,144
End of period	$215,435	$98,400
Undistributed net investment income (loss)	$ 60	$ (9)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 164 - 168.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$15.73	$11.61	$10.14	$ 9.73	$7.65	$9.10
Income (loss) from investment operations:						
Net investment income (loss).	0.10[1]	(0.06)	(0.02)	(0.01)	(0.02)	0.08[1]
Net realized and unrealized gain (loss) on investments.	2.59[1]	4.18	1.49	0.42	2.10	(1.53)[1]
Total from investment operations.	2.69	4.12	1.47	0.41	2.08	(1.45)
Less distributions from:						
Net investment income.	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.79)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.63	$15.73	$11.61	$10.14	$9.73	$7.65
Total return[3]	17.35%	35.49%	14.50%	4.21%	27.19%	–15.93%[2]
Net assets, end of period (in millions)	$161	$67	$17	$10	$9	$8
Ratio of expenses to average net assets including reimbursement	1.56%	1.82%	1.99%	2.16%[4]	2.28%	1.77%
Ratio of net investment income (loss) to average net assets including reimbursement	0.63%	0.14%	0.09%	–0.41%[4]	–0.19%	0.91%
Ratio of expenses to average net assets excluding reimbursement	1.56%[5]	1.82%[5]	1.99%[5]	2.16%[4][5]	2.28%[5]	2.32%
Ratio of net investment income (loss) to average net assets excluding reimbursement.	0.63%[5]	0.14%[5]	0.09%[5]	–0.41%[4][5]	–0.19%[5]	0.36%
Portfolio turnover rate	108%	90%	106%	23%	148%	48%

(1)Based on average weekly shares outstanding.
(2)Includes redemption fees added to capital.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period........	$14.67	$10.91	$ 9.60	$9.24	$7.32	$8.97
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)[1]	(0.12)	(0.08)	(0.03)	(0.08)	0.01[1]
Net realized and unrealized gain (loss) on investments...	2.37[1]	3.88	1.39	0.39	2.00	(1.66)[1]
Total from investment operations...............	2.37	3.76	1.31	0.36	1.92	(1.65)
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$16.31	$14.67	$10.91	$9.60	$9.24	$7.32
Total return	16.39%	34.46%	13.65%	3.90%	26.23%	–18.39%
Net assets, end of period (in millions)..............	$17	$15	$20	$24	$25	$28
Ratio of expenses to average net assets including reimbursement	2.35%	2.62%	2.76%	2.91%[2]	2.95%	2.50%
Ratio of net investment income (loss) to average net assets including reimbursement	–0.03%	–0.41%	–0.58%	–1.20%[2]	–0.82%	0.18%
Ratio of expenses to average net assets excluding reimbursement	2.35%[3]	2.62%[3]	2.76%[3]	2.91%[2][3]	2.95%[3]	3.05%
Ratio of net investment loss to average net assets excluding reimbursement...	–0.03%[3]	–0.41%[3]	–0.58%[3]	–1.20%[2][3]	–0.82%[3]	–0.37%
Portfolio turnover rate	108%	90%	106%	23%	148%	48%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	**2006**	**2005**	**3-31-04**	**2003**	**2002**
Net asset value, beginning of period.	$14.65	$10.90	$ 9.59	$9.23	$7.32	$8.97
Income (loss) from investment operations:						
Net investment income (loss).	(0.01)[1]	(0.02)	(0.07)	(0.03)	(0.08)	0.01[1]
Net realized and unrealized gain (loss) on investments	2.39[1]	3.77	1.38	0.39	1.99	(1.66)[1]
Total from investment operations.	2.38	3.75	1.31	0.36	1.91	(1.65)
Less distributions from:						
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$16.30	$14.65	$10.90	$9.59	$9.23	$7.32
Total return	16.48%	34.40%	13.66%	3.90%	26.09%	−18.39%
Net assets, end of period (in millions).	$34	$15	$7	$8	$8	$9
Ratio of expenses to average net assets including reimbursement	2.29%	2.58%	2.79%	3.01%[2]	3.01%	2.50%
Ratio of net investment income (loss) to average net assets including reimbursement	−0.08%	−0.50%	−0.63%	−1.30%[2]	−0.82%	0.18%
Ratio of expenses to average net assets excluding reimbursement	2.29%[3]	2.58%[3]	2.79%[3]	3.01%[2][3]	3.01%[3]	3.05%
Ratio of net investment loss to average net assets excluding reimbursement.	−0.08%[3]	−0.50%[3]	−0.63%[3]	−1.30%[2][3]	−0.82%[3]	−0.37%
Portfolio turnover rate	108%	90%	106%	23%	148%	48%

(1)Based on average weekly shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 7-24-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$15.79	$11.64	$10.15	$ 9.74	$8.16
Income (loss) from investment operations:					
Net investment income (loss)	0.12[2]	(0.06)	(0.01)	(0.01)	(0.01)
Net realized and unrealized gain on investments.	2.59[2]	4.21	1.50	0.42	1.59
Total from investment operations	2.71	4.15	1.49	0.41	1.58
Less distributions from:					
Net investment income	(0.07)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.80)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.70	$15.79	$11.64	$10.15	$9.74
Total return	17.47%	35.65%	14.68%	4.21%	19.36%
Net assets, end of period (in thousands)	$3,848	$1,025	$294	$145	$125
Ratio of expenses to average net assets	1.45%	1.72%	1.82%	2.08%[3]	1.47%[3]
Ratio of net investment income (loss) to average net assets	0.76%	0.13%	0.29%	–0.31%[3]	–0.38%[3]
Portfolio turnover rate	108%	90%	106%	23%	148%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period..........	$15.65	$11.52	$10.04	$ 9.63	$7.54	$9.14
Income (loss) from investment operations:						
Net investment income (loss)...........	0.14	0.14[2]	0.03[2]	(0.00)	0.67	0.10[2]
Net realized and unrealized gain (loss) on investments.....	2.56	3.99[2]	1.45[2]	0.41	1.42	(1.70)[2]
Total from investment operations.................	2.70	4.13	1.48	0.41	2.09	(1.60)
Less distributions from:						
Net investment income.......	(0.08)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..............	(0.81)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.54	$15.65	$11.52	$10.04	$9.63	$7.54
Total return...................	17.48%	35.85%	14.74%	4.26%	27.72%	−17.51%
Net assets, end of period (in thousands)	$1	$1	$31	$41	$39	$124
Ratio of expenses to average net assets including reimbursement.............	1.47%	1.84%	1.91%	1.62%[3]	2.59%	1.50%
Ratio of net investment income to average net assets including reimbursement.....	0.85%	1.15%	0.29%	0.11%[3]	1.43%	1.18%
Ratio of expenses to average net assets excluding reimbursement.............	2.48%	1.84%[4]	1.91%[4]	1.62%[3][4]	2.59%[4]	2.05%
Ratio of net investment income (loss) to average net assets excluding reimbursement.....	−0.16%	1.15%[4]	0.29%[4]	0.11%[3][4]	1.43%[4]	0.63%
Portfolio turnover rate	108%	90%	106%	23%	148%	48%

(1)See Note 5 to financial statements.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy International Growth Fund

March 31, 2007



Below, Thomas A. Mengel, portfolio manager of the Ivy International Growth Fund*, discusses positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund for four years and has 20 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 16.51 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007, underperforming its benchmark for the fiscal period. The Morgan Stanley Capital International EAFE Index (Europe, Australia, Far East – an index that generally reflects the performance of the international securities markets) increased 20.20 percent for the period.

In May 2007, we changed the Fund's benchmark to the Morgan Stanley Capital International EAFE Growth Index. We feel this index is more representative of the international growth stock universe in which the Fund typically invests. For the 12 months ended March 31, 2007, the MSCI EAFE Growth Index rose 17.77 percent. For comparison purposes, both indexes will be shown in this year's and next year's reports.

During the fiscal year, Lipper, Inc. recategorized the Fund into a new peer group – the Lipper International Large-Cap Growth Funds Universe Average (reflecting the performance of funds with similar objectives). This group of funds rose 15.61 percent for the 12 months ended March 31, 2007. The Fund's old peer group – the Lipper International Large-Cap Core Funds Universe Average – rose 17.26 percent for the fiscal year.

Stock selection hampers performance

The Fund's performance was impaired primarily by stock selection. We were negatively affected by our positioning in financials, materials and information technology. Our country performance was hurt by some of our selections in smaller markets, as well as our exposure to Japanese consumer stocks.

Early in the fiscal year we made a classical defensive shift in investment policy in response to deteriorating investor confidence. Cash reserves were modestly increased and the Fund's risk profile (as measured by beta) was lowered. We reduced exposure to what we believed were the most vulnerable countries and sectors, particularly luxury goods, consumer financials, exporters and companies heavily exposed to the U. S. consumer. We chose sectors with stability or more defensive characteristics, such as health care, telecommunication services and utilities. In countries with impressive domestic growth we increased positions in domestic demand beneficiaries as a hedge against possibly slower external demand.

We trimmed the Fund's Japanese holdings in mid–2006 as domestic economic activity softened ahead of a September government leadership change. Our exposure was further reduced in the first quarter of 2007 due to gradually rising local interest rates, weak wage growth and potential risk from slower U.S. demand.

First half: Tighter money, higher energy prices

Higher energy prices in the first half of calendar year 2006 were accompanied by much higher bond yields. Equity markets experienced a significant correction beginning in May 2006 as investors raised inflation concerns. Global monetary accommodation was reduced, as most major central banks increased interest rates. Investors began to worry that some monetary authorities might shift to an actual "tight" monetary policy, particularly the U.S. Federal Reserve. At the same time there was a growing concern about the U.S. housing downturn and how a potentially weaker U.S.

consumer might impact foreign markets. Although business trends were solid in most of the world, investors began to expect a much slower pace of global growth for the second half of 2006. However, this negative sentiment was short-lived.

Second half: Lower energy prices, growth revival

Energy prices began to retreat after mid-summer, with oil falling nearly $20 a barrel. Economic growth then surprised investors on the upside, particularly in the U.S., Continental Europe and China. The pace of global trade slowed in the second half of calendar year 2006 but was still quite impressive on a historical basis. Business demand and loan growth remained strong in most regions while wage inflation varied from soft to moderate. Corporate profit growth remained generally healthy. Merger and acquisition activity reached a seven-year high late in 2006 and was particularly strong across Europe.

The strong global equity market trend from mid–2006 continued well into the first quarter of 2007. However, in late February renewed concerns over the U.S. consumer again triggered an equity and commodity market correction. Investors became concerned that a sudden rise in U.S. subprime mortgage delinquencies might extend to other financial institutions and could negatively impact U.S. consumer trends.

Changes to Top 10 Equity Holdings
March 31, 2007 compared to March 31, 2006

Company	Country	Sector	Change in weighting
VINCI	France	Construction	Increased
Anglo Irish Bank Corporation plc	Ireland	Financial	Increased
Toyota Motor Corporation	Japan	Autos	Increased
Nestle S.A.	Switzerland	Food	Increased
Roche Holdings AG	Switzerland	Health care	New to Top 10
Mitsubishi Estate Co., Ltd.	Japan	Financial	New to Top 10
Siemens AG	Germany	Industrial	Decreased
Reckitt Benckiser plc	United Kingdom	Health care	New to Top 10
Banca Intesa S.p.A.	Italy	Financial	New to Top 10
Research In Motion Limited	United States	Information Technology	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Improved prospects overseas

Although housing indicators in the U.S. have weakened materially from their cycle highs, opinions remain mixed as to the vulnerability of the U.S. economy and the extent of any possible foreign impact. Economic momentum has clearly slowed in the U.S. in early 2007 while GDP trends remain steady to higher in most countries, highlighted by continued impressive economic growth in emerging Asia. Loan growth remains strong in most regions while wage and consumer inflation trends now range from mild to slightly elevated. Corporate profit growth remains generally healthy, particularly in Europe, but with some increased concern for a slowing trend this year.

Our outlook

We have remained aware of the risk of a global economic slowdown due to uncertainties centered around U.S. housing-related and mortgage finance industries. Because of this risk of a coordinated global slowdown, sector volatility has been more of an issue than country volatility. Therefore, our sector selections are now more defined. Financials and information technology remain our major sector choices, along with a preference for consumer staples rather than discretionary consumer stocks.

We believe that financial markets may tend to have periods of higher volatility in coming months as investors' expectations remain somewhat unsettled. We feel that market sentiment may occasionally shift toward risk aversion if U.S. financial and consumer trends become a larger global concern. We feel merger activity is likely to remain strong in 2007, especially in Continental Europe where most companies have abundant cash and low debt. Longer term, infrastructure development and emerging consumer needs remain strong global investment themes. We believe that stable growth companies should continue to outperform, particularly healthy market leaders and those with positive pricing power.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

*Please note that effective Dec. 6, 2006, the Fund's name changed from Ivy International Fund to Ivy International Growth Fund.

Comparison of Change in Value of $10,000 Investment

—————— Ivy International Growth Fund, Class A Shares[1]	$ 13,489
— — — Morgan Stanley Capital International EAFE Growth Index	$ 16,860
– – – – Morgan Stanley Capital International EAFE Index	$ 21,485
- - - - - - Lipper International Large-Cap Growth Funds Universe Average .	$ 17,088



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return [2]

	Class A	Class B	Class C	Class Y	Advisor Class [3]	Class II [3]
1-year period ended 3-31-07	9.81%	11.23%	15.23%	16.50%	12.81%	16.83%
5-year period ended 3-31-07	9.60%	9.48%	9.73%	—	—	11.07%
10-year period ended 3–31-07	3.69%	3.25%	3.30%	—	—	4.58%
Since inception of Class[4] through 3-31-07	—	—	—	20.21%	10.13%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Advisor Class shares and Class II shares are no longer available for investment.

(4) 7-24-03 for Class Y shares and 7-3-02 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL GROWTH FUND

Portfolio Highlights

On March 31, 2007, Ivy International Growth Fund had net assets totaling $238,232,853 invested in a diversified portfolio of:

94.73%	Foreign Common Stocks
2.71%	Domestic Common Stocks
2.56%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



	Japan	$16.78
	United Kingdom	$13.61
	Switzerland	$12.10
	Germany	$11.73
	France	$ 8.40
	Other Pacific Basin[1]	$ 5.92
	Other Europe[2]	$ 5.72
	Greece	$ 5.54
	Italy	$ 5.48
	Other[3]	$ 4.64
	Ireland	$ 4.39
	Hong Kong	$ 3.13
	Cash and Cash Equivalents	$ 2.56

[1]Includes $1.61 Australia, $2.13 China and $2.18 South Korea.

[2]Includes $0.73 Austria, $1.34 Netherlands, $0.90 Norway, $1.58 Russia and $1.17 Sweden.

[3]Includes $0.60 Brazil, $1.33 Canada and $2.71 United States.

Sector Weightings



	Financial Services Stocks	$28.58
	Capital Goods Stocks	$11.69
	Consumer Nondurables Stocks	$11.67
	Business Equipment and Services Stocks	$ 7.65
	Health Care Stocks	$ 7.45
	Technology Stocks	$ 5.87
	Consumer Durables Stocks	$ 5.20
	Energy Stocks	$ 4.58
	Raw Materials Stocks	$ 4.35
	Shelter Stocks	$ 4.14
	Miscellaneous Stocks	$ 3.20
	Retail Stocks	$ 3.06
	Cash and Cash Equivalents	$ 2.56

The Investments of Ivy International Growth Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Australia – 1.61%		
Novogen LTD (A)*	474,580	$ 940,758
QBE Insurance Group Limited (A)	113,000	2,883,651
		3,824,409
Austria – 0.73%		
Erste Bank der oesterreichischen Sparkassen AG (A) . . .	22,450	**1,748,400**
Brazil – 0.60%		
Petroleo Brasileiro S.A. – Petrobras, ADR	14,300	**1,422,993**
Canada – 1.33%		
Goldcorp Inc. (A)	43,000	1,032,075
Shoppers Drug Mart Corporation (A)(B)	48,450	2,146,572
		3,178,647
China – 2.13%		
China Mobile Limited (A)	170,000	1,545,850
Industrial and Commercial Bank of China Limited,		
H Shares (A)(B)*	2,100,000	1,177,193
SINA Corporation*	70,000	2,349,900
		5,072,943
France – 8.40%		
AXA S.A. (A)	57,000	2,416,784
LVMH Moet Hennessy – Louis Vuitton (A)	17,000	1,886,012
Pernod Ricard (A)	11,520	2,336,348
SR.Teleperformance (A)(B)	46,666	2,039,093
TOTAL S.A. (A)	51,000	3,573,318
VINCI (A)	50,000	7,749,235
		20,000,790
Germany – 11.73%		
Allianz Aktiengesellschaft, Registered Shares (A)	14,800	3,044,657
Bayer Aktiengesellschaft (A)	30,000	1,915,201
Deutsche Borse AG (A)	15,600	3,583,505
elexis AG (A)	48,000	1,486,956
Fresenius AG (A)	29,550	2,348,716
HOCHTIEF Aktiengesellschaft (A).	25,000	2,538,105
Merck Kommanditgesellschaft auf Aktien (A)	11,400	1,470,020
ProSieben- Sat.1 Meida Aktiengesellschaft (A).	50,000	1,771,998
SAP Aktiengesellschaft (A)	74,700	3,333,904
Siemens AG (A)	42,750	4,569,160
Vossloh AG (A).	19,700	1,884,236
		27,946,458

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Growth Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Greece – 5.54%		
Bank of Cyprus Limited (A)	250,000	$ 3,793,799
Greek Postal Savings Bank S.A. (A)*.	150,000	3,795,135
Hellenic Exchanges Holding S.A. (A).	150,000	3,442,472
Piraeus Bank S.A. (A).	62,500	2,170,748
		13,202,154
Hong Kong – 3.13%		
Agile Property Holdings Limited (A).	2,600,000	2,562,232
Cheung Kong (Holdings) Limited (A)	200,000	2,531,516
Esprit Holdings Limited (A)	201,000	2,357,669
		7,451,417
Ireland – 4.39%		
Anglo Irish Bank Corporation plc (Great Britain) (A)	360,000	7,694,466
CRH public limited company (A)	64,700	2,764,004
		10,458,470
Italy – 5.48%		
Banca Intesa S.p.A. (A)	594,000	4,511,001
Banca Italease S.p.A. (A).	30,900	1,979,261
Saipem S.p.A. (A).	78,300	2,280,207
UniCredito Italiano S.p.A. (A)	450,001	4,283,062
		13,053,531
Japan – 16.78%		
Astellas Pharma Inc. (A)	58,000	2,500,339
Bank of Fukuoka, Ltd. (The) (A)(C)	140,000	1,129,837
Bank of Yokohama, Ltd. (The) (A)	150,000	1,118,890
Canon Inc. (A)	79,200	4,254,379
Central Japan Railway Company (A).	110	1,250,849
CREDIT SAISON CO., LTD. (A).	35,000	1,152,410
DENSO CORPORATION (A).	28,000	1,040,733
Daiwa Securities Group Inc. (A).	145,000	1,750,976
FANUC LTD (A)	14,000	1,303,293
Hoya Corporation (A)	86,000	2,853,530
Japan Tobacco Inc. (A).	550	2,702,393
Kirin Brewery Company, Limited (A)	140,000	2,022,064
Mitsubishi Estate Co., Ltd. (A)	145,000	4,761,965
Nintendo Co., Ltd. (A).	6,000	1,743,890
SUMCO Corporation (A)	65,000	2,702,817
Shin-Etsu Chemical Co., Ltd. (A)	42,000	2,562,627
Toyota Motor Corporation (A).	80,000	5,125,594
		39,976,586

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Growth Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Netherlands – 1.34%		
ABN AMRO Holding N.V. (A)	40,000	$ 1,721,637
Royal Numico N.V. (A)	28,600	1,475,101
		3,196,738
Norway – 0.90%		
Statoil ASA (A)	79,000	2,151,013
Russia – 1.58%		
OAO LUKOIL, ADR	43,500	3,762,750
South Korea – 2.18%		
Kookmin Bank (A)	30,000	2,691,327
Samsung Electronics Co., Ltd. (A)	4,200	2,513,393
		5,204,720
Sweden – 1.17%		
H & M Hennes & Mauritz AB (A)	48,500	2,792,146
Switzerland – 12.10%		
Compagnie Financiere Richemont SA (A).	42,550	2,379,354
Credit Suisse Group, Registered Shares (A).	56,800	4,076,007
Holcim Ltd, Registered Shares (A)	32,700	3,274,978
Nestle S.A., Registered Shares (A)	13,000	5,062,955
Nobel Biocare Holding AG (A)	4,500	1,640,538
Novartis AG, Registered Shares (A)(C).	70,000	3,824,100
Roche Holdings AG, Genussschein (A).	28,500	5,042,587
SGS SA (A)	2,000	2,388,183
Swatch Group Ltd (The), Bearer Shares (A)	4,300	1,136,794
		28,825,496
United Kingdom – 13.61%		
BAE SYSTEMS plc (A)	285,000	2,579,845
BHP Billiton Plc (A)	129,200	2,880,603
British American Tobacco p.l.c. (A)	141,000	4,408,938
Diageo plc (A).	85,000	1,722,012
IG Group Holdings plc (A)(B).	272,000	1,591,042
Intertek Group plc (A).	187,000	3,335,803
Michael Page International plc (A)	130,000	1,369,916
Prudential plc (A)	85,500	1,207,199
Reckitt Benckiser plc (A)	87,500	4,556,054
Royal Bank of Scotland Group plc (The) (A)	100,000	3,904,205
Safestore Holdings Limited (A)(B)*	205,000	1,012,555
Standard Chartered PLC (A)	42,500	1,224,393
WPP Group plc (A).	173,000	2,621,367
		32,413,932

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Growth Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
United States – 2.71%		
Research In Motion Limited*	32,850	$ 4,483,861
streetTRACKS Gold Trust*	30,000	1,972,800
		6,456,661
TOTAL COMMON STOCKS – 97.44%		**$232,140,254**
(Cost: $174,096,607)		

SHORT-TERM SECURITIES – 1.22%	Principal Amount in Thousands	
Security and Commodity Brokers		
Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)),		
5.39%, 4–2–07	$2,891	$ 2,890,567
(Cost: $2,890,567)		
TOTAL INVESTMENT SECURITIES – 98.66%		**$235,030,821**
(Cost: $176,987,174)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.34%		3,202,032
NET ASSETS – 100.00%		**$238,232,853**

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Growth Fund

March 31, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of these securities amounted to $7,966,455, or 3.34% of net assets at March 31, 2007.

(C) Securities valued in good faith by the Valuation Committee appointed by the Board of Tustees.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL GROWTH FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $176,987) (Notes 1 and 3)	$ 235,031
Receivables:	
Investment securities sold.	4,565
Dividends and interest.	1,018
Fund shares sold.	189
Prepaid and other assets	43
Total assets	240,846

LIABILITIES

Payable for investment securities purchased	1,444
Payable to Fund shareholders	592
Accrued management fee (Note 2)	169
Due to custodian.	98
Accrued service fee (Note 2)	81
Accrued shareholder servicing (Note 2).	76
Accrued distribution fee (Note 2)	43
Accrued accounting services fee (Note 2)	6
Accrued administrative fee (Note 2)	2
Other.	102
Total liabilities.	2,613
Total net assets.	$ 238,233

NET ASSETS

Capital paid in (shares authorized – unlimited)	$ 451,365
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	251
Accumulated undistributed net realized loss	
on investment transactions	(271,471)
Net unrealized appreciation in value of investments.	58,088
Net assets applicable to outstanding units of capital.	$ 238,233

Net asset value per share (net assets divided by shares outstanding):

Class A	$34.60
Class B	$31.79
Class C	$31.71
Class Y	$34.59
Advisor Class	$32.66
Class II	$34.98

Capital shares outstanding:

Class A	4,770
Class B	360
Class C	1,780
Class Y	143
Advisor Class	—*
Class II	9

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL GROWTH FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $403)	$ 4,249
Interest and amortization	324
Total income	4,573

Expenses (Note 2):

Investment management fee	1,934

Shareholder servicing:

Class A	336
Class B	58
Class C	270
Class Y	9
Advisor Class	—*
Class II	—*

Distribution fee:

Class A	12
Class B	89
Class C	413

Service fee:

Class A	298
Class B	30
Class C	138
Class Y	11
Custodian fees	129
Accounting services fee	71
Audit fees	51
Administrative fee	23
Other	166
Total expenses	4,038
Net investment income	535

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	34,557
Realized net gain on foreign currency transactions	27
Realized net gain on investments	34,584
Unrealized depreciation in value of investments during the period	(1,366)
Net gain on investments	33,218
Net increase in net assets resulting from operations	$33,753

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 535	$ 212
Realized net gain on investments	34,584	21,213
Unrealized appreciation (depreciation)	(1,366)	19,510
Net increase in net assets resulting from operations.	33,753	40,935
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(236)	(831)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(8)	(3)
Advisor Class	(—)	(—)
Class II	(1)	(2)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Advisor Class	(—)	(—)
Class II	(—)	(—)
	(245)	(836)
Capital share transactions (Note 5)	(26,372)	41,908
Total increase	7,136	82,007
NET ASSETS		
Beginning of period.	231,097	149,090
End of period.	$238,233	$231,097
Undistributed net investment income (loss)	$ 251	$ (66)

(1)See "Financial Highlights" on pages 183 - 188.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$29.74	$22.86	$21.34	$20.64	$16.35	$20.69
Income (loss) from investment operations:						
Net investment income (loss)	0.19	0.08	(0.02)	(0.01)	(0.02)	0.06[1]
Net realized and unrealized gain (loss) on investments	4.72	6.97	1.54	0.71	4.31	(4.40)[1]
Total from investment operations.	4.91	7.05	1.52	0.70	4.29	(4.34)
Less distributions from:						
Net investment income.	(0.05)	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.05)	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$34.60	$29.74	$22.86	$21.34	$20.64	$16.35
Total return[2]	16.51%	30.92%	7.12%	3.39%	26.24%	−20.96%
Net assets, end of period (in millions).	$165	$156	$122	$125	$124	$127
Ratio of expenses to average net assets	1.46%	1.59%	1.61%	1.69%[3]	1.81%	1.89%
Ratio of net investment income (loss) to average net assets	0.55%	0.25%	−0.15%	−0.26%[3]	−0.07%	0.32%
Portfolio turnover rate	97%	75%	76%	27%	136%	34%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$27.58	$21.30	$20.12	$19.52	$15.62	$20.03
Income (loss) from investment operations:						
Net investment loss	(0.15)[1]	(0.17)[1]	(0.22)[1]	(0.07)	(0.23)	(0.12)[1]
Net realized and unrealized gain (loss) on investments	4.36[1]	6.45[1]	1.40[1]	0.67	4.13	(4.29)[1]
Total from investment operations.	4.21	6.28	1.18	0.60	3.90	(4.41)
Less distributions from:						
Net investment income.	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$31.79	$27.58	$21.30	$20.12	$19.52	$15.62
Total return	15.23%	29.48%	5.87%	3.08%	24.97%	−22.00%
Net assets, end of period (in millions).	$11	$13	$17	$49	$55	$68
Ratio of expenses to average net assets	2.55%	2.74%	2.75%	2.75%[2]	2.84%	2.85%
Ratio of net investment loss to average net assets.	−0.53%	−0.72%	−1.09%	−1.35%[2]	−1.06%	−0.64%
Portfolio turnover rate	97%	75%	76%	27%	136%	34%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	**2006**	**2005**	**3-31-04**	**2003**	**2002**
Net asset value, beginning of period..........	$27.52	$21.20	$20.00	$19.39	$15.52	$19.90
Income (loss) from investment operations:						
Net investment loss	(0.15)[1]	(0.09)[1]	(0.32)	(0.07)	(0.20)	(0.11)[1]
Net realized and unrealized gain (loss) on investments.....	4.34[1]	6.41[1]	1.52	0.68	4.07	(4.27)[1]
Total from investment operations.................	4.19	6.32	1.20	0.61	3.87	(4.38)
Less distributions from:						
Net investment income.......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..............	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$31.71	$27.52	$21.20	$20.00	$19.39	$15.52
Total return...................	15.23%	29.81%	6.00%	3.15%	24.94%	−22.00%
Net assets, end of period (in millions)................	$57	$56	$9	$11	$12	$14
Ratio of expenses to average net assets	2.54%	2.43%	2.64%	2.67%[2]	2.80%	2.83%
Ratio of net investment loss to average net assets.....	−0.53%	−0.39%	−1.14%	−1.25%[2]	−0.94%	−0.62%
Portfolio turnover rate	97%	75%	76%	27%	136%	34%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 7-24-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$29.74	$22.86	$21.35	$20.65	$17.69
Income (loss) from investment operations:					
Net investment income (loss)	0.28	0.18[2]	(0.09)	(0.02)	0.02
Net realized and unrealized gain on investments.	4.63	6.87[2]	1.60	0.72	2.94
Total from investment operations	4.91	7.05	1.51	0.70	2.96
Less distributions from:					
Net investment income	(0.06)	(0.17)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.06)	(0.17)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$34.59	$29.74	$22.86	$21.35	$20.65
Total return	16.50%	30.95%	7.07%	3.39%	16.73%
Net assets, end of period (in thousands)	$4,960	$6,144	$229	$140	$135
Ratio of expenses to average net assets	1.46%	1.58%	1.66%	1.76%[3]	0.59%[3]
Ratio of net investment income (loss) to average net assets	0.65%	0.81%	–0.33%	–0.32%[3]	0.24%[3]
Portfolio turnover rate.	97%	75%	76%	27%	136%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002[2]
Net asset value, beginning of period..........	$28.96	$22.84	$21.66	$21.00	$16.85	$20.67
Income (loss) from investment operations:						
Net investment loss	(0.79)	(0.75)	(0.38)	(0.08)	(1.00)	(0.24)
Net realized and unrealized gain (loss) on investments.....	4.49	6.87	1.56	0.74	5.15	(3.58)
Total from investment operations.................	3.70	6.12	1.18	0.66	4.15	(3.82)
Less distributions from:						
Net investment income.......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..............	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$32.66	$28.96	$22.84	$21.66	$21.00	$16.85
Total return	12.81%	26.80%	5.45%	3.14%	25.00%	−18.71%
Net assets, end of period (in thousands)	$1	$1	$1	$1	$1	$2
Ratio of expenses to average net assets	4.66%	4.71%	3.11%	2.35%[3]	2.72%	3.46%
Ratio of net investment loss to average net assets.....	−2.68%	−3.03%	−1.75%	−1.58%[3]	−0.98%	−1.24%
Portfolio turnover rate	97%	75%	76%	27%	136%	34%

(1) See Note 5 to financial statements.
(2) Advisor Class Shares were outstanding for the period from 1–1–02 through 6–11–02 and from 7–3–02 through 12–31–02.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class II Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period..........	$30.07	$23.13	$21.58	$20.86	$16.48	$20.85
Income (loss) from investment operations:						
Net investment income (loss)	0.39	0.15[2]	0.29	(0.00)	(0.08)	0.14[2]
Net realized and unrealized gain (loss) on investments..........	4.66	7.02[2]	1.26	0.72	4.46	(4.51)[2]
Total from investment operations.................	5.05	7.17	1.55	0.72	4.38	(4.37)
Less distributions from:						
Net investment income.......	(0.14)	(0.23)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions..............	(0.14)	(0.23)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$34.98	$30.07	$23.13	$21.58	$20.86	$16.48
Total return	16.83%	31.12%	7.18%	3.45%	26.58%	−20.95%
Net assets, end of period (in thousands)	$303	$299	$345	$669	$684	$1,304
Ratio of expenses to average net assets	1.20%	1.39%	1.47%	1.38%[3]	1.66%	1.51%
Ratio of net investment income to average net assets	0.81%	0.51%	0.20%	0.04%[3]	0.06%	0.70%
Portfolio turnover rate	97%	75%	76%	27%	136%	34%

(1)See Note 5 to financial statements.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Managers' Discussion of Ivy Mortgage Securities Fund

March 31, 2007




Ivy Mortgage Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Christopher R. Sebald, CFA, and David W. Land, CFA, the Fund's portfolio managers, discuss the Fund's positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Sebald has 18 years of industry experience and has managed the Fund for four years. Mr.

Land has 16 years of industry experience and has managed the Fund for three years.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund increased 6.52 percent (Class A shares at net asset value), less than its benchmark index and slightly more than the average of its peer group (based on net asset value returns) for the 12 months ended March 31, 2007. In comparison, the Lehman Brothers Mortgage-Backed Securities Index (reflecting the performance of securities that generally represent the mortgage-backed securities market) increased 6.92 percent, while the Lipper U.S. Mortgage Funds Universe Average (reflecting the performance of the universe of funds with similar investment objectives) increased 6.00 percent.

Subprime mortgage market affected results

This past fiscal year we took a more positive view on housing and the economy than others and continued to invest in what we felt were high-quality securities that provided bargains. While this worked for most of the fiscal period, it did not work in the final fiscal quarter, and this contributed negatively to our results. We are typically overweight in asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS), and that strategy worked to our benefit for the first three quarters of the fiscal year.

However, concerns about the subprime lending market leaked into the CMBS and ABS sectors in the last few weeks of the final quarter of the fiscal year, widening spreads, increasing risk premiums and detracting from our performance. We remained in the higher quality portion of these sectors, so the concerns in the subprime market did not hurt the Fund's portfolio as much as others in our peer group.

High interest rates, sagging housing prices

Interest rates increased a bit, but short-term rates rose more, inverting the yield curve. The somewhat minor changes gave us fewer opportunities to enhance performance through duration positioning. Notably, the housing market slowed substantially in 2006, causing many market participants to position themselves for an economic slowdown late in the year and into 2007. We continued to invest in the ABS and CMBS sectors; this is a core strategy of ours. We believe this diversification will enhance the return of the portfolio throughout market cycles.

Our outlook

We expect that the Federal Reserve will remain on hold for the next couple of meetings, even though the housing weakness continues to cause concern that it will significantly drag down the economy. We still do not see the subprime problems and

potentially broader impact on housing values and consumer confidence as cause for a U.S. recession. We have a positive outlook on higher-rated ABS and CMBS, which we feel have plenty of protection in terms of excess collateral. However, we will be watching closely as this cycle plays out.

In our view, the bond market is likely to remain choppy over the next few quarters. The credit markets are starting to pull back. Whenever this happens, the weakest borrowers are often the first to be uncovered and then caution enters back into the psychology of the markets. Lending caution will be a welcome return that we hope will lead to higher risk premiums for structured finance securities. We believe we are well positioned for such an environment and are alert to the potential hazards that can develop along the way. As always, we will attempt to add value in the portfolio through relative value security selection and this will not change in the future environment we envision. However, as values change among securities and sectors, we will attempt to be sharp to reassess and re-price risk in the markets and take advantage of the opportunities that arise.

Portfolio Characteristics	
As of 3-31-07	
Average maturity	5.65 years
Effective duration	3.71 years
Weighted average bond rating	AAA

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. The risks incurred by mortgage securities include, but are not limited to, reinvestment of pre-paid loans at lower rates of return. In addition, the net asset value of mortgage securities may fluctuate in response to changes in interest rates and are not guaranteed. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment



——————	Ivy Mortgage Securities Fund, Class A Shares[1]	$16,508
— — — —	Lehman Brothers Mortgage-Backed Securities Index	$17,263
- - - - - -	Lipper U.S. Mortgage Funds Universe Average	$16,253

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	0.40%	1.45%	5.69%	6.66%
5-year period ended 3-31-07	3.79%	—	—	—
10-year period ended 3-31-07	5.88%	—	—	—
Since inception of Class[3] through 3-31-07	—	2.11%	3.13%	4.05%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Mortgage Securities Fund merged into the Ivy Mortgage Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Mortgage Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Mortgage Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Mortgage Securities Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY MORTGAGE SECURITIES FUND

Portfolio Highlights

On March 31, 2007, Ivy Mortgage Securities Fund had net assets totaling $321,503,458 invested in a diversified portfolio of:

56.38%	Corporate Bonds
41.62%	United States Government Agency Obligations
2.00%	Cash and Cash Equivalents

On March 31, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



	AAA	66.23%
	AA	11.91%
	A	5.87%
	BBB	8.60%
	BB	4.67%
	Non-Rated	0.72%
	Cash and Cash Equivalents	2.00%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Finance Companies		
ABFS Mortgage Loan Trust:		
2001–2,		
6.99%, 12–25–31**	$1,309	$ 1,335,402
2002–4,		
7.423%, 12–15–33**	1,485	1,488,323
Aames Mortgage Trust 2001–4,		
6.65%, 1–25–32**	634	637,241
Asset Securitization Corporation:		
1.41211%, 10–13–26 (Interest Only) (A)**.........	4,255	197,685
2.39226%, 8–13–29 (Interest Only)**.............	7,236	394,505
6.88605%, 2–14–43**	1,430	1,556,648
Associates Manufactured Housing Contract		
Pass-Through Certificates,		
7.9%, 3–15–27	1,712	1,749,668
Auburn Funding, LLC,		
6.92%, 1–25–12 (B)**........................	1,920	1,854,000
Banc of America Alternative Loan Trust:		
2004–11,		
6.0%, 12–25–34	1,220	1,213,772
2005–6,		
6.0%, 7–25–35	926	923,260
2005–8:		
5.57424%, 9–25–35**	2,072	2,020,163
5.57424%, 9–25–35**	411	395,968
2005–10,		
5.66861%, 11–25–35**	1,168	1,054,244
2005–12,		
5.80715%, 1–25–36**	1,651	1,602,353
2006–4:		
6.22497%, 5–25–36**	903	840,847
6.22497%, 5–25–36**	646	644,066
2006–6,		
6.0%, 6–25–46	3,070	3,098,962
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through Certificates:		
Series 2002–2,		
6.2%, 7–11–43 (A)	1,200	1,237,255
Series 2003–1,		
4.9%, 9–11–36 (A)	1,000	971,422
Series 2004–6,		
5.104%, 12–10–42 (A)**......................	800	780,830

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Banc of America Commercial Mortgage Trust 2007–1,		
5.451%, 1–15–49	$1,000	$ 1,003,177
Banc of America Funding 2004–2 Trust,		
6.5%, 7–20–32	1,228	1,250,335
Banc of America Funding Corporation,		
5.01027%, 9–20–34**	1,374	1,337,976
Banc of America Mortgage 2005-J Trust,		
5.09274%, 11–25–35**	2,372	2,351,645
Banc of America Mortgage 2007–1 Trust,		
6.0%, 3–25–37	3,640	3,628,409
Banc of America Mortgage Alternative Loan Trust 2003–5,		
5.5%, 7–25–33 (B)	1,288	1,174,888
Banc of America Mortgage Trust:		
2003–9,		
5.5%, 12–25–33	823	737,848
2004–2:		
5.0%, 3–25–19	309	301,716
5.0%, 3–25–19	241	231,692
2004–3:		
4.875%, 4–25–19	417	404,749
4.875%, 4–25–19	223	213,756
2004–7,		
5.75%, 8–25–34	1,177	1,166,908
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (A)	1,750	1,802,559
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)	23	233
2.57%, 3–25–11 (B)	10	100
7.54%, 5–31–17 (B)	—*	1
Bank of America, N.A.-First Union National Bank Commercial Mortgage Trust,		
6.25%, 4–11–37 (A)	1,750	1,802,809
BankAmerica Manufactured Housing Contract Trust:		
7.8%, 10–10–26	2,000	2,040,853
7.015%, 1–10–28	1,256	1,270,260

See Notes to Schedule of Investments on page 206.

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Bear Stearns Commercial Mortgage Securities Inc.:		
Series 2001-TOP2 Trust Fund:		
7.25921%, 2–15–35 (A)**.	$3,000	$ 3,202,143
7.59921%, 2–15–35 (A)**.	795	867,054
Series 2000-WF1 Trust Fund,		
6.5%, 2–15–32	1,015	1,042,587
Bear Stearns Commercial Mortgage Securities		
Trust 2002-TOP6,		
6.0%, 10–15–36 (A)	938	932,494
Bear Stearns Mortgage Securities Inc.,		
8.0%, 11–25–29	473	471,104
BlackRock Capital Finance,		
7.75%, 9–25–26 (A)	629	627,961
C-Bass:		
2005-CB3 Trust,		
5.109%, 12–25–34**	1,254	1,187,397
2006-CB2 Trust,		
5.717%, 12–25–36 **	562	559,899
2006-MH1 Trust,		
5.97%, 9–25–36 (A)**.	1,445	1,461,495
CHL Mortgage Pass-Through Trust:		
2002–32,		
5.52488%, 1–25–33**	1,420	1,352,645
2003–28,		
4.15%, 8–25–33	1,500	1,428,345
2003-HYB2,		
3.96079%, 7–19–33**	2,156	2,078,797
COMM 2006-CNL2,		
5.75556%, 2–5–19 (A)**.	925	917,732
CSAB Mortgage-Backed Trust 2006–2,		
6.08%, 9–25–36**	3,540	3,561,660
CSFB Commercial Mortgage Trust 2003-C4,		
5.322%, 8–15–36 (A)**.	1,000	975,721
CWHEQ Home Equity Loan Trust, Series 2006-S3,		
6.518%, 1–25–29**	2,135	2,185,744
Capital Auto Receivables Asset Trust 2006–1,		
7.16%, 1–15–13 (A)	1,140	1,153,531
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35**	2,301	2,233,676
Chase Mortgage Finance Trust:		
Series 2003-S2,		
5.0%, 3–25–18	1,847	1,830,706
Series 2003-S11,		
5.5%, 10–25–33	909	890,997

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
CitiMortgage Alternative Loan Trust, Series 2006-A7,		
0.0%, 12–25–36 **	$3,417	$ 3,237,880
Collateralized Mortgage Obligation Trust,		
5.0%, 7–1–18	35	34,469
Conseco Finance Securitizations Corp.,		
6.981%, 6–15–32	1,200	1,203,442
CountryPlace Manufactured Housing Contract Trust 2005–1,		
4.8%, 12–15–35 (B)**	1,275	1,254,455
Countrywide Home Loans, Inc. Asset-Backed Certificates, Series 2005–10,		
4.915%, 2–25–36**	5,000	4,885,393
Credit Suisse Commercial Mortgage Trust Series 2006-C5,		
5.311%, 12–15–39	1,000	993,545
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	531	533,130
DLJ Commercial Mortgage Corp. 1998-CG1,		
7.16768%, 6–10–31 (A)**	1,640	1,795,201
FFCA Secured Lending Corporation:		
6.42%, 2–18–22 (B)**	1,500	1,419,482
6.67%, 2–18–22 (B)**	1,000	937,786
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.12334%, 10–25–33**	374	317,872
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (B)**	1,630	1,630,945
Ford Credit Auto Owner Trust 2006-B,		
7.12%, 2–15–13 (A)	635	647,209
GMAC Commercial Mortgage Securities,		
5.94%, 7–1–13 (A)	200	198,525
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.39725%, 4–25–32**	1,255	1,135,350
5.25%, 4–25–32	807	765,492
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.25%, 11–25–32 (B)	520	508,423
5.25%, 11–25–32 (B)	1,116	1,084,692

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Green Tree Financial Corporation:		
7.65%, 4–15–19	$ 778	$ 807,539
8.3%, 11–15–19	605	629,041
9.1%, 4–15–25	1,075	1,173,607
9.0%, 6–15–25	1,052	1,110,903
Hilton Hotel Pool Trust:		
5.82%, 10–3–15 (A)**	500	504,682
7.653%, 10–3–15 (A)	1,955	2,054,218
Home Equity Loan Trust 2003-HS2,		
5.09%, 7–25–33**	248	245,035
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38	2,380	2,391,179
Impac CMB Trust Series 2003–2F,		
6.0%, 1–25–33**	949	938,075
J.P. Morgan Alternative Loan Trust 2006-A6,		
5.95%, 11–25–36**	2,500	2,529,327
J.P. Morgan Chase Commercial Mortgage Securities Corp.,		
6.2207%, 10–12–37 (A)	2,300	2,395,942
J.P. Morgan Mortgage Acquisition Trust:		
2006-CW2,		
6.337%, 8–25–36**	2,725	2,767,247
2006-WF1,		
6.41%, 7–25–36**	2,510	2,568,819
J.P. Morgan Mortgage Trust:		
2004-A3,		
4.29613%, 7–25–34**	1,500	1,460,169
2005-S2:		
5.66819%, 9–25–35**	2,254	2,219,311
6.5%, 9–25–35	2,610	2,673,352
2006-A2,		
3.81639%, 8–25–34**	2,153	2,081,091
2006-S3:		
6.187%, 8–25–36	1,211	1,216,532
6.5%, 8–25–36	1,810	1,842,720
2007-A1,		
4.81906%, 7–25–35**	2,197	2,133,154
2007-A2,		
5.732%, 4–25–37**	4,000	4,003,920

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
LB-UBS Commercial Mortgage Trust 2003-C3,		
4.846%, 2–15–37 (A)**.	$ 300	$ 290,628
Lehman Mortgage Trust Mortgage Pass-Through		
Certificates, Series 2006–5,		
6.89049%, 9–25–36**	2,014	2,076,405
Lehman XS Trust, Series 2005–8,		
5.69%, 12–25–35	3,057	3,061,858
MASTR Asset Securitization Trust:		
2003–6,		
5.5%, 7–25–33	1,722	1,694,946
2003–10,		
5.5%, 11–25–33	1,502	1,472,485
Metropolitan Asset Funding, Inc.,		
6.98%, 5–20–12 (A)	23	23,131
Mid-State Capital Corporation 2004–1 Trust:		
6.005%, 8–15–37	363	369,813
6.497%, 8–15–37	1,319	1,333,376
Morgan Stanley Dean Witter Capital I Inc. Trust		
2002-WL1,		
6.52157%, 4–25–17**	284	287,907
Morgan Stanley Dean Witter Capital I Trust 2002-IQ3,		
6.45164%, 9–15–37 (A)**.	768	802,753
Multi Security Asset Trust LP, Commercial Mortgage-		
Backed Securities Pass-Through Certificates,		
Series 2005-RR4:		
1.05881%, 11–28–35 (Interest Only) (B)**.	33,100	781,128
5.88%, 11–28–35 (B)**.	680	652,543
5.88%, 11–28–35 (B)**.	340	332,626
NationsLink Funding Corporation, Commercial		
Mortgage Pass-Through Certificates,		
Series 1998–2,		
5.0%, 8–20–30 (A)	1,000	958,076
Nomura Asset Securities Corporation, Commercial		
Mortgage Pass-Through Certificates,		
Series 1998-D6,		
6.0%, 3–15–30 (A)	1,650	1,709,639
Oakwood Mortgage Investors, Inc.;		
8.1%, 10–15–21 (A)	393	395,470
7.375%, 8–15–27	351	354,215

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Origen Manufactured Housing Contract Trust:		
2004-A:		
5.7%, 1–15–35	$ 543	$ 538,279
5.91%, 1–15–35	1,600	1,593,135
2004-B,		
4.75%, 8–15–21	400	387,151
2005-A,		
4.97%, 10–15–21	935	915,078
2005-B:		
5.605%, 5–15–22	360	358,877
5.91%, 1–15–37	600	592,354
PHH Alternative Mortgage Trust, Series 2007–1,		
Class II-B–2,		
6.0%, 2–25–37	1,572	1,531,124
Prudential Home Mortgage Securities:		
6.97999%, 9–28–08 (A)**	6	6,399
6.73%, 4–28–24 (B)**	3	3,357
8.04625%, 9–28–24 (A)**	26	26,156
RALI Series:		
2003-QS10 Trust,		
5.5%, 5–25–33	2,202	2,168,634
2003-QS11 Trust,		
5.75%, 6–25–33	2,517	2,491,553
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35**	1,075	1,046,497
RASC Series 2003-KS10 Trust,		
6.41%, 12–25–33	351	336,336
RESI Finance Limited Partnership 2003-C and RESI		
Finance DE Corporation 2003-C,		
6.72%, 9–10–35 (B)**	1,441	1,464,694
RFMSI Series 2004-S5 Trust:		
4.5%, 5–25–19	349	333,064
4.5%, 5–25–19	174	163,651
Salomon Brothers Mortgage Securities VII, Inc.,		
Mortgage Pass-Through Certificates,		
Series 1997-HUD1		
7.75%, 12–25–30**	1,373	1,412,080

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Structured Adjustable Rate Mortgage Loan Trust,		
Series 2005–21		
5.4%, 11–25–35**	$1,575	$ 1,510,395
Structured Asset Mortgage Investments, Inc.:		
5.93982%, 4–30–30**	21	20,692
5.93982%, 4–30–30**	9	9,638
Structured Asset Securities Corporation:		
5.54%, 11–25–32**	275	272,617
5.25%, 8–25–33	1,320	1,254,703
5.25%, 8–25–33	575	539,741
5.63%, 5–25–34**	1,100	1,088,918
6.0%, 6–25–34**	2,750	2,737,937
Vanderbilt Mortgage and Finance, Inc.:		
7.955%, 12–7–24	766	804,336
7.525%, 11–7–26	915	921,610
Wachovia Bank Commercial Mortgage Trust (The),		
4.942%, 11–15–34 (A)	964	934,124
Washington Mutual MSC Mortgage Pass-Through		
Certificates Series 2002-MS11 Trust,		
5.60223%, 12–25–32 **	975	960,599
Wells Fargo Mortgage Backed Securities:		
2003–2 Trust,		
5.25%, 2–25–18	280	263,765
2003–4 Trust,		
5.5%, 6–25–33	947	878,958
2003–9 Trust,		
5.25%, 8–25–33 (A)	1,145	969,746
2004–1 Trust (The),		
5.5%, 2–25–34	1,651	1,618,673
2005–16 Trust,		
5.75%, 1–25–36	500	499,123
TOTAL CORPORATE DEBT SECURITIES – 56.38%		**$181,258,363**

(Cost: $182,846,651)

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 0.22%		
Federal Home Loan Mortgage Corporation,		
2.75%, 3–15–08 (C)	$ 200	$ 195,754
Federal National Mortgage Association,		
5.0%, 9–15–08 (C)	500	500,542
		696,296
Mortgage-Backed Obligations – 41.40%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.0%, 6–15–31	2,000	1,941,707
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
9.85668%, 3–15–09**	456	476,998
5.5%, 12–1–17	734	737,621
5.5%, 9–1–19	1,296	1,299,828
5.5%, 5–1–20	1,722	1,726,443
5.5%, 6–1–20	1,380	1,383,654
3.5%, 2–15–30	2,000	1,901,422
6.5%, 9–1–32	1,202	1,247,182
5.3%, 1–15–33	207	203,951
5.0%, 7–15–33	2,268	2,222,373
5.5%, 5–1–34	1,340	1,330,858
5.5%, 5–1–34	947	939,383
6.5%, 5–1–34	911	932,830
5.5%, 10–1–34	1,102	1,092,602
5.5%, 3–1–35	1,000	989,375
5.0%, 5–15–35	2,196	2,057,778
5.5%, 7–1–35	3,028	2,998,967
5.0%, 8–1–35	942	911,345
5.5%, 10–1–35	1,724	1,716,553
5.0%, 12–1–35	896	866,964
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	1,496	1,505,103
6.0%, 1–1–18	447	454,628
5.5%, 2–1–18	471	473,959
5.5%, 3–1–18	2,189	2,199,611
5.5%, 4–1–18	1,110	1,112,429
5.0%, 5–1–18	1,451	1,435,424
5.0%, 10–1–18	1,426	1,410,329
5.5%, 9–1–19	374	375,514
5.5%, 2–1–24	554	552,428
6.0%, 8–1–29	443	449,786
7.0%, 11–1–31	212	221,926

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates (Continued):		
6.5%, 2–1–32	$ 195	$ 202,603
6.5%, 2–1–32	157	162,211
6.5%, 2–1–32	134	139,218
7.0%, 2–1–32	272	285,323
7.0%, 3–1–32	377	396,032
6.5%, 4–1–32	83	85,167
6.5%, 5–1–32	156	162,262
6.5%, 5–1–32	93	95,178
6.5%, 7–1–32	725	752,241
6.0%, 9–1–32	159	161,582
6.5%, 9–1–32	93	95,396
6.0%, 10–1–32	1,045	1,061,928
6.0%, 10–1–32	1,031	1,049,456
6.5%, 10–1–32	70	72,434
6.0%, 11–1–32	899	915,235
6.0%, 11–1–32	526	535,103
6.0%, 3–1–33	1,355	1,379,032
6.0%, 3–1–33	1,251	1,273,111
6.0%, 3–1–33	884	899,884
6.0%, 3–1–33	263	267,976
5.5%, 4–1–33	1,806	1,791,714
5.5%, 5–1–33	579	574,141
5.5%, 5–1–33	308	305,760
6.0%, 6–1–33	1,913	1,935,379
6.0%, 6–1–33	915	926,196
6.5%, 8–1–33	49	50,239
6.0%, 10–1–33	316	319,631
5.0%, 11–1–33	1,799	1,743,104
6.0%, 12–1–33	529	536,088
5.0%, 1–1–34	1,732	1,677,402
5.5%, 1–1–34	895	887,999
5.5%, 1–1–34	722	715,583
5.5%, 2–1–34	3,650	3,611,219
5.0%, 3–1–34	1,018	986,279
5.0%, 3–1–34	421	407,768
5.5%, 3–1–34	2,481	2,463,097
5.5%, 4–1–34	2,070	2,055,754
5.5%, 4–1–34	1,711	1,696,169
5.5%, 4–1–34	660	653,781
5.0%, 5–1–34	196	189,461
5.5%, 7–1–34	1,914	1,900,723
6.0%, 8–1–34	668	675,121

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
5.5%, 9–1–34	$1,419	$ 1,407,176
6.0%, 9–1–34	929	938,050
6.5%, 9–1–34	1,209	1,239,557
5.5%, 10–1–34	2,083	2,065,981
5.5%, 11–1–34	764	757,645
6.0%, 11–1–34	434	438,762
6.5%, 11–1–34	88	89,968
6.0%, 12–1–34	5,136	5,188,159
5.5%, 1–1–35	724	717,565
4.5%, 2–1–35	479	451,190
5.5%, 2–1–35	2,635	2,623,042
5.5%, 2–1–35	2,050	2,033,472
5.5%, 2–1–35	1,263	1,252,202
6.5%, 3–1–35	1,343	1,381,012
5.0%, 4–1–35	1,000	965,938
6.0%, 4–1–35	1,781	1,795,638
5.141%, 6–1–35**	1,150	1,146,024
6.0%, 6–1–35	2,923	2,951,950
4.656%, 7–1–35**	1,375	1,371,327
5.0%, 7–1–35	855	827,205
5.5%, 7–1–35	848	839,534
5.5%, 10–1–35	1,786	1,771,137
5.5%, 10–1–35	999	990,650
5.5%, 2–1–36	1,762	1,736,405
6.5%, 2–1–36	723	738,269
6.5%, 6–1–36	1,331	1,357,909
6.0%, 8–1–36	2,132	2,148,263
6.0%, 11–1–36	2,433	2,451,201
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.875%, 5–15–17	642	653,114
6.25%, 7–15–24	286	293,607
5.5%, 3–16–32	4,575	4,595,011
5.0%, 7–15–34	959	934,071
5.5%, 12–15–34	1,143	1,137,852
5.5%, 12–15–34	668	664,977
5.0%, 1–15–35	1,922	1,870,855
5.5%, 4–1–35	4,000	3,977,500
6.0%, 4–1–37	1,875	1,899,023

See Notes to Schedule of Investments on page 206.

The Investments of Ivy Mortgage Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
1.15857%, 3–16–34**	$7,776	$ 341,471
0.87693%, 7–16–40**	4,291	150,457
0.30261%, 3–16–42**	18,432	254,979
0.94562%, 6–17–45**	19,829	1,071,541
United States Department of Veterans Affairs,		
Guaranteed REMIC Pass-Through Certificates,		
Vendee Mortgage Trust:		
1995–1 Class 1,		
7.21129%, 2–15–25**	239	248,925
1995–1 Class 2,		
7.7925%, 2–15–25	79	83,040
		133,114,605
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 41.62%		**$133,810,901**
(Cost: $135,723,591)		
SHORT-TERM SECURITIES		
Capital Equipment – 2.18%		
Caterpillar Inc.,		
5.3%, 4–9–07	7,000	**6,991,756**
Finance Companies – 1.64%		
ED&F Man Treasury Management PLC		
(Rabobank Nederland),		
5.35%, 4–5–07	5,290	**5,286,855**
Utilities – Telephone – 1.66%		
AT&T Inc.		
5.41%, 4–2–07	5,344	**5,343,197**
TOTAL SHORT-TERM SECURITIES – 5.48%		**$ 17,621,808**
(Cost: $17,621,808)		
TOTAL INVESTMENT SECURITIES – 103.48%		**$332,691,072**
(Cost: $336,192,050)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.48%)		**(11,187,614)**
NET ASSETS – 100.00%		**$321,503,458**

See Notes to Schedule of Investments on page 206.

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*Not shown due to rounding.

**Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of these securities amounted to $30,642,590, or 9.53% of net assets.

(B) Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to $13,099,353, or 4.07% of net assets.

(C) Securities serve as collateral for the following open futures contracts at March 31, 2007. (See Note 7 to financial statements):

Description	Type	Number of Contracts	Expiration Date	Market Value	Unrealized Appreciation (Depreciation)
United States 5 Year Treasury Note	Short	7	6–29–07	$ 740,578	$ 2,012
United States 10 Year Treasury Note	Short	108	6–20–07	11,677,500	(11,509)
				$12,418,078	$ (9,497)

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MORTGAGE SECURITIES FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $336,192) (Notes 1 and 3)	$332,691
Receivables:	
Interest.	1,489
Investment securities sold	991
Fund shares sold.	969
Variation margin receivable	14
Prepaid and other assets	54
Total assets	336,208

LIABILITIES

Payable for investment securities purchased	13,599
Payable to Fund shareholders	515
Dividends payable.	151
Accrued management fee (Note 2)	136
Accrued shareholder servicing (Note 2).	105
Accrued service fee (Note 2)	72
Due to custodian.	43
Accrued distribution fee (Note 2)	19
Accrued accounting services fee (Note 2)	8
Other.	57
Total liabilities.	14,705
Total net assets	$321,503

NET ASSETS

Capital paid in (shares authorized – unlimited)	$325,953
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss on	
investment transactions	(940)
Net unrealized depreciation in value of investments.	(3,510)
Net assets applicable to outstanding units of capital.	$321,503
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.59
Class B	$10.59
Class C	$10.59
Class Y	$10.59
Capital shares outstanding:	
Class A	26,208
Class B	1,085
Class C	1,821
Class Y	1,246

See Notes to Financial Statements.

Statement of Operations

IVY MORTGAGE SECURITIES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$17,780
Expenses (Note 2):	
Investment management fee.	1,472
Shareholder servicing:	
Class A	741
Class B	58
Class C	59
Class Y	14
Service fee:	
Class A	564
Class B	27
Class C	47
Class Y	23
Distribution fee:	
Class A	75
Class B	81
Class C	140
Accounting services fee	97
Custodian fees.	26
Audit fees.	24
Legal fees	7
Other	153
Total expenses	3,608
Net investment income	14,172

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities.	(153)
Realized net gain on futures.	42
Realized net loss on investments	(111)
Unrealized appreciation in value of securities during the period	3,643
Unrealized depreciation in value of futures contracts during the period	(9)
Unrealized appreciation in value of investments during the period	3,634
Net gain on investments.	3,523
Net increase in net assets resulting from operations	$17,695

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MORTGAGE SECURITIES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 14,172	$ 11,152
Realized net loss on investments	(111)	(761)
Unrealized appreciation (depreciation)	3,634	(5,078)
Net increase in net assets resulting from operations.	17,695	5,313
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(12,512)	(9,905)
Class B	(422)	(323)
Class C	(765)	(623)
Class Y	(473)	(301)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(14,172)	(11,152)
Capital share transactions (Note 5)	38,091	72,999
Total increase	41,614	67,160
NET ASSETS		
Beginning of period.	279,889	212,729
End of period.	$321,503	$279,889
Undistributed net investment income (loss)	$ —	$ (—)*

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 210 - 213.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended September 30,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$10.44	$10.68	$10.96	$10.97	$11.07	$10.99
Income (loss) from investment operations:						
Net investment income.	0.51	0.48	0.49	0.25	0.59	0.70
Net realized and unrealized gain (loss) on investments	0.15	(0.24)	(0.27)	0.03	(0.12)	0.11
Total from investment operations.	0.66	0.24	0.22	0.28	0.47	0.81
Less distributions from:						
Net investment income.	(0.51)	(0.48)	(0.49)	(0.25)	(0.57)	(0.72)
Capital gains	(0.00)	(0.00)	(0.01)	(0.04)	(0.00)	(0.00)
Tax return of capital	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Total distributions	(0.51)	(0.48)	(0.50)	(0.29)	(0.57)	(0.73)
Net asset value, end of period	$10.59	$10.44	$10.68	$10.96	$10.97	$11.07
Total return[1]	6.52%	2.24%	2.12%	2.70%	4.19%[2]	7.88%
Net assets, end of period (in millions).	$278	$243	$188	$134	$91	$67
Ratio of expenses to average net assets including reimbursement	1.14%	1.05%	0.95%	1.05%[3][4]	0.97%	0.95%
Ratio of net investment income to average net assets including reimbursement	4.90%	4.51%	4.59%	4.56%[3][4]	5.27%	6.24%
Ratio of expenses to average net assets excluding reimbursement	1.14%[5]	1.16%	1.23%	1.38%[3][4]	1.12%	1.21%
Ratio of net investment income to average net assets excluding reimbursement.	4.90%[5]	4.40%	4.31%	4.22%[3][4]	5.12%	5.98%
Portfolio turnover rate	121%	154%	200%	57%	83%	99%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 4.28%.
(3)Annualized.
(4)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown reflect a blended rate that includes income and expenses for those Class B and Class C shares before October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 0.95% of average net assets.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:				
Net investment income	0.40	0.36	0.37	0.12
Net realized and unrealized gain (loss) on investments.	0.15	(0.24)	(0.27)	0.13
Total from investment operations	0.55	0.12	0.10	0.25
Less distributions from:				
Net investment income	(0.40)	(0.36)	(0.37)	(0.12)
Capital gains	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.40)	(0.36)	(0.38)	(0.16)
Net asset value, end of period	$10.59	$10.44	$10.68	$10.96
Total return	5.45%	1.12%	0.92%	2.32%
Net assets, end of period (in millions)	$12	$11	$7	$1
Ratio of expenses to average net assets	2.16%	2.16%	2.16%	1.89%[2]
Ratio of net investment income to average net assets	3.88%	3.41%	3.29%	3.59%[2]
Portfolio turnover rate.	121%	154%	200%	57%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:				
Net investment income	0.42	0.38	0.38	0.12
Net realized and unrealized gain (loss) on investments.	0.15	(0.24)	(0.27)	0.13
Total from investment operations	0.57	0.14	0.11	0.25
Less distributions from:				
Net investment income	(0.42)	(0.38)	(0.38)	(0.12)
Capital gains	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.42)	(0.38)	(0.39)	(0.16)
Net asset value, end of period	$10.59	$10.44	$10.68	$10.96
Total return	5.69%	1.34%	1.05%	2.32%
Net assets, end of period (in millions)	$19	$19	$12	$2
Ratio of expenses to average net assets	1.93%	1.93%	2.03%	1.86%[2]
Ratio of net investment income to average net assets	4.11%	3.63%	3.41%	3.61%[2]
Portfolio turnover rate.	121%	154%	200%	57%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:				
Net investment income	0.52	0.48	0.48	0.15
Net realized and unrealized gain (loss) on investments.	0.15	(0.24)	(0.27)	0.13
Total from investment operations	0.67	0.24	0.21	0.28
Less distributions from:				
Net investment income	(0.52)	(0.48)	(0.48)	(0.15)
Capital gains	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.52)	(0.48)	(0.49)	(0.19)
Net asset value, end of period	$10.59	$10.44	$10.68	$10.96
Total return	6.66%	2.26%	1.95%	2.56%
Net assets, end of period (in millions)	$13	$7	$6	$3
Ratio of expenses to average net assets	1.00%	1.03%	1.12%	1.09%[2]
Ratio of net investment income to average net assets	5.04%	4.53%	4.41%	4.38%[2]
Portfolio turnover rate.	121%	154%	200%	57%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Manager's Discussion of Ivy Pacific Opportunities Fund

March 31, 2007



Below, Frederick Jiang, CFA, CPA, portfolio manager of the Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund for two years and has 12 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 22.60 percent (Class A shares at net asset value) for the fiscal year. This was less than the 23.55 percent increase of the Morgan Stanley Capital International Asia Free (Excluding Japan) Index (an index that generally reflects the performance of the Asian stock markets). The Lipper Pacific Ex-Japan Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 23.98 percent for the same period.

We believe that specific stock selection was the primary factor affecting our relative results. During the period, many of our stock selections in the Greater China Region

(China, Hong Kong, Taiwan and Singapore) served us well, as we recorded strong relative returns in those markets. Some, however, did not. We generally benefited from our stock selections in financials, consumer stables and materials more than other sectors.

Liquidity abundant

The biggest surprise for Asian equity markets during the fiscal period was that the rising inflation and interest rate profile in developed economies did not slow the money flow into emerging markets, as typically seen in previous economic cycles. Liquidity remained abundant in the Asian market throughout the year, so much that some local markets reported record-high inflows including China and India, the two largest and fastest growing economies in the region. These delivered strong positive returns relative to the global market. Smaller markets such as the Philippines and Malaysia also recorded strong capital inflows and robust performance for investors. Only one market, Pakistan, recorded a negative return in the fiscal year, after rising exponentially in the previous year. We believe that the strong capital inflow into Asia was the result of high economic growth and cheap stock valuations in the region.

Returns not tied to regional politics

Another surprise was that emerging market investors were not discouraged by the political turmoil and capital controls initiated in Thailand. We believe that foreign investors now have a better understanding and higher confidence in the Asian market, and realize that problems in one specific country no longer easily spread to the rest of the region.

Over the past 12 months, Asia Pacific markets continued to be heavily influenced by strong Chinese macroeconomic factors. China managed to grow its economy at an accelerated speed. The reported 2006 GDP growth rate of 10.5 percent was once again much higher than market expectations. Strong Chinese demand boosted export growth throughout Asia. At the same time, Chinese currency appreciation helped to attract more capital inflow into Asian markets. Most Asian currencies have since appreciated against major world currencies, adding to the positive return of Asian equities when valued in U.S. dollar terms.

The political situation in the region remained relatively stable in the fiscal year, with the exception of Thailand and Taiwan, where political uncertainties reduced positive equity returns. Indonesia and the Philippines saw the biggest improvement in the region as a return to political stability and a more balanced fiscal situation helped reduce inflation and interest rate levels in both countries. As a result, the two markets gained 36 percent and 56 percent, respectively, in U.S. dollar terms, outperforming the regional markets by a large margin.

Great consumer demand continues

Consistent with the last two years, we continued to focus on selecting companies in the region that we felt would likely benefit from growing demand in China and India. While many investors were worried about overcapacity and the risk of a "hard landing" in the Chinese economy, we continued to believe in the Chinese consumption story and therefore added more names to our portfolio when the market corrected in May and June 2006. We also did very well in Singapore and Taiwan, the other two markets which we view as part of the Greater China Region. We reduced our positions in India when we believed those equity valuations were stretched in the market. This strategy served us well as the Indian market underperformed the regional market. We also focused on selecting undervalued stocks where we could identify stock prices that we felt were much lower than intrinsic values. This strategy worked well as most of the positive portfolio return was derived from individual stock selection during the fiscal year.

Changes to Top 10 Equity Holdings
March 31, 2007 compared to March 31, 2006

Company	Country	Sector	Change in weighting
Kookmin Bank	South Korea	Financial	Decreased
Samsung Electronics Co., Ltd.	South Korea	Industrial	Decreased
Xinhua Finance Media, ADR	China	Media	New to Top 10
iShares MSCI Singapore Index Fund	Singapore	Exchange Traded Fund	New to Top 10
Wistron Corporation	Taiwan	Information Technology	New to Top 10
Korea Investment Holdings Co., Ltd.	South Korea	Financial	New to Top 10
China Mobile Limited	China	Telecommunications	New to Top 10
Taiwan Semiconductor Manufacturing Company Ltd.	Taiwan	Information Technology	Decreased
Keppel Land Limited	Singapore	Financial	New to Top 10
AU Optronics Corp., ADR	Taiwan	Information Technology	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

We emphasized the energy, materials and industrials sectors throughout the year, as we believed they would benefit most from the fast-growing Chinese and Indian economies. We underweighted the telecommunication services and utilities sectors, because we believed those sectors were less exposed to strong final demand growth in the region. We also were underweight the consumer discretionary and the financial sectors early in the period, but subsequently increased weightings in these sectors toward the end of the fiscal year.

Our outlook

We expect regional demand to continue to be healthy in the new fiscal year, so we are likely to continue to focus on sectors that performed well over the last year. For country allocation, we may increase positions in China and India if we see a healthy correction in these two markets. We believe that these two markets still have great potential as we believe that their economies are likely to remain robust over the next few years. We may choose to raise our low exposure to South Korea because of what we feel are attractively low valuations and expectations for improved earnings growth momentum. Overall, we remain generally bullish on the Asian market, a belief that we feel has been well supported by rapid economic growth, reasonable valuations, high dividend yields and healthy corporate balance sheets relative to other international markets. In addition, we remain bullish on Asian currencies as we believe they are likely to correlate with the Chinese Yuan and outperform the U.S. Dollar. Therefore, we are likely to maintain an unhedged position on our exposure to Asian currencies.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment



—— Ivy Pacific Opportunities Fund, Class A Shares[1]	$21,528
– – – Morgan Stanley Capital International Asia Free (excluding Japan) Index	$24,975
- - - - - Lipper Pacific Ex-Japan Funds Universe Average	$31,309

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y	Advisor Class[3]
1-year period ended 3-31-07	15.56%	17.33%	21.68%	22.95%	23.33%
5-year period ended 3-31-07	18.44%	18.36%	18.85%	—	20.28%
10-year period ended 3-31-07	5.69%	5.22%	5.42%	—	—
Since inception of Class[4] through 3-31-07	—	—	—	29.87%	9.57%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)Advisor Class shares are no longer available for investment.

(4)7-24-03 for Class Y shares and 2-10-98 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY PACIFIC OPPORTUNITIES FUND

Portfolio Highlights

On March 31, 2007, Ivy Pacific Opportunities Fund had net assets totaling $437,129,909 invested in a diversified portfolio of:

94.07%	Foreign Common Stocks
3.70%	Cash and Cash Equivalents
2.23%	Domestic Common Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



China	. . . .	$19.08
South Korea	. . . .	$18.46
Taiwan	. . . .	$17.75
Hong Kong	. . . .	$12.58
Singapore	. . . .	$ 8.07
Other Pacific Basin[1]	. . . .	$ 6.92
India	. . . .	$ 5.78
Other[2]	. . . .	$ 4.36
Cash and Cash Equivalents	. . . .	$ 3.70
Malaysia	. . . .	$ 3.30

(1)Includes $2.28 Australia, $1.92 Indonesia, $0.79 Pakistan, $0.24 Philippines and $1.69 Thailand.

(2)Includes $0.95 Bermuda, $1.18 United Kingdom and $2.23 United States.

Sector Weightings



■	Financial Services Stocks	$20.54
■	Technology Stocks	$14.42
■	Capital Goods Stocks	$ 9.76
■	Raw Materials Stocks	$ 8.35
■	Business Equipment and Services Stocks	$ 7.81
□	Miscellaneous Stocks	$ 6.65
■	Utilities Stocks	$ 6.44
■	Shelter Stocks	$ 6.22
■	Multi-Industry Stocks	$ 4.76
■	Energy Stocks	$ 4.64
■	Cash and Cash Equivalents	$ 3.70
■	Consumer Nondurables Stocks	$ 3.64
□	Retail Stocks	$ 3.07

The Investments of Ivy Pacific Opportunities Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Australia – 2.28%		
Macquarie Bank Limited (A).	35,000	$ 2,343,358
Macquarie Infrastructure Group (A).	600,000	1,864,168
Rio Tinto Limited (A).	90,000	5,738,871
		9,946,397
Bermuda – 0.95%		
Enerchina Holdings Limited (A)	56,718,000	4,137,616
China – 19.08%		
Actions Semiconductor Co., Ltd.*	220,800	1,630,608
Beijing Enterprises Holdings Limited (A)	1,200,000	3,056,249
Canadian Solar Inc.*	250,000	2,441,250
China GrenTech Corporation Limited, ADR*	110,924	1,250,113
China Medical Technologies, Inc., ADR*	150,000	3,456,750
China Mobile Limited (A)	700,000	6,365,265
China Oilfield Services Limited (A)	7,300,000	5,867,281
China Petroleum & Chemical Corporation,		
H Shares (A).	7,106,000	6,011,475
China Shenhua Energy Company Limited,		
H Shares (A).	888,000	2,147,975
China Shenhua Energy Company Limited,		
H shares (A)(B).	1,200,000	2,902,668
China Yurun Food Group Limited (A).	5,000,000	5,445,703
Heng Tai Consumables Group Limited (A)*	18,000,000	3,317,335
Industrial and Commercial Bank of China Limited,		
H Shares (A)(B)*.	8,858,000	4,965,514
KongZhong Corporation, ADR*	128,900	904,878
Mindray Medical International Limited, ADR*	85,000	2,023,850
PetroChina Company Limited, H Shares (A)	4,300,000	5,101,555
PetroChina Company Limited, H Shares (A)(C)	1,526,000	1,810,459
SINA Corporation*	144,570	4,853,215
Shanghai Forte Land Co., Ltd., H Shares (A)	5,000,000	2,092,532
Tencent Holdings Limited (A)	1,600,000	5,221,732
Vimicro International Corporation, ADR*	168,700	1,090,645
Wah Sang Gas Holdings Limited (A)(D)*	736,000	15,071
Xinhua Finance Media, ADR*	700,000	7,679,000
ZTE Corporation, H Shares (A)	800,000	3,757,599
		83,408,722

See Notes to Schedule of Investments on page 225.

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 12.58%		
Agile Property Holdings Limited (A).	2,380,000	$ 2,345,428
Anhui Conch Cement Company Limited,		
H Shares (A)	54,000	192,475
Cheung Kong (Holdings) Limited (A)	450,000	5,695,911
China Agri-Industries Holdings Limited (A)(B)*	1,505,000	1,325,194
China BlueChemical Ltd., H Shares (A)*.	7,604,000	3,328,301
China Merchants Bank Co., Limited (A)(B)*	2,000,000	4,034,044
DVN (Holdings) Limited (A)*	5,270,000	1,544,545
DVN (Holdings) Limited (A)(B)*	3,500,000	1,025,789
Hunan Nonferrous Metals Corporation Limited (A)* . . .	3,516,000	2,335,450
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	370,000	3,558,648
Intime Department Store (Group) Company		
Limited (A)(B)*	650,000	527,420
Lee & Man Paper Manufacturing Limited (A).	1,658,000	3,929,885
Melco International Development Limited (A)	2,000,000	3,598,899
Neo-Neon Holdings Limited (A)*	1,834,500	3,423,179
Panva Gas Holdings Limited (A)*.	3,694,000	2,032,917
REXCAPITAL Financial Holdings Limited (A)*	49,575,000	4,758,591
Shimao Property Holdings Limited (A)*.	2,429,000	4,812,302
Sinolink Worldwide Holdings Limited (A)	15,000,000	3,263,582
Sun Hung Kai Properties Limited (A).	283,000	3,274,230
		55,006,790
India – 5.78%		
Bharat Heavy Electricals Limited (A)	100,000	5,202,692
Gujarat Ambuja Cements Limited (A)	1,699,734	4,172,590
ICICI Bank Limited, ADR	118,050	4,338,337
Idea Cellular Limited (A)(B)*	567,707	1,235,594
Infosys Technologies Limited (A)	120,000	5,573,174
Satyam Computer Services Limited (A)	440,000	4,761,394
		25,283,781
Indonesia – 1.92%		
PT Bank Rakyat Indonesia (A).	4,000,000	2,213,699
PT Perusahaan Gas Negara (Persero) Tbk (A).	1,500,000	1,536,986
Perusahaan Perseroan (Persero) PT Telekomunikasi		
Indonesia Tbk., Series B Shares (A)	4,300,000	4,641,644
		8,392,329

See Notes to Schedule of Investments on page 225.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Malaysia – 3.30%		
Genting Berhad (A)	360,000	$ 4,138,829
IOI Corporation Berhad (A)	368,200	2,353,498
LION DIVERSIFIED HOLDINGS BERHAD (A).	1,700,000	3,859,725
Malayan Banking Berhad (A).	1,100,000	4,072,307
		14,424,359
Pakistan – 0.79%		
Oil and Gas Development Company Limited,		
GDR (B)	175,000	3,435,250
Philippines – 0.24%		
Filinvest Land, Inc. (A)(B)*	30,000,000	1,044,560
Singapore – 8.07%		
DBS Group Holdings Ltd (A)	266,000	3,752,035
iShares MSCI Singapore Index Fund	573,260	7,079,761
K-REIT Asia (A)	1,205,940	2,543,590
Keppel Corporation Limited (A)	362,540	4,540,263
Keppel Land Limited (A).	1,000,000	6,261,741
SembCorp Industries Ltd (A)	1,424,000	4,786,870
Singapore Telecommunications Limited (A)	1,209,350	2,614,552
Wilmar International Limited (A).	2,050,000	3,715,849
		35,294,661
South Korea – 18.46%		
Daegu Bank, Ltd. (A)*	310,000	5,634,566
Daelim Industrial Co., Ltd. (A)	60,000	5,746,173
Dongkuk Steel Mill Co., Ltd. (A)*	190,000	5,250,850
HYUNDAI MOBIS (A).	46,190	3,966,998
Hana Financial Group, Inc. (A).	100,000	5,176,446
Hynix Semiconductor Inc. (A)*	71,300	2,455,485
Hyundai Department Store Co., Ltd. (A)	40,000	3,358,844
Hyundai Motor Company (A)	36,700	2,578,518
Kookmin Bank (A)	151,380	13,580,434
Korea Investment Holdings Co., Ltd. (A)	125,000	6,576,849
Kyeryong Construction Industrial Co. Ltd (A).	102,500	4,156,436
LG Chem, Ltd. (A)	85,000	4,278,008
SK Telecom Co., Ltd. (A)	15,000	3,053,253
Samsung Electronics Co., Ltd. (A)	20,040	11,992,474
Shinsegae Co., Ltd. (A)	5,000	2,869,898
		80,675,232

See Notes to Schedule of Investments on page 225.

COMMON STOCKS (Continued)	Shares	Value
Taiwan – 17.75%		
AU Optronics Corp., ADR	436,580	$ 6,243,094
Asustek Computer Inc. (A)	653,500	1,540,342
Cathay Financial Holding Co., Ltd. (A)	2,145,662	4,454,460
Chunghwa Telecom Co., Ltd., ADR	228,310	4,547,935
E.Sun Financial Holding Co., Ltd. (A)	5,100,000	3,059,199
Far Eastern Textile Ltd. (A)	3,816,000	3,286,474
Foxconn Technology Co., Ltd. (A)	335,900	3,811,509
Fubon Financial Holding Co., Ltd. (A)	5,573,000	5,018,597
High Tech Computer Corp. (A)	330,000	5,085,821
Himax Technologies, Inc., ADR*	500,000	2,682,500
Hon Hai Precision Ind. Co., Ltd. (A)	744,000	4,991,176
MediaTek Incorporation (A)	380,000	4,363,592
Nan Ya Plastics Corporation (A)	2,214,000	4,148,072
Nan Ya Printed Circuit Board Corporation (A)	260,000	1,720,658
TSRC Corporation (A)	3,195,000	2,495,792
Taiwan Fertilizer Co., Ltd. (A)	2,220,000	3,689,714
Taiwan Semiconductor Manufacturing Company Ltd. (A)	3,077,367	6,314,313
Wistron Corporation (A)	4,634,470	7,030,412
Yuanta Core Pacific Securities Co., Ltd. (A)	4,000,000	3,123,414
		77,607,074
Thailand – 1.69%		
Bangkok Bank Public Company Limited (A)	552,200	1,782,308
Banpu Public Company Limited, Registered Shares (A)	650,000	3,750,357
PTT Public Company Limited (A)	315,000	1,871,465
		7,404,130
United Kingdom – 1.18%		
Standard Chartered PLC (A)	180,350	5,133,402
United States – 2.23%		
Comtech Group, Inc.*	220,000	3,843,400
streetTRACKS Gold Trust*	90,000	5,918,400
		9,761,800
TOTAL COMMON STOCKS – 96.30%		**$420,956,103**

(Cost: $338,641,333)

See Notes to Schedule of Investments on page 225.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2007

PUT OPTIONS – 0.04%	Number of Contracts	Value
Industrial and Commercial Bank of China Limited, H Shares, June 3.59, Expires 6–4–07.	71,996,000	$ 147,429
(Cost: $1,469,113)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 0.96% Concentrate Manufacturing Company of Ireland (The) (PepsiCo, Inc.), 5.25%, 4–5–07	$4,200	4,197,550
Utilities – Telephone – 2.14% AT&T Inc., 5.41%, 4–2–07	9,370	9,368,592
TOTAL SHORT-TERM SECURITIES – 3.10%		$ 13,566,142
(Cost: $13,566,142)		
TOTAL INVESTMENT SECURITIES – 99.44%		$434,669,674
(Cost: $353,676,588)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.56%		2,460,235
NET ASSETS – 100.00%		$437,129,909

See Notes to Schedule of Investments on page 225.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2007, the total value of these securities amounted to $20,496,033, or 4.69% of net assets.

(C) Illiquid security. At March 31, 2007, the total value of illiquid securities amounted to 0.41% of net assets.

(D) Securities valued in good faith by the Valuation Committee appointed by the Board of Trustees.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY PACIFIC OPPORTUNITIES FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $353,677) (Notes 1 and 3)	$434,670
Cash	18
Cash denominated in foreign currencies (cost – $1,886).	1,890
Receivables:	
Fund shares sold.	1,405
Dividends and interest.	798
Prepaid and other assets	52
Total assets	438,833

LIABILITIES

Payable to Fund shareholders	847
Accrued management fee (Note 2)	356
Accrued shareholder servicing (Note 2).	159
Accrued service fee (Note 2)	90
Accrued distribution fee (Note 2)	33
Accrued accounting services fee (Note 2)	8
Accrued administrative fee (Note 2)	4
Other.	206
Total liabilities.	1,703
Total net assets	$437,130

NET ASSETS

Capital paid in (shares authorized – unlimited)	$338,632
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(678)
Accumulated undistributed net realized gain	
on investment transactions	18,187
Net unrealized appreciation in value of investments.	80,989
Net assets applicable to outstanding units of capital.	$437,130
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.91
Class B	$15.49
Class C	$15.73
Class Y	$17.03
Advisor Class	$16.54
Capital shares outstanding:	
Class A	22,202
Class B	1,279
Class C	2,140
Class Y	476
Advisor Class	5

See Notes to Financial Statements.

Statement of Operations

IVY PACIFIC OPPORTUNITIES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $723)	$ 4,707
Interest and amortization	718
Total income	5,425
Expenses (Note 2):	
Investment management fee	3,181
Shareholder servicing:	
Class A	1,057
Class B	100
Class C	96
Class Y	10
Advisor Class	—*
Service fee:	
Class A	625
Class B	38
Class C	62
Class Y	12
Distribution fee:	
Class A	56
Class B	113
Class C	185
Custodian fee	313
Accounting services fee	77
Administrative fee	32
Audit fees	18
Legal fees	9
Other	209
Total expenses	6,193
Net investment loss	(768)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	26,997
Realized net loss on foreign currency transactions	(540)
Realized net gain on investments	26,457
Unrealized appreciation in value of investments during the period	41,957
Net gain on investments	68,414
Net increase in net assets resulting from operations	$67,646

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY PACIFIC OPPORTUNITIES FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income (loss)	$ (768)	$ 171
Realized net gain on investments	26,457	10,443
Unrealized appreciation	41,957	32,645
Net increase in net assets resulting from operations.........................	67,646	43,259
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(189)	(427)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(18)	(14)
Advisor Class	(—)*	(1)
Realized gains on investment transactions:		
Class A	(11,514)	(977)
Class B	(669)	(71)
Class C	(1,077)	(102)
Class Y	(239)	(19)
Advisor Class	(3)	(1)
	(13,709)	(1,612)
Capital share transactions (Note 5)	159,167	103,589
Total increase	213,104	145,236
NET ASSETS		
Beginning of period............................	224,026	78,790
End of period.................................	$437,130	$224,026
Undistributed net investment loss	$ (678)	$ (244)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 229 - 233.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.	$14.32	$10.61	$ 9.55	$9.11	$5.96	$6.72
Income (loss) from investment operations:						
Net investment income (loss).	(0.02)	0.02[1]	(0.07)	0.00	(0.02)	0.01[1]
Net realized and unrealized gain (loss) on investments.	3.23	3.83[1]	1.13	0.44	3.17	(0.77)[2]
Total from investment operations.	3.21	3.85	1.06	0.44	3.15	(0.76)
Less distributions from:						
Net investment income.	(0.01)	(0.04)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.62)	(0.14)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$16.91	$14.32	$10.61	$9.55	$9.11	$5.96
Total return[3]	22.60%	36.51%	11.10%	4.83%	52.85%	–11.31%[2]
Net assets, end of period (in millions).	$375	$191	$64	$29	$18	$5
Ratio of expenses to average net assets including reimbursement	1.84%	1.95%	2.22%	2.07%[4]	2.64%	2.21%
Ratio of net investment income (loss) to average net assets including reimbursement	–0.14%	0.24%	–0.80%	–1.07%[4]	–0.39%	0.20%
Ratio of expenses to average net assets excluding reimbursement	1.84%[5]	1.95%[5]	2.22%[5]	2.07%[4][5]	2.73%	3.52%
Ratio of net investment income (loss) to average net assets excluding reimbursement.	–0.14%[5]	0.24%[5]	–0.80%[5]	–1.07%[4][5]	–0.48%	–1.11%
Portfolio turnover rate	74%	87%	87%	61%	187%	16%

(1) Based on average shares outstanding.
(2) Includes redemption fees added to capital.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.........	$13.29	$ 9.91	$9.01	$8.61	$5.75	$6.56
Income (loss) from investment operations:						
Net investment loss	(0.07)	(0.06)[1]	(0.13)	(0.04)	(0.06)	(0.04)[1]
Net realized and unrealized gain (loss) on investments	2.88	3.54[1]	1.03	0.44	2.92	(0.77)
Total from investment operations................	2.81	3.48	0.90	0.40	2.86	(0.81)
Less distributions from:						
Net investment income......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period ...	$15.49	$13.29	$9.91	$9.01	$8.61	$5.75
Total return	21.33%	35.26%	9.99%	4.65%	49.74%	–12.35%
Net assets, end of period (in millions)...............	$20	$11	$6	$6	$6	$3
Ratio of expenses to average net assets including reimbursement	2.88%	2.91%	3.06%	2.86%[2]	3.46%	2.96%
Ratio of net investment loss to average net assets including reimbursement	–1.15%	–0.51%	–1.57%	–1.92%[2]	–1.15%	–0.55%
Ratio of expenses to average net assets excluding reimbursement	2.88%[3]	2.91%[3]	3.06%[3]	2.86%[2][3]	3.55%	4.27%
Ratio of net investment loss to average net assets excluding reimbursement....	–1.15%[3]	–0.51%[3]	–1.57%[3]	–1.92%[2][3]	–1.24%	–1.86%
Portfolio turnover rate	74%	87%	87%	61%	187%	16%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period............	$13.45	$10.01	$ 9.09	$8.68	$5.75	$6.55
Income (loss) from investment operations:						
Net investment loss	(0.08)	(0.06)[1]	(0.09)	(0.02)	(0.05)	(0.03)[1]
Net realized and unrealized gain (loss) on investments.............	2.97	3.60[1]	1.01	0.43	2.98	(0.77)
Total from investment operations	2.89	3.54	0.92	0.41	2.93	(0.80)
Less distributions from:						
Net investment income..........	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$15.73	$13.45	$10.01	$9.09	$8.68	$5.75
Total return	21.68%	35.51%	10.12%	4.72%	50.96%	−12.21%
Net assets, end of period (in millions)...................	$34	$18	$7	$3	$2	$1
Ratio of expenses to average net assets including reimbursement	2.60%	2.75%	3.06%	2.57%[2]	3.48%	2.94%
Ratio of net investment loss to average net assets including reimbursement	−0.87%	−0.50%	−1.68%	−1.59%[2]	−1.14%	−0.53%
Ratio of expenses to average net assets excluding reimbursement	2.60%[3]	2.75%[3]	3.06%[3]	2.57%[2][3]	3.57%	4.25%
Ratio of net investment loss to average net assets excluding reimbursement........	−0.87%[3]	−0.50%[3]	−1.68%[3]	−1.59%[2][3]	−1.23%	−1.84%
Portfolio turnover rate	74%	87%	87%	61%	187%	16%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the period from 7-24-03[1] to
	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$14.41	$10.67	$ 9.58	$9.13	$6.85
Income (loss) from investment operations:					
Net investment income (loss)	0.02	0.04[2]	(0.04)	(0.00)	(0.01)
Net realized and unrealized gain on investments.	3.26	3.87[2]	1.13	0.45	2.29
Total from investment operations	3.28	3.91	1.09	0.45	2.28
Less distributions from:					
Net investment income	(0.05)	(0.07)	(0.00)	(0.00)	(0.00)
Capital gains	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(0.66)	(0.17)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.03	$14.41	$10.67	$9.58	$9.13
Total return	22.95%	36.90%	11.38%	4.93%	33.28%
Net assets, end of period (in thousands)	$8,101	$3,790	$1,100	$707	$497
Ratio of expenses to average net assets including reimbursement. . . .	1.58%	1.68%	1.88%	1.64%[3]	2.01%[3]
Ratio of net investment income (loss) to average net assets including reimbursement	0.11%	0.46%	–0.47%	–0.68%[3]	–0.40%[3]
Ratio of expenses to average net assets excluding reimbursement . . .	1.58%[4]	1.68%[4]	1.88%[4]	1.64%[3][4]	2.18%[3]
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.11%[4]	0.46%[4]	–0.47%[4]	–0.68%[3][4]	–0.57%[3]
Portfolio turnover rate.	74%	87%	87%	61%	187%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.
(5)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended December 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period........	$14.01	$10.38	$ 9.28	$8.85	$5.81	$6.59
Income (loss) from investment operations:						
Net investment income (loss).........	0.09	0.14[2]	(0.01)	(0.01)	(0.01)	0.04[2]
Net realized and unrealized gain (loss) on investments........	3.15	3.70[2]	1.11	0.44	3.05	(0.82)
Total from investment operations..............	3.24	3.84	1.10	0.43	3.04	(0.78)
Less distributions from:						
Net investment income.....	(0.10)	(0.11)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains.............	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions...........	(0.71)	(0.21)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$16.54	$14.01	$10.38	$9.28	$8.85	$5.81
Total return.................	23.33%	37.28%	11.85%	4.86%	52.32%	–11.84%
Net assets, end of period (in thousands)......	$89	$76	$64	$58	$55	$34
Ratio of expenses to average net assets including reimbursement...	1.28%	1.42%	1.56%	1.82%[3]	2.49%	1.74%
Ratio of net investment income (loss) to average net assets including reimbursement...........	0.55%	1.12%	–0.06%	–0.88%[3]	–0.09%	0.67%
Ratio of expenses to average net assets excluding reimbursement...	1.28%[4]	1.42%[4]	1.56%[4]	1.82%[3][4]	2.65%	3.05%
Ratio of net investment income (loss) to average net assets excluding reimbursement...........	0.55%[4]	1.12%[4]	–0.06%[4]	–0.88%[3][4]	–0.25%	–0.64%
Portfolio turnover rate........	74%	87%	87%	61%	187%	16%

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Managers' Discussion of Ivy Real Estate Securities Fund

March 31, 2007




Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, the Fund's portfolio managers, discuss positioning, performance and results for the fiscal year ended March 31, 2007. Mr. Betlej has managed the Fund since its inception and has 22 years of industry experience. Mr. Bolken has managed the Fund for one year and has 17 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund advanced 18.09 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007, less than its benchmark index and less than the average of its peer group. The Dow Jones Wilshire Real Estate Securities Index (an unmanaged group of securities generally representative of the commercial real estate market) climbed 21.96 percent for the fiscal year while the Lipper Real Estate Funds Universe Average (a group of funds with similar investment objectives) rose 22.12 percent.

We are disappointed we did not keep pace with the Fund's benchmark by a significant margin. However, commercial real estate was one of the strongest performing sectors in the overall domestic equity market for the 12-month period ended March 31, 2007, and we benefited from this trend. Investors in real estate stocks enjoyed a rise in occupancy and increased rental rates for most property types. These strong business fundamentals for landlords, as well as merger and acquisition activity, attracted substantial investor interest, even as new residential real estate development sagged and single-family home resales plunged.

Growth outpaced value

We did not do as well as we had hoped because we positioned the portfolio with the expectation that the real estate sector's seven calendar year period of outperformance versus the overall equity market (as measured by the Standard & Poor's 500 Index) would cease. We held more value-oriented stocks in the earlier part of the year with the expectation that the valuation gap between these stocks and the higher growth, higher multiple companies would narrow. Instead, the momentum stocks continued to surge while value languished in the market.

The strength of underlying operating fundamentals for real estate companies continued despite disruptive market influences such as the inverted yield curve in the bond market, a dramatic slowdown in residential real estate, a depreciating dollar and negative geopolitical events. Earnings for real estate companies reflected strong demand for U.S. office, retail, industrial and hotel space.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006

Company	Change in weighting
Simon Property Group, Inc.	Increased
ProLogis	Decreased
Vornado Realty Trust	Increased
Boston Properties, Inc.	New to Top 10
Host Hotels & Resorts, Inc.	New to Top 10
Public Storage, Inc.	New to Top 10
Archstone-Smith Trust	New to Top 10
Brookfield Properties Corporation	Decreased
Equity Residential	Decreased
AvalonBay Communities, Inc.	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Costs constrained new construction

Inflation remained persistent in the overall economy, but was dramatically higher in the real estate market. The cost of steel, concrete, copper and oil-based building materials increased at a multiple factor of the consumer price index. Typically, strength in fundamentals translates into a new wave of development. Today, however, development remains quite restrained as rental rates have not risen enough to make new building at the higher costs feasible. As long as the economy continues to slowly improve, we believe real estate should continue to generate strong rental rate growth without new development ruining the party.

While valuation of real estate stocks has risen dramatically in the past few years, the very favorable financing markets for real estate have brought on a surge of merger and acquisition activity for the public real estate companies. With more than $70 billion of real estate merger activity occurring in calendar year 2006, private market investors voted with their checkbook, suggesting that the public real estate markets were undervalued. The Fund, however, did not participate significantly in this wave of privatizations; many of the companies taken over were weaker operators -- the kind that we typically have underweighted in the portfolio. We were also underweight in the office subsector, which had substantial merger activity. In fact, our results were negatively affected by having a much smaller-than-index position in Equity Office Properties, a company that was the subject of takeover activity.

Hotels, industrial space were points of focus

We positioned the portfolio defensively at the beginning of the fiscal year, reflecting our expectation of a slowing of the economic growth. When it appeared that economic growth would be sustained, we shifted emphasis to what we felt were high quality growth companies operating in supply-constrained markets or in operating niches that would be expected to generate high quality earnings growth.

During the year, hotel and industrial companies were emphasized due to earnings growth potential and individual company stories. Hotel companies are benefiting from the strength of the business traveler and, more specifically, hotel managers are seeing a significant upswing in incentive management fees at this point in the cycle. Industrial companies saw significant increases in occupancy in the past year, allowing for very profitable growth driven by rent increases.

Our outlook

In the coming year, we believe that office companies have the greatest potential for rental increases. Their markets are improving, in our opinion, allowing for increases in rents and declining costs to lease out properties. We also feel that regional mall companies should continue to have strong results as tenants continue to seek space in malls that generate sales growth and serve more affluent consumers.

Supply-constrained markets, such as Southern California, New York and Seattle, continue to be favorites for investment as new development is difficult due to high land and building costs. These markets should maintain the best fundamentals and investor interest, in our view.

We believe that positive performance should continue for these stocks, subject to continued growth in the economy and jobs. Valuations, however, have pushed the high end of historic norms -- news, both positive and negative, can stir emotions of investors, so one should expect volatility going forward. Still, we feel that strong fundamentals should drive these stocks upward in the long run.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	Ivy Real Estate Securities Fund, Class A Shares[1]	$38,491
— — — —	Dow Jones Wilshire Real Estate Securities Index[2]	$43,747
- - - - - -	Lipper Real Estate Funds Universe Average[2]	$41,684



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 1999.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Average Annual Total Return[3]					
	Class A	Class B	Class C	Class Y	Class R
1-year period ended 3-31-07	11.30%	12.93%	17.17%	18.32%	17.98%
5-year period ended 3-31-07	20.64%	—	—	—	—
10-year period ended 3-31-07	—	—	—	—	—
Since inception of Class[4] through 3-31-07	18.11%	22.00%	22.84%	24.08%	25.46%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.

(4)2-25-99 for Class A shares, 12-8-03 for Class B, Class C and Class Y shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY REAL ESTATE SECURITIES FUND

Portfolio Highlights

On March 31, 2007, Ivy Real Estate Securities Fund had net assets totaling $707,775,866 invested in a diversified portfolio of:

94.98%	Domestic Common Stocks
3.66%	Foreign Common Stocks
1.36%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:

Sector Weightings



Shelter Stocks	$88.30
Business Equipment and Services Stocks	$ 4.01
Miscellaneous Stocks	$ 3.26
Consumer Services Stocks.	$ 3.07
Cash and Cash Equivalents	$ 1.36

The Investments of Ivy Real Estate Securities Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Business Equipment and Services – 4.01%		
Brookfield Properties Corporation	643,000	$ 25,912,900
CB Richard Ellis Group, Inc., Class A*	72,400	2,474,632
		28,387,532
Finance Companies – 0.40%		
Quadra Realty Trust, Inc.*	218,600	**2,850,544**
Health Care – General – 0.32%		
Brookdale Senior Living, Inc.	50,700	**2,264,262**
Hotels and Gaming – 3.07%		
Hilton Hotels Corporation.	252,700	9,087,092
Marriott International, Inc., Class A	58,200	2,849,472
Starwood Hotels & Resorts Worldwide, Inc.	150,700	9,772,895
		21,709,459
Multiple Industry – 2.22%		
Digital Realty Trust, Inc.	117,400	4,684,260
Forest City Enterprises, Inc., Class A	159,478	10,554,254
Macquarie Infrastructure Company Trust.	11,239	441,693
		15,680,207
Real Estate Investment Trust – 88.30%		
AMB Property Corporation.	207,500	12,198,925
Acadia Realty Trust	121,800	3,175,326
Alexandria Real Estate Equities, Inc.	81,400	8,170,118
American Campus Communities, Inc.	303,600	9,196,044
American Financial Realty Trust	260,100	2,621,808
Apartment Investment and Management Company,		
Class A	67,600	3,899,844
Archstone-Smith Trust	494,500	26,841,460
Associated Estates Realty Corporation	137,500	1,937,375
AvalonBay Communities, Inc.	170,100	22,113,000
BioMed Realty Trust, Inc.	455,812	11,987,856
Boston Properties, Inc.	262,800	30,852,720
Brandywine Realty Trust.	423,200	14,139,112
Camden Property Trust	210,000	14,765,100
Corporate Office Properties Trust	190,000	8,679,200
DCT Industrial Trust Inc.	540,400	6,392,932
Developers Diversified Realty Corporation	266,600	16,769,140
Equity Inns, Inc.	136,400	2,234,232
Equity Lifestyle Properties, Inc.	100,900	5,449,609
Equity Residential	495,000	23,873,850

See Notes to Schedule of Investments on page 242.

The Investments of Ivy Real Estate Securities Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust (Continued)		
Essex Property Trust, Inc.	33,300	$ 4,311,684
Extra Space Storage Inc.	124,000	2,348,560
Federal Realty Investment Trust.	78,900	7,149,918
First Potomac Realty Trust	166,900	4,768,333
General Growth Properties, Inc.	321,932	20,787,149
Hersha Hospitality Trust	113,700	1,339,386
Highland Hospitality Corporation	220,900	3,932,020
Home Properties, Inc.	93,900	4,958,859
Hospitality Properties Trust	57,800	2,705,040
Host Hotels & Resorts, Inc.	1,167,747	30,723,424
Innkeepers USA Trust	117,700	1,916,156
Kilroy Realty Corporation	77,300	5,700,875
Kimco Realty Corporation	447,600	21,816,024
Kite Realty Group Trust	264,900	5,284,755
LaSalle Hotel Properties	69,200	3,208,112
Liberty Property Trust	187,200	9,120,384
Macerich Company (The)	134,000	12,376,240
Mack-Cali Realty Corporation	44,200	2,105,246
Maguire Properties, Inc.	280,400	9,971,024
Mid-America Apartment Communities, Inc.	71,000	3,994,460
Newcastle Investment Corp.	124,900	3,463,477
NorthStar Realty Finance Corp.	134,000	2,038,140
PS Business Parks, Inc.	46,800	3,300,336
ProLogis	667,965	43,370,967
Public Storage, Inc.	290,700	27,520,569
RAIT Financial Trust	30,700	857,758
Regency Centers Corporation	142,500	11,905,875
SL Green Realty Corp.	148,900	20,426,102
Simon Property Group, Inc.	473,000	52,621,250
Sunstone Hotel Investors, Inc.	295,400	8,052,604
Tanger Factory Outlet Centers, Inc.	88,000	3,554,320
Taubman Centers, Inc.	155,500	9,017,445
U-Store-It Trust	184,200	3,706,104
UDR, Inc.	174,642	5,347,538
Ventas, Inc.	192,900	8,126,877
Vornado Realty Trust	268,200	32,006,988
Weingarten Realty Investors	123,300	5,864,148
		624,995,798
Utilities – Telephone – 0.32%		
Crown Castle International Corp.*	70,300	**2,258,739**
TOTAL COMMON STOCKS – 98.64%		**$698,146,541**
(Cost: $507,590,112)		

See Notes to Schedule of Investments on page 242.

The Investments of Ivy Real Estate Securities Fund

March 31, 2007

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Aircraft – 0.11%		
United Technologies Corporation,		
5.25%, 4–4–07	$ 750	$ 749,672
Aluminum – 0.79%		
Alcoa Incorporated,		
5.44%, 4–2–07	5,567	5,566,159
Capital Equipment – 0.42%		
Caterpillar Inc.,		
5.3%, 4–9–07	3,000	2,996,466
TOTAL SHORT-TERM SECURITIES – 1.32%		$ 9,312,297
(Cost: $9,312,297)		
TOTAL INVESTMENT SECURITIES – 99.96%		$707,458,838
(Cost: $516,902,409)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.04%		317,028
NET ASSETS – 100.00%		$707,775,866

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY REAL ESTATE SECURITIES FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $516,902) (Notes 1 and 3)	$707,459
Cash	30
Receivables:	
Dividends and interest.	2,337
Investment securities sold	1,677
Fund shares sold	1,438
Prepaid and other assets	69
Total assets	713,010

LIABILITIES

Payable for investment securities purchased	3,383
Payable to Fund shareholders	864
Accrued management fee (Note 2)	541
Accrued shareholder servicing (Note 2).	186
Accrued service fee (Note 2)	151
Accrued distribution fee (Note 2)	30
Accrued accounting services fee (Note 2)	15
Other	64
Total liabilities	5,234
Total net assets	$707,776

NET ASSETS

Capital paid in (shares authorized – unlimited)	$498,141
Accumulated undistributed income:	
Accumulated undistributed net investment income.	294
Accumulated undistributed net realized gain	
on investment transactions	18,785
Net unrealized appreciation in value of investments.	190,556
Net assets applicable to outstanding units of capital.	$707,776
Net asset value per share (net assets divided by shares outstanding):	
Class A	$26.14
Class B	$25.91
Class C	$26.01
Class Y	$26.15
Class R	$26.14
Capital shares outstanding:	
Class A	15,117
Class B	838
Class C	996
Class Y	10,127
Class R	6

See Notes to Financial Statements.

Statement of Operations

IVY REAL ESTATE SECURITIES FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $67)	$12,391
Interest and amortization	556
Total income	12,947
Expenses (Note 2):	
Investment management fee	5,326
Shareholder servicing:	
Class A	1,048
Class B	102
Class C	84
Class Y	355
Class R	—*
Service fee:	
Class A	756
Class B	44
Class C	52
Class Y	591
Class R	—*
Distribution fee:	
Class A	34
Class B	133
Class C	157
Class R	—*
Accounting services fee	161
Custodian fees	32
Audit fees	24
Legal fees	17
Other	240
Total expenses	9,156
Net investment income	3,791

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	36,618
Unrealized appreciation in value of investments during the period	57,001
Net gain on investments	93,619
Net increase in net assets resulting from operations	$97,410

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY REAL ESTATE SECURITIES FUND

(In Thousands)

	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,791	$ 4,120
Realized net gain on investments	36,618	16,076
Unrealized appreciation	57,001	95,208
Net increase in net assets resulting from operations	97,410	115,404
Distributions to shareholders from (Note 1F):(1)		
Net investment income:		
Class A	(1,898)	(1,724)
Class B	(—)	(4)
Class C	(—)	(16)
Class Y	(1,896)	(2,078)
Class R	(1)	(—)*
Realized gains on investment transactions:		
Class A	(13,023)	(7,984)
Class B	(719)	(494)
Class C	(855)	(541)
Class Y	(9,462)	(6,941)
Class R	(5)	(—)
	(27,859)	(19,782)
Capital share transactions (Note 5)	134,609	85,348
Total increase	204,160	180,970
NET ASSETS		
Beginning of period	503,616	322,646
End of period	$707,776	$503,616
Undistributed net investment income	$ 294	$ 298

*Not shown due to rounding.

(1)See “Financial Highlights” on pages 246 - 250.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended July 31,	
	2007	**2006**	**2005**	**3-31-04**	**2003**	**2002**
Net asset value, beginning of period.........	$23.11	$18.13	$16.99	$13.42	$11.93	$11.67
Income from investment operations:						
Net investment income......	0.10	0.15	0.15[1]	0.62	0.48	0.32
Net realized and unrealized gain on investments	4.05	5.81	1.93[1]	3.38	1.72	1.01
Total from investment operations................	4.15	5.96	2.08	4.00	2.20	1.33
Less distributions from:						
Net investment income......	(0.15)	(0.18)	(0.25)	(0.24)	(0.48)	(0.28)
Capital gains..............	(0.97)	(0.80)	(0.69)	(0.19)	(0.23)	(0.79)
Total distributions.............	(1.12)	(0.98)	(0.94)	(0.43)	(0.71)	(1.07)
Net asset value, end of period ...	$26.14	$23.11	$18.13	$16.99	$13.42	$11.93
Total return[2]	18.09%	33.53%	12.09%	29.78%	19.65%	12.31%
Net assets, end of period (in millions)...............	$395	$256	$155	$44	$60	$32
Ratio of expenses to average net assets including voluntary expense waiver	1.57%	1.64%	1.67%	1.48%[3][4]	1.46%	1.50%
Ratio of net investment income to average net assets including voluntary expense waiver	0.54%	0.91%	0.95%	4.35%[3][4]	2.95%	2.83%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.57%[5]	1.64%[5]	1.67%[5]	1.49%[3][4]	1.46%[5]	1.69%
Ratio of net investment income to average net assets excluding voluntary expense waiver	0.54%[5]	0.91%[5]	0.95%[5]	4.34%[3][4]	2.95%[5]	2.64%
Portfolio turnover rate	35%	35%	48%	35%	48%	101%

(1) Based on average weekly shares outstanding.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$23.00	$18.08	$16.97	$15.18
Income (loss) from investment operations:				
Net investment income (loss)	(0.09)	0.01	(0.07)[2]	0.07
Net realized and unrealized gain on investments.	3.97	5.72	1.95[2]	2.08
Total from investment operations	3.88	5.73	1.88	2.15
Less distributions from:				
Net investment income	(0.00)	(0.01)	(0.08)	(0.17)
Capital gains	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(0.97)	(0.81)	(0.77)	(0.36)
Net asset value, end of period	$25.91	$23.00	$18.08	$16.97
Total return	16.93%	32.19%	10.91%	14.46%
Net assets, end of period (in millions)	$22	$15	$10	$2
Ratio of expenses to average net assets	2.57%	2.66%	2.73%	3.02%[3]
Ratio of net investment income (loss) to average net assets	−0.42%	0.01%	−0.24%	−5.40%[3]
Portfolio turnover rate	35%	35%	48%	35%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$23.04	$18.10	$16.99	$15.18
Income (loss) from investment operations:				
Net investment income (loss)	(0.06)	0.03	0.12	0.08
Net realized and unrealized gain on investments.	4.00	5.73	1.82	2.09
Total from investment operations	3.94	5.76	1.94	2.17
Less distributions from:				
Net investment income	(0.00)	(0.02)	(0.14)	(0.17)
Capital gains	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(0.97)	(0.82)	(0.83)	(0.36)
Net asset value, end of period	$26.01	$23.04	$18.10	$16.99
Total return	17.17%	32.38%	11.21%	14.59%
Net assets, end of period (in millions)	$26	$17	$10	$2
Ratio of expenses to average net assets	2.39%	2.46%	2.49%	2.82%[2]
Ratio of net investment income (loss) to average net assets	–0.28%	0.15%	0.14%	–4.46%[2]
Portfolio turnover rate	35%	35%	48%	35%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$23.12	$18.14	$16.99	$15.18
Income from investment operations:				
Net investment income	0.23	0.27	0.26[2]	0.04
Net realized and unrealized gain on investments.	3.97	5.75	1.87[2]	2.15
Total from investment operations	4.20	6.02	2.13	2.19
Less distributions from:				
Net investment income	(0.20)	(0.24)	(0.29)	(0.19)
Capital gains	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(1.17)	(1.04)	(0.98)	(0.38)
Net asset value, end of period	$26.15	$23.12	$18.14	$16.99
Total return	18.32%	33.86%	12.40%	14.78%
Net assets, end of period (in millions)	$265	$216	$148	$91
Ratio of expenses to average net assets	1.37%	1.39%	1.44%	1.60%[3]
Ratio of net investment income to average net assets	0.94%	1.27%	1.59%	0.14%[3]
Portfolio turnover rate	35%	35%	48%	35%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-07	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$23.11	$20.55
Income (loss) from investment operations:		
Net investment income (loss)	0.15	(0.20)
Net realized and unrealized		
gain on investments.	3.98	2.79
Total from investment operations	4.13	2.59
Less distributions from:		
Net investment income	(0.13)	(0.03)
Capital gains	(0.97)	(0.00)
Total distributions	(1.10)	(0.03)
Net asset value, end of period	$26.14	$23.11
Total return	17.98%	12.59%
Net assets, end of period (in thousands)	$158	$113
Ratio of expenses to average net assets	1.68%	1.73%[2]
Ratio of net investment income		
(loss) to average net assets	0.43%	–3.64%[2]
Portfolio turnover rate	35%	35%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2006.

See Notes to Financial Statements.

Manager's Discussion of Ivy Small Cap Value Fund

March 31, 2007



The Ivy Small Cap Value Fund is subadvised by BlackRock Capital Management, Inc.*

Below, Wayne J. Archambo, CFA, the Fund's portfolio manager, discusses the Fund's positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund for two years and has 22 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 8.26 percent (Class A shares at net asset value) for the 12 months ended March 31, 2007, underperforming its benchmark index. By comparison, the Russell 2000 Value Index (reflecting the performance of securities that generally represent small company value stocks) increased 10.36 percent during the period. The Lipper Small-Cap Value Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 7.83 percent during the period.

A volatile year

We faced a challenging year for small-capitalization stocks as increased volatility and a slowing domestic economy led investors to favor larger cap segments of the market. In this environment, value outpaced growth across the market capitalization spectrum. Following a pronounced sell-off in early May, prompted by spiking energy prices and the Federal Reserve's 16th consecutive increase in short-term interest rates, equities rallied. Crude oil prices pulled back toward $60/barrel from their early August highs near $77/barrel. Moving into the first quarter of 2007, equity markets came under pressure following a sharp sell-off overseas. Furthermore, concern surrounding the subprime mortgage market and continued weakness in the housing sector weighed on investors' appetite for risk. However, despite these headwinds, domestic equities ended the quarter in positive territory, contributing to overall gains for the fiscal year.

Within the benchmark Russell 2000 Value Index, utilities, materials and consumer staples were among the strongest performing sectors, while financials and information technology lagged overall index returns. Within the Fund, stock selection gains in consumer discretionary and utilities were largely offset by weakness in financials and energy.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006	
Company	Change in weighting
BJ's Wholesale Club, Inc.	New to Top 10
Orient-Express Hotels Ltd.	New to Top 10
DJO Incorporated	New to Top 10
Brink's Company (The)	Decreased
Silgan Holdings Inc.	New to Top 10
Pilgrim's Pride Corporation	New to Top 10
Hain Celestial Group, Inc. (The)	New to Top 10
Piper Jaffray Companies	Decreased
Texas Industries, Inc.	New to Top 10
Waste Connections, Inc.	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Holdings.

Despite fears of a slowdown in consumer spending, specialty retailers and hotel and resort holdings were among the key performance drivers in the consumer discretionary sector. Within the Fund, stock selection among specialty retailers added the greatest value, benefiting in part from continued merger-and-acquisition activity within the sector. For example, a private equity group purchased Petco Animal Supplies at a substantial premium. OfficeMax was another contributor to our return. A new management team was able to significantly boost profit margins at the chain of office-supply superstores. Also, hotel and resort holdings added value, led by Orient-Express Hotels Ltd. and Vail Resorts, Inc.

In utilities, solid stock selection, particularly among electric utilities, and an overweight among multi-utilities, contributed to favorable sector comparisons. ITC Holdings Corp. was a standout performer within the sector. Building upon earlier gains, shares of the electricity transmission company spiked higher in mid-January following an announced deal to acquire the transmission assets of Interstate Power & Light Co.

Conversely, the Fund underperformed the Russell 2000 Value Index in financials. Within the sector, an overweight in capital market stocks and underweights among thrifts and mortgage finance and commercial banks added value. However, these relative gains were overshadowed by the negative impact of an underweight and stock selection among Real Estate Investment Trusts (REITs) and disappointing performance from holdings in the insurance and commercial banking sub-sectors. We continue to believe REITs, which made up 14 percent of the index, are unattractive from both a valuation and yield standpoint. As such, we are maintaining our underweight position. In addition, disappointing stock selection hampered performance comparisons in energy as the Fund remained market weight. The sector was highly volatile during the period as crude oil prices bounced between $50/barrel and $77/barrel, before closing March above the $65/barrel mark. Notable individual detractors included coal producer Massey Energy and equipment and service providers Carbo Ceramics and Hercules Offshore, Inc.

Our outlook

Looking ahead, we expect increased volatility in the equity markets as the positive catalysts of ample liquidity, ongoing strength in merger-and-acquisition activity, aggressive stock buybacks and a possible easing in monetary policy fight the headwinds of slowing economic growth, further deterioration in the housing market and contracting corporate profit margins. Accordingly, the Fund is more neutrally positioned from a sector perspective; with a continued focus on holding stocks of what we feel are high-quality, small-cap companies. As we enter the second quarter of 2007, the most notable sector positioning relative to the benchmark Russell 2000 Value Index includes overweights in consumer staples, health care and industrials, and underweights in information technology and financials, primarily driven by our underweight exposure to REITs and banks. We believe the Fund is well positioned to continue to benefit from heightened merger-and-acquisition activity as our investment process generally leads us to own what we believe to be attractively valued stocks of solid companies that also have the potential to be compelling private equity and leveraged buyout candidates.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

*Please note that, effective September 29, 2006, the Fund's subadvisor changed from BlackRock Financial Management, Inc. to BlackRock Capital Management, Inc. due to the contribution by Merrill Lynch & Co., Inc. of its investment management business, Merrill Lynch Investment Managers, to BlackRock, Inc. to form a new asset management company. Between September 29, 2006 and February 2, 2007, BlackRock Capital Management, Inc. served as interim subadvisor.

Comparison of Change in Value of $10,000 Investment

—————— Ivy Small Cap Value Fund, Class A Shares[1]	$24,136
— — — — Russell 2000 Value Index	$29,570
- - - - - - Lipper Small-Cap Value Funds Universe Average	$27,868



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	2.04%	3.17%	7.43%	8.70%
5-year period ended 3-31-07	8.06%	—	—	—
10-year period ended 3-31-07	11.12%	—	—	—
Since inception of Class[3] through 3-31-07	—	10.88%	11.95%	13.19%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 12-8-03 for Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY SMALL CAP VALUE FUND

Portfolio Highlights

On March 31, 2007, Ivy Small Cap Value Fund had net assets totaling $163,063,521 invested in a diversified portfolio of:

87.14%	Domestic Common Stocks
6.45%	Foreign Common Stocks
6.41%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:

Sector Weightings



Financial Services Stocks	$18.45
Business Equipment and Services Stocks	$12.73
Consumer Nondurables Stocks	$ 8.40
Retail Stocks	$ 8.35
Consumer Services Stocks.	$ 8.29
Technology Stocks	$ 6.82
Health Care Stocks	$ 6.81
Cash and Cash Equivalents	$ 6.41
Capital Goods Stocks	$ 6.27
Utilities Stocks	$ 4.90
Shelter Stocks	$ 4.38
Energy Stocks	$ 4.25
Miscellaneous Stocks	$ 3.94

The Investments of Ivy Small Cap Value Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Aircraft – 1.32%		
K&F Industries Holdings, Inc.*	20,800	$ 560,144
Orbital Sciences Corporation*	85,100	1,594,774
		2,154,918
Aluminum – 1.01%		
Kaiser Aluminum Corporation*	21,100	1,646,328
Banks – 9.86%		
Boston Private Financial Holdings, Inc.	85,500	2,385,450
Cathay General Bancorp	57,300	1,947,341
Columbia Banking System, Inc.	27,500	927,025
First Midwest Bancorp, Inc.	52,400	1,926,748
First Niagara Financial Group, Inc.	155,300	2,158,670
First State Bancorporation	37,300	839,996
KBW, Inc.*	53,300	1,852,708
Umpqua Holdings Corporation	62,574	1,676,670
United Bankshares, Inc.	30,600	1,072,377
Wintrust Financial Corporation	28,800	1,284,624
		16,071,609
Broadcasting – 0.33%		
Outdoor Channel Holdings, Inc.*	53,500	545,700
Business Equipment and Services – 12.22%		
Administaff, Inc.	23,200	816,640
Brink's Company (The)	63,600	4,035,420
CACI International Inc, Class A*	16,600	777,876
Dollar Thrifty Automotive Group, Inc.*	18,500	944,240
Education Realty Trust, Inc.	82,700	1,222,306
H&E Equipment Services, Inc.*	56,700	1,217,916
Lennox International Inc.	14,916	532,501
PHH Corporation*	75,500	2,307,280
Premiere Global Services, Inc.*	51,595	578,896
Sunterra Corporation*	72,239	1,132,346
TriZetto Group, Inc. (The)*	71,000	1,420,000
Waste Connections, Inc.*	84,450	2,528,433
Watson Wyatt & Company Holdings, Inc., Class A	49,500	2,408,175
		19,922,029
Capital Equipment – 2.52%		
Actuant Corporation, Class A.	35,000	1,776,600
Astec Industries, Inc.*	37,300	1,500,206
Chart Industries, Inc.*	14,455	262,141
Gardner Denver, Inc.*	16,200	564,570
		4,103,517

See Notes to Schedule of Investments on page 260.

The Investments of Ivy Small Cap Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Chemicals – Specialty – 0.65%		
H.B. Fuller Company	39,000	$ 1,063,530
Communications Equipment – 1.54%		
Dycom Industries, Inc.*	72,749	1,895,839
LoJack Corporation*.	32,292	612,579
		2,508,418
Computers – Peripherals – 3.51%		
Electronics for Imaging, Inc.*	67,100	1,575,173
Imation Corp.	57,200	2,309,736
Lawson Software, Inc.*.	152,100	1,229,729
TIBCO Software Inc.*.	71,663	610,927
		5,725,565
Construction Materials – 1.57%		
Texas Industries, Inc.	33,800	2,552,914
Containers – 2.24%		
Silgan Holdings Inc.	71,651	3,659,575
Cosmetics and Toiletries – 0.95%		
Nu Skin Enterprises, Inc., Class A.	94,263	1,557,225
Electronic Components – 0.45%		
RF Micro Devices, Inc.*	39,700	246,934
Varian Semiconductor Equipment Associates, Inc.*	9,200	490,820
		737,754
Finance Companies – 0.89%		
Jackson Hewitt Tax Service Inc.	45,100	1,451,318
Food and Related – 5.21%		
Hain Celestial Group, Inc. (The)*	102,357	3,076,851
Pilgrim's Pride Corporation	99,500	3,302,405
Ralcorp Holdings, Inc.*.	32,988	2,121,128
		8,500,384
Health Care – Drugs – 1.41%		
Axcan Pharma Inc.*	139,454	2,303,083
Health Care – General – 2.57%		
DJO Incorporated*	110,397	4,184,046
Hospital Supply and Management – 2.83%		
Kindred Healthcare, Inc.*.	67,700	2,219,206
Magellan Health Services, Inc.*.	57,000	2,397,420
		4,616,626

See Notes to Schedule of Investments on page 260.

The Investments of Ivy Small Cap Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Hotels and Gaming – 5.87%		
Morgans Hotel Group Co.*...........................	59,516	$ 1,250,134
Orient-Express Hotels Ltd.	75,700	4,528,374
Pinnacle Entertainment, Inc.*	55,100	1,601,757
Vail Resorts, Inc.*.................................	40,487	2,199,659
		9,579,924
Insurance – Property and Casualty – 3.13%		
Aspen Insurance Holdings Limited	53,900	1,412,719
Endurance Specialty Holdings Ltd.	47,561	1,699,830
Platinum Underwriters Holdings, Ltd.	61,891	1,985,463
		5,098,012
Leisure Time Industry – 0.99%		
LeapFrog Enterprises, Inc.*.........................	56,238	601,747
RC2 Corporation*..................................	25,000	1,008,000
		1,609,747
Motion Pictures – 1.10%		
Regal Entertainment Group.........................	90,000	**1,788,300**
Motor Vehicle Parts – 0.15%		
Accuride Corporation*	17,279	**252,273**
Non-Residential Construction – 2.18%		
Perini Corporation*................................	31,300	1,153,718
Washington Group International, Inc.*................	36,100	2,397,762
		3,551,480
Petroleum – Domestic – 1.52%		
Delta Petroleum Corporation*	54,000	1,240,650
Goodrich Petroleum Corporation*	36,876	1,240,140
		2,480,790
Petroleum – Services – 2.73%		
Cal Dive International, Inc.*.........................	74,600	910,866
Hercules Offshore, Inc.*............................	58,983	1,547,714
Oceaneering International, Inc.*	25,100	1,057,212
Universal Compression Holdings, Inc.*	13,800	933,984
		4,449,776
Real Estate Investment Trust – 4.38%		
Arbor Realty Trust, Inc.	56,400	1,716,816
BioMed Realty Trust, Inc.	32,848	863,902
Corporate Office Properties Trust	31,200	1,425,216
DCT Industrial Trust Inc.	91,600	1,083,628
Gramercy Capital Corp.	26,219	804,399
Innkeepers USA Trust	76,190	1,240,373
		7,134,334
Restaurants – 0.77%		
Landry's Restaurants, Inc.	42,624	**1,261,670**

See Notes to Schedule of Investments on page 260.

The Investments of Ivy Small Cap Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Retail – Food Stores – 0.72%		
Ruddick Corporation	39,310	$ 1,182,445
Retail – General Merchandise – 3.21%		
BJ's Wholesale Club, Inc.*	134,100	4,536,603
Stage Stores, Inc.	30,100	701,631
		5,238,234
Retail – Specialty Stores – 3.65%		
Big 5 Sporting Goods Corporation.	38,900	1,007,899
Borders Group, Inc.	99,300	2,027,706
Genesco Inc.*.	15,000	622,950
Hot Topic, Inc.*	88,867	985,535
Jos. A. Bank Clothiers, Inc.*.	20,400	720,732
Talbots, Inc. (The).	24,600	581,052
		5,945,874
Savings and Loans – 1.73%		
Sterling Financial Corporation	62,548	1,951,185
WSFS Financial Corporation	13,492	867,468
		2,818,653
Security and Commodity Brokers – 2.84%		
GFI Group Inc.*	13,600	923,848
National Financial Partners Corp.	13,803	647,499
Piper Jaffray Companies*	49,328	3,055,376
		4,626,723
Timesharing and Software – 0.51%		
TradeStation Group, Inc.*.	65,800	827,106
Trucking and Shipping – 2.13%		
Kirby Corporation*	56,300	1,969,374
Knight Transportation, Inc.	84,300	1,502,226
		3,471,600
Utilities – Electric – 3.51%		
Black Hills Corporation.	56,900	2,092,213
ITC Holdings Corp.	33,200	1,437,228
PNM Resources, Inc.	68,100	2,199,630
		5,729,071
Utilities – Gas and Pipeline – 1.39%		
South Jersey Industries, Inc.	59,500	2,263,975
TOTAL COMMON STOCKS – 93.59%		**$152,614,526**
(Cost: $138,685,741)		

See Notes to Schedule of Investments on page 260.

The Investments of Ivy Small Cap Value Fund

March 31, 2007

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Capital Equipment – 2.45%		
Caterpillar Inc.,		
5.3%, 4–9–07	$4,000	$ 3,995,289
Forest and Paper Products – 2.00%		
Sonoco Products Co.,		
5.47%, 4–2–07	3,258	3,257,505
Health Care – Drugs – 1.84%		
GlaxoSmithKline Finance plc,		
5.3%, 4–10–07	3,000	2,996,025
TOTAL SHORT-TERM SECURITIES – 6.29%		$ 10,248,819
(Cost: $10,248,819)		
TOTAL INVESTMENT SECURITIES – 99.88%		$162,863,345
(Cost: $148,934,560)		
CASH, NET OF LIABILITIES AND OTHER ASSETS – 0.12%		200,176
NET ASSETS – 100.00%		$163,063,521

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP VALUE FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $148,935) (Notes 1 and 3)	$162,863
Receivables:	
Investment securities sold.	3,110
Fund shares sold.	522
Dividends and interest.	308
Prepaid and other assets	43
Total assets	166,846

LIABILITIES

Payable for investment securities purchased	3,239
Payable to Fund shareholders	265
Accrued management fee (Note 2)	114
Accrued shareholder servicing (Note 2).	70
Accrued service fee (Note 2)	35
Accrued distribution fee (Note 2)	13
Due to custodian.	13
Accrued accounting services fee (Note 2)	6
Other.	27
Total liabilities.	3,782
Total net assets.	$163,064

NET ASSETS

Capital paid in (shares authorized – unlimited)	$143,108
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(14)
Accumulated undistributed net realized gain	
on investment transactions	6,041
Net unrealized appreciation in value of investments.	13,929
Net assets applicable to outstanding units of capital.	$163,064
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.22
Class B	$15.48
Class C	$15.69
Class Y	$16.42
Capital shares outstanding:	
Class A	7,449
Class B	552
Class C	787
Class Y	1,301

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP VALUE FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 1,704
Interest and amortization	310
Total income	2,014
Expenses (Note 2):	
Investment management fee	1,150
Shareholder servicing:	
Class A	459
Class B	58
Class C	55
Class Y	32
Service fee:	
Class A	228
Class B	18
Class C	27
Class Y	52
Distribution fee:	
Class A	12
Class B	55
Class C	81
Accounting services fee	66
Audit fees	20
Custodian fees	15
Legal fees	4
Other	110
Total expenses	2,442
Net investment loss	(428)
REALIZED AND UNREALIZED GAIN (LOSS) **ON INVESTMENTS (NOTES 1 AND 3)**	
Realized net gain on investments	13,402
Unrealized depreciation in value of investments during the period	(1,667)
Net gain on investments	11,735
Net increase in net assets resulting from operations	$11,307

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP VALUE FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (428)	$ (911)
Realized net gain on investments	13,402	15,553
Unrealized appreciation (depreciation)	(1,667)	3,388
Net increase in net assets resulting from operations	11,307	18,030
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(8,051)	(13,964)
Class B	(627)	(1,186)
Class C	(925)	(1,589)
Class Y	(1,624)	(4,122)
	(11,227)	(20,861)
Capital share transactions (Note 5)	35,884	26,322
Total increase	35,964	23,491
NET ASSETS		
Beginning of period.	127,100	103,609
End of period.	$163,064	$127,100
Undistributed net investment loss	$ (14)	$ (10)

(1)See "Financial Highlights" on pages 264 - 267.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended July 31,	
	2007	2006	2005	3-31-04	2003	2002
Net asset value, beginning of period.........	$16.24	$16.88	$16.68	$13.02	$12.25	$15.05
Income (loss) from investment operations:						
Net investment loss	(0.03)	(0.11)	(0.13)	(0.08)	(0.09)	(0.08)
Net realized and unrealized gain (loss) on investments.........	1.35	2.62	1.52	3.76	1.74	(1.84)
Total from investment operations................	1.32	2.51	1.39	3.68	1.65	(1.92)
Less distributions from:						
Net investment income......	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*	(0.00)
Capital gains	(1.34)	(3.15)	(1.19)	(0.02)	(0.88)	(0.88)
Total distributions.............	(1.34)	(3.15)	(1.19)	(0.02)	(0.88)	(0.88)
Net asset value, end of period ...	$16.22	$16.24	$16.88	$16.68	$13.02	$12.25
Total return[1]	8.26%	16.44%	8.23%	28.29%	14.91%	–13.27%
Net assets, end of period (in millions)...............	$121	$86	$66	$65	$59	$53
Ratio of expenses to average net assets including voluntary expense waiver	1.74%	1.80%	1.76%	1.65%[2][3]	1.53%	1.27%
Ratio of net investment loss to average net assets including voluntary expense waiver	–0.24%	–0.76%	–0.79%	–0.76%[2][3]	–0.82%	–0.57%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.74%[4]	1.80%[4]	1.76%[4]	1.65%[2,3,4]	1.53%[4]	1.37%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–0.24%[4]	–0.76%[4]	–0.79%[4]	–0.76%[2,3,4]	–0.82%[4]	–0.67%
Portfolio turnover rate	123%	157%	124%	27%	54%	37%

*Not shown due to rounding.

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

(2) Annualized.

(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND

Class B Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to
	2007	2006	2005	3-31-04
Net asset value, beginning of period	$15.72	$16.59	$16.61	$15.27
Income (loss) from investment operations:				
Net investment loss	(0.14)	(0.25)	(0.23)	(0.05)
Net realized and unrealized gain on investments	1.24	2.53	1.40	1.41
Total from investment operations	1.10	2.28	1.17	1.36
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period	$15.48	$15.72	$16.59	$16.61
Total return	7.11%	15.28%	6.92%	8.93%
Net assets, end of period (in millions)	$9	$7	$5	$1
Ratio of expenses to average net assets	2.82%	2.84%	3.02%	3.79%[2]
Ratio of net investment loss to average net assets	–1.33%	–1.80%	–1.88%	–2.93%[2]
Portfolio turnover rate	123%	157%	124%	27%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$15.87	$16.67	$16.63	$15.27
Income (loss) from investment operations:				
Net investment loss.	(0.12)	(0.21)	(0.19)	(0.05)
Net realized and unrealized gain on investments.	1.28	2.56	1.42	1.43
Total from investment operations	1.16	2.35	1.23	1.38
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period	$15.69	$15.87	$16.67	$16.63
Total return	7.43%	15.64%	7.28%	9.06%
Net assets, end of period (in millions)	$12	$10	$8	$2
Ratio of expenses to average net assets	2.52%	2.54%	2.65%	2.83%[2]
Ratio of net investment loss to average net assets	−1.04%	−1.50%	−1.53%	−2.00%[2]
Portfolio turnover rate.	123%	157%	124%	27%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$16.36	$16.92	$16.68	$15.27
Income (loss) from investment operations:				
Net investment income (loss)	0.03	(0.06)	(0.10)	(0.04)
Net realized and unrealized gain on investments.	1.37	2.65	1.53	1.47
Total from investment operations	1.40	2.59	1.43	1.43
Less distributions from:				
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period	$16.42	$16.36	$16.92	$16.68
Total return	8.70%	16.88%	8.48%	9.38%
Net assets, end of period (in millions)	$21	$24	$25	$25
Ratio of expenses to average net assets	1.39%	1.41%	1.53%	1.60%[2]
Ratio of net investment income (loss) to average net assets	0.08%	−0.37%	−0.56%	−0.82%[2]
Portfolio turnover rate	123%	157%	124%	27%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Manager's Discussion of Ivy Value Fund

March 31, 2007



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2007. He has managed the Fund since its inception and has 15 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund increased 14.12 percent (Class A shares at net asset value), underperforming its benchmark but outperforming its peer group. By comparison, the Russell 1000 Value Index (reflecting the performance of securities that generally represent the value sector of the stock market) increased 16.87 percent during the period, and the Lipper Large-Cap Value Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 13.78 percent.

For the fiscal year, higher growth areas generally lagged behind the more traditional value areas. Meanwhile, economic activity was robust for much of 2006, with corporate earnings growth and profit margins near all-time highs. However, that appears to be slowing as we move through calendar year 2007. Housing has slowed and interest rates are up year over year. Also, the inverted bond market yield curve (short-term rates were higher than long-term rates) was a classic indicator of slowing economic performance this past year.

While corporate profit margins are still healthy, the reinvestment opportunities of that cash to generate future growth appear slim, in our opinion. This is reflected in changing corporate behavior, with more companies choosing to pay down debt or buy back stock, as opposed to investing for future growth by building more plants.

Utilities and telecom led, health care detracted

The markets were led by utilities and telecommunications, perhaps because these are less cyclical areas that likely will be affected less by slowing economic conditions. Areas of poor performance this past year included health care, consumer durables and technology. The Fund underperformed its benchmark primarily due to a few poor stock selections in health care at the beginning of the fiscal period. Our relative performance improved as the year wore on.

Our outlook

The Fund has concentrated its holdings into fewer names as conditions have dictated. However, our basic approach has not changed: we continue to search for what we feel are high-quality investment ideas, one by one, with stock prices that look to be cheap relative to a company's prospects. Furthermore, we remain diversified across economic sectors in an effort to maximize our ability to manage risk.

Changes to Top 10 Equity Holdings March 31, 2007 compared to March 31, 2006

Company	Change in weighting
Exxon Mobil Corporation	Unchanged
Bank of America Corporation	Increased
J.P. Morgan Chase & Co.	Increased
Hewlett-Packard Company	Increased
Unum Group	New to Top 10
Altria Group, Inc.	New to Top 10
ChevronTexaco Corporation	Increased
Travelers Companies, Inc. (The)	New to Top 10
Citigroup Inc.	Decreased
FirstEnergy Corp.	New to Top 10

See your advisor or www.ivyfunds.com for more information on the Fund's most currently reported Top 10 Holdings.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what is believed to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Value Fund, Class A Shares[1]	$11,875
– – – –	Russell 1000 Value Index	$22,187
- - - - -	Lipper Large-Cap Value Funds Universe Average	$18,335



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 3-31-07	7.56%	8.99%	13.09%	14.28%
5-year period ended 3-31-07	6.07%	–	–	–
10-year period ended 3-31-07	3.70%	–	–	–
Since inception of Class[3] through 3-31-07	–	10.37%	11.20%	12.39%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY VALUE FUND

Portfolio Highlights

On March 31, 2007, Ivy Value Fund had net assets totaling $83,744,428 invested in a diversified portfolio of:

92.56%	Domestic Common Stocks
4.33%	Cash and Cash Equivalents
3.11%	Foreign Common Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:

Sector Weightings



Financial Services Stocks	$32.54
Energy Stocks	$12.59
Technology Stocks	$11.33
Health Care Stocks	$ 9.96
Utilities Stocks	$ 9.84
Miscellaneous Stocks	$ 7.69
Cash and Cash Equivalents	$ 4.33
Multi-Industry Stocks	$ 3.40
Capital Goods Stocks	$ 2.89
Consumer Nondurables Stocks	$ 2.80
Raw Materials Stocks	$ 2.63

The Investments of Ivy Value Fund

March 31, 2007

COMMON STOCKS	Shares	Value
Aircraft – 2.67%		
Lockheed Martin Corporation	9,000	$ 873,180
Raytheon Company	25,900	1,358,714
		2,231,894
Banks – 9.18%		
Bank of America Corporation.	72,056	3,676,297
Citigroup Inc.	41,313	2,121,009
Wachovia Corporation	18,750	1,032,188
Wells Fargo & Company	25,000	860,750
		7,690,244
Beverages – 1.50%		
Diageo plc, ADR.	15,550	**1,258,773**
Business Equipment and Services – 0.91%		
Waste Management, Inc.	22,200	**763,902**
Capital Equipment – 1.02%		
Illinois Tool Works Inc.	16,480	**850,368**
Chemicals – Petroleum and Inorganic – 1.00%		
E.I. du Pont de Nemours and Company	16,850	**832,895**
Chemicals – Specialty – 1.63%		
Air Products and Chemicals, Inc.	7,800	576,342
Mosaic Company*	29,600	789,136
		1,365,478
Communications Equipment – 0.82%		
Cisco Systems, Inc.*	13,500	344,183
Nokia Corporation, Series A, ADR.	15,000	343,800
		687,983
Computers – Main and Mini – 5.37%		
Hewlett-Packard Company.	87,700	3,520,278
Xerox Corporation*.	57,600	972,864
		4,493,142
Computers – Peripherals – 0.91%		
Adobe Systems Incorporated (A)*	18,300	**763,018**

See Notes to Schedule of Investments on page 276.

The Investments of Ivy Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Defense – 1.16%		
General Dynamics Corporation	12,700	$ 970,280
Electronic Components – 0.40%		
Motorola, Inc.	19,000	335,730
Finance Companies – 5.04%		
Capital One Financial Corporation (A).	19,900	1,501,654
Fannie Mae.	24,700	1,348,126
Freddie Mac	23,100	1,374,219
		4,223,999
Food and Related – 1.30%		
General Mills, Inc.	18,700	1,088,714
Furniture and Furnishings – 0.70%		
Masco Corporation.	21,500	589,100
Health Care – Drugs – 3.66%		
Endo Pharmaceuticals Holdings Inc.*	12,200	358,619
McKesson Corporation.	23,800	1,393,252
Pfizer Inc.	52,000	1,313,520
		3,065,391
Health Care – General – 1.88%		
Boston Scientific Corporation (A)*	43,900	638,306
Da Vita Inc. (A)*	17,500	933,100
		1,571,406
Hospital Supply and Management – 4.42%		
Aetna Inc.	23,400	1,024,686
Coventry Health Care, Inc. (A)*	26,700	1,496,535
Humana Inc. (A)*	20,400	1,183,608
		3,704,829
Insurance – Life – 3.78%		
Unum Group (A).	137,600	3,168,928
Insurance – Property and Casualty – 5.92%		
Assurant, Inc.	14,400	772,272
Everest Re Group, Ltd.	10,400	1,000,168
MBIA Inc.	12,200	798,978
Travelers Companies, Inc. (The)	46,052	2,384,112
		4,955,530

See Notes to Schedule of Investments on page 276.

The Investments of Ivy Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Metal Fabrication – 1.87%		
Loews Corporation, Carolina Group	20,700	$ 1,565,127
Motion Pictures – 0.46%		
News Corporation Limited, Class A.	12,000	277,440
Regal Entertainment Group.	5,400	107,298
		384,738
Multiple Industry – 3.40%		
Altria Group, Inc.	32,400	2,845,044
Petroleum – International – 12.59%		
Anadarko Petroleum Corporation	24,300	1,044,414
ChevronTexaco Corporation	37,300	2,758,708
ConocoPhillips	14,600	997,910
Devon Energy Corporation.	16,500	1,142,130
Exxon Mobil Corporation	61,006	4,602,903
		10,546,065
Railroad – 1.83%		
Union Pacific Corporation	15,100	1,533,405
Real Estate Investment Trust – 1.60%		
Duke Realty Corporation	17,400	756,378
Vornado Realty Trust	4,900	584,766
		1,341,144
Restaurants – 1.08%		
McDonald's Corporation.	20,108	905,865
Retail – General Merchandise – 0.96%		
Family Dollar Stores, Inc.	27,200	805,664
Retail – Specialty Stores – 0.15%		
Home Depot, Inc. (The)	3,400	124,916
Security and Commodity Brokers – 8.62%		
Bear Stearns Companies Inc. (The)	6,400	962,240
CIT Group Inc.	18,500	979,020
J.P. Morgan Chase & Co.	73,902	3,575,379
Morgan Stanley	21,600	1,701,216
		7,217,855

See Notes to Schedule of Investments on page 276.

The Investments of Ivy Value Fund

March 31, 2007

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 3.65%		
Energy East Corporation	12,100	$ 294,756
Exelon Corporation	7,600	522,196
Mirant Corporation*	25,600	1,035,776
NRG Energy, Inc.*	16,700	1,203,068
		3,055,796
Utilities – Gas and Pipeline – 2.25%		
FirstEnergy Corp.	28,400	**1,881,216**
Utilities – Telephone – 3.94%		
AT&T Inc.	47,600	1,876,868
Sprint Nextel Corporation.	22,400	424,704
Verizon Communications Inc. (A).	26,300	997,296
		3,298,868
TOTAL COMMON STOCKS – 95.67%		**$80,117,307**
(Cost: $62,615,209)		

SHORT-TERM SECURITIES – 4.41%	Principal Amount in Thousands	
Beverages		
Sonoco Products Co.,		
5.47%, 4–2–07	$3,695	**$ 3,694,439**
(Cost: $3,694,439)		
TOTAL INVESTMENT SECURITIES – 100.08%		**$83,811,746**
(Cost: $66,309,648)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.08%)		(67,318)
NET ASSETS – 100.00%		**$83,744,428**

See Notes to Schedule of Investments on page 276.

The Investments of Ivy Value Fund

March 31, 2007

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written options outstanding at March 31, 2007. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Adobe Systems Incorporated	183	April/42.5	$14,305	$12,810
Boston Scientific Corporation:	159	April/20	7,473	363
	110	May/19	2,915	643
	170	June/16	7,480	7,310
Da Vita Inc.	143	April/60	8,275	715
Humana Inc.	98	May/70	7,399	1,225
Unum Group	113	June/25	3,277	3,390
Verizon Communications Inc.	1	April/40	45	2
			$51,169	$26,458

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Capital One Financial Corporation:	53	April/75	$10,706	$ 9,010
	53	April/70	4,134	1,855
	43	May/75	7,718	10,320
	43	June/75	10,513	13,760
Coventry Health Care, Inc.	22	April/45	1,056	55
			$34,127	$35,000

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY VALUE FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $66,310) (Notes 1 and 3)	$83,812
Cash	9
Receivables:	
Investment securities sold	571
Fund shares sold	228
Dividends and interest	89
Prepaid and other assets	38
Total assets	84,747

LIABILITIES

Payable for investment securities purchased	682
Payable to Fund shareholders	116
Outstanding written options – at value (premium received – $85) (Note 6). . .	61
Accrued management fee (Note 2)	48
Accrued service fee (Note 2)	34
Accrued shareholder servicing (Note 2).	31
Accrued distribution fee (Note 2)	7
Accrued accounting services fee (Note 2)	4
Other	20
Total liabilities	1,003
Total net assets	$83,744

NET ASSETS

Capital paid in (shares authorized – unlimited)	$64,836
Accumulated undistributed income:	
Accumulated undistributed net investment income.	44
Accumulated undistributed net realized gain	
on investment transactions	1,338
Net unrealized appreciation in value of investments.	17,526
Net assets applicable to outstanding units of capital.	$83,744
Net asset value per share (net assets divided by shares outstanding):	
Class A	$19.04
Class B	$18.83
Class C	$18.90
Class Y	$19.04
Capital shares outstanding:	
Class A	3,800
Class B	314
Class C	275
Class Y	15

See Notes to Financial Statements.

Statement of Operations

IVY VALUE FUND
For the Fiscal Year Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1)	$ 1,693
Interest and amortization.	139
Total income	1,832

Expenses (Note 2):

Investment management fee.	570
Shareholder servicing:	
Class A	221
Class B	28
Class C	21
Class Y	11
Service fee:	
Class A	155
Class B	13
Class C	11
Class Y	19
Distribution fee:	
Class A	6
Class B	39
Class C	34
Accounting services fee	46
Audit fees.	20
Custodian fees.	11
Legal fees	2
Other	81
Total expenses	1,288
Net investment income	544

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities.	2,539
Realized net gain on written options.	231
Realized net gain on investments	2,770
Unrealized appreciation in value of securities during the period	7,582
Unrealized appreciation in value of written options during the period	21
Unrealized appreciation in value of investments during the period. . . .	7,603
Net gain on investments	10,373
Net increase in net assets resulting from operations	$10,917

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY VALUE FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2007	**2006**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 544	$ 464
Realized net gain on investments	2,770	4,588
Unrealized appreciation.	7,603	708
Net increase in net assets resulting from operations.	10,917	5,760
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(470)	(341)
Class B	(—)	(1)
Class C	(1)	(2)
Class Y	(51)	(160)
Realized gains on investment transactions:		
Class A	(1,502)	(—)
Class B	(120)	(—)
Class C	(106)	(—)
Class Y	(8)	(—)
	(2,258)	(504)
Capital share transactions (Note 5).	(4,333)	7,758
Total increase	4,326	13,014
NET ASSETS		
Beginning of period.	79,418	66,404
End of period.	$83,744	$79,418
Undistributed net investment income	$44	$22

(1)See "Financial Highlights" on pages 280 - 283.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the fiscal period ended 3-31-04	For the fiscal year ended 7-31-03	For the period from 10-1-01 to 7-31-02	For the fiscal year ended 9-30-01
	2007	2006	2005				
Net asset value, beginning of period.......	$17.17	$16.04	$14.54	$12.54	$11.81	$12.59	$15.08
Income (loss) from investment operations:							
Net investment income....	0.13	0.10	0.15	0.08	0.12	0.08	0.09
Net realized and unrealized gain (loss) on investments........	2.28	1.14	1.48	1.98	0.72	(0.78)	(2.50)
Total from investment operations..............	2.41	1.24	1.63	2.06	0.84	(0.70)	(2.41)
Less distributions from:							
Net investment income....	(0.13)	(0.11)	(0.13)	(0.06)	(0.11)	(0.08)	(0.08)
Capital gains	(0.41)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.54)	(0.11)	(0.13)	(0.06)	(0.11)	(0.08)	(0.08)
Net asset value, end of period .	$19.04	$17.17	$16.04	$14.54	$12.54	$11.81	$12.59
Total return[1]	14.12%	7.75%	11.21%	16.32%	7.23%	–5.72%	–15.97%
Net assets, end of period (in millions).............	$73	$58	$41	$52	$64	$58	$66
Ratio of expenses to average net assets including voluntary expense waiver ..	1.49%	1.53%	1.47%	1.45%[2][3]	1.29%	1.24%[2]	1.24%
Ratio of net investment income to average net assets including voluntary expense waiver	0.76%	0.65%	0.92%	0.61%[2][3]	1.05%	0.70%[2]	0.61%
Ratio of expenses to average net assets excluding voluntary expense waiver ..	1.49%[4]	1.53%[4]	1.47%[4]	1.52%[2][3]	1.50%	1.41%[2]	1.39%
Ratio of net investment income to average net assets excluding voluntary expense waiver	0.76%[4]	0.65%[4]	0.92%[4]	0.53%[2][3]	0.84%	0.53%[2]	0.46%
Portfolio turnover rate	61%	63%	81%	86%	123%	95%	148%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	2006	2005	
Net asset value, beginning of period	$17.04	$15.97	$14.50	$13.63
Income (loss) from investment operations:				
Net investment income (loss)	(0.03)	(0.04)	0.03	0.01
Net realized and unrealized gain on investments.	2.23	1.12	1.44	0.90
Total from investment operations	2.20	1.08	1.47	0.91
Less distributions from:				
Net investment income	0.00	(0.01)	(0.00)	(0.04)
Capital gains	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(0.41)	(0.01)	(0.00)	(0.04)
Net asset value, end of period	$18.83	$17.04	$15.97	$14.50
Total return	12.99%	6.73%	10.14%	6.65%
Net assets, end of period (in millions)	$6	$5	$2	$1
Ratio of expenses to average net assets	2.46%	2.50%	2.53%	3.12%[2]
Ratio of net investment income (loss) to average net assets	−0.21%	−0.33%	0.07%	−1.29%[2]
Portfolio turnover rate	61%	63%	81%	86%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	
Net asset value, beginning of period	$17.08	$16.00	$14.51	$13.63
Income (loss) from investment operations:				
Net investment income (loss)	(0.01)	(0.04)	0.03	0.02
Net realized and unrealized gain on investments.	2.24	1.13	1.46	0.90
Total from investment operations	2.23	1.09	1.49	0.92
Less distributions from:				
Net investment income	(0.00)*	(0.01)	(0.00)	(0.04)
Capital gains	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(0.41)	(0.01)	(0.00)	(0.04)
Net asset value, end of period	$18.90	$17.08	$16.00	$14.51
Total return	13.09%	6.80%	10.27%	6.73%
Net assets, end of period (in millions)	$5	$4	$3	$1
Ratio of expenses to average net assets.	2.38%	2.41%	2.42%	2.90%[2]
Ratio of net investment income (loss) to average net assets	−0.12%	−0.23%	0.15%	−1.18%[2]
Portfolio turnover rate.	61%	63%	81%	86%[3]

  * Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2007	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$17.18	$16.05	$14.54	$13.63
Income from investment operations:				
Net investment income	0.22[2]	0.13	0.17	0.01
Net realized and unrealized gain on investments.	2.22[2]	1.15	1.49	0.95
Total from investment operations	2.44	1.28	1.66	0.96
Less distributions from:				
Net investment income	(0.17)	(0.15)	(0.15)	(0.05)
Capital gains	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(0.58)	(0.15)	(0.15)	(0.05)
Net asset value, end of period	$19.04	$17.18	$16.05	$14.54
Total return	14.28%	7.99%	11.44%	7.05%
Net assets, end of period (in thousands)	$294	$12,286	$20,286	$22,379
Ratio of expenses to average net assets	1.29%	1.31%	1.34%	1.48%[3]
Ratio of net investment income to average net assets	0.96%	0.89%	1.09%	0.35%[3]
Portfolio turnover rate	61%	63%	81%	86%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2007

NOTE 1 – Significant Accounting Policies

Ivy Funds (formerly Ivy Fund) (the Trust) is organized as a Massachusetts business trust under a Declaration of Trust dated December 21, 1983 and is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Trust issues fourteen series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Trust's Board of Trustees. Management's valuation committee makes fair value determinations for the Trust, subject to the supervision of the Board of Trustees. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Trust combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Trust's financial statements. Gains or losses are realized by the Trust at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Trust uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Trust's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Trust intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At March 31, 2007, the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income	Additional Paid-in Capital
Ivy Cundill Global Value Fund	$ (77,429)	$ 77,429	$ —
Ivy Dividend Income Fund	(11,297)	11,297	—
Ivy Global Natural Resources Fund .	—	(3,160,500)	3,160,500
Ivy International Core Equity Fund . .	—	(119,500)	119,500
Ivy Pacific Opportunities Fund	(1,080,809)	1,080,809	—
Ivy Small Cap Value Fund.	(438,509)	423,709	14,800

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust will adopt FIN 48 during 2007 and its potential impact on each Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS

No. 157 is effective for fiscal years beginning after November 15, 2007. The Trust will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the investment manager for each Fund. IICO provides advice and supervises investments for which services it is paid a fee. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Bond Fund	Up to $500 Million	0.525%
	Over $500 Million and up to $1 Billion	0.50%
	Over $1 Billion and up to $1.5 Billion	0.45%
	Over $1.5 Billion	0.40%
Ivy Cundill Global Value Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Dividend Income Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy European Opportunities Fund	Up to $250 Million	1.00%
	Over $250 Million up to $500 Million	0.85%
	Over $500 Million	0.75%
Ivy Global Natural Resources Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy International Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion and up to $2 Billion	0.65%
	Over $2 Billion and up to $3 Billion	0.60%
	Over $3 Billion	0.55%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Ivy International Core Equity Fund	Up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy International Growth Fund	Up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy Mortgage Securities Fund	Up to $500 Million	0.50%
	Over $500 Million and up to $1 Billion	0.45%
	Over $1 Billion and up to $1.5 Billion	0.40%
	Over $1.5 Billion	0.35%
Ivy Pacific Opportunities Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Real Estate Securities Fund	Up to $1 Billion	0.90%
	Over $1 Billion up to $2 Billion	0.87%
	Over $2 Billion up to $3 Billion	0.84%
	Over $3 Billion	0.80%
Ivy Small Cap Value Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Value Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%

Prior to March 27, 2006, the fee was payable by Ivy International Growth Fund and Ivy International Core Equity Fund at the following annual rates:

Ivy International Growth Fund	Up to $2 Billion	1.00%
	Over $2 Billion and up to $2.5 Billion	0.90%
	Over $2.5 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy International Core Equity Fund	Up to $500 Million	1.00%
	Over $500 Million to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%

These fees are accrued daily and are paid monthly. However, IICO has voluntarily agreed to waive its management fee for Ivy Dividend Income Fund on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver.

Mackenzie Financial Corporation (MFC) serves as subadvisor to Ivy Global Natural Resources Fund under an agreement with IICO and receives a fee as follows: 0.50% of the Fund's average daily net assets up to $500 million, 0.425% of net assets over $500 million and up to $1 billion, 0.415% of net assets over $1 billion and up to $2 billion, 0.40% of net assets over $2 billion and up to $3 billion, and 0.38% of net assets over $3 billion.

Cundill Investment Research Ltd. served as subadvisor to Ivy Cundill Global Value Fund under an agreement with IICO and received a fee that is shown in the following table:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Cundill Global Value Fund	On the first $500 Million	0.50%
	On the next $500 Million	0.425%
	On the next $1 Billion	0.415%
	On the next $1 Billion	0.40%
	On all assets exceeding $3 Billion	0.38%

Effective September 22, 2006, MFC became the interim subadvisor to Ivy Cundill Global Value Fund. Its fee is the same as that payable to Cundill Investment Research Ltd.

Henderson Global Investors (North America) Inc. (HGINA) serves as subadvisor to Ivy European Opportunities Fund under an agreement with IICO. Henderson Investment Management Ltd., under a subadvisory agreement with HGINA, serves as subadvisor to the Fund. HGINA receives a fee payable monthly at an annual rate of 0.50% of average net assets.

Advantus Capital Management, Inc. serves as subadvisor to Ivy Bond Fund, Ivy Mortgage Securities Fund and Ivy Real Estate Securities Fund under an agreement with IICO and receives a fee equal to, on an annual basis, 0.27%, 0.30% and 0.55% of the respective Fund's average net assets.

BlackRock Financial Management, Inc. served as subadvisor to Ivy Small Cap Value Fund under an agreement with IICO and received a fee equal to, on an annual basis, 0.50% of the Fund's average net assets.

Effective September 27, 2006, BlackRock Capital Management, Inc, became the interim subadvisor to the Fund. Its fee is the same as that payable to the predecessor.

Templeton Investment Counsel, LLC serves as subadvisor to Ivy International Balanced Fund under an agreement with IICO and receives a fee that is shown in the following table:

Fund	Net Asset Breakpoints	Annual Rate
Ivy International Balanced Fund	On the first $100 Million	0.50%
	All net assets exceeding $100 Million	0.40%

Pursuant to a Master Fund Accounting Services Agreement, IICO provides certain accounting and pricing services for each Fund. As of March 18, 2003, IICO assigned its responsibilities under the Accounting Services Agreement to Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Shareholder Servicing Agreement, with respect to Class A, Class B, Class C, Class II and Advisor Class shares, for each shareholder account that was in existence at any time during the prior month: Ivy Balanced Fund, Ivy Dividend Income Fund, Ivy International Balanced Fund, Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund and Ivy Value Fund pay WRSCO a monthly fee of $1.5792; Ivy Bond Fund and Ivy Mortgage Securities Fund pay WRSCO a monthly fee of $1.6958; and Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Growth Fund, Ivy International Core Equity Fund and Ivy Pacific Opportunities Fund each pay WRSCO a monthly fee of $1.5042. For Class Y shares, each Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. For Class R shares, each Fund pays WRSCO a monthly fee at an annual rate of 0.20% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares has been revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce those fees if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Porfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. WRSCO pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.10%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Pursuant to an Administrative Services Agreement, IICO provides certain administrative services to each Fund. The administrative fee for each Fund is a monthly fee at the annual rate of 0.01% of each Fund's average daily net assets.

As principal underwriter for the Trust's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Trust) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the fiscal year ended March 31, 2007, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C
Ivy Balanced Fund	$ 135,533	$ 13	$ 4,201	$ 156
Ivy Bond Fund	194,008	794	4,546	471
Ivy Cundill Global Value Fund	2,163,856	20,310	79,396	40,419
Ivy Dividend Income Fund	431,557	1,881	12,200	1,599
Ivy European Opportunities Fund	1,624,827	45,072	25,584	4,745
Ivy Global Natural Resources Fund. . .	6,577,986	32,834	447,637	201,263
Ivy International Balanced Fund	910,194	11,809	3,774	6,957
Ivy International Core Equity Fund . . .	714,049	2,937	4,828	2,670
Ivy International Growth Fund	173,067	165	7,990	1,414
Ivy Mortgage Securities Fund	991,551	1,123	25,234	6,125
Ivy Pacific Opportunities Fund	2,274,196	68,948	13,800	6,384
Ivy Real Estate Securities Fund.	1,977,980	1,963	16,568	2,249
Ivy Small Cap Value Fund	555,127	864	5,151	621
Ivy Value Fund	238,900	598	2,624	205

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2007, IFDI paid the following amounts:

Ivy Balanced Fund	$ 135,269
Ivy Bond Fund	197,555
Ivy Cundill Global Value Fund	2,526,523
Ivy Dividend Income Fund	437,392
Ivy European Opportunities Fund	1,734,170
Ivy Global Natural Resources Fund	10,401,236
Ivy International Balanced Fund	1,048,388
Ivy International Core Equity Fund	882,651
Ivy International Growth Fund	227,183
Ivy Mortgage Securities Fund	977,318
Ivy Pacific Opportunities Fund	2,289,335
Ivy Real Estate Securities Fund	1,981,356
Ivy Small Cap Value Fund	555,827
Ivy Value Fund	237,155

Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under a Distribution and Service Plan for Class B and Class C shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay IFDI a service fee in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI for amounts it expends in connection with the provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan for Class B shares and Class C shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay IFDI a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee, for its distribution activities for that class.

Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintenance of Class Y shareholder accounts.

Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintenance of Class R shareholder accounts.

For Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund, Ivy International Core Equity Fund and Ivy Pacific Opportunities Fund, IICO has contractually agreed to reimburse a Fund's expenses, for the calendar year ended December 31, 2006, and for the following five years, to the extent necessary to ensure that the Fund's annual operating expenses, when calculated at the Fund level, do not exceed 2.50% of the Fund's average net assets (excluding 12b–1 fees and certain other expenses). During the fiscal year ended March 31, 2007, IICO reimbursed the Fund's expenses as shown in the following table:

Ivy International Core Equity Fund, Advisor Class $13

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Cundill Global Value Fund, Class A	1.90%
Ivy Cundill Global Value Fund, Class C	2.55%
Ivy Cundill Global Value Fund, Class Y	1.20%
Ivy Global Natural Resources Fund, Class A	1.70%
Ivy Global Natural Resources Fund, Class C	2.40%
Ivy Global Natural Resources Fund, Class Y.	1.20%

During the fiscal year ended March 31, 2007, IFDI reimbursed the Fund's service fees as shown:

Ivy Cundill Global Value Fund, Class Y . . . . $ 32,943
Ivy Global Natural Resources Fund, Class Y.   135,711

During the year ended March 31, 2007, the Funds paid Trustees' regular compensation of $319,841, which is included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended March 31, 2007 are summarized as follows:

	Ivy Balanced Fund	Ivy Bond Fund	Ivy Cundill Global Value Fund
Purchases of investment securities, excluding short-term and U.S. government securities.....	$ 20,677,332	$ 38,375,465	$ 389,397,548
Purchases of U.S. government securities..................	—	26,458,216	—
Purchases of short-term securities .	722,079,454	522,212,446	25,561,175,153
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.....	31,447,709	21,379,301	325,941,346
Proceeds from maturities and sales of U.S. government securities...	939,085	34,439,340	—
Proceeds from maturities and sales of short-term securities........	721,966,514	518,982,267	25,628,002,000

	Ivy Dividend Income Fund	Ivy European Opportunities Fund	Ivy Global Natural Resources Fund
Purchases of investment securities, excluding short-term and U.S. government securities...	$ 64,681,221	$ 269,286,235	$ 5,286,444,003
Purchases of U.S. government securities................	—	—	—
Purchases of short-term securities................	1,197,325,319	2,236,680,268	19,370,597,388
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities...	23,803,399	163,341,075	4,152,761,229
Proceeds from maturities and sales of U.S. government securities................	—	—	—
Proceeds from maturities and sales of short-term securities................	1,193,115,261	2,237,921,763	19,422,224,391

	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities....	$ 129,680,417	$244,408,686	$ 216,925,966
Purchases of U.S. government securities..................	—	—	—
Purchases of short-term securities..................	1,453,121,770	917,190,149	1,036,275,848
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities....	36,771,450	154,950,585	247,538,867
Proceeds from maturities and sales of U.S. government securities..................	—	—	—
Proceeds from maturities and sales of short-term securities ..	1,424,414,272	916,079,717	1,037,819,371

	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund	Ivy Real Estate Securities Fund
Purchases of investment securities, excluding short-term and U.S. government securities....	$ 93,789,090	$ 361,854,776	$ 326,826,284
Purchases of U.S. government securities..................	298,044,332	—	—
Purchases of short-term securities	2,423,406,149	1,652,871,931	1,224,143,921
Purchases of options	—	1,469,113	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities....	38,830,211	220,826,264	204,931,888
Proceeds from maturities and sales of U.S. government securities..................	310,210,667	—	—
Proceeds from maturities and sales of short-term securities ..	2,432,316,934	1,655,383,996	1,224,385,302
Proceeds from options	—	—	—

	Ivy Small Cap Value Fund	Ivy Value Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$180,169,350	$ 48,072,608
Purchases of U.S. government securities	—	—
Purchases of short-term securities	944,143,103	603,060,943
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.	160,796,892	55,866,580
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities.	940,034,236	601,005,448

For Federal income tax purposes, cost of investments owned at March 31, 2007 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Balanced Fund . . .	$ 77,952,439	$ 15,818,099	$ 413,313	$ 15,404,786
Ivy Bond Fund	72,205,223	481,074	666,727	(185,653)
Ivy Cundill Global Value Fund	854,444,028	183,071,532	40,749,980	142,321,552
Ivy Dividend Income Fund.	114,082,968	25,230,821	702,972	24,527,849
Ivy European Opportunities Fund	402,325,820	121,706,302	4,500,007	117,206,295
Ivy Global Natural Resources Fund . .	4,159,071,696	942,786,407	15,265,631	927,520,776
Ivy International Balanced Fund . . .	237,584,065	39,059,755	1,172,777	37,886,978
Ivy International Core Equity Fund .	191,471,619	24,326,455	2,622,976	21,703,479
Ivy International Growth Fund	177,015,354	59,450,484	1,435,017	58,015,467
Ivy Mortgage Securities Fund. . .	336,207,943	1,797,505	5,314,376	(3,516,871)
Ivy Pacific Opportunities Fund	354,271,597	91,449,318	11,051,241	80,398,077
Ivy Real Estate Securities Fund. . .	517,739,500	191,372,931	1,653,593	189,719,338
Ivy Small Cap Value Fund	149,304,101	16,282,277	2,723,033	13,559,244
Ivy Value Fund	66,807,596	17,879,844	875,694	17,004,150

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2007 and the related Capital Loss Carryover and Post-October activity were as follows:

	Ivy Balanced Fund	Ivy Bond Fund	Ivy Cundill Global Value Fund
Net ordinary income.	$ 988,959	$2,847,833	$25,207,346
Distributed ordinary income	1,085,606	2,841,082	14,086,154
Undistributed ordinary income	38,786	36,210	11,236,019
Realized long-term capital gains . . .	653,025	—	51,372,008
Distributed long-term capital gains	—	—	35,772,161
Undistributed long-term capital gains	653,025	—	19,196,641
Capital loss carryover.	—	461,131	—
Post-October losses deferred	—	—	287,658

	Ivy Dividend Income Fund	Ivy European Opportunities Fund	Ivy Global Natural Resources Fund
Net ordinary income.	$1,068,470	$ 4,879,556	$142,452,257
Distributed ordinary income	1,079,904	4,118,063	197,937,422
Undistributed ordinary income . .	28,255	761,493	54,518,171
Realized long-term capital gains	2,824,612	10,359,289	247,374,843
Distributed long-term capital gains	1,389,185	—	220,660,776
Undistributed long-term capital gains	1,435,427	10,359,289	75,872,012
Capital loss carryover.	—	—	—
Post-October losses deferred . .	—	—	573,848

	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund
Net ordinary income	$6,270,627	$ 7,228,646	$566,909
Distributed ordinary income	5,842,010	837,091	244,825
Undistributed ordinary income	1,949,547	6,391,555	322,084
Realized long-term capital gains ...	4,862,347	12,068,191	—
Distributed long-term capital gains ..	5,666,925	6,971,717	—
Undistributed long-term capital gains	1,924,208	5,096,474	—
Capital loss carryover	—	—	—
Post-October losses deferred	—	44,740	—

	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund	Ivy Real Estate Securities Fund
Net ordinary income..........	$14,179,448	$16,574,426	$13,944,969
Distributed ordinary income	14,174,142	6,928,367	8,767,618
Undistributed ordinary income..	176,961	14,509,064	7,085,430
Realized long-term capital gains	—	9,390,595	26,471,724
Distributed long-term capital gains	—	6,780,715	19,091,476
Undistributed long-term capital gains	—	4,211,703	12,870,552
Capital loss carryover.........	484,106	—	—
Post-October losses deferred ..	275,654	129,873	—

	Ivy Small Cap Value Fund	Ivy Value Fund
Net ordinary income	$7,736,967	$1,503,840
Distributed ordinary income	6,874,058	521,854
Undistributed ordinary income	4,223,778	1,011,126
Realized long-term capital gains	5,487,432	2,139,011
Distributed long-term capital gains	4,367,343	1,735,651
Undistributed long-term capital gains	2,187,065	878,555
Capital loss carryover	—	—
Post-October losses deferred	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital Loss Carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Bond Fund	Ivy Global Natural Resources Fund	Ivy International Growth Fund
March 31, 2008	$ —	$ —	$ 407,464
March 31, 2009	28,681	—	77,610,725
March 31, 2010	—	167,845	146,210,535
March 31, 2011	—	—	47,213,802
March 31, 2015	461,131	—	—
Total carryover	$489,812	$167,845	$271,442,526

	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund
March 31, 2008	$ —	$157,220
March 31, 2009	—	157,220
March 31, 2010	—	157,220
March 31, 2014	164,447	—
March 31, 2015	484,106	—
Total carryover	$648,553	$471,660

Ivy Developing Markets Fund was merged into Ivy Pacific Opportunities Fund as of June 16, 2003. At the time of the merger, Ivy Developing Markets Fund had capital loss carryovers available to offset future gains of the Ivy Pacific Opportunities Fund. These carryovers are limited to $157,220 for each period ending from March 31, 2008 through 2010 plus any unused limitations from prior years.

Ivy International Growth Fund was merged into Ivy International Fund (see Note 11) as of March 27, 2006. At the time of the merger, Ivy International Growth Fund had capital loss carryovers available to offset future gains of the Ivy International Fund. These carryovers are limited to $7,403,026 for the period ending March 31, 2008 and $3,234,412 for each period ending from March 31, 2009 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Note 5 – Multiclass Operations

Each Fund within the Trust offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. In addition, Ivy Global Natural Resources Fund and Ivy Real Estate Securities Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Core Equity Fund, Ivy International Growth Fund and Ivy Pacific Opportunities Fund also offered Advisor Class shares and Ivy Cundill Global Value Fund and Ivy International Growth Fund also offered Class II shares. Advisor Class and Class II shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectuses and the Statement of Additional Information for the Trust.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended March 31, 2007 are summarized below. Amounts are in thousands.

	Ivy Balanced Fund	Ivy Bond Fund
Shares issued from sale of shares:		
Class A	763	1,752
Class B	74	96
Class C	117	403
Class Y	605	4
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	40	123
Class B	—*	5
Class C	1	8
Class Y	26	—*
Shares redeemed:		
Class A	(891)	(1,129)
Class B	(50)	(67)
Class C	(62)	(189)
Class Y	(1,352)	(2)
Increase (decrease) in outstanding capital shares	(729)	1,004
Value issued from sale of shares:		
Class A	$ 11,988	$18,156
Class B	1,146	996
Class C	1,841	4,183
Class Y	9,521	42
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	636	1,280
Class B	3	50
Class C	8	80
Class Y	411	2
Value redeemed:		
Class A	(13,917)	(11,724)
Class B	(773)	(699)
Class C	(968)	(1,956)
Class Y	(21,240)	(24)
Increase (decrease) in outstanding capital	$(11,344)	$10,386

*Not shown due to rounding

	Ivy Cundill Global Value Fund	Ivy Dividend Income Fund	Ivy European Opportunities Fund
Shares issued from sale of shares:			
Class A	11,695	3,823	4,299
Class B	586	242	270
Class C	3,326	498	431
Class Y	196	137	110
Advisor Class	—	NA	—
Class II	—	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	2,079	127	88
Class B	161	8	4
Class C	641	17	5
Class Y	39	2	2
Advisor Class	11	NA	—*
Class II	—*	NA	NA
Shares redeemed:			
Class A	(11,797)	(1,412)	(1,798)
Class B	(831)	(107)	(310)
Class C	(3,225)	(240)	(348)
Class Y	(361)	(26)	(50)
Advisor Class	(20)	NA	(19)
Class II	(—)	NA	NA
Increase in outstanding capital shares	2,500	3,069	2,684

*Not shown due to rounding.

(Continued)	Ivy Cundill Global Value Fund	Ivy Dividend Income Fund	Ivy European Opportunities Fund
Value issued from sale of shares:			
Class A	$ 181,422	$57,590	$155,748
Class B	8,886	3,622	9,546
Class C	50,324	7,446	15,127
Class Y	3,046	2,107	4,028
Advisor Class	—	NA	—
Class II	—	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	32,120	1,941	3,391
Class B	2,444	126	136
Class C	9,682	259	198
Class Y	602	26	68
Advisor Class	173	NA	12
Class II	1	NA	NA
Value redeemed:			
Class A	(182,765)	(21,237)	(64,019)
Class B	(12,526)	(1,609)	(10,625)
Class C	(48,759)	(3,596)	(11,838)
Class Y	(5,541)	(392)	(1,746)
Advisor Class	(321)	NA	(672)
Class II	(—)	NA	NA
Increase in outstanding capital	$ 38,788	$46,283	$ 99,354

	Ivy Global Natural Resources Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund
Shares issued from sale of shares:			
Class A	44,041	7,862	5,938
Class B	2,245	576	464
Class C	14,135	1,287	1,226
Class Y	6,910	83	199
Class R	128	NA	NA
Advisor Class	—	NA	—
Class II	NA	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	7,438	566	292
Class B	648	29	21
Class C	2,648	56	56
Class Y	425	3	5
Class R	3	NA	NA
Advisor Class	1	NA	—
Class II	NA	NA	NA
Shares redeemed:			
Class A	(23,141)	(1,840)	(1,416)
Class B	(1,584)	(253)	(440)
Class C	(6,347)	(182)	(231)
Class Y	(1,415)	(31)	(52)
Class R	(12)	NA	NA
Advisor Class	(3)	NA	(—)
Class II	NA	NA	NA
Increase in outstanding capital shares . . .	46,120	8,156	6,062

(Continued)	Ivy Global Natural Resources Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund
Value issued from sale of shares:			
Class A	$1,355,319	$127,445	$97,987
Class B	65,627	9,278	7,113
Class C	404,164	20,788	18,787
Class Y	214,763	1,362	3,361
Class R	3,867	NA	NA
Advisor Class	—	NA	—
Class II	NA	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	228,809	9,230	4,915
Class B	18,786	472	328
Class C	75,247	914	877
Class Y	13,131	53	83
Class R	110	NA	NA
Advisor Class	25	NA	—
Class II	NA	NA	NA
Value redeemed:			
Class A	(705,593)	(29,494)	(23,415)
Class B	(45,518)	(4,181)	(6,571)
Class C	(178,056)	(2,929)	(3,545)
Class Y	(43,417)	(502)	(847)
Class R	(369)	NA	NA
Advisor Class	(90)	NA	(—)
Class II	NA	NA	NA
Increase in outstanding capital	$1,406,805	$132,436	$99,073

	Ivy International Growth Fund	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund
Shares issued from sale of shares:			
Class A	672	9,873	12,129
Class B	81	358	699
Class C	133	806	1,079
Class Y	44	926	444
Advisor Class	—	NA	—
Class II	—	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	6	1,061	702
Class B	—	36	43
Class C	—	63	61
Class Y	—*	36	15
Advisor Class	—	NA	—*
Class II	—*	NA	NA
Shares redeemed:			
Class A	(1,134)	(7,938)	(3,940)
Class B	(192)	(327)	(298)
Class C	(396)	(854)	(371)
Class Y	(108)	(425)	(246)
Advisor Class	(—)	NA	(—)*
Class II	(1)	NA	NA
Increase (decrease) in outstanding capital shares	(895)	3,615	10,317

*Not shown due to rounding.

(Continued)	Ivy International Growth Fund	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund
Value issued from sale of shares:			
Class A	$ 20,944	$103,705	$186,431
Class B	2,325	3,756	9,928
Class C	3,806	8,470	15,685
Class Y	1,416	9,736	6,813
Advisor Class	—	NA	—
Class II	—	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	187	11,153	11,390
Class B	—	375	636
Class C	—	665	927
Class Y	7	380	250
Advisor Class	—	NA	1
Class II	1	NA	NA
Value redeemed:			
Class A	(34,986)	(83,295)	(59,663)
Class B	(5,467)	(3,431)	(4,184)
Class C	(11,362)	(8,958)	(5,310)
Class Y	(3,203)	(4,465)	(3,734)
Advisor Class	(—)	NA	(3)
Class II	(40)	NA	NA
Increase (decrease) in outstanding capital .	$(26,372)	$ 38,091	$159,167

	Ivy Real Estate Securities Fund	Ivy Small Cap Value Fund	Ivy Value Fund
Shares issued from sale of shares:			
Class A	6,162	3,124	1,485
Class B	273	170	130
Class C	402	279	118
Class Y	2,397	328	78
Class R	1	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	564	494	105
Class B	27	38	6
Class C	31	57	6
Class Y	446	100	3
Class R	—*	NA	NA
Shares redeemed:			
Class A	(2,689)	(1,460)	(1,195)
Class B	(108)	(98)	(94)
Class C	(162)	(172)	(85)
Class Y	(2,052)	(615)	(780)
Class R	(—)*	NA	NA
Increase (decrease) in outstanding capital shares	5,292	2,245	(223)

*Not shown due to rounding.

(Continued)	Ivy Real Estate Securities Fund	Ivy Small Cap Value Fund	Ivy Value Fund
Value issued from sale of shares:			
Class A	$153,443	$50,177	$26,492
Class B	6,799	2,628	2,306
Class C	9,917	4,335	2,080
Class Y	59,904	5,363	1,375
Class R	26	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	14,369	7,895	1,951
Class B	693	582	119
Class C	802	882	104
Class Y	11,342	1,623	59
Class R	5	NA	NA
Value redeemed:			
Class A	(66,195)	(23,341)	(21,241)
Class B	(2,682)	(1,509)	(1,660)
Class C	(3,986)	(2,691)	(1,501)
Class Y	(49,828)	(10,060)	(14,417)
Class R	(—)*	NA	NA
Increase (decrease) in outstanding capital ..	$134,609	$35,884	$(4,333)

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2006 are summarized below. Amounts are in thousands.

	Ivy Balanced Fund	Ivy Bond Fund
Shares issued from sale of shares:		
Class A	699	1,197
Class B	61	104
Class C	93	154
Class Y	268	2
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	33	84
Class B	—*	3
Class C	—*	3
Class Y	29	—*
Shares redeemed:		
Class A	(836)	(586)
Class B	(37)	(36)
Class C	(26)	(40)
Class Y	(960)	(4)
Increase (decrease) in outstanding capital shares	(676)	881
Value issued from sale of shares:		
Class A	$10,172	$12,586
Class B	873	1,089
Class C	1,351	1,620
Class Y	3,925	24
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	493	885
Class B	1	30
Class C	1	33
Class Y	423	1
Value redeemed:		
Class A	(12,215)	(6,143)
Class B	(531)	(378)
Class C	(386)	(424)
Class Y	(13,920)	(39)
Increase (decrease) in outstanding capital	$ (9,813)	$ 9,284

*Not shown due to rounding

	Ivy Cundill Global Value Fund	Ivy Dividend Income Fund	Ivy European Opportunities Fund
Shares issued from sale of shares:			
Class A	20,739	2,368	3,307
Class B	1,345	173	262
Class C	7,470	352	406
Class Y	775	25	67
Advisor Class	—*	NA	—
Class II	—	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,449	34	45
Class B	113	1	—
Class C	419	3	—
Class Y	45	1	1
Advisor Class	9	NA	1
Class II	—*	NA	NA
Shares redeemed:			
Class A	(5,174)	(796)	(2,346)
Class B	(451)	(142)	(388)
Class C	(1,104)	(214)	(481)
Class Y	(483)	(60)	(86)
Advisor Class	(20)	NA	(75)
Class II	(4)	NA	NA
Increase in outstanding capital shares	25,128	1,745	713

*Not shown due to rounding.

(Continued)	Ivy Cundill Global Value Fund	Ivy Dividend Income Fund	Ivy European Opportunities Fund
Value issued from sale of shares:			
Class A	$301,972	$31,516	$96,107
Class B	19,035	2,256	7,330
Class C	106,253	4,637	11,400
Class Y	11,417	348	1,934
Advisor Class	2	NA	—
Class II	—	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	21,288	459	1,325
Class B	1,631	20	—
Class C	6,019	37	—
Class Y	655	12	27
Advisor Class	134	NA	30
Class II	1	NA	NA
Value redeemed:			
Class A	(75,706)	(10,687)	(68,210)
Class B	(6,439)	(1,916)	(10,777)
Class C	(15,720)	(2,854)	(13,590)
Class Y	(7,160)	(845)	(2,464)
Advisor Class	(292)	NA	(2,190)
Class II	(50)	NA	NA
Increase in outstanding capital	$363,040	$22,983	$20,922

	Ivy Global Natural Resources Fund	Ivy International Fund (See Note 11)	Ivy International Balanced Fund
Shares issued from sale of shares:			
Class A	44,945	824	4,510
Class B	3,329	45	205
Class C	14,993	32	458
Class Y	3,174	8	37
Class R	4	NA	NA
Advisor Class	—	—	NA
Class II	NA	—	NA
Shares issued in connection with merger of Ivy International Growth Fund:			
Class A	NA	622	NA
Class B	NA	159	NA
Class C	NA	1,691	NA
Class Y	NA	198	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,194	29	377
Class B	359	—	17
Class C	1,265	—	29
Class Y	120	—*	2
Class R	—	NA	NA
Advisor Class	1	—	NA
Class II	NA	—*	NA
Shares redeemed:			
Class A	(9,897)	(1,603)	(4,132)
Class B	(958)	(540)	(63)
Class C	(2,318)	(101)	(136)
Class Y	(395)	(10)	(23)
Class R	(—)	NA	NA
Advisor Class	(9)	(—)	NA
Class II	NA	(5)	NA
Increase in outstanding capital shares	57,807	1,349	1,281

*Not shown due to rounding.

(Continued)	Ivy Global Natural Resources Fund	Ivy International Fund (See Note 11)	Ivy International Balanced Fund
Value issued from sale of shares:			
Class A	$1,165,684	$20,366	$66,425
Class B	80,686	1,077	3,002
Class C	361,451	786	6,699
Class Y	83,597	197	545
Class R	100	NA	NA
Advisor Class	—	—	NA
Class II	NA	—	NA
Value issued in connection with merger of Ivy International Growth Fund:			
Class A	NA	18,225	NA
Class B	NA	4,308	NA
Class C	NA	45,833	NA
Class Y	NA	5,818	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	83,464	770	5,444
Class B	8,924	—	236
Class C	30,828	—	417
Class Y	3,158	3	31
Class R	—	NA	NA
Advisor Class	13	—	NA
Class II	NA	2	NA
Value redeemed:			
Class A	(252,205)	(40,726)	(60,740)
Class B	(22,930)	(11,967)	(934)
Class C	(55,523)	(2,389)	(1,987)
Class Y	(10,323)	(274)	(334)
Class R	(—)	NA	NA
Advisor Class	(219)	(—)	NA
Class II	NA	(121)	NA
Increase in outstanding capital	$1,476,705	$41,908	$18,804

	Ivy International Value Fund (See Note 11)	Ivy Mortgage Securities Fund	Ivy Pacific Opportunities Fund
Shares issued from sale of shares:			
Class A	3,440	11,305	8,544
Class B	321	527	437
Class C	515	1,124	795
Class Y	59	416	229
Advisor Class	—	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	813	109
Class B	—	27	6
Class C	—	51	8
Class Y	—	27	3
Advisor Class	—	NA	—*
Shares redeemed:			
Class A	(610)	(6,495)	(1,357)
Class B	(1,113)	(182)	(262)
Class C	(146)	(537)	(164)
Class Y	(20)	(247)	(72)
Advisor Class	(3)	NA	(1)
Increase in outstanding capital shares	2,443	6,829	8,275
Value issued from sale of shares:			
Class A	$46,962	$120,577	$107,057
Class B	4,021	5,628	5,106
Class C	6,847	12,002	9,476
Class Y	800	4,437	2,865
Advisor Class	—	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	8,651	1,371
Class B	—	287	67
Class C	—	542	97
Class Y	—	283	33
Advisor Class	—	NA	—*
Value redeemed:			
Class A	(8,349)	(69,143)	(16,746)
Class B	(13,321)	(1,932)	(2,947)
Class C	(1,794)	(5,707)	(1,903)
Class Y	(276)	(2,626)	(879)
Advisor Class	(32)	NA	(8)
Increase in outstanding capital	$34,858	$ 72,999	$103,589

*Not shown due to rounding.

	Ivy Real Estate Securities Fund	Ivy Small Cap Value Fund	Ivy Value Fund
Shares issued from sale of shares:			
Class A	4,941	1,808	1,674
Class B	233	145	161
Class C	299	186	110
Class Y	2,267	268	90
Class R	5	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	456	918	20
Class B	24	75	—*
Class C	26	107	—*
Class Y	436	273	10
Class R	—*	NA	NA
Shares redeemed:			
Class A	(2,833)	(1,356)	(828)
Class B	(161)	(97)	(48)
Class C	(169)	(135)	(48)
Class Y	(1,526)	(495)	(654)
Class R	(—)	NA	NA
Increase in outstanding capital shares	3,998	1,697	487
Value issued from sale of shares:			
Class A	$102,220	$30,229	$27,487
Class B	4,734	2,371	2,626
Class C	6,148	3,069	1,795
Class Y	47,284	4,497	1,477
Class R	100	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	9,405	13,765	334
Class B	484	1,091	1
Class C	540	1,564	2
Class Y	9,017	4,120	160
Class R	—*	NA	NA
Value redeemed:			
Class A	(56,847)	(22,367)	(13,682)
Class B	(3,275)	(1,545)	(784)
Class C	(3,453)	(2,217)	(792)
Class Y	(31,009)	(8,255)	(10,866)
Class R	(—)*	NA	NA
Increase in outstanding capital	$ 85,348	$26,322	$ 7,758

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2006	420	$ 24,522
Options written	4,102	201,315
Options terminated in closing purchase transactions	(331)	(27,620)
Options exercised.	(650)	(32,775)
Options expired	(2,564)	(114,273)
Outstanding at March 31, 2007	977	$ 51,169

For Ivy Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2006	367	$ 29,642
Options written	2,685	190,538
Options terminated in closing purchase transactions	(—)	(—)
Options exercised.	(430)	(36,280)
Options expired	(2,408)	(149,773)
Outstanding at March 31, 2007	214	$ 34,127

NOTE 7 – Futures

The Trust may engage in buying and selling futures contracts. Upon entering into a futures contract, the Trust is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Trust each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Trust as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Trust uses futures to attempt to reduce the overall risk of its investments.

NOTE 8 – Swaps

Each Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. The Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor of a broker-dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 9 – Acquisition of Ivy International Growth Fund

On March 27, 2006, Ivy International Fund acquired all the net assets of Ivy International Growth Fund pursuant to a plan of reorganization approved by the shareholders of Ivy International Growth Fund on March 17, 2006. The acquisition was accomplished by a tax-free exchange of 2,671,036 shares of Ivy International Fund (valued at $74,183,759) for the 5,422,375 shares of Ivy International Growth Fund outstanding on March 27, 2006. Ivy International Growth Fund had net assets of $74,183,759, including $17,373,263 of net unrealized appreciation in value of investments and $37,072,675 of accumulated net realized losses on investments, which were combined with those of Ivy International Fund. The aggregate net assets of Ivy International Fund and Ivy International Growth Fund immediately before the acquisition were $155,403,615 and $74,183,759, respectively. The aggregate net assets of Ivy International Fund and Ivy International Growth Fund immediately following the acquisition were $229,587,374 and $0, respectively.

NOTE 10 – Liquidation of Ivy Cash Reserves Fund

On September 29, 2006, Ivy Cash Reserves Fund was liquidated.

NOTE 11 – Name Changes

On December 6, 2006, Ivy International Fund and Ivy International Value Fund changed their names to Ivy International Growth Fund and Ivy International Core Equity Fund, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Balanced Fund, Bond Fund, Cundill Global Value Fund, Dividend Income Fund, European Opportunities Fund, Global Natural Resources Fund, International Balanced Fund, International Core Equity Fund (formerly International Value Fund), International Growth Fund (formerly International Fund), Mortgage Securities Fund, Pacific Opportunities Fund, Real Estate Securities Fund, Small Cap Value Fund and Value Fund (collectively the "Funds") comprising Ivy Funds, as of March 31, 2007, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented (except as noted below). These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Real Estate Securities Fund, Small Cap Value Fund and Value Fund for each of the periods ended July 31, 2003 and prior were audited by other auditors whose report, dated September 5, 2003, expressed an unqualified opinion on those financial highlights. The financial highlights of the Balanced Fund, Bond Fund, International Balanced Fund and Mortgage Securities Fund for each of the periods ended September 30, 2003 and prior were audited by other auditors whose report, dated November 7, 2003, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds of Ivy Funds, as of March 31, 2007, the results of their operations for the year then ended, the changes in their net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented (except as noted above in reference to the reports of other auditors), in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2007

Income Tax Information

Dividends are declared and recorded by Ivy Cash Reserves Fund on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday. Dividends paid during the period beginning April 1, 2006 through the date of liquidation of September 29, 2006 are not qualified dividend income for individuals and are not eligible for the dividends received deduction for corporations.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you in the Funds shown on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

PER-SHARE AMOUNTS REPORTABLE AS:

Record Date	Total	For Individuals				For Corporations			
		Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
Ivy Balanced Fund									
Class A									
6–14–06	$ 0.0400	$ 0.0400	$ —	$ —	$ —	$ 0.0395	$ 0.0005	$ —	$ —
9–13–06	0.0400	0.0400	—	—	—	0.0388	0.0012	—	—
12–13–06	0.0600	0.0600	—	—	—	0.0582	0.0018	—	—
3–16–07	0.0400	0.0400	—	—	—	0.0356	0.0044	—	—
Total	$ 0.1800	$ 0.1800	$ —	$ —	$ —	$ 0.1721	$ 0.0079	$ —	$ —
Class B									
6–14–06	$ 0.0020	$ 0.0020	$ —	$ —	$ —	$ 0.0020	$ —	$ —	$ —
9–13–06	0.0020	0.0020	—	—	—	0.0019	0.0001	—	—
12–13–06	0.0200	0.0200	—	—	—	0.0194	0.0006	—	—
3–16–07	0.0010	0.0010	—	—	—	0.0009	0.0001	—	—
Total	$ 0.0250	$ 0.0250	$ —	$ —	$ —	$ 0.0242	$ 0.0008	$ —	$ —
Class C									
6–14–06	$ 0.0110	$ 0.0110	$ —	$ —	$ —	$ 0.0108	$ 0.0002	$ —	$ —
9–13–06	0.0110	0.0110	—	—	—	0.0107	0.0003	—	—
12–13–06	0.0290	0.0290	—	—	—	0.0281	0.0009	—	—
3–16–07	0.0120	0.0120	—	—	—	0.0107	0.0013	—	—
Total	$ 0.0630	$ 0.0630	$ —	$ —	$ —	$ 0.0603	$ 0.0027	$ —	$ —
Class Y									
6–14–06	$ 0.0440	$ 0.0440	$ —	$ —	$ —	$ 0.0434	$ 0.0006	$ —	$ —
9–13–06	0.0460	0.0460	—	—	—	0.0446	0.0014	—	—
12–13–06	0.0660	0.0660	—	—	—	0.0640	0.0020	—	—
3–16–07	0.0450	0.0450	—	—	—	0.0401	0.0049	—	—
Total	$ 0.2010	$ 0.2010	$ —	$ —	$ —	$ 0.1921	$ 0.0089	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
Ivy Cundill Global Value Fund									
Class A									
12–13–06	$0.8676*	$ 0.2186	$ 0.0551	$ 0.5939	$ —	$ 0.0045	$ 0.2692	$ 0.5939	$ —
Class B									
12–13–06	$0.7576*	$ 0.1307	$ 0.0330	$ 0.5939	$ —	$ 0.0027	$ 0.1610	$ 0.5939	$ —
Class C									
12–13–06	$0.7726*	$ 0.1427	$ 0.0360	$ 0.5939	$ —	$ 0.0029	$ 0.1758	$ 0.5939	$ —
Class Y									
12–13–06	$0.9156*	$ 0.2569	$ 0.0648	$ 0.5939	$ —	$ 0.0053	$ 0.3164	$ 0.5939	$ —
Advisor Class									
12–13–06	$0.9496*	$ 0.2841	$ 0.0716	$ 0.5939	$ —	$ 0.0059	$ 0.3498	$ 0.5939	$ —
Class II									
12–13–06	$0.9416*	$ 0.2777	$ 0.0700	$ 0.5939	$ —	$ 0.0058	$ 0.3419	$ 0.5939	$ —
Ivy Dividend Income Fund									
Class A									
6–14–06	$ 0.0400	$ 0.0400	$ —	$ —	$ —	$ 0.0400	$ —	$ —	$ —
9–13–06	0.0450	0.0450	—	—	—	0.0450	—	—	—
12–13–06	0.2464	0.0600	—	0.1864	—	0.0600	—	0.1864	—
3–16–07	0.0310	0.0310	—	—	—	0.0310	—	—	—
Total	$ 0.3624	$ 0.1760	$ —	$ 0.1864	$ —	$ 0.1760	$ —	$ 0.1864	$ —
Class B									
6–14–06	$ 0.0070	$ 0.0070	$ —	$ —	$ —	$ 0.0070	$ —	$ —	$ —
9–13–06	0.0120	0.0120	—	—	—	0.0120	—	—	—
12–13–06	0.2104	0.0240	—	0.1864	—	0.0240	—	0.1864	—
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 0.2294	$ 0.0430	$ —	$ 0.1864	$ —	$ 0.0430	$ —	$ 0.1864	$ —
Class C									
6–14–06	$ 0.0110	$ 0.0110	$ —	$ —	$ —	$ 0.0110	$ —	$ —	$ —
9–13–06	0.0160	0.0160	—	—	—	0.0160	—	—	—
12–13–06	0.2154	0.0290	—	0.1864	—	0.0290	—	0.1864	—
3–16–07	0.0010	0.0010	—	—	—	0.0010	—	—	—
Total	$ 0.2434	$ 0.0570	$ —	$ 0.1864	$ —	$ 0.0570	$ —	$ 0.1864	$ —
Class Y									
6–14–06	$ 0.0440	$ 0.0440	$ —	$ —	$ —	$ 0.0440	$ —	$ —	$ —
9–13–06	0.0490	0.0490	—	—	—	0.0490	—	—	—
12–13–06	0.2484	0.0620	—	0.1864	—	0.0620	—	0.1864	—
3–16–07	0.0320	0.0320	—	—	—	0.0320	—	—	—
Total	$ 0.3734	$ 0.1870	$ —	$ 0.1864	$ —	$ 0.1870	$ —	$ 0.1864	$ —

		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain

PER-SHARE AMOUNTS REPORTABLE AS:

Ivy European Opportunities Fund

Class A

12–13–06	$ 0.4581*	$ 0.4581	$ —	$ —	$ —	$ —	$ 0.4581	$ —	$ —

Class B

12–13–06	$ 0.1701*	$ 0.1701	$ —	$ —	$ —	$ —	$ 0.1701	$ —	$ —

Class C

12–13–06	$ 0.2031*	$ 0.2031	$ —	$ —	$ —	$ —	$ 0.2031	$ —	$ —

Class Y

12–13–06	$ 0.5171*	$ 0.5171	$ —	$ —	$ —	$ —	$ 0.5171	$ —	$ —

Advisor Class

12–13–06	$ 0.6221*	$ 0.6221	$ —	$ —	$ —	$ —	$ 0.6221	$ —	$ —

Ivy Global Natural Resources Fund

Class A

12–13–06	$ 3.0436*	$ 0.4251	$ 1.0341	$ 1.5844	$ —	$ 0.1174	$ 1.3418	$ 1.5844	$ —

Class B

12–13–06	$ 2.8836*	$ 0.3785	$ 0.9207	$ 1.5844	$ —	$ 0.1045	$ 1.1947	$ 1.5844	$ —

Class C

12–13–06	$ 2.8836*	$ 0.3785	$ 0.9207	$ 1.5844	$ —	$ 0.1045	$ 1.1947	$ 1.5844	$ —

Class Y

12–13–06	$ 3.0836*	$ 0.4368	$ 1.0624	$ 1.5844	$ —	$ 0.1206	$ 1.3786	$ 1.5844	$ —

Class R

12–13–06	$ 2.9836*	$ 0.4076	$ 0.9916	$ 1.5844	$ —	$ 0.1125	$ 1.2867	$ 1.5844	$ —

Advisor Class

12–13–06	$ 3.1036*	$ 0.4426	$ 1.0766	$ 1.5844	$ —	$ 0.1222	$ 1.3970	$ 1.5844	$ —

		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
Ivy International Balanced Fund									
Class A									
6–14–06	$0.1566*	$ 0.0675	$ 0.0891	$ —	$ —	$ —	$ 0.1566	$ —	$ —
9–13–06	0.0656*	0.0283	0.0373	—	—	—	0.0656	—	—
12–13–06	0.6705*	0.1019	0.1346	0.4340	—	—	0.2365	0.4340	—
3–16–07	0.0701*	0.0301	0.0400	—	—	—	0.0701	—	—
Total	$0.9628*	$ 0.2278	$ 0.3010	$ 0.4340	$ —	$ —	$ 0.5288	$ 0.4340	$ —
Class B									
6–14–06	$0.1166*	$ 0.0503	$ 0.0663	$ —	$ —	$ —	$ 0.1166	$ —	$ —
9–13–06	0.0256*	0.0110	0.0146	—	—	—	0.0256	—	—
12–13–06	0.6275*	0.0834	0.1101	0.4340	—	—	0.1935	0.4340	—
3–16–07	0.0351*	0.0151	0.0200	—	—	—	0.0351	—	—
Total	$0.8048*	$ 0.1598	$ 0.2110	$ 0.4340	$ —	$ —	$ 0.3708	$ 0.4340	$ —
Class C									
6–14–06	$0.1266*	$ 0.0546	$ 0.0720	$ —	$ —	$ —	$ 0.1266	$ —	$ —
9–13–06	0.0356*	0.0153	0.0203	—	—	—	0.0356	—	—
12–13–06	0.6395*	0.0886	0.1169	0.4340	—	—	0.2055	0.4340	—
3–16–07	0.0411*	0.0177	0.0234	—	—	—	0.0411	—	—
Total	$0.8428*	$ 0.1762	$ 0.2326	$ 0.4340	$ —	$ —	$ 0.4088	$ 0.4340	$ —
Class Y									
6–14–06	$0.1586*	$ 0.0684	$ 0.0902	$ —	$ —	$ —	$ 0.1586	$ —	$ —
9–13–06	0.0676*	0.0291	0.0385	—	—	—	0.0676	—	—
12–13–06	0.6715*	0.1024	0.1351	0.4340	—	—	0.2375	0.4340	—
3–16–07	0.0741*	0.0319	0.0422	—	—	—	0.0741	—	—
Total	$0.9718*	$ 0.2318	$ 0.3060	$ 0.4340	$ —	$ —	$ 0.5378	$ 0.4340	$ —
Ivy International Core Equity Fund									
Class A									
12–13–06	$ 0.7905	$ 0.0878	$ —	$ 0.7027	$ —	$ —	$ 0.0878	$ 0.7027	$ —
Class B									
12–13–06	$ 0.7305	$ 0.0278	$ —	$ 0.7027	$ —	$ —	$ 0.0278	$ 0.7027	$ —
Class C									
12–13–06	$ 0.7305	$ 0.0278	$ —	$ 0.7027	$ —	$ —	$ 0.0278	$ 0.7027	$ —
Class Y									
12–13–06	$ 0.7985	$ 0.0958	$ —	$ 0.7027	$ —	$ —	$ 0.0958	$ 0.7027	$ —
Advisor Class									
12–13–06	$ 0.8055	$ 0.1028	$ —	$ 0.7027	$ —	$ —	$ 0.1028	$ 0.7027	$ —

PER-SHARE AMOUNTS REPORTABLE AS:

Record Date	Total	For Individuals				For Corporations			
		Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
Ivy International Growth Fund									
Class A									
12–13–06	$ 0.0852*	$ 0.0852	$ —	$ —	$ —	$ 0.0051	$ 0.0801	$ —	$ —
Class B									
12–13–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class C									
12–13–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class Y									
12–13–06	$ 0.0922*	$ 0.0922	$ —	$ —	$ —	$ 0.0055	$ 0.0867	$ —	$ —
Advisor Class									
12–13–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class II									
12–13–06	$ 0.1812*	$ 0.1812	$ —	$ —	$ —	$ 0.0108	$ 0.1704	$ —	$ —
Ivy Pacific Opportunities Fund									
Class A									
12–13–06	$ 0.6363*	$ 0.0601	$ 0.2695	$ 0.3067	$ —	$ —	$ 0.3296	$ 0.3067	$ —
Class B									
12–13–06	$ 0.6263*	$ 0.0583	$ 0.2613	$ 0.3067	$ —	$ —	$ 0.3196	$ 0.3067	$ —
Class C									
12–13–06	$ 0.6263*	$ 0.0583	$ 0.2613	$ 0.3067	$ —	$ —	$ 0.3196	$ 0.3067	$ —
Class Y									
12–13–06	$ 0.6733*	$ 0.0669	$ 0.2997	$ 0.3067	$ —	$ —	$ 0.3666	$ 0.3067	$ —
Advisor Class									
12–13–06	$ 0.7223*	$ 0.0758	$ 0.3398	$ 0.3067	$ —	$ —	$ 0.4156	$ 0.3067	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
Ivy Real Estate Securities Fund									
Class A									
6–14–06	$ 0.0400	$ 0.0007	$ 0.0393	$ —	$ —	$ 0.0007	$ 0.0393	$ —	$ —
9–13–06	0.0400	0.0007	0.0393	—	—	0.0007	0.0393	—	—
12–13–06	1.0219	0.0043	0.2497	0.7152	0.0527	0.0043	0.2497	0.7152	0.0527
3–16–07	0.0150	—	0.0150	—	—	—	0.0150	—	—
Total	$ 1.1169	$ 0.0057	$ 0.3433	$ 0.7152	$ 0.0527	$ 0.0057	$ 0.3433	$ 0.7152	$ 0.0527
Class B									
6–14–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
9–13–06	—	—	—	—	—	—	—	—	—
12–13–06	0.9679	0.0034	0.1966	0.7152	0.0527	0.0034	0.1966	0.7152	0.0527
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 0.9679	$ 0.0034	$ 0.1966	$ 0.7152	$ 0.0527	$ 0.0034	$ 0.1966	$ 0.7152	$ 0.0527
Class C									
6–14–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
9–13–06	—	—	—	—	—	—	—	—	—
12–13–06	0.9679	0.0034	0.1966	0.7152	0.0527	0.0034	0.1966	0.7152	0.0527
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 0.9679	$ 0.0034	$ 0.1966	$ 0.7152	$ 0.0527	$ 0.0034	$ 0.1966	$ 0.7152	$ 0.0527
Class Y									
6–14–06	$ 0.0540	$ 0.0009	$ 0.0531	$ —	$ —	$ 0.0009	$ 0.0531	$ —	$ —
9–13–06	0.0530	0.0009	0.0521	—	—	0.0009	0.0521	—	—
12–13–06	1.0349	0.0045	0.2625	0.7152	0.0527	0.0045	0.2625	0.7152	0.0527
3–16–07	0.0250	—	0.0250	—	—	—	0.0250	—	—
Total	$ 1.1669	$ 0.0063	$ 0.3927	$ 0.7152	$ 0.0527	$ 0.0063	$ 0.3927	$ 0.7152	$ 0.0527
Class R									
6–14–06	$ 0.0340	$ 0.0006	$ 0.0334	$ —	$ —	$ 0.0006	$ 0.0334	$ —	$ —
9–13–06	0.0350	0.0006	0.0344	—	—	0.0006	0.0344	—	—
12–13–06	1.0179	0.0042	0.2458	0.7152	0.0527	0.0042	0.2458	0.7152	0.0527
3–16–07	0.0070	—	0.0070	—	—	—	0.0070	—	—
Total	$ 1.0939	$ 0.0054	$ 0.3206	$ 0.7152	$ 0.0527	$ 0.0054	$ 0.3206	$ 0.7152	$ 0.0527
Ivy Small Cap Value Fund									
Class A, B, C and Y									
6–14–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
9–13–06	—	—	—	—	—	—	—	—	—
12–13–06	1.3420	0.1691	0.6509	0.5220	—	0.1701	0.6499	0.5220	—
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 1.3420	$ 0.1691	$ 0.6509	$ 0.5220	$ —	$ 0.1701	$ 0.6499	$ 0.5220	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:							
		For Individuals				For Corporations			
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain
				Ivy Value Fund					
				Class A					
6–14–06	$ 0.0250	$ 0.0250	$ —	$ —	$ —	$ 0.0250	$ —	$ —	$ —
9–13–06	0.0300	0.0300	—	—	—	0.0300	—	—	—
12–13–06	0.4515	0.0450	—	0.4065	—	0.0450	—	0.4065	—
3–16–07	0.0300	0.0300	—	—	—	0.0300	—	—	—
Total	$ 0.5365	$ 0.1300	$ —	$ 0.4065	$ —	$ 0.1300	$ —	$ 0.4065	$ —
				Class B					
6–14–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
9–13–06	—	—	—	—	—	—	—	—	—
12–13–06	0.4065	—	—	0.4065	—	0.4065	—	0.4065	—
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 0.4065	$ —	$ —	$ 0.4065	$ —	$ 0.4065	$ —	$ 0.4065	$ —
				Class C					
6–14–06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
9–13–06	—	—	—	—	—	—	—	—	—
12–13–06	0.4085	0.0020	—	0.4065	—	0.0020	—	0.4065	—
3–16–07	—	—	—	—	—	—	—	—	—
Total	$ 0.4085	$ 0.0020	$ —	$ 0.4065	$ —	$ 0.0020	$ —	$ 0.4065	$ —
				Class Y					
6–14–06	$ 0.0320	$ 0.0320	$ —	$ —	$ —	$ 0.0320	$ —	$ —	$ —
9–13–06	0.0400	0.0400	—	—	—	0.0400	—	—	—
12–13–06	0.4615	0.0550	—	0.4065	—	0.0550	—	0.4065	—
3–16–07	0.0400	0.0400	—	—	—	0.0400	—	—	—
Total	$ 0.5735	$ 0.1670	$ —	$ 0.4065	$ —	$ 0.1670	$ —	$ 0.4065	$ —

*Includes gross up of pass-through foreign tax credit.

Dividends are declared and recorded by each of the following Funds on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

The table below shows the taxability of dividends and long-term capital gains paid during the fiscal year ended March 31, 2007:

Record Date	Total	PER-SHARE AMOUNTS REPORTABLE AS: For Individuals Non-Qualifying	For Individuals Long-Term Capital Gain	For Corporations Qualifying	For Corporations Non-Qualifying	For Corporations Long-Term Capital Gain
Ivy Bond Fund						
April 2006 through March 2007	100.0000%	100.0000%	—%	—%	100.0000%	—%
Ivy Mortgage Securities Fund						
April 2006 through March 2007	100.0000%	100.0000%	—%	—%	100.0000%	—%

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund and Ivy Pacific Opportunities Fund elected to pass through to their shareholders $1,351,869, $985,154, $3,623,791, $327,457, $310,763, $402,834 and $722,668, respectively, of creditable foreign taxes paid on income derived from sources within any foreign country or possession of the United States in the amounts of $14,467,469, $10,508,372, $39,471,284, $5,089,160, $3,294,286, $4,671,362 and $5,429,688, respectively.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Trustees of Ivy Funds

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds (16 portfolios) and Ivy Funds, Inc. (12 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios).

Each of the individuals listed below serves as a trustee or director for each of the funds within the Ivy Family of Funds. Eleanor B. Schwartz, Joseph Harroz, Jr. and Henry J. Herrmann also serve as directors of each of the funds in the Advisors Fund Complex. Each Trustee serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

A Trustee is considered by Ivy Funds and its counsel to be an "interested person" of the Funds or of their investment manager by virtue of his or her employment by Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries. The other Trustees (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

Additional Information about Trustees

The Statement of Additional Information (SAI) for Ivy Funds includes additional information about Fund Trustees. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

INDEPENDENT TRUSTEES

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age: 67	Trustee since 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); President of Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); President of Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present)	Director of Guaranty State Bank & Trust Co.; Director of Guaranty, Inc.; Trustee, Kansas Public Employees Retirement System
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 Age: 57	Trustee since 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004)	Director of Collins Financial Services, a debt recovery company
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Independent Chair since 2006 Trustee since 2002	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)	Director of Valliance Bank NA; Director of Advisors Fund Complex (46 portfolios overseen); Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 55	Trustee since 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)	None
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Trustee since 2002	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)	Director of Advisors Fund Complex (46 portfolios overseen)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Michael G. Smith 920 York Road Suite 350 Hinsdale IL 60521 Age: 63	Trustee since 2002	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds & Mason Street Advisors Funds (18 portfolios overseen)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Trustee since 1999	Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); CEO and Director of JBE Technology Group, Inc. (telecommunications services) (2001 to 2003)	Director of Hansberger International Funds (5 portfolios overseen)

INTERESTED TRUSTEE

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Trustee since 2002 President since 2002	CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Chief Investment Officer (CIO) of WDR (1998 to 2005); Chief Investment Officer of WRIMCO (1991 to 2005) and IICO (2002 to 2005); President of each of the funds in the Fund Complex (2001 to present)	Director of WDR, IICO, WRSCO, Waddell & Reed, Inc. and WRIMCO; Director of each of the funds in the Advisors Fund Complex (46 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, Ivy Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Directorships held
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003)	None
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 43	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005)	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2002 Assistant Secretary since 2006 Associate General Counsel since 2002	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Directorships held
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2002 General Counsel since 2002 Assistant Secretary since 2002	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 2002 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to 2006)	None

Shareholder Meeting Results:

On December 7, 2006, a special shareholder meeting (the "Meeting") for Ivy Cundill Global Value Fund (Fund), a series of Ivy Funds, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):

Proposal 1: To approve a sub-advisory agreement between Ivy Investment Management Company and Mackenzie Financial Corporation with respect to the Fund.

For	Against	Abstain	Broker Non-vote
25,585,363.62	694,254.99	1,442,856.67	4,989,572.00

On February 2, 2007, a special shareholder meeting (the "Meeting") for Ivy Small Cap Value Fund (Fund), a series of Ivy Funds, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purpose (and with the following results):

Proposal 1: To approve a sub-advisory agreement between Ivy Investment Management Company and BlackRock Capital Management, Inc. with respect to the Fund.

For	Against	Abstain
3,963,844.17	123,811.93	251,510.73

Proposal 2: To authorize a "manager of managers" structure for the Fund whereby Ivy Investment Management Company will be able to make changes to the Fund's sub-advisors and materially amend investment sub-advisory agreements related to the Fund without obtaining shareholder approval.

For	Against	Abstain
3,843,371.70	238,904.60	256,890.52

Ivy Funds Annual Privacy Notice

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to non-affiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Ivy Funds' website at www.ivyfunds.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Global/International Funds
Cundill Global Value Fund
European Opportunities Fund
International Balanced Fund
International Core Equity Fund
International Growth Fund
Pacific Opportunities Fund

Domestic Equity Funds
Capital Appreciation Fund
Core Equity Fund
Dividend Income Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Small Cap Value Fund
Value Fund

Fixed Income Funds
Bond Fund
High Income Fund
Limited-Term Bond Fund
Mortgage Securities Fund
Municipal Bond Fund

Money Market Funds
Money Market Fund

Specialty Funds
Asset Strategy Fund
Balanced Fund
Energy Fund
Global Natural Resources Fund
Real Estate Securities Fund
Science and Technology Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

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WADDELL & REED

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